As filed with the Securities and Exchange Commission on February 17, 2015

Registration No. 333-201181

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Halliburton Company

(Exact name of registrant as specified in its certificate of incorporation)

Delaware	1389	75-2677995
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robb L. Voyles

Executive Vice President and General Counsel

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Kelly B. Rose J. David Kirkland, Jr. Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234	Daniel A. Neff David A. Katz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1309	Alan R. Crain Senior Vice President & Chief Legal and Governance Officer Baker Hughes Incorporated 2929 Allen Parkway, Suite 2100 Houston, Texas 77019-2118 (713) 439-8600	Arthur F. Golden George R. Bason, Jr. Michael Davis Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Christine B. LaFollette Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002-5200 (713) 220-5800

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Halliburton Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted.

Subject to completion, dated February 17, 2015

3000 North Sam Houston Parkway East Houston, Texas 77032	2929 Allen Parkway, Suite 2100 Houston, Texas 77019

[                    ], 2015

Dear Halliburton Company and Baker Hughes Incorporated Stockholders:

On behalf of the boards of directors and management teams of Halliburton and Baker Hughes, we are pleased to enclose the joint proxy statement/prospectus relating to the merger of Baker Hughes into a wholly owned subsidiary of Halliburton. We believe this merger will create a leading oilfield services company that will have an unsurpassed breadth and depth of products and services and be well-positioned for continued superior growth, margins and returns, benefitting both companies’ stockholders, customers and suppliers worldwide.

When the merger is completed, Baker Hughes stockholders will receive 1.12 shares of Halliburton common stock and $19.00 in cash for each share of Baker Hughes common stock held, as described in more detail in the enclosed joint proxy statement/prospectus under the heading “The Merger Agreement—Merger Consideration.” Based on the closing price of a share of Halliburton common stock on November 12, 2014, the day prior to confirmation by Baker Hughes that it was in talks with Halliburton regarding a transaction, this represented a value of $78.62 per Baker Hughes share. Based on the closing price of a share of Halliburton common stock on February 12, 2015, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, the merger consideration represented approximately $66.90 in value per Baker Hughes share. The value of the consideration to be received by Baker Hughes stockholders will fluctuate with changes in the price of Halliburton common stock. We urge you to obtain current market quotations for Halliburton and Baker Hughes common stock. The shares of Halliburton common stock are traded on the New York Stock Exchange (NYSE) under the symbol “HAL” and the shares of Baker Hughes common stock are traded on the NYSE under the symbol “BHI.”

In connection with the merger, Halliburton stockholders are cordially invited to attend a special meeting of Halliburton stockholders to be held on March 27, 2015 at 9:00 a.m., local time, at 3000 North Sam Houston Parkway East, Life Center–Auditorium, Houston, Texas 77032, and Baker Hughes stockholders are cordially invited to attend a special meeting of the stockholders of Baker Hughes to be held on March 27, 2015 at 9:00 a.m., local time, at 2727 Allen Parkway, Wortham Meeting Room #2, Houston, Texas 77019.

At the special meeting of the stockholders of Halliburton, Halliburton stockholders will be asked to vote on a proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement with Baker Hughes and to vote on a proposal to adjourn Halliburton’s special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares. The merger cannot be completed unless the Halliburton stockholders approve the share issuance.

Halliburton’s board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the merger, including the issuance of shares of Halliburton common stock as contemplated by the merger agreement, is fair to and in the best interests of Halliburton and its stockholders and unanimously recommends that Halliburton stockholders vote (i) FOR the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement and (ii) FOR the proposal to adjourn Halliburton’s special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares.

At the special meeting of the stockholders of Baker Hughes, Baker Hughes stockholders will be asked to vote on (i) a proposal to adopt the merger agreement and thereby approve the merger, (ii) a proposal to adjourn

Baker Hughes’s special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement, and (iii) a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger (which we refer to as the “merger-related compensation proposal”). The merger cannot be completed unless the Baker Hughes stockholders vote to adopt the merger agreement.

Baker Hughes’s board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Baker Hughes and its stockholders and recommend that Baker Hughes stockholders vote (i) FOR the proposal to adopt the merger agreement and thereby approve the merger, (ii) FOR the proposal to adjourn the Baker Hughes special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement, and (iii) FOR the proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger.

We estimate that Halliburton may issue up to approximately 490 million shares of its common stock to Baker Hughes stockholders as contemplated by the merger agreement. Immediately following completion of the merger, Halliburton stockholders immediately prior to the merger will own approximately 63% of Halliburton’s outstanding common stock and former Baker Hughes stockholders will own approximately 37% of Halliburton’s outstanding common stock. Halliburton common stock will continue to be listed on the NYSE under the symbol “HAL.”

We urge you to read the enclosed joint proxy statement/prospectus, which includes important information about the merger and our special meetings. In particular, see “Risk Factors” beginning on page 32 of the joint proxy statement/prospectus for a description of the risks that you should consider in evaluating the merger.

For a discussion of the United States federal income tax consequences of the merger, see “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction” beginning on page 110 of the joint proxy statement/prospectus.

Your vote is very important. We cannot complete the merger unless (i) Halliburton stockholders approve the share issuance, and (ii) Baker Hughes stockholders adopt the merger agreement. Whether or not you expect to attend the special meeting of your company, the details of which are described in the enclosed joint proxy statement/prospectus, please immediately submit your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope.

If Halliburton stockholders have any questions or require assistance in voting their shares, they should call Innisfree M&A Incorporated (“Innisfree”) or MacKenzie Partners, Inc. (“MacKenzie”), Halliburton’s proxy solicitors for the special meeting, toll-free at (877) 825-8971 or (800) 322-2885, respectively. If Baker Hughes stockholders have any questions or require assistance in voting their shares, they should call D.F. King & Co., Inc. (“D.F. King”), Baker Hughes’s proxy solicitor for the special meeting, toll-free at (800) 735-3591.

Sincerely,	Sincerely,

David J. Lesar Chairman of the Board and Chief Executive Officer Halliburton Company	Martin S. Craighead Chairman of the Board and Chief Executive Officer Baker Hughes Incorporated

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger described in the joint proxy statement/prospectus or the securities to be issued pursuant to the merger under the joint proxy statement/prospectus or determined if the joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The enclosed joint proxy statement/prospectus is dated [                    ], 2015 and is first being mailed to stockholders on or about [                    ], 2015.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Halliburton and Baker Hughes from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge. You can obtain copies of the documents incorporated by reference into this joint proxy statement/prospectus through the Securities and Exchange Commission (sometimes referred to as the SEC) website at www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Halliburton Company 3000 North Sam Houston Parkway East Houston, Texas 77032 Investor Relations (281) 871-2688	Baker Hughes Incorporated 2929 Allen Parkway, Suite 2100 Houston, Texas 77019 Investor Relations (713) 439-8039

In addition, you may also obtain additional copies of this joint proxy statement/prospectus or the documents incorporated by reference into this joint proxy statement/prospectus by contacting Innisfree or MacKenzie, Halliburton’s proxy solicitors, or D.F. King, Baker Hughes’s proxy solicitor, at the addresses and telephone numbers listed below. You will not be charged for any of these documents that you request.

Innisfree M&A Incorporated 501 Madison Avenue New York, New York 10022 Toll-free: (877) 825-8971 Collect: (212) 750-5833	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Toll-free: (800) 322-2885 Collect: (212) 929-5500	D.F. King & Co. 48 Wall Street New York, New York 10005 Toll-free: (800) 735-3591 Collect: (212) 269-5550

To obtain timely delivery of documents, you must request them no later than five business days before the date of your meeting. Therefore, if you would like to request documents from Halliburton, please do so by March 20, 2015, in order to receive them before the Halliburton special meeting. If you would like to request documents from Baker Hughes, please do so by March 20, 2015, in order to receive them before the Baker Hughes special meeting.

See “Where You Can Find More Information” beginning on page 180 of this joint proxy statement/prospectus.

SUBMITTING PROXIES BY MAIL, TELEPHONE OR INTERNET

Halliburton stockholders of record may submit their proxies:

•	by internet until 11:59 p.m. Houston, Texas time on March 26, 2015;

•	by telephone until 11:59 p.m. Houston, Texas time on March 26, 2015; or

•	by completing, signing and returning your proxy or voting instruction card before March 27, 2015.

Baker Hughes stockholders of record may submit their proxies:

•	by telephone, by calling the phone number provided on the enclosed proxy card or voting instruction form, until 11:59 p.m. Houston, Texas time on March 26, 2015;

•	by accessing the Internet website provided on the enclosed proxy card or voting instruction form and following the instructions on the website by 11:59 p.m. Houston, Texas time on March 26, 2015; or

•	by mail, by indicating their voting preference on the proposals on each proxy card received, signing and dating each proxy card and returning each proxy card in the prepaid envelope that accompanied that proxy card before March 27, 2015.

Stockholders of Halliburton and/or Baker Hughes whose shares are held in “street name” must provide their broker, nominee, fiduciary or other custodian with instructions on how to vote their shares; otherwise, their broker, nominee, fiduciary or other custodian will not vote their shares on any of the proposals before the special meeting. Stockholders should check the voting form provided by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD March 27, 2015

A Halliburton Company special meeting of stockholders will be held on March 27, 2015 at 9:00 a.m., local time, at 3000 North Sam Houston Parkway East, Life Center – Auditorium, Houston, Texas 77032. Our stockholders are asked to vote to:

1. Approve the issuance of shares of Halliburton common stock as contemplated by the Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”), dated as of November 16, 2014, among Halliburton Company, Red Tiger LLC and Baker Hughes Incorporated. A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice. In the merger, each share of Baker Hughes common stock outstanding immediately prior to completion of the merger (other than dissenting shares and shares held by Halliburton or Baker Hughes) will be converted into the right to receive 1.12 shares of Halliburton common stock and $19.00 in cash.

2. Adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares described in the foregoing proposal.

3. Transact any other business properly brought before the special meeting and any adjournment or postponement thereof.

If you held shares in Halliburton at the close of business on February 17, 2015, you are entitled to vote at the special meeting. If a new record date is set, you will be entitled to vote at the special meeting if you held shares in Halliburton as of such record date.

The Halliburton board of directors recommends that you vote FOR all of these proposals, which are described in detail in the accompanying joint proxy statement/prospectus. Your attention is directed to the accompanying joint proxy statement/prospectus for a discussion of the merger and the merger agreement, as well as the other matters that will be considered at the meeting.

Your vote is very important. The conditions to the merger include that the Halliburton stockholders approve the share issuance. If you do not submit your proxy by telephone, the Internet, or return your signed proxy card(s) by mail or vote in person at your special meeting, it will be more difficult for Halliburton to obtain the necessary quorum to hold its special meeting.

Whether or not you plan to attend the special meeting in person, please complete, sign, date and return the enclosed proxy in the accompanying self-addressed postage pre-paid envelope or complete your proxy by following the instructions supplied on the proxy card for voting by telephone or via the Internet (or, if your shares are held in “street name” by a broker, nominee, fiduciary or other custodian, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct it to vote your shares) as soon as possible. If you attend the special meeting, you may withdraw your proxy and vote in person.

By Order of the Board of Directors

Christina M. Ibrahim
Vice President and Corporate Secretary

Houston, Texas

[                    ], 2015

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100

Houston, Texas 77019

(713) 439-8600

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD March 27, 2015

A Baker Hughes Incorporated special meeting of stockholders will be held on March 27, 2015, at 9:00 a.m., local time, at 2727 Allen Parkway, Wortham Meeting Room #2, Houston, Texas 77019, for the following purposes, all as set forth in the accompanying joint proxy statement/prospectus:

1. Adopt the Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”), dated as of November 16, 2014, by and among Halliburton Company, Red Tiger LLC and Baker Hughes Incorporated. A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice. In the merger, each share of Baker Hughes common stock outstanding immediately prior to completion of the merger (other than dissenting shares and shares held by Halliburton or Baker Hughes) will be converted into the right to receive 1.12 shares of Halliburton common stock and $19.00 in cash.

2. Approve the adjournment of the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

3. Approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger.

4. Transact any other business properly brought before the special meeting by or at the direction of the Board and any adjournment or postponement thereof.

Only stockholders of record on the books of Baker Hughes at the close of business on February 17, 2015 will be entitled to vote at the meeting. If a new record date is set, you will be entitled to vote at the special meeting if you held shares in Baker Hughes as of such record date. These items of business, including the merger agreement and the proposed merger, are described in detail in the accompanying joint proxy statement/prospectus.

The Baker Hughes board of directors, by unanimous vote of the directors, determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger between Baker Hughes and a subsidiary of Halliburton, are advisable and in the best interests of Baker Hughes and its stockholders and recommends that Baker Hughes stockholders vote FOR the adoption of the merger agreement, FOR the adjournment of the Baker Hughes special meeting if necessary or advisable to solicit additional proxies in favor of such adoption and FOR the merger-related compensation proposal.

Your vote is very important. Adoption of the merger agreement by the Baker Hughes stockholders is a condition to the merger and requires the affirmative vote, in person or by proxy, of holders of a majority of the shares of Baker Hughes common stock outstanding and entitled to vote on such proposal. Therefore, your vote is very important. Your abstaining, failure to submit a proxy or vote in person at the special meeting, or failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will have the same effect as a vote against the adoption of the merger agreement.

Whether or not you plan to attend the special meeting, please promptly submit your proxy by telephone or by accessing the internet site following the instructions in the accompanying joint proxy statement/prospectus or by marking, dating, signing and returning the accompanying proxy card in the self-addressed postage pre-paid envelope as promptly as possible. If you attend the special meeting, you may withdraw your proxy and vote in person.

By Order of the Board of Directors

M. Lee Whitley

Vice President and Corporate Secretary

Houston, Texas

[                    ], 2015

Page

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS	1

SUMMARY	11

The Companies Involved in the Merger	11

The Proposed Merger	11

Merger Consideration	12

Halliburton Stockholders Will Not Have Appraisal Rights in Connection with the Merger	12

Baker Hughes Stockholders Will Have Appraisal Rights in Connection with the Merger	12

Treatment of Baker Hughes Equity Incentive Awards	13

Dividends	14

Material United States Federal Income Tax Consequences of the Transaction	14

The Halliburton and Baker Hughes Special Meetings	15

Approvals Required by Halliburton and Baker Hughes Stockholders to Complete the Merger	15

Recommendations of the Halliburton Board	16

Recommendations of the Baker Hughes Board	16

Opinions of Halliburton’s Financial Advisors	16

Opinion of Baker Hughes’s Financial Advisor	17

Debt Financing	18

Completion of the Merger is Subject to Regulatory Approvals	18

Interests of Baker Hughes Directors and Executive Officers	19

Completion of the Merger is Subject to a Number of Conditions	19

No Solicitation of Alternative Transactions	20

Termination Fees and Expenses May Be Payable Under Some Circumstances in the Event that the Merger Agreement is Terminated by Halliburton or Baker Hughes	20

Specific Performance; Remedies	23

Halliburton Common Stock Will Continue to be Listed on the New York Stock Exchange; Baker Hughes Stock Will be Delisted and Deregistered if the Merger is Completed	23

Former Baker Hughes Stockholders Will Hold Approximately 37% of the Outstanding Shares of Halliburton Common Stock Following Completion of the Merger	23

Differences Exist Between the Rights of Halliburton Stockholders and Baker Hughes Stockholders	23

The Merger and the Performance of the Combined Company Are Subject to a Number of Risks	23

Post-Merger Governance and Management	23

Litigation Relating to the Merger	24

Recent Developments of Halliburton	24

Recent Developments of Baker Hughes	25

i

v

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

Q: Why am I receiving this document?

A: This document is being delivered to you because you are either a stockholder of Halliburton Company (sometimes referred to as Halliburton), a stockholder of Baker Hughes Incorporated (sometimes referred to as Baker Hughes), or both. Halliburton and Baker Hughes are each holding a special meeting in connection with the proposed merger of Baker Hughes into a wholly owned subsidiary of Halliburton (sometimes referred to as the merger).

Halliburton stockholders are being asked to approve at a special meeting the issuance of shares of Halliburton common stock as contemplated by the Agreement and Plan of Merger (as it may be amended from time to time, sometimes referred to as the merger agreement), dated as of November 16, 2014, by and among Halliburton, Red Tiger LLC (sometimes referred to herein as “Merger Sub”) and Baker Hughes, and a proposal to adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares. Baker Hughes stockholders are being asked to adopt at a special meeting the merger agreement, and thereby approve the merger, and proposals to adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement and to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger. The approval of the issuance of shares of Halliburton common stock is sometimes referred to as the Halliburton stockholder approval, and the adoption of the merger agreement by Baker Hughes stockholders, thereby approving the merger, is sometimes referred to as the Baker Hughes stockholder approval.

This document is serving as both a joint proxy statement of Halliburton and Baker Hughes and a prospectus of Halliburton. It is a joint proxy statement because it is being used by each of the boards of directors of Halliburton and Baker Hughes to solicit proxies from their respective stockholders. It is a prospectus because Halliburton is offering shares of its common stock and cash in exchange for shares of Baker Hughes common stock if the merger is completed. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Q: What will happen in the merger?

A: In the merger, Baker Hughes will merge with and into Merger Sub. Merger Sub will be the surviving entity in the merger as a wholly owned subsidiary of Halliburton. Baker Hughes will cease to be a publicly held corporation following completion of the merger.

Q: What will Baker Hughes stockholders receive in the merger for their shares?

A: When the merger is completed, each share of Baker Hughes common stock outstanding immediately prior to the merger (other than dissenting shares and shares held by Halliburton or Baker Hughes) will be converted automatically into the right to receive 1.12 shares of Halliburton common stock plus $19.00 in cash. The exchange ratio to be used in connection with the merger is fixed and will not be adjusted to reflect changes in the price of Halliburton or Baker Hughes common stock prior to the closing of the merger. No fractional shares of Halliburton common stock will be issued. Holders of Baker Hughes common stock to whom fractional shares would have otherwise been issued will be entitled to receive, subject to applicable withholding, a cash payment in lieu of such fraction based on the volume-weighted average price per share of Halliburton common stock over the five trading day period ending on the third full trading day prior to the effective time of the merger. See “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus.

Q: What do I need to do now?

A: After you carefully read this joint proxy statement/prospectus, please respond by submitting your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope(s), as soon as possible, so that your shares may be represented at your special meeting. If you hold your shares in “street name” through a broker, nominee, fiduciary or other custodian, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct them to vote your shares. In order to ensure that your vote is recorded, please submit your proxy as instructed on your proxy card(s) even if you currently plan to attend your special meeting in person.

Q: Who is entitled to vote at the Halliburton special meeting?

A: All holders of Halliburton common stock who held shares at the record date for the Halliburton special meeting (the close of business on February 17, 2015) are entitled to receive notice of, and to vote at, the Halliburton special meeting provided that those shares remain outstanding on the date of the Halliburton special meeting. As of the close of business on February 12, 2015, there were 849,655,046 shares of Halliburton common stock outstanding. Each holder of Halliburton common stock is entitled to one vote for each share of Halliburton common stock owned at the record date.

Q: Who is entitled to vote at the Baker Hughes special meeting?

A: All holders of Baker Hughes common stock who held shares at the record date for the Baker Hughes special meeting (the close of business on February 17, 2015) are entitled to receive notice of, and to vote at, the Baker Hughes special meeting provided that those shares remain outstanding on the date of the Baker Hughes special meeting. As of the close of business on February 12, 2015, there were 434,490,814 shares of Baker Hughes common stock outstanding. Each holder of Baker Hughes common stock is entitled to one vote for each share of Baker Hughes common stock owned at the record date.

Q: Why is my vote important?

A: If you do not submit your proxy by telephone, the Internet, or return your signed proxy card(s) by mail or vote in person at your special meeting, it will be more difficult for Halliburton and Baker Hughes to obtain the necessary quorum to hold their respective special meetings and to obtain the stockholder approvals necessary for the completion of the merger. For the Halliburton special meeting, the presence, in person or by proxy, of holders of a majority of the Halliburton common stock issued and outstanding and entitled to vote at the Halliburton special meeting constitutes a quorum for the transaction of business. For the Baker Hughes special meeting, the presence, in person or by proxy, of holders of a majority of the Baker Hughes common stock issued and outstanding and entitled to vote at the Baker Hughes special meeting constitutes a quorum for the transaction of business. If a quorum is not present at the Halliburton special meeting or the Baker Hughes special meeting, the stockholders of that company will not be able to take action on any of the proposals at that meeting.

While a failure to submit a proxy or vote in person at the special meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will not affect the outcome of the vote on the proposal to approve the issuance of shares of Halliburton common stock, it will make it more difficult to meet the requirement under Halliburton’s by-laws that the holders of a majority of the Halliburton common stock issued and outstanding and entitled to vote at the special meeting be present in person or by proxy to constitute a quorum at the special meeting.

For the Baker Hughes proposal to adopt the merger agreement, a majority of the outstanding shares entitled to vote on such matter must approve such proposal, thus an abstention from voting, a failure to submit a proxy or vote in person at the special meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will have the same effect as a vote AGAINST the proposal.

Your vote is very important. Halliburton and Baker Hughes cannot complete the merger unless (i) Halliburton stockholders approve the share issuance and (ii) Baker Hughes stockholders adopt the merger agreement.

Q: Why have Halliburton and Baker Hughes agreed to the merger?

A: Halliburton and Baker Hughes believe that the merger will create a leading oilfield services company and expect the merger to provide substantial strategic and financial benefits to their stockholders, customers and other stakeholders worldwide, including, among others:

•	Unsurpassed breadth and depth of products and services.

•	Significant annual cost synergies once fully integrated.

•	Increased operating efficiencies and opportunities to become the most efficient and lowest cost service provider.

•	Accretive to Halliburton cash flow per share by end of first calendar year after closing.

•	Accretive to earnings per share by end of second calendar year after closing.

•	Combined company well-positioned for continued superior growth, margins and returns.

In particular, Halliburton estimates that the merger would result in nearly $2 billion of annual cost synergies upon full integration of Baker Hughes. Additional information on the reasons for the merger can be found below, beginning on page 73 for Halliburton and on page 93 for Baker Hughes.

Q: When do you expect the merger to be completed?

A: Halliburton and Baker Hughes hope to complete the merger as soon as reasonably practicable, subject to receipt of necessary regulatory approvals and the stockholder approvals, which are the subject of the Halliburton and Baker Hughes special meetings. Halliburton and Baker Hughes currently expect that the transaction will be completed in the second half of 2015. However, Halliburton and Baker Hughes cannot predict when regulatory review will be completed, whether or when regulatory or stockholder approval will be received or the potential terms and conditions of any regulatory approval that is received. In addition, certain other conditions to the merger, some of which are outside of the control of Halliburton and Baker Hughes, may not be satisfied until 2016 or at all. For a discussion of the conditions to the completion of the merger and of the risks associated with obtaining regulatory approvals in connection with the merger, see “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 133 and “The Proposed Merger—Regulatory Matters Relating to the Merger” beginning on page 112.

Q: Will the merger be taxable to stockholders of Baker Hughes?

A: Halliburton and Baker Hughes expect that the merger will qualify as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the Internal Revenue Code), and that each of Halliburton and Baker Hughes will be a party to the “reorganization,” and it is a condition to the consummation of the merger that each of Halliburton and Baker Hughes receive an opinion from legal counsel to that effect. Accordingly, a U.S. person that is the beneficial owner of Baker Hughes common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the transaction, excluding any cash received in lieu of a fractional share of Halliburton common stock (which is discussed below in “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction”), and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair market value of the Halliburton common stock received in the transaction over (b) the owner’s tax basis in its shares of Baker Hughes common stock. Any gain recognized generally will be long-term capital gain if, as of the date of the merger, the shares of Baker Hughes common stock exchanged in the transaction were held for more than one year.

Subject to certain exceptions, which are described below in “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction,” a non-U.S. person that is a beneficial owner of Baker Hughes common stock generally will not be subject to U.S. federal income tax on gain realized, if any, on the exchange of shares in the merger.

Baker Hughes stockholders are urged to read the discussion in the section entitled “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction” beginning on page 110 of this joint proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the transaction, as well as the effects of state, local and non-United States tax laws.

Q: How will my proxy be voted?

A: If you submit your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s), your proxy will be voted in accordance with your instructions. If other matters are properly brought before the special meetings, or any adjournments of the meetings, your proxy includes discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

Q: May I vote in person?

A: Yes. If you hold shares directly in your name as a stockholder of record of Halliburton common stock as of the close of business on February 17, 2015, or of Baker Hughes common stock as of the close of business on February 17, 2015, you may attend your special meeting and vote your shares in person, instead of submitting your proxy by telephone, by the Internet or returning your signed proxy card(s) by mail. If you hold shares of Halliburton common stock or Baker Hughes common stock in “street name,” meaning through a broker, nominee, fiduciary or other custodian, you must obtain a legal proxy from that institution and present it to the inspector of election with your ballot to be able to vote in person at the Halliburton or Baker Hughes special meeting. To request a legal proxy, please contact your broker, nominee, fiduciary or other custodian. Halliburton and Baker Hughes highly recommend that you vote in advance by submitting your proxy by telephone, by the Internet or by mail, even if you plan to attend the special meeting of your company.

Q: What are the votes required to approve the proposals?

A: Halliburton.

•	Approval of the proposal respecting the issuance of shares of Halliburton common stock as contemplated by the merger agreement requires the affirmative vote of a majority of votes cast at the Halliburton special meeting by holders of Halliburton common stock.

•	Approval of the proposal respecting the adjournment of the Halliburton stockholders meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares requires the affirmative vote of the holders of a majority of the shares of Halliburton common stock represented at the Halliburton special meeting and entitled to vote on such proposal.

Baker Hughes.

•	Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares of Baker Hughes common stock outstanding and entitled to vote on such proposal.

•

Approval of the proposal respecting the adjournment of the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares of Baker Hughes common stock represented at the Baker Hughes special meeting and entitled to vote on such proposal if a quorum is present, and a majority of the voting stock represented in person or by proxy if a quorum is not present.

•	Approval, on a non-binding, advisory basis, of the merger-related compensation proposal requires the affirmative vote of the holders of a majority of the shares of Baker Hughes common stock represented at the Baker Hughes special meeting and entitled to vote on such proposal.

Q: What constitutes a quorum for the Halliburton special meeting?

A: A quorum is the number of shares that must be represented at a meeting to lawfully conduct business. The presence at the special meeting, in person or by proxy, of the holders of a majority of the Halliburton common stock issued and outstanding and entitled to vote at the special meeting constitutes a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in the calculation of the number of shares considered to be present at the Halliburton special meeting for purposes of determining a quorum.

Q: What constitutes a quorum for the Baker Hughes special meeting?

A: A quorum is the number of shares that must be represented at a meeting to lawfully conduct business. The presence at the special meeting, in person or by proxy, of the holders of a majority of the shares of Baker Hughes common stock issued and outstanding and entitled to vote at the special meeting constitutes a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

Q: Does Halliburton’s board of directors recommend that Halliburton stockholders approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement?

A: Yes. The board of directors of Halliburton has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and determined that the issuance of shares of Halliburton common stock as contemplated by the merger agreement is in the best interests of Halliburton. Therefore, the board of directors of Halliburton unanimously recommends that you vote FOR the proposal respecting the issuance of shares of Halliburton common stock as contemplated by the merger agreement at the Halliburton special meeting. See “The Proposed Merger—Recommendation of the Halliburton Board and its Reasons for the Merger” beginning on page 73 of this joint proxy statement/prospectus.

Q: Does Baker Hughes’s board of directors recommend that Baker Hughes stockholders adopt the merger agreement and the transactions contemplated thereby?

A: Yes. The board of directors of Baker Hughes has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and determined that these transactions are advisable and in the best interests of Baker Hughes and its stockholders. Therefore, the board of directors of Baker Hughes unanimously recommends that you vote FOR the proposal to adopt the merger agreement and the transactions contemplated thereby at the Baker Hughes special meeting. See “The Proposed Merger—Recommendation of the Baker Hughes Board and its Reasons for the Merger” beginning on page 93 of this joint proxy statement/prospectus. In considering the recommendation of the board of directors of Baker Hughes with respect to the merger agreement and the transactions contemplated thereby, including the merger, you should be aware that directors and executive officers of Baker Hughes are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or in addition to, your interests as a stockholder of Baker Hughes. You should consider these interests in voting on this proposal. These different interests are described under “Additional Interests of Baker Hughes’s Directors and Executive Officers in the Merger” beginning on page 117 of this joint proxy statement/prospectus.

Q: What happens if Halliburton stockholders fail to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement?

A: In this circumstance, either party is permitted to terminate the merger agreement and in the event of such termination, Halliburton is required to pay a termination fee of $1.5 billion to Baker Hughes. See “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” beginning on page 147 of this joint proxy statement/prospectus.

Q: What happens if Baker Hughes stockholders fail to adopt the merger agreement and the transactions contemplated thereby?

A: In this circumstance, either party is permitted to terminate the merger agreement and in the event of such termination, under specified circumstances, Baker Hughes may be required to pay up to $40 million of Halliburton’s expenses or may be required to pay a termination fee of $1.0 billion to Halliburton. See “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” beginning on page 147 of this joint proxy statement/prospectus.

Q: If I am a record holder of my shares, what happens if I abstain from voting (whether by returning my proxy card or submitting my proxy by telephone or via the Internet) or I don’t submit a proxy?

A: Halliburton.

•	For the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement, if you abstain on the proposal, your shares will be counted as a vote cast, and, therefore, will have the same effect as a vote AGAINST such proposal. A failure to submit a proxy is not counted as a vote cast, and as such, will not otherwise have an effect on the outcome of the vote for the proposal, but it will make it more difficult to meet the requirement under Halliburton’s by-laws that the holders of a majority of the Halliburton common stock issued and outstanding and entitled to vote at the special meeting be present in person or by proxy to constitute a quorum at the special meeting.

•	For the proposal to adjourn the Halliburton special meeting, if necessary or advisable, an abstention will have the same effect as a vote cast AGAINST such proposal. A failure to submit a proxy will not have an effect on the outcome of the vote for the proposal.

Baker Hughes.

•	For the proposal to adopt the merger agreement, an abstention or a failure to submit a proxy will have the same effect as a vote AGAINST such proposal.

•	For the proposal to adjourn the Baker Hughes special meeting, if necessary or advisable, an abstention will have the same effect as a vote cast AGAINST such proposal. A failure to submit a proxy will not have an effect on the outcome of the vote for the proposal.

•	For the proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger, an abstention will have the same effect as a vote cast AGAINST such proposal. A failure to submit a proxy will not have an effect on the outcome of the vote for the proposal.

Q: What will happen if I return my proxy card without indicating how to vote?

•	A: If you are a Halliburton stockholder of record and submit your proxy but do not make specific choices, your proxy will follow the Halliburton Board’s recommendations and your shares will be voted FOR the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement and FOR the proposal to adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares.

•	If you are a Baker Hughes stockholder of record and submit your proxy but do not make specific choices with respect to the proposals, your proxy will follow the Baker Hughes Board’s recommendations and your shares will be voted FOR the proposal to adopt the merger agreement (under such circumstances, your proxy will constitute a waiver of your right of appraisal under Section 262 and will nullify any previously delivered written demand for appraisal under Section 262), FOR the proposal to adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement and FOR the proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger.

Q: What if I fail to instruct my broker how to vote? Will my broker automatically vote my shares for me?

A: Under the listing requirements of the New York Stock Exchange (sometimes referred to as the NYSE), brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” Accordingly, a broker non-vote occurs when the broker is not permitted to vote on an item without instruction from the beneficial owner of shares of common stock and the beneficial owner gives no instruction as to voting of the shares.

Halliburton. Under NYSE rules, your broker or bank does not have discretionary authority to vote your shares on the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement or the proposal to adjourn the Halliburton special meeting, if necessary or advisable. Therefore, if you are a Halliburton stockholder and you do not instruct your broker on how to vote your shares:

•	your broker may not vote your shares on the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement, which broker non-votes will have no effect on the vote on this proposal; and

•	your broker may not vote your shares on the proposal to adjourn Halliburton’s special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares, which will have no effect on the outcome of the proposal.

Baker Hughes. Under NYSE rules, your broker or bank does not have discretionary authority to vote your shares on the proposal to adopt the merger agreement, the proposal to adjourn the Baker Hughes special meeting, if necessary or advisable, or the merger-related compensation proposal. Therefore, if you are a Baker Hughes stockholder and you do not instruct your broker on how to vote your shares:

•	your broker may not vote your shares on the proposal to adopt the merger agreement, which broker non-votes will have the same effect as a vote AGAINST such proposal;

•	your broker may not vote your shares on the proposal to adjourn Baker Hughes’s special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement, which broker non-votes will have no effect on the outcome of the proposal if a quorum is present, and will have the same effect as a vote AGAINST such proposal if a quorum is not present; and

•	your broker may not vote your shares on the proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger, which broker non-votes will have no effect on the outcome of the proposal.

See “Information About the Halliburton Special Meeting and Vote—Broker Non-Votes” beginning on page 45, and “Information About the Baker Hughes Special Meeting and Vote—Broker Non-Votes” beginning on page 49, for more detail on the impact of a broker non-vote.

Q: What if my shares are held in “street name”?

A: If some or all of your shares of Halliburton and/or Baker Hughes are held in “street name” by your broker, nominee, fiduciary or other custodian, you must provide your broker, nominee, fiduciary or other custodian with instructions on how to vote your shares; otherwise, your broker, nominee, fiduciary or other custodian will not be able to vote your shares on any of the proposals before your company’s special meeting.

As a result of the foregoing, please be sure to provide your broker, nominee, fiduciary or other custodian with instructions on how to vote your shares. Please check the voting form used by your broker, nominee, fiduciary or other custodian to see if it offers telephone or Internet submission of proxies.

Q: What happens if I sell my shares after the record date but before the special meeting?

A: The record date for the Halliburton special meeting (the close of business on February 17, 2015) is earlier than the date of the Halliburton special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer shares of Halliburton common stock after the record date but before the date of the Halliburton special meeting, you will retain your right to vote those shares at the Halliburton special meeting.

The record date for the Baker Hughes special meeting (the close of business on February 17, 2015) is earlier than the date of the Baker Hughes special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer shares of Baker Hughes common stock after the record date but before the date of the Baker Hughes special meeting, you will retain your right to vote those shares at the Baker Hughes special meeting. However, you will not have the right to receive the merger consideration in respect of those shares. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q: Who will count the votes?

A: For the Halliburton proposals, the inspector of elections will count all the proxies or ballots submitted and report the preliminary votes at the special meeting. Whether you vote your shares by Internet, telephone or mail, your vote will be received by Computershare Shareowner Services LLC.

For the Baker Hughes proposals, the inspector of elections will count all the proxies or ballots submitted and report the preliminary votes at the special meeting. Whether you vote your shares by Internet, telephone or mail, your vote will be received by Computershare Shareowner Services LLC.

Q: What does it mean if I receive more than one set of materials?

A: This means you own shares of both Halliburton and Baker Hughes or you own shares of Halliburton or Baker Hughes that are registered under different names or held in different brokerage accounts. For example, you may own some shares directly as a stockholder of record and other shares through a broker or you may own shares through more than one broker. In these situations, you may receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own prepaid return envelope; if you submit your proxy by mail, make sure you return each proxy card in the return envelope which accompanied that proxy card.

Q: Can I revoke my proxy and change my vote?

A: Yes. You have the right to revoke your proxy at any time prior to the time your shares are voted at your special meeting. If you are a stockholder of record, your proxy can be revoked in several ways:

•	by submitting a new proxy by telephone or the Internet before 11:59 p.m. Houston, Texas time on March 26, 2015;

•	by delivering a written revocation to your company’s Corporate Secretary prior to the special meeting;

•	by submitting another valid proxy bearing a later date that is received prior to the special meeting; or

•	by attending your special meeting and voting your shares in person.

However, if your shares are held in “street name” through a broker, nominee, fiduciary or other custodian, you must check with your broker, nominee, fiduciary or other custodian to determine how to revoke your proxy.

Q: When and where are the special meetings?

A: The Halliburton special meeting will take place on March 27, 2015, at 9:00 a.m., local time, at 3000 N. Sam Houston Parkway East, Life Center – Auditorium, Houston, Texas 77032. The Baker Hughes special meeting will take place on March 27, 2015, at 9:00 a.m., local time, at 2727 Allen Parkway, Wortham Meeting Room #2, Houston, Texas 77019.

Q: Who can attend the special meetings? What must I bring to attend the special meetings?

A: Admittance to the Halliburton special meeting will require a valid photo identification, such as a driver’s license or passport. Attendance at the meeting will be limited to stockholders of record as of the record date and one guest per stockholder, and to guests of Halliburton. Stockholders whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should bring with them a copy of a brokerage statement reflecting stock ownership as of the record date, together with a valid photo identification. If you want to vote your shares of Halliburton common stock held in “street name” in person at the Halliburton special meeting, you will have to obtain a legal proxy in your name from the broker, nominee, fiduciary or other custodian who holds your shares.

Admittance to the Baker Hughes special meeting will require the admission ticket that is attached to your proxy (or other proof of stock ownership) and a valid photo identification. Attendance at the meeting will be limited to stockholders of record as of the record date and one guest per stockholder, and to guests of Baker Hughes. Stockholders whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should bring with them evidence of share ownership, such as a recent brokerage account or bank statement, together with a valid photo identification. If you want to vote your shares of Baker Hughes common stock held in “street name” in person at the Baker Hughes special meeting, you will have to obtain a legal proxy in your name from the broker, nominee, fiduciary or other custodian who holds your shares.

Q: Am I entitled to exercise appraisal rights instead of receiving the per share merger consideration for my shares of Baker Hughes common stock?

A: Baker Hughes stockholders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law, which we refer to as the DGCL, provided they fully comply with and follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Baker Hughes Stockholders” beginning on page 169 of this joint proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex B to this joint proxy statement/prospectus. Failure to comply with Section 262 of the DGCL will result in your waiver of, or inability to exercise, appraisal rights.

Q: Should I send in my Baker Hughes stock certificates now?

A: No. After the merger is completed, Halliburton will send former Baker Hughes stockholders written instructions for exchanging their Baker Hughes stock certificates for stock certificates of Halliburton. Halliburton stockholders will keep their existing stock certificates.

Q: Are there risks that I, as a Halliburton stockholder, should consider in deciding to vote on the issuance of shares of Halliburton common stock as contemplated by the merger agreement or, as a Baker Hughes stockholder, should consider in deciding to vote on the adoption of the merger agreement?

A: Yes. In evaluating the issuance of shares of Halliburton common stock as contemplated by the merger agreement, or the adoption of the merger agreement and approval of the merger, you should carefully read this joint proxy statement/prospectus, including the factors discussed in the section entitled “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus.

Q: Who can answer any questions I may have about the special meetings or the merger?

A: Halliburton stockholders may call Innisfree or MacKenzie, Halliburton’s proxy solicitors for the special meeting, toll-free at (877) 825-8971 or (800) 322-2885, respectively. Baker Hughes stockholders may call D.F. King, Baker Hughes’s proxy solicitor for the special meeting, toll-free at (800) 735-3591.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus with respect to the merger and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger agreement, you should carefully read this entire joint proxy statement/prospectus and the documents to which Halliburton and Baker Hughes refer you. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180. Halliburton and Baker Hughes have included in this summary references to other portions of this joint proxy statement/prospectus to direct you to a more complete description of the topics presented, which you should review carefully in their entirety.

The Companies Involved in the Merger (see page 42)

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

Halliburton is a leading provider of services and products to the energy industry. Halliburton serves the upstream oil and natural gas industry throughout the lifecycle of the reservoir, from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field.

Additional information about Halliburton and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100

Houston, Texas 77019

(713) 439-8600

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. Baker Hughes’s approximately 61,100 employees work in more than 80 countries helping customers find, evaluate, drill, produce, transport and process hydrocarbon resources.

Additional information about Baker Hughes and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

The Proposed Merger (see page 55)

Under the terms of the merger agreement, Baker Hughes will merge with and into Red Tiger LLC (referred to herein as Merger Sub), a wholly owned subsidiary of Halliburton formed for the purpose of the merger. As a result, the separate existence of Baker Hughes will cease and its successor, Merger Sub, will continue to exist as a wholly owned subsidiary of Halliburton. The merger will be completed only after the satisfaction or waiver of the conditions to the completion of the merger discussed below. If Halliburton and Baker Hughes determine to effect the merger through an alternative structure, the parties may amend the merger agreement as is required to permit the parties to effect such alternative structure. The parties will only agree to an alternative structure, however, if it would not affect the consideration paid to Baker Hughes stockholders or otherwise materially alter the terms of the merger and provided that they will receive the same opinions from legal counsel that they would be receiving with respect to the current structure for the merger, including an opinion to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

The merger agreement is attached as Annex A to this joint proxy statement/prospectus. Halliburton and Baker Hughes encourage you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

Merger Consideration (see page 55)

Common Stock

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of Baker Hughes common stock issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares as described in “Appraisal Rights of Baker Hughes Stockholders” and other than shares held in Baker Hughes’s treasury or owned by Halliburton or any subsidiary of Baker Hughes or Halliburton, which will be cancelled for no consideration) will be automatically converted into the right to receive (i) 1.12 shares of Halliburton common stock and (ii) $19.00 in cash, collectively referred to as the merger consideration.

Based on the number of shares of Baker Hughes common stock outstanding as of February 12, 2015, and the number of shares of Baker Hughes common stock underlying equity awards outstanding as of February 12, 2015, and based on the assumption that no options to purchase Baker Hughes common stock are exercised prior to completion of the merger, at the closing of the merger Halliburton will issue approximately 490 million shares of Halliburton common stock and will pay approximately $8.3 billion in cash to Baker Hughes stockholders. Those amounts will be adjusted depending on the actual number of shares of Baker Hughes common stock and equity-based awards outstanding at the effective time of the merger.

Fractional shares of Halliburton common stock will not be delivered pursuant to the merger. Instead, each holder of shares of Baker Hughes common stock who would otherwise be entitled to receive a fractional share of Halliburton common stock pursuant to the merger will be entitled to receive a cash payment, in lieu thereof, in an amount that will represent such fraction rounding to the nearest ten thousandth of a share multiplied by the market price of a share of Halliburton common stock rounded to the nearest whole cent, calculated based on the volume-weighted average price per share of Halliburton common stock on the NYSE for the five most recent trading days ending on the third full trading day before the effective time of the merger.

Halliburton Stockholders Will Not Have Appraisal Rights in Connection with the Merger (see page 45)

Under Delaware law, Halliburton stockholders are not entitled to appraisal rights in connection with the issuance of shares of Halliburton common stock as contemplated by the merger agreement. It is anticipated that Halliburton shares will continue to be traded on the NYSE during the pendency of and following the effectiveness of the merger, and Halliburton’s corporate status will not change because the merger is being consummated between one of its subsidiaries and Baker Hughes.

Baker Hughes Stockholders Will Have Appraisal Rights in Connection with the Merger (see page 50)

Baker Hughes stockholders are entitled to appraisal rights under Section 262 of the DGCL provided they fully comply with and follow the procedures and satisfy all of the conditions set forth in Section 262 of the

DGCL. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Baker Hughes Stockholders” beginning on page 169 of this joint proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex B to this joint proxy statement/prospectus. Failure to comply with Section 262 of the DGCL will result in your waiver of, or inability to exercise, appraisal rights.

Treatment of Baker Hughes Equity Incentive Awards (see page 129)

Awards granted under Baker Hughes’s equity incentive plans prior to the date of the merger agreement (and the awards granted to Baker Hughes’s non-employee directors on January 22, 2015) that are outstanding immediately prior to the effective time of the merger will be treated as follows at the effective time:

•	Each award of restricted shares of Baker Hughes common stock or restricted stock units with respect to Baker Hughes common stock will vest in full and be converted into the right to receive the merger consideration based on the total number of shares of Baker Hughes common stock subject to such award.

•	Each option to purchase shares of Baker Hughes common stock will vest in full and be converted into an equivalent option to purchase shares of Halliburton common stock, with the number of shares and the exercise price of such converted option determined pursuant to a formula that gives effect to the “stock award exchange ratio” (see definition below) and that is intended to preserve the intrinsic value of the original option and comply with applicable tax rules.

•	Each award of performance units will be prorated based on the portion of the performance period elapsed as of the effective time of the merger, and the holder of such award will be entitled to receive the merger consideration based on the prorated number of shares of Baker Hughes common stock subject to such award (if such award is a share-based award) or cash in the amount specified in the applicable award agreement (if such award is a cash-based award).

The “stock award exchange ratio” will equal the sum of (i) 1.12 shares of Halliburton common stock plus (i) the quotient obtained by dividing $19.00 by the volume-weighted average price per share of Halliburton common stock over the five most recent trading days ending on the third full trading day prior to the effective time of the merger.

Awards granted under Baker Hughes’s equity incentive plans after the date of the merger agreement to Baker Hughes’s executive officers and other employees that are outstanding immediately prior to the effective time of the merger will not vest solely as a result of the merger and will be treated as follows at the effective time:

•	Each award of restricted shares of Baker Hughes common stock or restricted stock units with respect to Baker Hughes common stock will be converted into an equivalent award with respect to shares of Halliburton common stock.

•	Each option to purchase shares of Baker Hughes common stock will be converted into an equivalent option to purchase shares of Halliburton common stock.

•	Each award of performance units that is based on shares of Baker Hughes common stock will be converted into an equivalent award based on shares of Halliburton common stock, except that such converted award will not be subject to performance conditions.

•	Each award of performance units that is cash-based will no longer be subject to performance conditions.

The number of shares of Halliburton common stock subject to each such converted award (and the exercise price of each such converted option) will be determined, based on the number of shares of Baker Hughes common stock subject to the original award (and, in the case of each such converted option, the exercise price of the original option), pursuant to a formula that gives effect to the stock award exchange ratio (and, in the case of each such converted option, that is intended to preserve the intrinsic value of the original option and comply with applicable tax rules).

Dividends (see page 151)

For the first three quarters of 2014, Halliburton paid quarterly cash dividends of $0.15 per share. In October 2014, the Halliburton Board approved a 20% increase of the quarterly cash dividend from $0.15 to $0.18 per share, which was paid in the fourth quarter of 2014. Baker Hughes paid quarterly cash dividends of $0.15 per share of common stock in the first and second quarters of 2014, after which the Baker Hughes Board approved a $0.02 per share increase in the quarterly cash distribution to $0.17 per share for the third and fourth quarters of 2014. Under the terms of the merger agreement, Halliburton and Baker Hughes have agreed to coordinate the declaration and payment of dividends in respect of each party’s common stock including the record dates and payment dates relating thereto. It is the intent of Halliburton and Baker Hughes that no stockholder of either company will receive two dividends, or fail to receive one dividend, to the extent declared and paid, for any single calendar quarter (or portion thereof) with respect to shares of Halliburton common stock or Baker Hughes common stock. Halliburton and Baker Hughes intend that the first quarterly dividend paid to the holders of Halliburton common stock (including former holders of Baker Hughes common stock) with a record date following the effective time of the merger will be paid in accordance with Halliburton’s dividend policy.

Material United States Federal Income Tax Consequences of the Transaction (see page 110)

Halliburton and Baker Hughes expect that the merger will qualify as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code, and that each of Halliburton and Baker Hughes will be a party to the “reorganization,” and it is a condition to the consummation of the merger that each of Halliburton and Baker Hughes receive an opinion from legal counsel to that effect. Accordingly, a U.S. person that is the beneficial owner of Baker Hughes common stock generally will recognize gain (but not loss), determined separately for each identifiable block of shares of Baker Hughes common stock (generally, Baker Hughes common stock acquired at the same cost in a single transaction) that is exchanged in the transaction, in an amount equal to the lesser of (i) the amount of cash received in the transaction with respect to such block, excluding any cash received in lieu of a fractional share of Halliburton common stock, and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair market value of the Halliburton common stock received in the transaction with respect to such block over (b) the owner’s tax basis in its shares of Baker Hughes common stock in such block.

Such an owner of Baker Hughes common stock generally will recognize gain or loss with respect to cash received in lieu of a fractional share of Halliburton common stock in the transaction measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share.

Subject to certain exceptions, which are described below in “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction,” a non-U.S. person that is a beneficial owner of Baker Hughes common stock generally will not be subject to U.S. federal income tax on gain realized, if any, on the exchange of shares in the merger.

Baker Hughes stockholders are urged to read the discussion in the section entitled “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction” beginning on page 110 of this joint proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the transaction, as well as the effects of state, local and non-United States tax laws.

The Halliburton and Baker Hughes Special Meetings (see pages 44 and 48)

The Halliburton special meeting will take place on March 27, 2015, at 9:00 a.m., local time, at 3000 N. Sam Houston Parkway East, Life Center – Auditorium, Houston, Texas 77032. The Halliburton Board has fixed the close of business on February 17, 2015 as the record date for determination of stockholders entitled to notice of and to vote at the Halliburton special meeting. Only holders of record at the close of business on the record date are entitled to vote at the Halliburton special meeting.

The Baker Hughes special meeting will be held at 2727 Allen Parkway, Wortham Meeting Room #2, Houston, Texas 77019 on March 27, 2015 at 9:00 a.m., local time. The record date for the Baker Hughes special meeting is February 17, 2015. Only Baker Hughes stockholders of record at the close of business on February 17, 2015 will be entitled to receive notice of and to vote at the special meeting or any adjournment thereof. Shares of Baker Hughes common stock held by Baker Hughes as treasury shares and by Baker Hughes’s subsidiaries will not be entitled to vote.

Approvals Required by Halliburton and Baker Hughes Stockholders to Complete the Merger (see pages 44 and 49)

A stockholder will be deemed “present” at a special meeting by proxy if the stockholder has returned a proxy by mail, by telephone, or via the Internet (even if the proxy contains no instructions as to voting, abstains from voting or constitutes a broker “non-vote”). If you do not return your proxy card or submit your proxy by telephone, via the Internet or vote in person at the Halliburton special meeting or Baker Hughes special meeting, your vote will not be counted and it will be less likely that a quorum to conduct business at the Halliburton special meeting or Baker Hughes special meeting will be obtained and that the vote necessary to approve the issuance of Halliburton common stock or to adopt the merger agreement will be obtained.

For Halliburton Stockholders

•	Approval of the proposal respecting the issuance of shares of Halliburton common stock as contemplated by the merger agreement requires the affirmative vote of a majority of votes cast at the Halliburton special meeting by holders of Halliburton common stock.

•	Approval of the proposal respecting the adjournment of the Halliburton stockholders meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares requires the affirmative vote of the holders of a majority of the shares of Halliburton common stock represented at the Halliburton special meeting and entitled to vote on such proposal.

Halliburton’s directors and executive officers beneficially owned 2,783,731 shares of Halliburton common stock on February 12, 2015. These shares represent in total 0.33% of the total voting power of Halliburton’s voting securities outstanding and entitled to vote as of February 12, 2015. Halliburton currently expects that Halliburton’s directors and executive officers will vote their shares in favor of all the proposals to be voted on at the special meeting, although none of them has entered into any agreements obligating them to do so.

The merger cannot be completed unless Halliburton stockholders approve the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement.

For Baker Hughes Stockholders

•	Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares of Baker Hughes common stock outstanding and entitled to vote on such proposal.

•	Approval of the proposal respecting the adjournment of the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares of Baker Hughes common stock represented at the meeting and entitled to vote on such proposal if a quorum is present, and a majority of the voting stock represented in person or by proxy if a quorum is not present.

•	Approval, on a non-binding, advisory basis, of the merger-related compensation proposal requires the affirmative vote of the holders of a majority of the shares of Baker Hughes common stock represented at the meeting and entitled to vote on such proposal.

Baker Hughes’s directors and executive officers beneficially owned 1,010,011 shares of Baker Hughes common stock on February 12, 2015. These shares represent in total 0.23% of the total voting power of Baker Hughes’s voting securities outstanding and entitled to vote as of February 12, 2015. Baker Hughes currently expects that Baker Hughes’s directors and executive officers will vote their shares in favor of all the proposals to be voted on at the special meeting, although none of them has entered into any agreements obligating them to do so.

Baker Hughes cannot complete the merger unless Baker Hughes stockholders approve the proposal to adopt the merger agreement.

Recommendations of the Halliburton Board (see page 73)

The board of directors of Halliburton (sometimes referred to as the Halliburton Board) has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the merger, including the issuance of shares of Halliburton common stock, as contemplated by the merger agreement, is fair to and in the best interests of Halliburton and its stockholders and unanimously recommends that Halliburton stockholders vote FOR the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement and FOR the proposal to adjourn Halliburton’s special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares.

Recommendations of the Baker Hughes Board (see page 93)

The board of directors of Baker Hughes (sometimes referred to as the Baker Hughes Board) has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Baker Hughes and its stockholders and unanimously recommends that Baker Hughes stockholders vote FOR the proposal to adopt the merger agreement and thereby approve the merger. The Baker Hughes Board also recommends that you vote FOR the proposal to adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement, and FOR the proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger.

Opinions of Halliburton’s Financial Advisors (see page 76)

Opinion of Credit Suisse Securities (USA) LLC

On November 16, 2014, Credit Suisse Securities (USA) LLC (sometimes referred to as Credit Suisse) rendered its oral opinion to the Halliburton Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Halliburton Board dated the same date) to the effect that, as of

November 16, 2014, and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of its opinion, the merger consideration to be paid by Halliburton in the merger pursuant to the merger agreement was fair, from a financial point of view, to Halliburton.

Credit Suisse’s opinion was directed to the Halliburton Board (in its capacity as such), and only addressed the fairness, from a financial point of view, to Halliburton of the merger consideration to be paid by Halliburton in the merger pursuant to the merger agreement and did not address any other aspect or implication (financial or otherwise) of the merger. The summary of Credit Suisse’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any holder of Halliburton common stock as to how such holder should vote or act on any matter relating to the merger.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

In connection with the merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated (sometimes referred to as BofA Merrill Lynch) delivered to the Halliburton Board a written opinion to the effect that, as of November 16, 2014, and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of its opinion, the merger consideration to be paid by Halliburton in the merger pursuant to the merger agreement was fair, from a financial point of view, to Halliburton. The full text of the written opinion, dated November 16, 2014, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to the Halliburton Board (in its capacity as such) for the benefit and use of the Halliburton Board in connection with and for purposes of its evaluation of the merger. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Halliburton or in which Halliburton might engage or as to the underlying business decision of Halliburton to proceed with or effect the merger. BofA Merrill Lynch’s opinion does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or any related matter.

Opinion of Baker Hughes’s Financial Advisor (see page 98)

Goldman, Sachs & Co. (sometimes referred to as Goldman Sachs) delivered its opinion to the Baker Hughes Board that, as of November 16, 2014 and based upon and subject to the factors and assumptions set forth therein, the aggregate of $19.00 in cash and 1.12 shares of common stock of Halliburton per share of Baker Hughes common stock to be paid to holders (other than Halliburton and its affiliates) of the outstanding shares of Baker Hughes common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated November 16, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. Goldman Sachs provided its opinion for the information and assistance of the Baker Hughes Board in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of the shares of Baker Hughes common stock should vote with respect to the transaction contemplated by the merger agreement or any other matter. The engagement letter between Baker Hughes and Goldman Sachs provides for compensation to be paid to Goldman Sachs that is estimated, based on information available as of February 12, 2015, at approximately $45 million, approximately $10 million of which was paid on February 6, 2015, and the remainder of which is payable upon consummation of the merger. The amount of compensation to be paid at the consummation of the merger will depend on the price of Halliburton common stock at the time of such consummation.

Debt Financing (see page 173)

In connection with the transactions contemplated by the merger agreement, Halliburton obtained a commitment letter, dated as of November 16, 2014, from Bank of America, N.A., BofA Merrill Lynch, Credit Suisse AG and Credit Suisse, pursuant to which, subject to certain conditions and limitations, the commitment parties thereunder agreed to provide senior unsecured bridge loans in an aggregate principal amount of up to $8.6 billion pursuant to a new senior unsecured bridge facility to fund a portion of the cash consideration for the merger and to pay the fees and expenses incurred in connection therewith. Halliburton may issue debt securities, common equity, bank loans or other debt financings or use cash on hand in lieu of all or a portion of the bridge loans committed to be funded under the bridge facility.

Completion of the Merger is Subject to Regulatory Approvals (see page 113)

Under the Hart-Scott-Rodino Antitrust Improvements Act (sometimes referred to as the HSR Act), and the rules promulgated thereunder by the Federal Trade Commission (sometimes referred to as the FTC), the merger cannot be completed until each of Halliburton and Baker Hughes files a notification and report form with the FTC and the Antitrust Division of the Department of Justice (sometimes referred to as the DOJ) under the HSR Act and the applicable waiting period has expired or been terminated. Each of Halliburton and Baker Hughes filed an initial notification and report form on December 8, 2014. Halliburton withdrew its filing on January 7, 2015 and refiled on January 9, 2015 in order to provide the FTC and the DOJ with an additional 30-day period to review the filings. On February 9, 2015, the DOJ issued a request for additional information under the HSR Act, which we refer to as a Second Request. The parties also have been informed that the DOJ will conduct the merger review.

The merger is also subject to approval by governmental authorities in other jurisdictions under the antitrust/competition laws of those jurisdictions. Under the merger agreement, the parties’ obligations to complete the merger are conditioned on the receipt or making, as the case may be, of all antitrust/competition law approvals or filings required by the laws of the European Union, Australia, Brazil, Canada, China, India, Kazakhstan, Mexico, Russia and Saudi Arabia, to the extent filings are required in any or all of these jurisdictions.

Halliburton has agreed to take any action, including with respect to any request that assets, businesses or product lines be divested or held separate or subject to conduct remedies, limitations or other actions, as may be necessary to resolve such objections, if any, that the FTC, the DOJ, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, may assert in connection with obtaining antitrust clearance for the merger so as to enable the closing of the merger to occur as soon as reasonably possible (and in any event no later than the outside date, as described below). Halliburton, however, is not required (although it could so choose) to divest or hold separate, or agree to any conduct remedy or similar antitrust action regarding, any assets, businesses or product lines if such assets, businesses or product lines accounted for, in the aggregate, more than $7.5 billion of 2013 revenue (sometimes referred to as the detriment limit). If reaching agreement with the antitrust authorities would require Halliburton to divest or take other action regarding assets, businesses or product lines in excess of $7.5 billion of 2013 revenue, Halliburton has the option to either divest or take other action with respect to the larger amount or continue to attempt to obtain approval of the antitrust authorities until the outside date. In addition, Halliburton would be required to pay Baker Hughes an antitrust termination fee of $3.5 billion if the merger agreement is terminated because:

•	there is an antitrust-related order or injunction that prevents the closing and that has become final and nonappealable;

•	Halliburton materially breaches its antitrust-related covenants which breach results in the antitrust closing condition being incapable of being satisfied; or

•	the merger is not completed by October 30, 2015, the outside date (subject to extension as defined below), and as of such termination the failure to obtain an antitrust approval or an antitrust-related order or injunction prevents closing but all other conditions to Halliburton’s obligation to close have been satisfied (other than any such conditions which by their nature cannot be satisfied until the closing date but subject to such conditions being capable of being satisfied if the closing date were the date of termination).

Halliburton is entitled to direct the defense to any antitrust investigation or litigation, but must consult with and consider in good faith the view of Baker Hughes. Halliburton has the right to litigate or appeal any proposed antitrust remedial action. However, if such proceedings conclude prior to the outside date with an order restricting the merger or if no order has been issued in such proceedings prior to the outside date, then Halliburton must take such actions as are necessary to achieve antitrust approval prior to the outside date, except that Halliburton is not required to take any action that would exceed the detriment limit. Baker Hughes is required to take any actions requested by Halliburton to obtain any required regulatory clearances but Baker Hughes is not required to agree to any such action unless conditioned on the merger closing.

We cannot assure you that an antitrust, competition law or other regulatory challenge to the merger will not be made. If a challenge is made, we cannot predict the result. These filings and approvals are more fully described in “The Proposed Merger—Regulatory Matters Relating to the Merger” beginning on page 112 of this joint proxy statement/prospectus.

Interests of Baker Hughes Directors and Executive Officers (see page 117)

Baker Hughes stockholders should be aware that Baker Hughes directors and executive officers may have interests in the merger that are different from, or in addition to, Baker Hughes stockholders’ interests when they consider the Baker Hughes Board’s recommendation that they vote (i) to adopt the merger agreement, (ii) to adjourn Baker Hughes’s special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement and (iii) to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger. Those interests include, among other things, the addition of three directors of Baker Hughes, selected by mutual agreement between the companies and who must be independent with respect to Halliburton, to the Halliburton Board, as well as certain interests arising from the employment and compensation arrangements of Baker Hughes’s executive officers and the manner in which they would be affected by the merger.

The Baker Hughes Board was aware of and considered these potential interests, among other matters, in evaluating the merger agreement, and in recommending to you that you adopt the merger agreement. Baker Hughes stockholders should be aware of these interests when they consider the Baker Hughes Board’s recommendation that they vote to adopt the merger agreement, and should refer to the section entitled “Additional Interests of Baker Hughes’s Directors and Executive Officers in the Merger” beginning on page 117.

Completion of the Merger is Subject to a Number of Conditions (see page 133)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, completion of the merger depends upon the satisfaction or waiver of a number of conditions, including, among others, the following:

•	receipt of the Baker Hughes stockholder approval and the Halliburton stockholder approval;

•	approval for listing on the NYSE of the shares of Halliburton common stock issuable to Baker Hughes stockholders pursuant to the merger agreement;

•	clearances and approvals under the rules of antitrust and competition law authorities in various jurisdictions agreed upon among the parties, including the United States and the European Union;

•	the absence of any law or order prohibiting the consummation of the merger; and

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and there being no pending or threatened stop order relating thereto.

Each party’s obligation to complete the merger also depends upon the satisfaction or waiver of a number of other conditions, including, among others, the following:

•	the accuracy of the representations and warranties of the other party in the merger agreement, subject to the material adverse effect standard provided in the merger agreement, with specified exceptions;

•	performance by the other party in all material respects of all of its respective obligations required to be performed or complied with under the merger agreement; and

•	the receipt of an opinion from such party’s counsel to the effect that, for United States federal income tax purposes, the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that each of Halliburton and Baker Hughes will be “a party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

If the merger is not completed for any reason, Baker Hughes stockholders will not receive any form of consideration for their Baker Hughes common stock in connection with the merger. Instead, Baker Hughes will remain an independent publicly traded corporation and its common stock will continue to be listed and traded on the NYSE.

Halliburton and Baker Hughes cannot be sure when or if the conditions to the merger will be satisfied or, if applicable, waived, or that the merger will be completed.

No Solicitation of Alternative Transactions

As more fully described in this joint proxy statement/prospectus and in the merger agreement, under the merger agreement, both Halliburton and Baker Hughes have agreed not to (and to not permit any of their respective directors, officers, members, employees, representatives, agents, attorneys, consultants, contractors, accountants, financial advisors and other advisors to) solicit, initiate or knowingly encourage or facilitate, or negotiate, any competing acquisition proposal, subject to the terms of the merger agreement (see “The Merger Agreement—Additional Agreements—No Solicitation of Alternative Transactions”).

For more information regarding the limitations on Baker Hughes and the Baker Hughes Board to consider other proposals, see “The Merger Agreement—Additional Agreements—No Solicitation of Alternative Transactions.”

Termination Fees and Expenses May Be Payable Under Some Circumstances in the Event that the Merger Agreement is Terminated by Halliburton or Baker Hughes (see page 147)

General

The merger agreement may be terminated at any time prior to the effective time of the merger in any of the following ways:

•	by mutual written consent of Halliburton and Baker Hughes;

•	by either Halliburton or Baker Hughes upon written notice to the other if:

•	the merger is not completed on or before October 30, 2015 (such date or such later date as may be permitted under the merger agreement or as extended as described below, the “outside date”), and the party seeking to terminate the merger agreement has not breached its obligations under the merger agreement in a manner that proximately caused the failure of the merger to be completed on or before the outside date, except that if the only mutual closing conditions under the agreement that have not been satisfied by such date are those relating to approvals under antitrust and competition laws and/or absence of injunctions under such laws, either Halliburton or Baker Hughes may unilaterally extend the outside date on one or more occasions until no later than April 30, 2016;

•	If either party so terminates the merger agreement and as of such termination the failure to obtain an antitrust approval or an antitrust-related order or injunction prevents closing but all other conditions to Halliburton’s obligation to close have been satisfied (other than any such conditions which by their nature cannot be satisfied until the closing date but subject to such conditions being capable of being satisfied if the closing date were the date of termination), Halliburton must pay Baker Hughes a fee of $3.5 billion (the “Antitrust Termination Fee”).

•	any injunction, judgment, order or decree prohibiting or permanently enjoining the closing of the merger is in effect and has become permanent, final and nonappealable, provided that the party seeking to terminate the merger agreement on such grounds has complied with its antitrust covenants to resist, lift or resolve such injunction, judgment, order or decree and is not then in breach of any representation, warranty, covenant or other agreement made by it in the merger agreement in a manner that gives the other party the right to terminate the merger agreement;

•	If either party so terminates the merger agreement with respect to an antitrust-related order or injunction, Halliburton must pay Baker Hughes the Antitrust Termination Fee.

•	the Baker Hughes stockholders fail to adopt the merger agreement at the Baker Hughes special meeting;

•	If either party so terminates the merger agreement and an alternative proposal for Baker Hughes has been publicly proposed prior to, and not withdrawn at least 10 days prior to, the meeting, Baker Hughes must reimburse Halliburton’s expenses up to a cap of $40 million.

•	A fee of $1 billion (the “Baker Hughes Termination Fee”) would be payable by Baker Hughes to Halliburton if an alternative proposal for Baker Hughes is publicly proposed prior to, and not withdrawn at least 10 days prior to, the Baker Hughes special meeting, the merger agreement is terminated by either party due to the Baker Hughes stockholder approval not being obtained, and within 12 months after such termination Baker Hughes enters into a definitive agreement with respect to or consummates any alternative proposal. Any prior expense reimbursement payment would be credited against the Baker Hughes Termination Fee.

•	the Halliburton stockholders fail to approve the issuance of shares of Halliburton common stock pursuant to the merger agreement at the Halliburton special meeting;

•	If either party so terminates the merger agreement, Halliburton must pay Baker Hughes a fee of $1.5 billion (the “Halliburton Termination Fee”).

•	by Baker Hughes if:

•	Halliburton or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (a) would give rise to the failure of a related condition to closing of the merger and (b) is incapable of being cured prior to the outside date or is not cured by Halliburton or Merger Sub within 30 days following receipt of written notice from Baker Hughes of such breach or failure to perform, provided that Baker Hughes is not then in breach of any representation, warranty, covenant or other agreement by Baker Hughes contained in the merger agreement in a manner that gives Halliburton the right to terminate the merger agreement;

•	If Baker Hughes so terminates the merger agreement due to Halliburton’s or Merger Sub’s material breach of its antitrust covenants which breach results in the antitrust closing condition being incapable of being satisfied, Halliburton must pay Baker Hughes the Antitrust Termination Fee.

•	the Baker Hughes Board has authorized Baker Hughes to enter into a definitive agreement for a competing superior proposal and Baker Hughes enters into such definitive agreement, provided Baker Hughes has not breached its obligations under the no solicitation provisions of the merger agreement;

•	In which case, Baker Hughes must concurrently pay Halliburton the Baker Hughes Termination Fee.

•	the Halliburton Board withdraws its recommendation of the issuance of shares of Halliburton common stock or recommends or approves any alternative proposal; or

•	In which case, Halliburton must pay Baker Hughes the Halliburton Termination Fee.

•	Halliburton has breached or failed to perform in any material respect any of its obligations under the no solicitation provisions of the merger agreement.

•	by Halliburton if:

•	Baker Hughes has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (a) would give rise to the failure of a related condition to closing of the merger and (b) is incapable of being cured prior to the outside date or is not cured by Baker Hughes within 30 calendar days after written notice has been given by Halliburton to Baker Hughes of such breach or failure to perform, provided that Halliburton is not then in breach of any representation, warranty, covenant or other agreement by Halliburton contained in the merger agreement in a manner that gives Baker Hughes the right to terminate the merger agreement;

•	the Halliburton Board has authorized Halliburton to enter into a definitive agreement for a competing superior proposal and Halliburton enters into such definitive agreement, provided Halliburton has not breached its obligations under the no solicitation provisions of the merger agreement;

•	In which case, Halliburton must concurrently pay Baker Hughes the Halliburton Termination Fee.

•	the Baker Hughes Board withdraws its recommendation of the merger and the merger agreement or recommends or approves any alternative proposal; or

•	In which case, Baker Hughes must pay Halliburton the Baker Hughes Termination Fee.

•	Baker Hughes has breached or failed to perform in any material respect any of its obligations under the no solicitation provisions of the merger agreement.

Specific Performance; Remedies (see page 150)

Under the merger agreement, each of Baker Hughes and Halliburton is entitled to specific performance or an injunction (in addition to any other remedy that may be available to the non-breaching party in law or equity) in the event of a breach or threatened breach of the merger agreement.

Halliburton Common Stock Will Continue to be Listed on the New York Stock Exchange; Baker Hughes Stock Will be Delisted and Deregistered if the Merger is Completed (see page 116)

Shares of Halliburton common stock will continue to be traded on the NYSE under the symbol “HAL.” If the merger is completed, Baker Hughes common stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

Former Baker Hughes Stockholders Will Hold Approximately 37% of the Outstanding Shares of Halliburton Common Stock Following Completion of the Merger (see page 116)

Upon completion of the merger, Halliburton expects to issue up to approximately 490 million shares of Halliburton common stock to Baker Hughes stockholders, as contemplated by the merger agreement. Immediately following completion of the merger, it is expected that there will be approximately 1.3 billion shares of Halliburton common stock issued and outstanding. The shares of Halliburton common stock to be issued to Baker Hughes stockholders will represent approximately 37% of the Halliburton common stock outstanding immediately after the merger. This information is based on the number of Halliburton and Baker Hughes shares outstanding and Baker Hughes equity-based awards outstanding on February 12, 2015.

Differences Exist Between the Rights of Halliburton Stockholders and Baker Hughes Stockholders (see page 162)

Baker Hughes stockholders, whose rights are currently governed by the Baker Hughes restated certificate of incorporation, as amended, the Baker Hughes restated bylaws and Delaware law, will, upon completion of the merger, become stockholders of Halliburton and their rights will be governed by the Halliburton restated certificate of incorporation, the Halliburton by-laws and Delaware law. As a result, Baker Hughes stockholders will have different rights once they become Halliburton stockholders due to differences between the governing documents of Baker Hughes and Halliburton. These differences are described in detail in the section titled “Comparison of Stockholders’ Rights” beginning on page 162 of this joint proxy statement/prospectus.

The Merger and the Performance of the Combined Company Are Subject to a Number of Risks (see page 32)

There are a number of risks relating to the merger and to the businesses of Halliburton, Baker Hughes and the combined company following the merger. See “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus for a discussion of these and other risks and see also the documents that Halliburton and Baker Hughes have filed with the SEC that are incorporated by reference into this joint proxy statement/prospectus.

Post-Merger Governance and Management (see page 151)

Upon completion of the merger, Halliburton will maintain the combined company’s corporate headquarters in Houston, Texas and Dubai, United Arab Emirates.

As provided in the merger agreement, upon completion of the merger, the board of directors of the combined company will be composed of the members of the Halliburton Board (currently thirteen members) and three current directors of Baker Hughes (sometimes referred to as the Baker Hughes designees) selected by mutual agreement between the companies and who must be independent with respect to Halliburton. David J. Lesar will continue to serve as Chairman and Chief Executive Officer of Halliburton. See “Post-Merger Governance and Management” beginning on page 151 and “Additional Interests of Baker Hughes’s Directors and Executive Officers in the Merger” beginning on page 117 for further information.

Litigation Relating to the Merger (see page 116)

Following the announcement of the merger, six putative class action complaints challenging the merger were filed on behalf of purported Baker Hughes stockholders in the Court of Chancery of the State of Delaware and one in the U.S. District Court for the Southern District of Texas. These complaints name as defendants Baker Hughes, the members of the Baker Hughes Board, Halliburton and Merger Sub. The complaints assert that the members of the Baker Hughes Board breached their fiduciary duties to Baker Hughes stockholders during the merger negotiations and by entering into the merger agreement and approving the merger, and that Baker Hughes, Halliburton and Merger Sub aided and abetted such breaches of fiduciary duties. The litigation is described in more detail under “The Proposed Merger—Litigation Relating to the Merger” beginning on page 116 of this joint proxy statement/prospectus.

Recent Developments of Halliburton

Set forth below are Halliburton’s preliminary results of operations for the three months ended December 31, 2014 and the year ended December 31, 2014. Actual results of operations may differ from the preliminary information set forth below due to the completion of quarter-end accounting close procedures, final adjustments and other developments that may arise between now and the time financial results for the fourth quarter are finalized.

(Millions of dollars except per share data)

(Unaudited)

Three Months Ended December 31, 2014
Revenue	$8,770
Operating income(a)	$1,299
Net income	$905
Net income per share	$1.06

(a)	Includes $17 million of Baker Hughes acquisition-related costs.

(Millions of dollars except per share data)

(Unaudited)

Year Ended December 31, 2014
Revenue	$32,870
Operating income(a)	$5,097
Net income(b)	$3,501
Net income per share	$4.11

(a)	Includes $17 million of Baker Hughes acquisition-related costs. Also includes $195 million of activity as a result of a reduction of Halliburton’s loss contingency liability and expected insurance recovery related to the Macondo well incident.
(b)	Includes $63 million of income related to a settlement Halliburton reached with KBR, Inc. (“KBR”) for amounts owed to Halliburton under a Tax Sharing Agreement with KBR.

The unaudited preliminary results of operations above have been prepared by, and are the responsibility of, Halliburton management. Halliburton’s consolidated financial statements and related notes as of and for the three months ended December 31, 2014 and for the year ended December 31, 2014 are not expected to be filed with the SEC until after this joint proxy statement/prospectus is declared effective. Halliburton has prepared the unaudited preliminary results of operations on a materially consistent basis with the financial data presented in “Selected Historical Consolidated Financial Data of Halliburton” and in good faith based upon Halliburton’s internal reporting as of and for the three months ended December 31, 2014 and the year ended December 31, 2014.

Recent Developments of Baker Hughes

Set forth below are Baker Hughes’s preliminary results of operations for the three months ended December 31, 2014 and the year ended December 31, 2014. Baker Hughes’s independent registered public accounting firm has not completed an interim review of the results of operations for the three months ended December 31, 2014 or its audit of the results of operations for the year ended December 31, 2014. Actual results of operations may differ from the preliminary information set forth below due to the completion of quarter-end accounting close procedures, final adjustments and other developments that may arise between now and the time financial results for the fourth quarter are finalized.

(Millions of dollars except per share data)

(Unaudited)

Three Months Ended December 31, 2014
Revenue	$6,635
Operating income	$1,015
Net income	$667
Basic earnings per share	$1.53
Diluted earnings per share	$1.52

(Millions of dollars except per share data)

(Unaudited)

Year Ended December 31, 2014
Revenue	$24,551
Operating income	$2,859
Net income	$1,731
Basic earnings per share	$3.93
Diluted earnings per share	$3.92

The unaudited preliminary results of operations above have been prepared by, and are the responsibility of, Baker Hughes management. Baker Hughes’s consolidated financial statements and related notes as of and for the three months ended December 31, 2014 and for the year ended December 31, 2014 are not expected to be filed with the SEC until after this joint proxy statement/prospectus is declared effective. Deloitte & Touche LLP has not audited, reviewed, compiled or performed any procedures with respect to these unaudited preliminary results of operations. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. Baker Hughes has prepared the unaudited preliminary results of operations on a materially consistent basis with the financial data presented in “Selected Historical Consolidated Financial Data of Baker Hughes” and in good faith based upon Baker Hughes’s internal reporting as of and for the three months ended December 31, 2014 and the year ended December 31, 2014.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HALLIBURTON

The selected historical consolidated financial data of Halliburton for each of the years ended December 31, 2013, 2012 and 2011, and as of December 31, 2013 and 2012 have been derived from Halliburton’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2010 and 2009 and as of December 31, 2011, 2010, and 2009 have been derived from Halliburton’s audited consolidated financial statements, which have not been incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data of Halliburton for the nine months ended September 30, 2014 and 2013 and as of September 30, 2014 have been derived from Halliburton’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which is incorporated by reference in this joint proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Halliburton or the combined company, and you should read the following information together with Halliburton’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Halliburton’s Annual Report on Form 10-K for the year ended December 31, 2013, and Halliburton’s unaudited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Halliburton’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which are incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 180.

	Nine Months Ended September 30,		Year Ended December 31,
Millions of dollars except per share data	2014	2013	2013	2012	2011	2010	2009
Statements of Operations
Total revenue	24,100	21,763	29,402	28,503	24,829	17,973	14,675
Income from continuing operations	2,533	1,344	2,116	2,587	3,010	1,802	1,164
Basic income per share attributable to company shareholders:
Income from continuing operations	$2.99	$1.46	$2.35	$2.78	$3.27	$1.98	$1.28
Income (loss) from discontinued operations, net	0.07	—	0.02	0.07	(0.18)	0.04	(0.01)
Diluted income per share attributable to company shareholders:
Income from continuing operations	$2.97	$1.45	$2.33	$2.78	$3.26	$1.97	$1.28
Income (loss) from discontinued operations, net	0.08	—	0.03	0.06	(0.18)	0.04	(0.01)
Dividends per share	0.45	0.375	0.525	0.36	0.36	0.36	0.36
Balance Sheets
Total assets	$31,583		$29,223	$27,410	$23,677	$18,297	$16,538
Total liabilities	16,065		15,608	11,620	10,461	7,910	7,781
Total shareholders’ equity	15,518		13,615	15,790	13,216	10,387	8,757

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BAKER HUGHES

The selected historical consolidated financial data of Baker Hughes for each of the years ended December 31, 2013, 2012 and 2011, and as of December 31, 2013 and 2012 have been derived from Baker Hughes’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2010 and 2009 and as of December 31, 2011, 2010 and 2009 have been derived from Baker Hughes’s audited consolidated financial statements, which have not been incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data of Baker Hughes for the nine months ended September 30, 2014 and 2013 and as of September 30, 2014 have been derived from Baker Hughes’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which is incorporated by reference in this joint proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Baker Hughes or the combined company, and you should read the following information together with Baker Hughes’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Baker Hughes’s Annual Report on Form 10-K for the year ended December 31, 2013, and Baker Hughes’s unaudited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Baker Hughes’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which are incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 180.

	Nine Months Ended September 30,		Year Ended December 31,
In millions, except per share data	2014	2013	2013	2012	2011	2010	2009
Statements of Income
Total revenue	17,916	16,504	22,364	21,361	19,831	14,414	9,664
Operating income	1,844	1,467	1,949	2,192	2,600	1,417	732
Net income	1,064	853	1,103	1,317	1,743	819	421
Basic earnings per share attributable to Baker Hughes:
Basic	$2.42	$1.91	$2.47	$2.98	$3.99	$2.06	$1.36
Diluted	2.40	1.91	2.47	2.97	3.97	2.06	1.36
Dividends per share	0.47	0.45	0.60	0.60	0.60	0.60	0.60
Balance Sheets
Total assets	$28,642		$27,934	$26,689	$24,847	$22,986	$11,439
Long-term debt	3,894		3,882	3,837	3,845	3,554	1,785
Total equity	18,284		17,912	17,268	15,964	14,286	7,284

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected Unaudited Pro Forma Condensed Combined Statement of Operations Information of Halliburton for the nine months ended September 30, 2014 and the year ended December 31, 2013 has been prepared to give effect to the merger as if the merger was completed on January 1, 2013. The Unaudited Pro Forma Condensed Combined Balance Sheet Information as of September 30, 2014 has been prepared to give effect to the merger as if the merger was completed on September 30, 2014.

The following selected Unaudited Pro Forma Condensed Combined Financial Information is for illustrative and informational purposes only and is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2013 for statements of operations purposes, and on September 30, 2014 for balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 32. The following selected Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this joint proxy statement/prospectus beginning on page 152.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	(In millions except per share data)
Pro Forma Condensed Combined Statement of Operations Information:
Revenue	$41,956	$51,693
Operating income	5,391	4,770
Income from continuing operations attributable to company	3,313	2,842
Diluted income from continuing operations per share attributable to company	2.46	2.04

As of September 30, 2014
(In millions)
Pro Forma Condensed Combined Balance Sheet Information:
Total assets	$73,692
Long-term debt	20,318
Total liabilities	36,971
Total shareholders’ equity	36,721

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION

The following table summarizes unaudited per share information for (i) Halliburton and Baker Hughes on a historical basis, (ii) Halliburton on a pro forma combined basis giving effect to the merger, and (iii) Baker Hughes on a pro forma equivalent basis based on the exchange ratio of 1.12 shares of Halliburton common stock per share of Baker Hughes common stock. It has been assumed for purposes of the pro forma combined financial information provided below that the merger was completed on January 1, 2013 for income per share purposes, and on September 30, 2014 for book value per share purposes. The following information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this joint proxy statement/prospectus beginning on page 152.

	Nine Months Ended September 30, 2014
	Historical
	Halliburton	Baker Hughes	Pro Forma Combined	Pro Forma Equivalent(1)
Basic income from continuing operations per share attributable to company	$2.99	$2.42	$2.47	$2.76
Diluted income from continuing operations per share attributable to company	2.97	2.40	2.46	2.75
Cash dividends per share	0.45	0.47	—	—
Book value per share at period end(2)	18.32	42.27	27.38	30.67

	Year Ended December 31, 2013
	Historical
	Halliburton	Baker Hughes	Pro Forma Combined	Pro Forma Equivalent(1)
Basic income from continuing operations per share attributable to company	$2.35	$2.47	$2.04	$2.29
Diluted income from continuing operations per share attributable to company	2.33	2.47	2.04	2.28
Cash dividends per share	0.525	0.60	—	—
Book value per share at period end(2)	16.02	40.97	25.80	28.90

(1)	Pro forma equivalent is calculated by multiplying the pro forma combined amounts by the exchange ratio of 1.12 shares of Halliburton common stock for each share of Baker Hughes common stock.
(2)	Historical book value per share is computed by dividing shareholders’ equity by the number of Halliburton or Baker Hughes common shares outstanding. Pro forma combined book value per share is computed by dividing pro forma combined shareholders’ equity by the pro forma number of Halliburton common shares outstanding.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Halliburton common stock and Baker Hughes common stock are each listed on the NYSE. Halliburton’s trading symbol is “HAL” and Baker Hughes’s trading symbol is “BHI.”

The following table sets forth the closing prices for Halliburton common stock and Baker Hughes common stock as reported on the NYSE on November 12, 2014, the day prior to public confirmation by Baker Hughes that it was in talks with Halliburton regarding a transaction, and February 12, 2015, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus. The table also includes the implied value of Baker Hughes common stock on an equivalent price per share basis, as determined by reference to the value of merger consideration to be received in respect of each share of Baker Hughes common stock in the merger (including the cash consideration of $19.00 per share). These equivalent prices per share reflect the value of Halliburton common stock that Baker Hughes stockholders would have received in exchange for each share of Baker Hughes common stock (together with the amount of cash to be paid per share of Baker Hughes common stock) if the merger had been completed on these respective dates, applying the exchange ratio of 1.12 shares of Halliburton common stock for each share of Baker Hughes common stock.

	Halliburton Closing Price	Baker Hughes Closing Price	Implied Per Share Value
November 12, 2014	$53.23	$50.98	$78.62
February 12, 2015	$42.77	$62.38	$66.90

The following table shows, for the calendar quarters indicated, based on published financial sources: (i) the high and low sale prices of shares of Halliburton and Baker Hughes common stock as reported on the NYSE and (ii) the cash dividends paid per share of Halliburton and Baker Hughes common stock.

	Halliburton Common Stock			Baker Hughes Common Stock
	Price Range		Cash Dividends Declared	Price Range		Cash Dividends Declared
	High	Low		High	Low
Year Ending December 31, 2015
First Quarter (through February 12, 2015)	$44.35	$37.27	$0.18	$63.63	$53.48	$0.17

Year Ended December 31, 2014
Fourth Quarter	$64.88	$37.21	$0.18	$67.81	$47.51	$0.17
Third Quarter	74.33	63.06	0.15	75.64	64.47	0.17
Second Quarter	71.26	57.13	0.15	75.04	63.10	0.15
First Quarter	59.99	47.60	0.15	65.75	50.80	0.15

Year Ended December 31, 2013
Fourth Quarter	$56.52	$47.99	$0.15	$58.83	$48.37	$0.15
Third Quarter	50.50	41.86	0.125	50.88	46.09	0.15
Second Quarter	45.75	36.77	0.125	48.63	42.60	0.15
First Quarter	43.96	35.07	0.125	48.00	40.98	0.15

Year Ended December 31, 2012
Fourth Quarter	$36.00	$29.83	$0.09	$47.62	$39.44	$0.15
Third Quarter	38.00	27.62	0.09	50.97	38.14	0.15
Second Quarter	35.32	26.28	0.09	45.17	37.08	0.15
First Quarter	39.19	32.02	0.09	52.96	40.20	0.15

Baker Hughes stockholders are encouraged to obtain current market quotations for Halliburton common stock prior to making any decision with respect to the merger. No assurance can be given concerning the market price for Halliburton common stock before or after the date on which the merger is consummated. The market price for Halliburton common stock will fluctuate between the date of this joint proxy statement/prospectus, the dates of the special meetings and the date on which the merger is consummated and thereafter.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41, you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of Baker Hughes and Halliburton because those risks will also affect the combined company. These risks can be found under the caption, “Risk Factors” in Part I, Item 1A of the Annual Reports on Form 10-K for the fiscal year ended December 31, 2013 for each of Baker Hughes and Halliburton, filed with the SEC on February 12 and February 7, 2014, respectively, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

Risks Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in either Baker Hughes’s or Halliburton’s stock price. As a result, Baker Hughes stockholders cannot be sure at the time they vote on the merger of the value of the merger consideration they will receive or the value of the Baker Hughes common stock they will give up.

Upon the closing of the merger, each share of Baker Hughes common stock (other than dissenting shares as described in “Appraisal Rights of Baker Hughes Stockholders” and other than shares held in Baker Hughes’s treasury or owned by Halliburton or any subsidiary of Baker Hughes or Halliburton, which will be cancelled for no consideration) will be converted into the right to receive 1.12 shares of Halliburton common stock and $19.00 in cash, with cash paid in lieu of fractional shares. This exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either Baker Hughes common stock or Halliburton common stock. Changes in the price of Halliburton common stock prior to the merger will affect the market value that Baker Hughes stockholders will become entitled to receive on the date of the merger. Neither party is permitted to “walk away” from the merger, terminate the merger agreement or resolicit the vote of its stockholders solely because of changes in the market price of either party’s common stock. Stock price changes may result from a variety of factors (many of which are beyond Baker Hughes’s or Halliburton’s control), including the following factors:

•	changes in Baker Hughes’s and Halliburton’s respective business, operations and prospects;

•	changes in market assessments of the business, operations and prospects of either company;

•	market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory approvals of the merger;

•	interest rates, general market, industry and economic conditions and other factors generally affecting the price of Baker Hughes’s and Halliburton’s common stock, including sales prices for oil and gas; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Baker Hughes and Halliburton operate.

The price of Halliburton common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the Baker Hughes or Halliburton special meetings. As a result, the market value represented by the exchange ratio will also vary. For example, based on the range of closing prices of Halliburton common stock during the period from November 12, 2014 (the last trading day before various news outlets began reporting on a possible transaction between Baker Hughes and Halliburton) through February 12, 2015 (the most recent practicable trading day before the date of this joint proxy statement/prospectus), the exchange ratio represented a market value ranging from a low of $60.81 to a high of $80.69 for each share of Baker Hughes common stock.

Because the date that the merger is completed will be later than the date of the Baker Hughes and Halliburton special meetings, Baker Hughes and Halliburton stockholders will not know at the time of the special meetings the exact market value of the Halliburton common stock to be issued to Baker Hughes stockholders upon completion of the merger.

The ability of Baker Hughes and Halliburton to complete the merger is subject to various closing conditions, including the approval of Baker Hughes and Halliburton stockholders and the receipt of consents and approvals from governmental authorities, which may impose conditions that could adversely affect Baker Hughes or Halliburton or cause the merger to be abandoned.

To complete the merger, Halliburton stockholders must approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement, and Baker Hughes stockholders must adopt the merger agreement. In addition, each of Halliburton and Baker Hughes must also make certain filings with and obtain certain consents and approvals from various governmental and regulatory authorities.

Halliburton and Baker Hughes have not yet obtained the regulatory consents and approvals required to complete the merger. Governmental or regulatory agencies could seek to block or challenge the merger or could impose restrictions they deem necessary or desirable in the public interest as a condition to approving the merger. Baker Hughes and Halliburton will be unable to complete the merger until the waiting periods under the HSR Act have expired or been terminated and consents and approvals are received from the European Commission and various other governmental authorities (jointly, the “Regulatory Clearances”). Regulatory authorities may impose certain requirements or obligations as conditions for their approval. The merger agreement may require Baker Hughes and/or Halliburton to accept conditions from these regulators that could adversely impact the combined company. If the Regulatory Clearances are not received, or they are not received on terms that satisfy the conditions set forth in the merger agreement, then neither Halliburton nor Baker Hughes will be obligated to complete the merger.

Additionally, even after the statutory waiting period under the antitrust laws and even after completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Baker Hughes or Halliburton may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

The special meetings at which the Halliburton stockholders and the Baker Hughes stockholders will vote on the transactions contemplated by the merger agreement may take place before all such approvals have been obtained and, in cases where they have not been obtained, before the terms of any conditions to obtain such approvals that may be imposed are known. As a result, if stockholder approval of the transactions contemplated by the merger agreement is obtained at such meetings, Halliburton and Baker Hughes may make decisions after the special meetings to waive a condition or approve certain actions required to obtain necessary approvals without seeking further stockholder approval. Such actions could have an adverse effect on the combined company.

In addition, the merger agreement contains other customary closing conditions, which are described in “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 133 and which may not be satisfied or waived.

If Halliburton and Baker Hughes are unable to complete the merger, Halliburton and Baker Hughes would be subject to a number of risks, including the following:

•	Halliburton and Baker Hughes would not realize the anticipated benefits of the merger, including, among other things, increased operating efficiencies;

•	the attention of management of Halliburton and Baker Hughes may have been diverted to the merger rather than to each company’s own operations and the pursuit of other opportunities that could have been beneficial to that company;

•	the potential loss of key personnel during the pendency of the merger as employees may experience uncertainty about their future roles with the combined company;

•	Halliburton and Baker Hughes will have been subject to certain restrictions on the conduct of their respective businesses, which may prevent them from making certain acquisitions or dispositions or pursuing certain business opportunities while the merger is pending; and

•	the trading price of Halliburton common stock and/or Baker Hughes common stock may decline to the extent that the current market prices reflect a market assumption that the merger will be completed.

Halliburton and Baker Hughes are each required to pay the other a termination fee, and Baker Hughes is required to reimburse Halliburton’s merger-related out-of-pocket expenses, if the merger agreement is terminated under certain specified circumstances, which are described in “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” beginning on page 147.

We can provide no assurance that the various closing conditions will be satisfied and that the necessary Regulatory Clearances and other approvals will be obtained, or that any required conditions will not materially adversely affect the combined company following the merger. In addition, we can provide no assurance that these conditions will not result in the abandonment or delay of the merger. The occurrence of any of these events individually or in combination could have a material adverse effect on the companies’ results of operations and the trading price of Halliburton common stock or Baker Hughes common stock.

The merger agreement contains provisions that limit Baker Hughes’s or Halliburton’s ability to pursue alternatives to the merger, could discourage a potential competing acquirer of either Baker Hughes or Halliburton from making a favorable alternative transaction proposal and, in certain circumstances, could require Baker Hughes to pay a termination fee of $1.0 billion to Halliburton, or require Halliburton to pay a termination fee of $1.5 billion or, in certain cases related to failures to obtain required regulatory clearances, $3.5 billion to Baker Hughes.

If the merger is not completed, the ongoing businesses of Baker Hughes and Halliburton may be adversely affected. Under the merger agreement, Halliburton could be required, under certain circumstances, to pay Baker Hughes a termination fee of $1.5 billion or, in certain circumstances where the termination of the merger agreement is related to failures to obtain the Regulatory Clearances, $3.5 billion. Baker Hughes could be required, under certain circumstances, to pay Halliburton a termination fee of $1.0 billion or reimburse Halliburton for certain costs relating to the merger up to a maximum of $40 million. If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of the company making such payment.

Under the merger agreement, Baker Hughes and Halliburton are restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in “The Merger Agreement,” beginning on page 127), each party is restricted from soliciting, initiating, knowingly encouraging or facilitating, or negotiating, any inquiry, proposal or offer for an alternative proposal with any person. While either company’s board of directors is permitted to change its recommendation to stockholders prior to the special meeting under certain circumstances, namely if such company is in receipt of a “superior proposal” or an “intervening event” (as such terms are defined in the merger agreement) has occurred, before either company’s board of directors changes its recommendation to stockholders in such circumstances, such company must, if requested by the other company, negotiate with the other company regarding potential amendments to the merger agreement. Baker Hughes and Halliburton may each terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the provisions of the merger agreement restricting solicitation of alternative proposals and requiring payment of a termination fee in certain circumstances. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Baker Hughes or Halliburton from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. As a result of these restrictions, neither Baker Hughes nor Halliburton may be able to enter into an agreement with respect to a more favorable alternative transaction without incurring potentially significant liability to the other.

The pendency of the merger could adversely affect Baker Hughes and/or Halliburton.

In connection with the pending merger, some of the suppliers and customers of Baker Hughes and/or Halliburton may delay or defer sales and purchasing decisions, which could negatively impact revenues, earnings and cash flows regardless of whether the merger is completed. Baker Hughes and Halliburton have each agreed in the merger agreement to refrain from taking certain actions with respect to their business and financial affairs during the pendency of the merger, which restrictions could be in place for an extended period of time if completion of the merger is delayed and could adversely impact Baker Hughes’s and Halliburton’s financial condition, results of operations or cash flows.

Baker Hughes and Halliburton may be unable to attract and retain key employees during the pendency of the merger.

In connection with the pending merger, current and prospective employees of Baker Hughes and Halliburton may experience uncertainty about their future roles with the combined company following the merger, which may materially adversely affect the ability of Baker Hughes or Halliburton to attract and retain key personnel during the pendency of the merger. Key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the merger. Accordingly, no assurance can be given that Baker Hughes or Halliburton will be able to attract and retain key employees to the same extent that it has been able to in the past.

Pending litigation against Baker Hughes and Halliburton could result in an injunction preventing the consummation of the merger or may adversely affect Halliburton’s business, financial condition or results of operations following the merger.

Following the announcement of the merger, various lawsuits were filed in the Court of Chancery of the State of Delaware and the U.S. District Court for the Southern District of Texas against Baker Hughes, the members of the Baker Hughes Board, Halliburton and Merger Sub, alleging breaches of various fiduciary duties by the members of the Baker Hughes Board during the merger negotiations and by entering into the merger agreement and approving the merger and alleging that Baker Hughes, Halliburton and Merger Sub aided and abetted such alleged breaches of fiduciary duties. Among other remedies, the plaintiffs seek to enjoin the merger and rescind the merger agreement, in addition to certain unspecified damages and reimbursement of costs. While Baker Hughes and Halliburton believe these suits are without merit and intend to vigorously defend against such claims, the outcome of any such litigation is inherently uncertain. The defense, outcome or settlement of any lawsuit or claim that remains unresolved at the time the merger closes may adversely affect the combined company’s business, financial condition or results of operation. See “The Proposed Merger—Litigation Relating to the Merger” beginning on page 116 for more detail.

Each of Halliburton and Baker Hughes will incur significant transaction, merger-related and restructuring costs in connection with the merger.

Halliburton and Baker Hughes expect to incur costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the merger. The combined company also will incur restructuring and integration costs in connection with the merger. Halliburton is in the early stages of assessing the magnitude of these costs and additional unanticipated costs may be incurred in the integration of the businesses of Halliburton and Baker Hughes. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of either Halliburton or Baker Hughes or the combined company. Although Halliburton and Baker Hughes expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by Halliburton and/or Baker Hughes even if the merger is not completed.

Current Halliburton and Baker Hughes stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined company.

Upon completion of the merger, Halliburton expects to issue up to approximately 490 million shares of Halliburton common stock to Baker Hughes stockholders in connection with the transactions contemplated by the merger agreement. As a result, former Baker Hughes stockholders are expected to hold approximately 37% of the shares of Halliburton’s common stock outstanding immediately following the completion of the merger.

Halliburton stockholders and Baker Hughes stockholders currently have the right to vote for their respective boards of directors and on other matters affecting the applicable company. When the merger occurs, each Baker Hughes stockholder that receives shares of Halliburton common stock will become a stockholder of Halliburton with a percentage ownership of the combined company that is significantly smaller than the stockholder’s percentage ownership in Baker Hughes. Correspondingly, each Halliburton stockholder will remain a stockholder of Halliburton with a percentage ownership of the combined company that is significantly smaller than the stockholder’s percentage ownership of Halliburton prior to the merger. As a result of these reduced ownership percentages, Halliburton stockholders will have less influence on the management and policies of the combined company than they now have with respect to Halliburton, and former Baker Hughes stockholders will have less influence on the management and policies of the combined company than they now have with respect to Baker Hughes.

The shares of Halliburton common stock to be received by Baker Hughes stockholders as a result of the merger will have different rights from shares of Baker Hughes common stock.

Following completion of the merger, Baker Hughes stockholders will no longer be stockholders of Baker Hughes but will instead be stockholders of Halliburton. There are important differences between the rights of Baker Hughes stockholders and the rights of Halliburton stockholders. See “Comparison of Stockholders’ Rights” beginning on page 162 for a discussion of the different rights associated with Halliburton common stock and Baker Hughes common stock.

Members of the management and board of directors of Baker Hughes have interests in the merger that are different from, or in addition to, those of other stockholders.

In considering whether to approve the transactions contemplated by the merger agreement, Baker Hughes stockholders should recognize that members of management and the Baker Hughes Board have interests in the merger that differ from, or are in addition to, their interests as stockholders of Baker Hughes. These interests are described in “Additional Interests of Baker Hughes’s Directors and Executive Officers in the Merger” beginning on page 117.

The unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of the combined company following the merger. Specifically, the unaudited pro forma combined financial information does not reflect the effect of any divestitures that may be required in connection with the merger.

The unaudited pro forma combined financial information and prospective financial information contained in this joint proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and do not represent the actual financial position or results of operations of Halliburton and Baker Hughes prior to the merger or that of the combined company following the merger for several reasons. Specifically, the unaudited pro forma combined financial information does not reflect the effect of any divestitures that may be required in connection with the merger. See the sections entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 29, “Comparative Historical and Unaudited Pro Forma Combined Per Share Information” beginning on page 30 and “The Proposed Merger—Forward-Looking Financial Information” beginning on page 105. The actual financial positions and results of operations of Halliburton and Baker Hughes prior to the merger and that of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the share price of Halliburton may cause a significant change in the purchase price and the pro forma financial information.

Risks Relating to Halliburton Following the Merger

The combined company could incur substantial expenses related to the integration of Baker Hughes and Halliburton.

Baker Hughes and Halliburton expect that the combined company will incur substantial expenses in connection with integrating their respective businesses, policies, procedures, operations, technologies and systems. There are a large number of systems that must be integrated, including information management, purchasing, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. There are a number of factors beyond the control of either party that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. These expenses could, particularly in the near term, reduce the savings that Halliburton expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the merger, and accordingly, any net benefits may not be achieved in the near term or at all. These integration expenses may result in the combined company taking significant charges against earnings following the completion of the merger.

Following the merger, the combined company may encounter difficulties in integrating Baker Hughes’s and Halliburton’s businesses and realizing the anticipated benefits of the merger.

The merger involves the combination of two companies which currently operate as independent public companies. The combined company will be required to devote management attention and resources to integrating its business practices and operations, and prior to the merger, management attention and resources will be required to plan for such integration. Potential difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully integrate the respective businesses of the two companies in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the merger, which could result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either or both of the two companies deciding not to do business with the combined company, or deciding to decrease their amount of business in order to reduce their reliance on a single company;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high quality products and services;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

Business issues currently faced by one company may be imputed to the operations of the other company.

To the extent that either Halliburton or Baker Hughes currently has or is perceived by customers to have operational challenges, those challenges may raise concerns by existing customers of the other company following the merger which may limit or impede Halliburton’s future ability to obtain additional work from those customers.

Failure to retain key employees and skilled workers could adversely affect Halliburton following the merger.

Halliburton’s performance following the merger could be adversely affected if the combined company is unable to retain certain key employees and skilled workers of Baker Hughes. The loss of the services of these key employees and skilled workers could adversely affect Halliburton’s future operating results because of their experience and knowledge of Baker Hughes’s business. In addition, current and prospective employees of Halliburton and Baker Hughes may experience uncertainty about their future roles with the combined company until after the merger is completed. This may adversely affect the ability of Halliburton and Baker Hughes to attract and retain key personnel, which could adversely affect Halliburton’s performance following the merger.

The required regulatory approvals, if obtained, may contain materially burdensome conditions, including significant divestitures, that could have an adverse effect on the combined company following the merger.

Completion of the merger is conditioned upon the receipt of certain Regulatory Clearances, including the expiration or termination of the applicable waiting period under the HSR Act, the issuance by the European Commission of a decision under the EC Merger Regulation declaring the merger compatible with the common market and the approval of the merger by the antitrust regulators in other specified jurisdictions. Even if these approvals are obtained, the governmental authorities from which these approvals are required may impose conditions on the completion of the merger, including requiring significant divestitures, that could have an adverse effect on the combined company following the merger.

Under the terms of the merger agreement, Halliburton has agreed to take any action, including with respect to any request that assets, businesses or product lines be divested or held separate or subject to conduct remedies, limitations or other actions, as may be necessary to resolve such objections, if any, that the FTC, the DOJ, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, may assert in connection with obtaining antitrust clearance for the merger so as to enable the closing of the merger to occur as soon as reasonably possible (and in any event no later than the outside date). Halliburton, however, is not required (although it could so choose) to divest or hold separate, or agree to any conduct remedy or similar antitrust action regarding, any assets, businesses or product lines if such assets, businesses or product lines accounted for, in the aggregate, more than the detriment limit. If Halliburton agrees to undertake divestitures or comply with operating restrictions in order to obtain any approvals required to complete the merger (including agreeing to measures with respect to assets, business or product lines representing more than $7.5 billion of 2013 revenues), Halliburton may be less able to realize anticipated benefits of the merger, and the business and results of operations of the combined company after the merger may be adversely affected.

The combined company will record goodwill that could become impaired and adversely affect the combined company’s operating results.

The merger will be accounted for as an acquisition by Halliburton in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of Baker Hughes will be recorded, as of the date of completion of the merger, at their respective fair values and added to those of Halliburton. The reported financial condition and results of operations of Halliburton issued after completion of the merger will reflect Baker Hughes balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Baker Hughes for periods prior to the merger. Under the acquisition method of accounting, the total purchase price will be allocated to Baker Hughes’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. Halliburton and Baker Hughes expect that the merger will result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or intangibles becomes impaired, the combined company may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on the combined company’s operating results. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 152.

The combined enterprise’s indebtedness following the merger will be greater than Halliburton’s existing indebtedness. Therefore, it may be more difficult for the combined enterprise to pay or refinance its debts or take other actions, and the combined enterprise may need to divert its cash flow from operations to debt service payments.

In connection with the merger, Halliburton will incur additional debt to pay the merger consideration and transaction expenses and the indebtedness of the combined enterprise will include Baker Hughes’s outstanding debt. See “Description of Halliburton’s Debt Financing” beginning on page 173 for a discussion of Halliburton’s merger-related financing. Halliburton’s total indebtedness as of September 30, 2014 was approximately $16.1 billion. Halliburton’s pro forma total consolidated indebtedness as of September 30, 2014, after giving effect to the merger, would have been approximately $37.0 billion (including approximately $11.0 billion of current liabilities and approximately $26.0 billion of long-term debt and other long-term obligations). The combined enterprise’s debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows, which after the merger would include the earnings and cash flows of Baker Hughes, for as long as the indebtedness is outstanding.

The combined enterprise’s increased indebtedness could also have important consequences to holders of Halliburton common stock. For example, it could:

•	make it more difficult for the combined enterprise to pay or refinance its debts as they become due during adverse economic and industry conditions because any decrease in revenues could cause the combined enterprise to not have sufficient cash flows from operations to make its scheduled debt payments;

•	limit the combined enterprise’s flexibility to pursue other strategic opportunities or react to changes in its business and the industry in which it operates and, consequently, place the combined enterprise at a competitive disadvantage to its competitors with less debt;

•	require a substantial portion of the combined enterprise’s cash flows from operations to be used for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, dividend payments and other general corporate purposes;

•	result in a downgrade in the rating of Halliburton’s indebtedness, which could limit Halliburton’s ability to borrow additional funds and increase the interest rates applicable to Halliburton’s indebtedness (after the announcement of the merger, Standard & Poor’s Ratings Services placed all of Halliburton’s ratings on negative watch, and all of Baker Hughes’s ratings on negative watch);

•	result in higher interest expense in the event of increases in interest rates since some of Halliburton’s borrowings are, and will continue to be, at variable rates of interest; or

•	require the combined enterprise to repatriate foreign earnings and incur associated tax expenses to meet liquidity demands.

Based upon current levels of operations, Halliburton expects the combined enterprise to be able to generate sufficient cash on a consolidated basis to make all of the principal and interest payments when such payments are due under its existing credit facilities, indentures and other instruments governing their outstanding indebtedness, and the indebtedness of Baker Hughes that may remain outstanding after the merger, but there can be no assurance that the combined enterprise will be able to repay or refinance such borrowings and obligations.

Risks Relating to Halliburton Common Stock Following the Merger

The market value of Halliburton common stock could decline if large amounts of its common stock are sold following the merger.

Following the merger, stockholders of Halliburton and former stockholders of Baker Hughes will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current stockholders of Halliburton and Baker Hughes may not wish to continue to invest in the combined company, or may wish to reduce their investment in the combined company, in order to comply with institutional investing guidelines, to increase diversification or to track any rebalancing of stock indices in which Halliburton or Baker Hughes common stock is or was included. If, following the merger, large amounts of Halliburton common stock are sold, the price of its common stock could decline.

The merger may not be accretive, and may be dilutive, to Halliburton’s earnings per share in the near term, which may negatively affect the market price of Halliburton common stock.

Halliburton anticipates that the merger may not be accretive, and may be dilutive, to earnings per share until the end of the second calendar year after closing. This expectation is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than is currently expected, including:

•	adverse changes in energy market conditions;

•	commodity prices for oil, natural gas and natural gas liquids;

•	production levels;

•	operating results;

•	competitive conditions;

•	laws and regulations affecting the energy business;

•	capital expenditure obligations;

•	higher than expected integration costs;

•	lower than expected synergies; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, Halliburton’s earnings per share could cause the price of Halliburton’s common stock to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements in this joint proxy statement/prospectus and the documents incorporated by reference herein that are not historical statements, including statements regarding the expected timetable for completing the merger, benefits and synergies of the merger, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’s stockholders; the timing to consummate the merger; the risk that conditions to closing of the merger may not be satisfied or the closing of the merger may otherwise not occur; the risk that a regulatory approval that may be required for the merger is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the merger and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; the possibility that Halliburton and Baker Hughes may not be able to maintain relationships with their employees, suppliers or customers as a result of the uncertainty surrounding the merger; direct or indirect effects on the combined company’s business, financial condition or liquidity resulting from a change in its credit rating or the credit ratings of its counterparties or competitors; results of litigation, settlements and investigations; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court’s September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court’s rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP’s April 2012 settlement relating to the Macondo well incident, indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy and by the Organization of Petroleum Exporting Countries (“OPEC”) policy and the adherence by OPEC nations to their OPEC production quotas; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, epidemic outbreaks, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to the companies; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.

Any forward-looking statements should be considered in light of such important factors. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date on which such statement is made or in the case of documents incorporated by reference, as of the date of the document incorporated by reference.

THE COMPANIES

Halliburton Company

Halliburton’s predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924. Halliburton is a leading provider of services and products to the energy industry related to the exploration, development, and production of oil and natural gas. Halliburton serves major, national, and independent oil and natural gas companies throughout the world and operates under two divisions, which form the basis for the two operating segments Halliburton reports, the Completion and Production segment and the Drilling and Evaluation segment:

•	the Completion and Production segment delivers cementing, stimulation, intervention, pressure control, specialty chemicals, artificial lift, and completion services. The segment consists of Production Enhancement, Cementing, Completion Tools, Boots & Coots, Multi-Chem and Artificial Lift.

•	the Drilling and Evaluation segment provides field and reservoir modeling, drilling, evaluation, and precise wellbore placement solutions that enable customers to model, measure, drill, and optimize their well construction activities. The segment consists of Baroid, Sperry Drilling, Wireline and Perforating, Drill Bits and Services, Landmark Software and Services, Testing and Subsea, and Consulting and Project Management.

The business operations of Halliburton’s segments are organized around four primary geographic regions: North America, Latin America, Europe/Africa/CIS, and Middle East/Asia. Halliburton has significant manufacturing operations in various locations, including the United States, Canada, Malaysia, China, Singapore, and the United Kingdom.

With over 80,000 employees, Halliburton operates in approximately 80 countries around the world, with corporate headquarters in Houston, Texas and Dubai, United Arab Emirates. Halliburton common stock is listed on the NYSE and Halliburton’s trading symbol is “HAL.”

Red Tiger LLC

Red Tiger LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Halliburton, was formed solely for the purpose of consummating the merger. Red Tiger has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger and the transactions contemplated by the merger agreement.

Baker Hughes Incorporated

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. Baker Hughes also provides industrial products and services to the downstream chemicals, and process and pipeline industries. Baker Hughes was formed as a corporation in April 1987 in connection with the combination of Baker International Corporation and Hughes Tool Company. Baker Hughes conducts its operations through subsidiaries, affiliates, ventures and alliances. Baker Hughes operates in more than 80 countries around the world and its corporate headquarters is in Houston, Texas. Baker Hughes has approximately 61,100 employees, of which approximately 58% work outside the United States.

Baker Hughes’s global oilfield operations are organized into a number of geomarket organizations, which are combined into and report to four region presidents, who in turn report to its chief executive officer. These regions form the basis of the four operating segments detailed below:

•	North America—headquartered in Houston, Texas

•	Latin America—headquartered in Houston, Texas

•	Europe/Africa/Russian Caspian—headquartered in London, England

•	Middle East/Asia Pacific—headquartered in Dubai, United Arab Emirates

Through the geographic organization, Baker Hughes has placed its management close to customers, facilitating stronger customer relationships and allowing Baker Hughes to react quickly to local market conditions and customer needs. The geographic organization supports its oilfield operations and is responsible for sales, field operations and well site execution. In addition to the above, Baker Hughes has an Industrial Services segment, headquartered in Houston, Texas, which includes the downstream chemicals business and the process and pipeline services business.

Certain support operations are organized at the enterprise level and include the supply chain and product line technology organizations. The supply chain organization is responsible for the cost-effective procurement and manufacturing of Baker Hughes’s products as well as product quality and reliability. The product line technology organization is responsible for product development, technology and marketing of innovative and reliable solutions for customers to advance their reservoir performance. The product line technology organization also facilitates cross-product line technology development, sales processes and integrated operations capabilities. Baker Hughes common stock is listed on the NYSE and Baker Hughes’s trading symbol is “BHI.”

INFORMATION ABOUT THE HALLIBURTON SPECIAL MEETING AND VOTE

The Halliburton Board is using this joint proxy statement/prospectus to solicit proxies from the holders of Halliburton common stock for use at the special meeting of Halliburton stockholders. Halliburton is first mailing this joint proxy statement/prospectus and accompanying proxy card to Halliburton stockholders on or about [                     ], 2015.

Date, Time and Place of Halliburton Special Meeting

The Halliburton special meeting will take place on March 27, 2015, at 9:00 a.m., local time, at 3000 N. Sam Houston Parkway East, Life Center-Auditorium, Houston, Texas 77032.

Matters to be Considered

The following matters will be considered at the meeting:

1. A proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement.

2. A proposal to adjourn Halliburton’s special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares.

3. Any other business properly brought before the special meeting.

Halliburton Record Date; Quorum; and Voting Rights

The Halliburton Board has fixed the close of business on February 17, 2015 as the record date for determination of stockholders entitled to notice of and to vote at the Halliburton special meeting. Only holders of record at the close of business on the record date are entitled to vote at the Halliburton special meeting.

A quorum is the number of shares that must be represented at a meeting to lawfully conduct business. The presence, in person or by proxy, of holders of a majority of the Halliburton common stock issued and outstanding and entitled to vote at the special meeting constitutes a quorum for the transaction of business. As of February 12, 2015, a total of 849,655,046 shares were outstanding and eligible to vote at the Halliburton special meeting. As of February 12, 2015, the presence of 424,827,524 shares would constitute a quorum. Abstentions and broker non-votes are included in the calculation of the number of shares considered to be present at the Halliburton special meeting for purposes of determining a quorum.

Each stockholder is entitled to one vote at the Halliburton special meeting for each share of Halliburton common stock held by that stockholder at the close of business on the record date.

A complete list of stockholders entitled to vote at the Halliburton special meeting will be available for examination by any Halliburton stockholder for ten days before the special meeting during regular business hours at Halliburton’s headquarters, 3000 N. Sam Houston Parkway East, Houston, Texas 77032, and at the time and place of the Halliburton special meeting.

Required Vote

•	Approval of the proposal respecting the issuance of shares of Halliburton common stock as contemplated by the merger agreement requires the affirmative vote of a majority of votes cast at the Halliburton special meeting by holders of Halliburton common stock.

•	Approval of the proposal respecting the adjournment of the Halliburton stockholders meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares requires the affirmative vote of the holders of a majority of the shares of Halliburton common stock represented at the Halliburton special meeting and entitled to vote on such proposal.

Broker Non-Votes

Under the listing requirements of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” Accordingly, a broker non-vote occurs when the broker is not permitted to vote on an item without instruction from the beneficial owner of shares of common stock and the beneficial owner gives no instruction as to voting of the shares.

Under NYSE rules, your broker or bank does not have discretionary authority to vote your shares on the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement or the proposal to adjourn the Halliburton special meeting, if necessary or advisable. Therefore, if you are a Halliburton stockholder and you do not instruct your broker on how to vote your shares:

•	your broker may not vote your shares on the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement, which broker non-votes will have no effect on the vote on this proposal; and

•	your broker may not vote your shares on the proposal to adjourn Halliburton’s special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares, which broker non-votes will have no effect on the outcome of the proposal.

Abstentions; Not Voting

•	For the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement, if you abstain on the proposal, your shares will be counted as a vote cast, and, therefore, will have the same effect as a vote AGAINST such proposal. A failure to submit a proxy is not counted as a vote cast, and as such, will not otherwise have an effect on the outcome of the vote for the proposal, but it will make it more difficult to meet the requirement under Halliburton’s by-laws that the holders of a majority of the Halliburton common stock issued and outstanding and entitled to vote at the special meeting be present in person or by proxy to constitute a quorum at the special meeting.

•	For the proposal to adjourn the Halliburton special meeting, if necessary or advisable, an abstention will have the same effect as a vote cast AGAINST such proposal. A failure to submit a proxy or vote in person at the special meeting will not have an effect on the outcome of the vote on the proposal.

Appraisal Rights

Under Delaware law, Halliburton stockholders are not entitled to appraisal rights in connection with the issuance of shares of Halliburton common stock as contemplated by the merger agreement. It is anticipated that Halliburton shares will continue to be traded on the NYSE during the pendency of and following the effectiveness of the merger, and Halliburton’s corporate status will not change because the merger is being consummated between one of its subsidiaries and Baker Hughes.

Shares Beneficially Owned by Halliburton Directors and Officers

Halliburton’s directors and executive officers beneficially owned 2,783,731 shares of Halliburton common stock on February 12, 2015. These shares represent in total 0.33% of the total voting power of Halliburton’s voting securities outstanding and entitled to vote as of February 12, 2015. Halliburton currently expects that Halliburton’s directors and executive officers will vote their shares in favor of all the proposals to be voted on at the special meeting, although none of them has entered into any agreements obligating them to do so.

How Shares are Voted; Proxies

Stockholders of record may vote in person by ballot at the special meeting or by submitting their proxies:

•	by internet until 11:59 p.m. Houston, Texas time on March 26, 2015;

•	by telephone until 11:59 p.m. Houston, Texas time on March 26, 2015; or

•	by completing, signing and returning your proxy or voting instruction card before March 27, 2015.

The internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded.

Stockholders of Halliburton who hold their shares in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Halliburton recommends you submit your proxy even if you plan to attend the special meeting. If you properly give your proxy and submit it to Halliburton in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. If you attend the special meeting, you may vote by ballot, thereby cancelling any proxy previously submitted. If you hold your shares in “street name,” you will have to obtain a legal proxy in your name from the broker, nominee, fiduciary or other custodian who holds your shares in order to vote in person at the special meeting. You may vote for or against the proposals or abstain from voting.

If you are a stockholder of record and submit your proxy but do not make specific choices, your proxy will follow the Halliburton Board’s recommendations and your shares will be voted:

1. FOR the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement.

2. FOR the proposal to adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares.

Revocation of Proxies

You have the right to revoke your proxy prior to the time your shares are voted at the special meeting. If you are a stockholder of record, your proxy can be revoked in several ways:

•	by submitting a new proxy by telephone or the Internet prior to 11:59 p.m. Houston, Texas time on March 26, 2015;

•	by delivering a written revocation to Halliburton’s Vice President and Corporate Secretary at Halliburton Company, 3000 N. Sam Houston Parkway East, Administration Building, Houston, Texas 77032 prior to the Halliburton special meeting;

•	by submitting another valid proxy bearing a later date that is received prior to the Halliburton special meeting; or

•	by attending the Halliburton special meeting and voting your shares in person.

However, if your shares are held in “street name” through a broker, nominee, fiduciary or other custodian, you must check with your broker, nominee, fiduciary or other custodian to determine how to revoke your proxy.

Solicitation of Proxies

Halliburton will pay the costs of soliciting proxies from Halliburton stockholders. In addition to this mailing, proxies may be solicited by directors, officers or employees of Halliburton in person, by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services. Halliburton has retained Innisfree and MacKenzie to assist in the distribution and solicitation of proxies. Halliburton will pay each of Innisfree and MacKenzie fees of approximately $75,000, plus reasonable expenses, for these services.

The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay by mail, by telephone or via the Internet. Halliburton also reimburses brokers, nominees, fiduciaries or other custodians for their expenses in sending these materials to you and getting your voting instructions.

Other Business; Adjournments

Halliburton is not currently aware of any other business to be acted upon at the Halliburton special meeting. If, however, other matters are properly brought before the special meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

Any adjournment may be made from time to time by the affirmative vote of the holders of a majority of the shares represented at the Halliburton special meeting in person or by proxy and entitled to vote thereat and, whether or not a quorum is present, without further notice other than by announcement at the meeting.

If the special meeting is adjourned to a different place, date or time, Halliburton need not give notice of the new place, date or time if the new place, date or time is announced at the meeting before adjournment, unless a new record date is set for the meeting. The Halliburton Board may fix a new record date if the meeting is adjourned. Proxies submitted by Halliburton stockholders for use at the special meeting will be used at any adjournment or postponement of the meeting. Unless the context otherwise requires, references to the Halliburton special meeting in this joint proxy statement/prospectus are to such special meeting as adjourned or postponed.

Halliburton Stockholder Account Maintenance

Halliburton’s transfer agent is Computershare Shareowner Services LLC. All communications concerning accounts of Halliburton stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling Computershare Shareowner Services LLC, toll-free at (800) 279-1227.

INFORMATION ABOUT THE BAKER HUGHES SPECIAL MEETING AND VOTE

Baker Hughes is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the special meeting of Baker Hughes stockholders (or any adjournment or postponement of the Baker Hughes special meeting) that Baker Hughes has called to consider and vote on (i) a proposal to adopt the merger agreement and thereby approve the merger, (ii) a proposal to adjourn the Baker Hughes special meeting, if necessary or advisable, to permit further solicitations of proxies in the event there are not sufficient votes at the time of the Baker Hughes special meeting to adopt the merger agreement and (iii) a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger. This joint proxy statement/prospectus is first being mailed to Baker Hughes stockholders on or about [                    ], 2015.

Date, Time and Place of Baker Hughes Special Meeting

The Baker Hughes special meeting will be held at 2727 Allen Parkway, Wortham Meeting Room #2, Houston, Texas 77019 on March 27, 2015 at 9:00 a.m., local time.

Matters to be Considered

The following matters will be considered at the special meeting:

1. A proposal to adopt the merger agreement and thereby approve the merger.

2. A proposal to adjourn the Baker Hughes special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the Baker Hughes special meeting to adopt the merger agreement.

3. A proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger.

4. Any other business properly brought before the special meeting by or at the direction of the Board.

Baker Hughes Record Date; Quorum; and Voting Rights

The record date for the Baker Hughes special meeting is February 17, 2015. Only Baker Hughes stockholders of record at the close of business on February 17, 2015 will be entitled to receive notice of and to vote at the special meeting or any adjournment thereof. Shares of Baker Hughes common stock held by Baker Hughes as treasury shares and by Baker Hughes’s subsidiaries will not be entitled to vote.

The presence at the special meeting, in person or by proxy, of the holders of a majority of the shares of Baker Hughes common stock issued, outstanding and entitled to vote on the record date will constitute a quorum. Proxies received but marked as abstentions, if any, and broker non-votes, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

As of the close of business on February 12, 2015, there were 434,490,814 shares of Baker Hughes common stock outstanding and entitled to vote at the special meeting. Each holder of Baker Hughes common stock is entitled to one vote for each share of Baker Hughes common stock owned as of the close of business on the record date.

A complete list of Baker Hughes stockholders entitled to vote at the Baker Hughes special meeting will be available for inspection at the principal place of business of Baker Hughes during regular business hours for a period of no less than ten days before the special meeting and during and at the place of the Baker Hughes special meeting.

Required Vote

To adopt the merger agreement, holders of a majority of the shares of Baker Hughes common stock outstanding and entitled to vote thereon must vote in favor of adoption of the merger agreement. Because approval is based on the affirmative vote of a majority of the outstanding shares of Baker Hughes common stock entitled to vote, a Baker Hughes stockholder’s failure to vote in person or by proxy at the special meeting, or an abstention from voting, or the failure of a Baker Hughes stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote AGAINST adoption of the merger agreement.

To approve the adjournment of the special meeting, if necessary or advisable to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon is required, if a quorum is present. The chairman of the meeting may also (regardless of the outcome of the stockholder vote on adjournment) adjourn the meeting to another place, date and time. If a quorum is not present, a majority of the voting stock represented in person or by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. Shares held by stockholders who are not present at the special meeting in person or by proxy will have no effect on the outcome of any vote to adjourn the special meeting. Broker non-votes will have no effect on the outcome of any vote to adjourn the special meeting if a quorum is present but will have the same effect as a vote AGAINST if no quorum is present. Abstentions from voting will have the same effect as a vote AGAINST adjourning the special meeting.

To approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger, holders of a majority of the shares of Baker Hughes common stock present in person or represented by proxy at the meeting and entitled to vote thereon must vote in favor of the merger-related compensation proposal. Shares held by stockholders who are not present at the special meeting in person or by proxy will have no effect on the outcome of the merger-related compensation proposal. Broker non-votes will have no effect on the outcome of the merger-related compensation proposal. Abstentions from voting will have the same effect as a vote AGAINST the merger-related compensation proposal.

Broker Non-Votes

If your shares are held in an account at a broker or through another nominee, you must instruct the broker or other nominee on how to vote your shares. If you do not provide voting instructions to your broker or other nominee, your shares will not be voted on any proposal on which your broker or other nominee does not have discretionary authority to vote. Broker non-votes, if any, will be counted as being present at the special meeting for purposes of determining a quorum, but will not be voted on those matters for which specific authorization is required. Under the current rules of the New York Stock Exchange, brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement, the proposal to adjourn the special meeting or the merger-related compensation proposal. Therefore, if you do not provide voting instructions to your broker, your shares will not be voted on the proposal to adopt the merger agreement, the proposal to adjourn the special meeting or the merger-related compensation proposal. A broker non-vote will have the same effect as a vote AGAINST adoption of the merger agreement. A broker non-vote will have no effect on the outcome of any vote on the proposal to adjourn the special meeting if a quorum is present but will have the same effect as a vote AGAINST if no quorum is present. Broker non-votes will have no effect on the outcome of the merger-related compensation proposal.

Abstentions; Not Voting

For the proposal to adopt the merger agreement, an abstention or a failure to vote will have the same effect as a vote AGAINST such proposal.

For the proposal to adjourn the Baker Hughes special meeting, if necessary or advisable, an abstention will have the same effect as a vote AGAINST adjourning the special meeting. A failure to submit a proxy or vote in person at the special meeting will not have an effect on the outcome of the vote on the proposal.

For the merger-related compensation proposal, an abstention will have the same effect as a vote AGAINST the proposal. A failure to submit a proxy or vote in person at the special meeting will not have an effect on the outcome of the vote on the proposal.

Appraisal Rights

Baker Hughes stockholders of record have appraisal rights under the DGCL in connection with the merger. Baker Hughes stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise fully comply with and follow the applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder. Through an appraisal, the Court of Chancery of the State of Delaware will determine the “fair value” of Baker Hughes shares, which amount may be greater than, less than, or equal to the merger consideration. To exercise appraisal rights, Baker Hughes stockholders must (i) not vote in favor of the adoption of the merger agreement, (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares to the Corporate Secretary of Baker Hughes before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to Baker Hughes’s stockholders, (iii) continuously hold the shares of record from the date of making the demand through the effective time of the merger, and (iv) otherwise fully comply with and follow the requirements of Section 262. If, after the consummation of the merger, such holder of Baker Hughes common stock fails to perfect, withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the consummation of the merger into a right to receive the merger consideration.

The relevant provisions of Section 262 of the DGCL are included as Annex B to this joint proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising your appraisal rights, Baker Hughes stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to comply with these provisions will result in the loss of appraisal rights. See the section entitled “Appraisal Rights of Baker Hughes Stockholders” beginning on page 169 of this joint proxy statement/prospectus for additional information and the full text of Section 262 of the DGCL reproduced in its entirety as Annex B to this joint proxy statement/prospectus.

Shares Beneficially Owned by Baker Hughes Directors and Officers

At the close of business on February 12, 2015, Baker Hughes’s directors and executive officers and their affiliates beneficially owned and had the right to vote 1,010,011 shares of Baker Hughes common stock at the special meeting, which represents approximately 0.23% of the shares of Baker Hughes common stock entitled to vote at the special meeting as of February 12, 2015.

It is expected that Baker Hughes’s directors and executive officers and their affiliates will vote their shares FOR the adoption of the merger agreement, FOR the adjournment of the Baker Hughes special meeting if necessary or advisable to solicit additional proxies in favor of such adoption and FOR the merger-related compensation proposal.

How Shares are Voted; Proxies

Stockholders of record may vote in person by ballot at the special meeting or by submitting their proxies:

•	by telephone, by calling the toll-free number (800) 690-6903 and following the recorded instructions;

•	by accessing the Internet website at www.proxyvote.com and following the instructions on the website; or

•	by mail, by indicating your vote on each proxy card you receive, signing and dating each proxy card and returning each proxy card in the prepaid envelope that accompanied that proxy card.

The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded.

Stockholders of Baker Hughes who hold their shares in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Baker Hughes recommends that you submit your proxy even if you plan to attend the special meeting. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted. If you properly give your proxy and submit it to Baker Hughes in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. If you hold your shares in “street name,” you will have to obtain a legal proxy in your name from the broker, nominee, fiduciary or other custodian who holds your shares in order to vote in person at the special meeting. You may vote for or against the proposals or abstain from voting.

If you are a stockholder of record and submit your proxy but do not make specific choices with respect to the proposals, your proxy will follow the Baker Hughes Board’s recommendations and your shares will be voted FOR the proposal to adopt the merger agreement, FOR the proposal to adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement and FOR the proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger. Under such circumstances, your proxy will constitute a waiver of your right of appraisal under Section 262 and will nullify any previously delivered written demand for appraisal under Section 262.

Revocation of Proxies

You may revoke your proxy and/or change your vote at any time before your shares are voted at the special meeting. If you are a stockholder of record, you can do this by:

•	sending a written notice stating that you revoke your proxy to Baker Hughes, 2929 Allen Parkway, Houston, Texas 77019, Attention: Vice President and Corporate Secretary, that bears a date later than the date of the proxy and is received prior to the special meeting;

•	submitting a valid, later-dated proxy by telephone or Internet that is received prior to the special meeting; or

•	attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your shares through a broker, nominee, fiduciary or other custodian, you must contact your broker, nominee, fiduciary or other custodian to change your vote or obtain a “legal proxy” to vote your shares if you wish to cast your vote in person at the meeting.

Solicitation of Proxies

This joint proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Baker Hughes Board to be voted at the Baker Hughes special meeting. Baker Hughes will bear all costs and expenses in connection with the solicitation of proxies, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to security owners. Proxies may also be solicited by certain of Baker Hughes’s directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them (other than reasonable out of pocket expenses). Baker Hughes has retained D.F. King to assist in the distribution and solicitation of proxies. Baker Hughes will pay D.F. King fees of approximately $15,000, plus reasonable out of pocket expenses, for these services.

Stockholders should not send stock certificates with their proxies. A letter of transmittal and instructions for the surrender of Baker Hughes stock certificates will be mailed to Baker Hughes stockholders shortly after the effective time of the merger, if the merger is approved.

Other Business; Adjournments

Under Baker Hughes’s bylaws, the business to be conducted at the special meeting will be limited to the purposes stated in the notice to Baker Hughes stockholders provided with this joint proxy statement/prospectus.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. If a quorum is present, adjournment may be made by the chairman of the meeting, or by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon. If a quorum is not present, a majority of the voting stock represented in person or by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. Baker Hughes is not required to notify stockholders of any adjournment of 30 days or less if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, Baker Hughes may transact any business that it might have transacted at the original meeting. Proxies submitted by Baker Hughes stockholders for use at the special meeting will be used at any adjournment or postponement of the meeting. Unless the context otherwise requires, references to the Baker Hughes special meeting in this joint proxy statement/prospectus are to such special meeting as adjourned or postponed.

Baker Hughes Stockholder Account Maintenance

Baker Hughes’s transfer agent is Computershare Shareowner Services LLC. All communications concerning accounts of Baker Hughes stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling Computershare Shareowner Services LLC toll-free at (888) 216-8057.

THE PROPOSED MERGER

General

Halliburton and Baker Hughes agreed to the acquisition of Baker Hughes by Halliburton under the terms of the merger agreement that is described in this joint proxy statement/prospectus. Under the terms of the merger agreement, Baker Hughes will merge with and into Merger Sub. As a result, Merger Sub will survive the merger and will continue to exist as a wholly owned subsidiary of Halliburton (sometimes referred to as the merger). If Halliburton and Baker Hughes determine to effect the merger through an alternative structure, the parties may amend the merger agreement as is required to permit the parties to effect such alternative structure. The parties will only agree to an alternative structure, however, if it would not affect the consideration paid to Baker Hughes stockholders or otherwise materially alter the terms of the merger and provided that they will receive the same opinions from legal counsel that they would be receiving with respect to the current structure for the merger, including an opinion to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

The Halliburton Board is using this joint proxy statement/prospectus to solicit proxies from the holders of Halliburton common stock for use at the Halliburton special meeting. The Baker Hughes Board is using this joint proxy statement/prospectus to solicit proxies from the holders of Baker Hughes common stock for use at the Baker Hughes special meeting. This joint proxy statement/prospectus also forms a part of the registration statement which will be used by Halliburton in connection with the offering of Halliburton common stock if the merger is completed.

Halliburton Merger Proposal

At the Halliburton special meeting, holders of shares of Halliburton common stock will be asked to vote on the issuance of shares of Halliburton common stock as contemplated by the merger agreement.

The merger will not be completed unless Halliburton stockholders approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement.

A separate vote by the holders of Halliburton common stock on the merger agreement or the merger itself is not required under Delaware law.

Baker Hughes Merger Proposal

At the Baker Hughes special meeting, holders of shares of Baker Hughes common stock will be asked to vote on, among other things, the adoption of the merger agreement and thereby approve the merger.

The merger will not be completed unless Baker Hughes stockholders adopt the merger agreement and thereby approve the merger.

Merger Consideration

Common Stock

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of Baker Hughes common stock issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares as described in “Appraisal Rights of Baker Hughes Stockholders” and other than shares held in Baker Hughes’s treasury or owned by Halliburton or any subsidiary of Baker Hughes or Halliburton, which will be cancelled for no consideration) will be converted into the right to receive (i) 1.12 shares of Halliburton common stock and (ii) $19.00 in cash, collectively referred to as the merger consideration.

Based on the number of shares of Baker Hughes common stock outstanding as of February 12, 2015, and the number of shares of Baker Hughes common stock underlying equity awards outstanding as of February 12, 2015, and based on the assumption that no options to purchase Baker Hughes common stock are exercised prior to completion of the merger, at the closing of the merger Halliburton will issue approximately 490 million shares of Halliburton common stock and will pay approximately $8.3 billion in cash to Baker Hughes stockholders. The shares of Halliburton common stock to be issued to Baker Hughes stockholders will represent approximately 37% of the Halliburton common stock outstanding immediately after the merger. Those amounts will be adjusted depending on the actual number of shares of Baker Hughes common stock and equity-based awards outstanding at the effective time of the merger.

Fractional shares of Halliburton common stock will not be delivered pursuant to the merger. Instead, each holder of shares of Baker Hughes common stock who would otherwise be entitled to receive a fractional share of Halliburton common stock pursuant to the merger will be entitled to receive a cash payment, in lieu thereof, in an amount that will represent such fraction rounding to the nearest ten thousandth of a share multiplied by the market price of a share of Halliburton common stock rounded to the nearest whole cent, calculated based on the volume-weighted average price per share of Halliburton common stock on the NYSE for the five most recent trading days ending on the third full trading day before the closing of the merger.

The merger consideration represented a value of $65.16 based on the volume-weighted average price for Halliburton common stock on the NYSE for the 20 trading days ended February 12, 2015. This represents a premium of approximately 4% to the closing stock price of Baker Hughes on February 12, 2015, and an approximately 10% premium to the volume-weighted average stock price of Baker Hughes over the last 20 trading days ending February 12, 2015. The value of the consideration to be received by Baker Hughes stockholders will fluctuate with changes in the price of Halliburton common stock. The estimated merger consideration is approximately $66.90 based on Halliburton’s closing share price of $42.77 on February 12, 2015. This represents a premium of approximately 7% to the closing stock price of Baker Hughes on February 12, 2015, and an approximately 13% premium to the volume-weighted average stock price of Baker Hughes over the last 20 trading days ending February 12, 2015. Halliburton and Baker Hughes urge you to obtain current market quotations for Halliburton and Baker Hughes common stock.

Adjustments

The merger consideration will be equitably adjusted to provide holders of shares of Baker Hughes common stock with the same economic effect contemplated by the merger agreement if, at any time between the signing and the effective time of the merger, there is any change in the outstanding shares of capital stock of Baker Hughes or Halliburton by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment within such period, or a stock dividend with a record date during such period.

Treasury Shares; Shares Owned by Halliburton

At the effective time of the merger, each share of Baker Hughes common stock (i) held as a treasury share by Baker Hughes, (ii) owned of record by any subsidiary of Baker Hughes, or (iii) owned of record by Halliburton will, in each case, be cancelled, and no consideration will be delivered in exchange for those shares.

Background of the Merger

The boards of directors and senior management teams of each of Halliburton and Baker Hughes regularly review and assess their respective company’s operations, performance, prospects and strategic direction. In connection therewith, they consider potential strategic alternatives, including potential business combinations, to strengthen their respective businesses and maximize stockholder value. From time to time, and most recently in 2005, Halliburton and Baker Hughes have had substantive discussions about a potential business combination involving the two companies. Prior to October 2014, however, these discussions never progressed beyond an initial exploratory phase and did not involve the exchange of specific financial proposals for such a transaction.

In January 2014, a mutual stockholder of Halliburton and Baker Hughes approached David J. Lesar, Chairman and Chief Executive Officer of Halliburton, and suggested that Halliburton consider acquiring Baker Hughes. Members of Halliburton management subsequently met with representatives of the stockholder, and the stockholder explained its rationale for an acquisition. Members of Halliburton management gave preliminary consideration to the possible acquisition, briefed Halliburton’s Board and decided not to pursue a possible acquisition of Baker Hughes in light of the relative trading prices of the stock of the two companies at the time.

In June 2014, in light of changes in the relative trading prices of Halliburton and Baker Hughes common stock, members of Halliburton management began to consider a possible acquisition of Baker Hughes. Members of Halliburton management met with representatives of Credit Suisse to discuss a potential business combination with Baker Hughes, including possible approaches and strategies for engaging in discussions with Baker Hughes. This was the first time since 2005 that Halliburton management gave serious consideration to a possible combination of the companies. During the following weeks, members of Halliburton management held internal discussions and analyzed such an acquisition.

On August 14, 2014, representatives of Credit Suisse met with members of Halliburton management to discuss a potential business combination of Halliburton and Baker Hughes. Among other things, representatives of Credit Suisse discussed certain considerations relating to pursuing an acquisition on an unsolicited basis, including a review of Baker Hughes’s structural takeover defenses and an indicative timeline for a transaction.

During August and September 2014, members of Halliburton management, Credit Suisse and Baker Botts L.L.P. (sometimes referred to in this joint proxy statement/prospectus as Baker Botts), Halliburton’s outside counsel, worked to develop a framework for a potential transaction, including analyzing the combination from a regulatory perspective and planning for both a negotiated and an unsolicited transaction. On September 17, 2014, Halliburton formally engaged Credit Suisse as its lead financial advisor with respect to potential transactions involving Baker Hughes.

Also on September 17, 2014, at a meeting of the Halliburton Board, members of Halliburton’s management made a presentation with respect to a proposed acquisition of Baker Hughes, including key financial metrics, the strategic rationale for the transaction and the potential consolidation benefits and value creation of combining the two companies. Representatives of Baker Botts reviewed with the Halliburton Board its duties with respect to any such transaction and, together with representatives of Credit Suisse, reviewed the potential terms of a transaction and strategies for completing the transaction. Baker Botts representatives also made a presentation about certain regulatory considerations with respect to a potential transaction. Among other things, the advisors reviewed a potential strategy and timeline for completing an unsolicited transaction should Baker Hughes be unwilling to engage in discussions regarding a combination, which included the possible nomination of an alternative slate of directors to stand for election at Baker Hughes’s next annual meeting of stockholders, which potentially could facilitate Halliburton’s ability to present an acquisition proposal directly to Baker Hughes stockholders. The discussions noted that November 14, 2014 was the advance notice deadline for Baker Hughes stockholders to submit nominations for directors, as determined in accordance with Baker Hughes’s bylaws. The Halliburton Board authorized Halliburton management to take steps in furtherance of an acquisition of Baker Hughes, with the consideration therefor to be paid in Halliburton common stock or a combination of Halliburton common stock and cash, including the proposal in the October 13, 2014 letter from Mr. Lesar to Mr. Craighead described below.

In the following weeks, Halliburton and its advisors continued to analyze and prepare for a potential transaction, including by Baker Botts conducting additional legal analysis with respect to regulatory issues arising from the transaction.

During the week of October 6, 2014, Halliburton engaged Wachtell, Lipton, Rosen & Katz (sometimes referred to in this joint proxy statement/prospectus as Wachtell) and Young Conaway Stargatt & Taylor, LLP to act as additional legal counsel, Joele Frank Wilkinson Brimmer Katcher to provide public relations assistance,

NERA Economic Consulting (sometimes referred to in this joint proxy statement/prospectus as NERA) to assist with analyzing antitrust matters, and MacKenzie Partners, Inc. and Innisfree M&A Incorporated to provide proxy solicitation and related services. In addition, on October 13, 2014, Halliburton engaged BofA Merrill Lynch to act as an additional financial advisor with respect to the transaction and the lead financial advisor with respect to any financing relating to the transaction.

On October 10, 2014, Mr. Lesar called Martin Craighead, Chairman and Chief Executive Officer of Baker Hughes, to request a meeting for Monday, October 13. In response to a question from Mr. Craighead, Mr. Lesar stated that the purpose of the meeting was to discuss a potential combination of the two companies. Robb L. Voyles, Executive Vice President and General Counsel of Halliburton, subsequently sent a note to the Halliburton Board informing them of this development, and during the following weeks he continually updated the Halliburton Board with respect to material developments.

On October 13, 2014, Mr. Lesar met with Mr. Craighead and delivered a letter setting forth a non-binding proposal for Halliburton to acquire Baker Hughes in a cash and stock transaction, with the consideration consisting of a fixed exchange ratio of 1.05 Halliburton shares plus $19.00 cash per Baker Hughes share, representing a value of $76.00 per Baker Hughes share based on Halliburton’s closing price on October 10, 2014, and reflecting an approximately 34.1% premium based on October 10, 2014 closing prices, which were $56.68 for Baker Hughes and $54.29 for Halliburton. The letter provided by Mr. Lesar stated the following:

Dear Martin:

As you and I discussed, I am writing on behalf of the Board of Directors of Halliburton Company to propose a business combination of Halliburton and Baker Hughes. Under our proposal, Halliburton would acquire all outstanding shares of Baker Hughes in a cash and stock transaction consisting of a fixed exchange ratio of 1.05 Halliburton shares plus $19.00 cash for each Baker Hughes share. This offer represents value of $76.00 per Baker Hughes share, reflects a 34.1% premium to Friday’s closing price and exceeds Baker Hughes’s highest historical trading price during the last three years. Baker Hughes’s shareholders will not only recognize immediately a substantial premium, but also will have the opportunity to participate in the significantly enhanced value of the combined company.

This combination presents a compelling strategic opportunity to create the leading oilfield services company offering a comprehensive suite of products and services to the global upstream oil and gas industry. The combination would benefit both companies’ shareholders and customers worldwide and create a must-own stock for investors in the oilfield services sector.

The combination will leverage Halliburton’s and Baker Hughes’s complementary strengths to create a company with an unsurpassed breadth and depth of products and services.

The combination of Baker Hughes and Halliburton presents an excellent business fit from the standpoint of product lines, global reach and cutting-edge technological developments in the worldwide oil and gas industry. Baker Hughes’s strengths complement those of Halliburton and offer an opportunity to combine Halliburton’s strong pressure pumping and drilling fluids with Baker Hughes’s outstanding offerings in artificial lift, specialty chemicals and directional drilling. The resulting company would combine two highly complementary businesses and provide a full breadth of products and services, enabling it to offer a comprehensive solution to customers in every oil and gas-producing market worldwide. This strategic combination would create the worldwide leader in the oilfield services industry, with superior positions in key business lines, a fully integrated product and services platform, increased capabilities in the unconventional and deepwater sectors, substantial and improved growth opportunities and continued high returns on capital.

The combination generates significant opportunities for synergies and increased cash returns to shareholders.

In addition to the compelling premium your shareholders will receive immediately in the transaction, we believe the combination will yield significant synergies. The combination will provide substantial efficiencies of scale and geographic scope, particularly in the Eastern Hemisphere, which will enhance fixed cost absorption. Economies of scale and scope provided by a combined company also will allow the optimization of a combined R&D budget. We also believe that applying Halliburton’s efficiency programs to Baker Hughes’s products and service offerings in areas such as logistics and equipment utilization will result in reduced costs that generate meaningful increases in margins and returns on Baker Hughes products and services, enhancing the combined company’s value. Once fully integrated, we expect the combination can yield annual cost synergies of nearly $2 billion. Baker Hughes shareholders, as owners of approximately 35% of the combined company, will benefit as these synergies are realized.

In addition, we expect the acquisition to be accretive to Halliburton cash flow by the end of the first year after closing and to earnings per share by the end of the second year, even factoring in potential divestitures. We anticipate that the combined company will generate significant free cash flow, allowing the return of cash to our combined investor base through dividends, share repurchases and similar actions.

Regulatory requirements will not diminish the compelling value offered by the combination.

We have dedicated considerable time and resources to analyzing the combination of Halliburton and Baker Hughes, and we are committed to making necessary divestitures. Our nationally recognized antitrust counsel and economic experts have analyzed the transaction, and we are confident that a combination of the two companies is very achievable from a regulatory standpoint. We have carefully evaluated likely divestitures needed to obtain regulatory approvals and are prepared to commit to make those divestitures. We believe that anticipated divestitures will not prevent the combined company from achieving its strategic goals or detract from the compelling value offered by the combination. We have identified a number of potential buyers that we believe will be very interested in the businesses that may need to be divested and expect that those businesses should all obtain excellent prices in expedited sales.

The combined company will draw from considerable management talent.

We have high regard for Baker Hughes and its leadership and expect that many of your business leaders will play an important role in the combined organization. We also know many of your Board members and are prepared to discuss adding members of Baker Hughes’s Board to the combined company’s Board of Directors in a negotiated transaction.

The combination will create a bellwether global oilfield service company.

We believe that investors will consider the combined company on par with, and an attractive investment alternative to, Schlumberger, and a “must own” stock for investors with a limited allocation dedicated to the oilfield services sector, which should result in higher trading multiples than either Halliburton or Baker Hughes currently enjoy.

*    *    *    *    *

We are confident that you will conclude that our proposal presents a compelling opportunity for your shareholders to achieve extraordinary short and long term returns. Our Board of Directors has approved the terms of this proposal, and I am personally committed to overseeing the successful integration of the companies into a single enterprise.

We have engaged Credit Suisse and Bank of America Merrill Lynch as our financial advisors, and Baker Botts and Wachtell, Lipton, Rosen & Katz as our legal counsel. Based on discussions with our financial advisors, we are confident in our ability to finance the transaction. Accordingly, our proposal is not subject to any financing contingency.

We are excited about a combination and look forward to your prompt response to our proposal. Both our senior management team and our Board of Directors are committed to taking the actions necessary to complete this combination. As you can appreciate, with a proposal of this type, time is of the essence. We would appreciate hearing from you as soon as practicable after you confer with your Board, but in any event no later than 5:00 p.m., Houston time, on October 20, 2014. I and the rest of our senior management team are available at your convenience to discuss any aspect of the terms and structure of our proposed transaction.

Sincerely,

David J. Lesar

Mr. Lesar informed Mr. Craighead during the meeting that, although Halliburton would prefer a negotiated transaction, Halliburton was also prepared to pursue all options available to Halliburton to complete a transaction with Baker Hughes. Mr. Lesar advised Mr. Craighead that Halliburton had performed a regulatory analysis and, in response to a question from Mr. Craighead, Mr. Lesar discussed the reasons for the timing of the proposal and the strategic benefits of combining the companies in the current environment. At the conclusion of the meeting, Mr. Craighead told Mr. Lesar that he would not be able to respond to Halliburton’s proposal until October 22, rather than October 20 as requested in the letter, because Baker Hughes had previously scheduled a board meeting to be held on October 22, 2014. Mr. Lesar indicated that he understood. Promptly following the meeting, Mr. Craighead notified the Baker Hughes Board of Halliburton’s proposal and scheduled a special meeting of the Baker Hughes Board.

On October 14, 2014, Halliburton acquired 100 shares of Baker Hughes common stock to establish an ownership position to enable Halliburton to nominate an alternative slate of directors.

On October 14, 2014, the Baker Hughes Board held a special meeting to discuss the Halliburton proposal. At the invitation of the Baker Hughes Board, members of senior management and representatives from Goldman, Sachs & Co. (sometimes referred to in this joint proxy statement/prospectus as Goldman Sachs), Baker Hughes’s financial advisor, Akin Gump Strauss Hauer & Feld LLP (sometimes referred to in this joint proxy statement/prospectus as Akin Gump) and Morris, Nichols, Arsht & Tunnell LLP (sometimes referred to in this joint proxy statement/prospectus as Morris Nichols), outside counsel to Baker Hughes, were present. During the meeting, the Baker Hughes Board reviewed the financial terms of Halliburton’s October 13 proposal, as well as Baker Hughes’s financial position and the risks and challenges facing the industry more generally. A representative from Morris Nichols reviewed with the Baker Hughes Board its fiduciary duties. Representatives of Goldman Sachs discussed the context and financial terms of Halliburton’s October 13 proposal, as well as certain financial information concerning Baker Hughes and Halliburton. The Baker Hughes Board decided to schedule a meeting to discuss the proposal in further detail on October 21, 2014 and also to discuss the proposal at its next regularly scheduled meeting on October 22, 2014.

On October 16, 2014, Baker Hughes released its financial results for the third quarter of 2014, reporting adjusted net income per diluted share of $1.02 for the third quarter, versus a $1.15 per share consensus estimate. On October 20, 2014, Halliburton released its financial results for the third quarter of 2014, reporting adjusted net income per diluted share of $1.19 for the third quarter, versus a $1.10 per share consensus estimate. At the close of trading on October 20, Baker Hughes’s share price was $52.65 and Halliburton’s share price was $52.92.

On October 20, 2014, Mr. Lesar sent Mr. Craighead a message that reiterated Halliburton’s commitment to its October 13 proposal, notwithstanding continued market volatility. Mr. Craighead responded that he had notified the Baker Hughes Board of the October 13 proposal and would respond to Mr. Lesar on October 22, 2014.

On October 21, 2014, the Baker Hughes Board held a special meeting to review the proposal from Halliburton. At the invitation of the Baker Hughes Board, members of senior management and representatives from Goldman Sachs, Davis Polk & Wardwell LLP (sometimes referred to in this joint proxy statement/prospectus as Davis Polk) and Wilmer Cutler Pickering Hale and Dorr LLP (sometimes referred to in this joint proxy statement/prospectus as Wilmer Hale), outside counsel to Baker Hughes, also were present. At the meeting, representatives of Goldman Sachs reviewed its preliminary financial analysis of Halliburton’s October 13 proposal and Baker Hughes’s potential strategic alternatives. At the meeting, other potential counterparties for potential strategic transactions were also reviewed. A representative of Wilmer Hale made a presentation to the Baker Hughes Board on the process for review by various antitrust authorities in the United States and abroad of any potential transaction with Halliburton. Representatives of Davis Polk reviewed with the Baker Hughes Board certain legal matters relating to its consideration of a possible transaction with Halliburton.

During the meeting, the Baker Hughes Board also discussed the potential courses of action that Halliburton might pursue, including the possibility that Halliburton might launch a proxy contest for control of the Baker Hughes Board or make an unsolicited public offer for Baker Hughes. The Baker Hughes Board also discussed the opportunities and challenges posed by a potential combination of Halliburton and Baker Hughes, as well as the opportunities and challenges associated with Baker Hughes remaining an independent company. The Baker Hughes Board also discussed potential takeover defenses. Following an extensive discussion, the Baker Hughes Board determined that, before responding to the financial or other terms of Halliburton’s October 13 proposal, they would need first to evaluate the antitrust regulatory risk of the potential transaction in order to determine if such a combination would be feasible. The Baker Hughes Board decided that, with this in mind, the next step would be for the antitrust advisors and experts from both companies to meet and discuss the antitrust regulatory risk further. The Baker Hughes Board authorized Mr. Craighead to contact Mr. Lesar to advise him of its decision on these matters.

On October 22, 2014, the Baker Hughes Board continued its discussion of the proposal from Halliburton and the associated antitrust regulatory risks during its regularly scheduled meeting. The Baker Hughes Board also discussed potential takeover defenses. At the invitation of the Baker Hughes Board, members of senior management were present at the meeting. Later that day, Mr. Craighead met with Mr. Lesar and delivered a letter on behalf of the Baker Hughes Board. During the meeting, Mr. Craighead told Mr. Lesar that the Baker Hughes Board had discussed Halliburton’s proposal, and was open to exploring a potential transaction provided that it could become comfortable that the transaction could receive regulatory approval, but that any discussion of price should take place only after Baker Hughes was comfortable with the approach to regulatory issues. Mr. Craighead expressed concerns to Mr. Lesar regarding the time required for Baker Hughes to complete its analysis of the regulatory issues and the risk of the existence of discussions becoming public. Mr. Craighead informed Mr. Lesar that Baker Hughes had engaged Goldman Sachs as its financial advisor and Wilmer Hale as its legal counsel with respect to antitrust matters. Below is the text of the letter Mr. Craighead delivered to Mr. Lesar:

Dear Dave:

I am writing on behalf of the Board of Directors of Baker Hughes Incorporated in response to your letter dated October 13, 2014. As you said in our conversation that day and recounted in your letter, Halliburton has spent considerable time and resources over the past two years, particularly during the past six months, analyzing the transaction you propose and in formulating the terms of your proposal. The interest of our shareholders requires that we also conduct a thoughtful review and our Board has initiated a process that will provide a thorough analysis of all aspects and potential impacts of your proposal.

Antitrust analysis is clearly critical to considering the viability of your proposal. You spent a significant portion of our brief discussion on October 13 addressing antitrust considerations and noted that your counsel has conducted a comprehensive evaluation and analysis of all associated regulatory aspects. As the next step, we would like to arrange a meeting with your antitrust counsel and experts where they can provide our advisors with a review of that evaluation and analysis. Our respective General Counsels, who know one another, can coordinate that process.

Sincerely,

Martin S. Craighead

That evening and the next day, Mr. Voyles and Alan Crain, Senior Vice President, Chief Legal Officer and Governance Officer of Baker Hughes, discussed arranging a meeting between Baker Botts and Wilmer Hale, the two companies’ respective antitrust counsel, and NERA, to review regulatory issues. Mr. Voyles also informed Mr. Crain that Halliburton had prepared a draft merger agreement that it would send to Baker Hughes for review, as well as a draft confidentiality agreement between the parties to facilitate the exchange of information. Mr. Crain informed Mr. Voyles that the Baker Hughes Board considered antitrust to be a gating issue and had not authorized entering into further discussions until Baker Hughes was satisfied that there was a reasonable path to regulatory approval. Mr. Voyles expressed concern about timing in light of the upcoming deadline in Baker Hughes’s bylaws to nominate directors for election to the Baker Hughes Board and informed Mr. Crain that although Halliburton preferred a negotiated transaction, it most importantly wanted to complete a transaction. Mr. Voyles cautioned Mr. Crain that, if substantial progress was not made in negotiating definitive documentation by November 14, 2014 (the last day a stockholder under Baker Hughes’s bylaws could nominate candidates for election to the Baker Hughes Board at its 2015 annual meeting of stockholders), Halliburton intended to propose nominees for the Baker Hughes Board. Mr. Voyles suggested that Baker Hughes could agree to extend or waive the deadline for director nominations to provide more time to reach a negotiated transaction. Mr. Crain informed Mr. Voyles that Baker Hughes had engaged Davis Polk & Wardwell as M&A counsel for the transaction. After the discussion, Mr. Voyles sent Mr. Crain the draft confidentiality agreement. Later that evening, Mr. Craighead and Mr. Crain telephoned the lead director of the Baker Hughes Board, J. Larry Nichols, to update him on the developments.

On October 24, 2014, Mr. Crain informed Mr. Voyles that he did not believe that a confidentiality agreement was a necessary prerequisite to a meeting regarding antitrust matters, as Baker Hughes did not intend to share non-public information at such meeting, and advised Mr. Voyles that the form of confidentiality agreement (which did not contain a standstill provision) provided by Halliburton was not appropriate, but that at the appropriate time Baker Hughes would be willing to agree to a confidentiality agreement in the same form as had been agreed by the parties in 2005, and subsequently sent Mr. Voyles a copy of that agreement (which agreement contained a mutual standstill agreement for a one-year period). Mr. Voyles later informed Mr. Crain that Halliburton was not willing to enter into a standstill agreement. On the evening of October 24, Mr. Craighead and Mr. Crain telephoned Mr. Nichols to update him on recent developments.

On October 27, 2014, Mr. Voyles informed Mr. Crain that Halliburton was willing to proceed with the meeting on October 30, 2014 without a confidentiality agreement, but would not share any non-public information during the meeting.

On October 30, 2014, Mr. Voyles, Mr. Crain and representatives of Wilmer Hale, Baker Botts and NERA met in Washington, D.C. At the meeting, Baker Botts presented the results of the regulatory analysis performed to date. After the meeting, Mr. Crain told Mr. Voyles that Baker Hughes would continue its analysis of Halliburton’s proposal, and would work toward responding to Halliburton by November 10. Mr. Voyles emphasized that, in Halliburton’s view, time was of the essence, and made clear to Mr. Crain that Halliburton intended to nominate an alternative slate of directors for election to the Baker Hughes Board not later than November 14, 2014 if no merger agreement had been signed by then. Later that evening on October 30, 2014, Mr. Crain telephoned Mr. Nichols to update him on the meeting and subsequent conversation with Mr. Voyles.

On October 31, 2014, Mr. Crain and Mr. Voyles spoke via telephone to discuss the disclosure implications if Baker Hughes were to extend its director nomination deadline. Later on October 31, Mr. Craighead called Mr. Lesar and said that, although he believed that a potential transaction could obtain regulatory approvals, in view of the antitrust issues that a merger of Baker Hughes and Halliburton would present, antitrust risk allocation and specifics needed to be worked out prior to the negotiation of other business issues. He further advised Mr. Lesar that Baker Hughes would continue to review all aspects of the potential transaction and would provide a board-authorized response to Halliburton’s proposal on November 10, 2014.

On November 3, 2014, Mr. Lesar sent the following letter to Mr. Craighead:

Dear Martin:

I am writing to highlight the risks we see involved in any further delays in progress toward a negotiated transaction.

Since speaking with you on October 31, I have reviewed the current timetable with our advisors and have become convinced that we may be headed to an unfortunate conflict as a result of your timetable for responding to our proposal.

On October 13, Halliburton presented a written proposal to Baker Hughes to acquire the company. At that time, we requested a response by October 20. However, at your request, we agreed to extend that date to October 22 in order to allow you to meet with your Board.

On October 22, you advised that Baker Hughes’ Board was open to our proposal, but believed that antitrust was a gating issue that needed to be addressed. To that end, we proposed to have our respective antitrust lawyers meet as early as October 24, but were told by Baker Hughes that its antitrust counsel would be unavailable until October 30.

On October 30, our respective antitrust legal teams and general counsels met in Washington DC. The teams met for about six hours and reviewed a detailed presentation from Sean Boland and his team.

On October 31, you called me and communicated that your counsel had concluded that antitrust was not a “showstopper” (although you were clear that risk allocation and specifics must be worked out). You also advised that you would be traveling for a week and that you would convey your Board’s response to our proposal on November 10.

In addition, since our first contact, our respective general counsels have had several discussions in which we stressed the time sensitivity created by deadlines in Baker Hughes’ bylaws, and suggested various paths to progress the transaction while your antitrust evaluation was ongoing. We informed you that we have prepared a draft merger agreement and are prepared to send it for Baker Hughes’ review, we provided a mutual confidentiality agreement for Baker Hughes’ consideration and we proposed conducting mutual legal due diligence. Baker Hughes has deferred each of these proposals to progress the transaction.

In the three weeks since we have made our proposal, we have seen little progress toward a transaction, other than the antitrust meeting. We are now told that we must wait another 10 days for any further progress toward a transaction. We do not understand why so little has occurred in the last three weeks, or why it will take until November 10 to respond to our proposal.

Specifically, even were Baker Hughes to tell us on November 10 that it is ready to engage in real discussions on our proposal, there may simply be insufficient time to do the things that need to be done to negotiate and execute a merger agreement prior to the end of the advance notice period for director nominations imposed by your bylaws.

We have consistently said in our written proposal and discussions that we prefer a friendly transaction, but we are committed to consummating a transaction. We have tremendous respect for your Board, but in the absence of an executed merger agreement, our nominating alternative directors is the only way to meaningfully present this opportunity to your shareholders. We have assembled a strong slate of director nominees, and if we do not have an executed merger agreement or an enforceable extension of the nomination deadline, we will have no choice but to nominate a slate of directors in conformity with Baker Hughes’ bylaws.

For the reasons described above, we believe that waiting to begin negotiations until November 10 is likely to lead to an unavoidable conflict between our companies, even if we both want a friendly transaction. We urge you to engage in substantive discussions with us prior to November 10, so that we are in a position to announce a negotiated transaction before your November 14 advance notice deadline. To this end, we will send your general counsel a proposed merger agreement in hopes that it will assist your evaluation of our proposal and enable meaningful progress toward a transaction.

You have suggested that we have not allowed sufficient time for your evaluation of our proposal. While we respect that sentiment, and are fully cognizant of your Board’s duties, we disagree. Our two companies have considered combining in the past, and know each other extremely well. The strategic rationale is undeniable and the synergy potential is substantial. We offered a compelling premium in our initial proposal, which was designed to be easy to say yes to. Despite Baker Hughes’ earnings that surprised investors, we reaffirmed our proposal, and the premium has now increased to 45%.

We would urge you to engage with us in meaningful negotiations on all fronts promptly, so we do not reach the expiration of your advance notice period without a merger agreement.

Sincerely,

David J. Lesar

Later that afternoon, Mr. Voyles sent the initial draft merger agreement to Mr. Crain. On the evening of November 3, 2014, Mr. Crain telephoned Mr. Nichols to update him on the letter from Mr. Lesar.

On the morning of November 4, 2014, Mr. Craighead and Mr. Crain telephoned Mr. Nichols to discuss the letter from Mr. Lesar further, a potential response and other recent developments. Later that day, Mr. Craighead sent the following letter to Mr. Lesar:

Dear Dave:

I am writing on behalf of the Board of Directors of Baker Hughes Incorporated in response to your letter of yesterday, November 3. Your letter demonstrates that despite the fact that we have approached your acquisition proposal with full dedication, responding expeditiously and with an open mind, Halliburton insists on pressuring our Board to make a decision without the full and careful consideration necessary to protect our stockholders.

The threshold question is whether Halliburton has offered compelling financial consideration commensurate with the overall value of Baker Hughes and the risks associated with your proposal. In addition, we have both agreed that a combination of Halliburton and Baker Hughes will raise significant issues under the antitrust laws of the United States and other jurisdictions. Your proposal has numerous complexities and it remains unclear whether there are workable solutions that appropriately address the antitrust risk and the completion risk. All these factors must be as carefully analyzed by our Board, with the assistance of our financial and legal advisors, as they have been analyzed by your board and advisors over an extended period of many months.

Finally, the timing predicament with respect to director nominations, which Halliburton asserts that it is facing, is one of its own making. The November 14 nomination deadline in our bylaws is clear and a matter of public record. After having taken the time Halliburton felt it needed to prepare its proposal, it chose to inform Baker Hughes of its intention when it would create an unrealistic timing situation and then attempted to impose deadlines that are inconsistent with both the realities of a large, complex transaction of this type and the appropriate review we owe our stockholders. Please understand that our Board is working to ensure optimal value creation for our stockholders and their decision cannot and will not be dictated by anyone else’s timing.

Numerous points in your letter mischaracterize our dialogue to date and inhibit an even-handed discussion. I note some of these below, not in an attempt to be argumentative but simply to emphasize a few points.

•	The statement about the unavailability of our antitrust counsel to meet with your antitrust counsel is incorrect. Our counsel offered to rearrange her schedule to meet three days earlier than the October 30 meeting date. Her offer was declined by your representatives. In any case, the meeting on October 30 was valuable.

•	Nearly two weeks ago I advised you that I had a long-planned, overseas business trip, but that I would have a team working diligently to analyze your proposal and they would continue to do so during my absence. Our team has done exactly that, continues the process of doing so, and I am in constant contact with them each day.

•	As our chief legal officer has communicated to your general counsel, we do not believe that our by-laws governing the deadline for you to notify us of director nominations may be amended or waived without our publicly disclosing such action and your acquisition proposal. We strongly disagree with your suggestion to the contrary.

•	Our chief legal officer has explained to your general counsel in writing on multiple occasions that the draft confidentiality agreement proposed by Halliburton is inappropriate for the transaction you propose but that Baker Hughes is prepared to execute a confidentiality agreement in the form of one previously signed by both companies in 2005 that pertained to potential discussions regarding such a transaction. As a courtesy, he provided a copy of that agreement to your general counsel when requested.

We have made progress in analyzing both the regulatory and financial aspects of your proposal. We are proceeding with this review and consideration. As you must realize, much of our progress is internal and very time consuming, including reviewing your valuation proposal and claims of potential synergies with our financial advisors and considering and analyzing the range of antitrust risks and potential remedies. Meetings and discussions with you are not the predominant measure of progress, and the meetings you are requesting would be premature until we have fully prepared for them. Let me assure you that we are moving with great effort and speed in order to be properly prepared as soon as possible if it makes sense for us to fully engage together in the coming days.

As I have previously told you, our Board is analyzing and discussing this proposal, and we will respond to you by November 10. Given the many months of internal analysis and consideration by Halliburton to address the issues associated with your proposal before you even contacted us, it is not reasonable to suggest that our efforts to respond in less than a month from receiving it is in any way unreasonable.

Sincerely,

Martin Craighead

On November 5, 2014, Mr. Lesar sent Mr. Craighead the following message:

Martin--We have made our views clear and remain willing to engage with you this week on our extremely attractive proposal. Rather than respond to the inaccuracies in your letter, we prefer to focus on how to move forward together on our proposal. In that regard, we look forward to receiving your favorable response to our proposal on or before November 10 so that we can promptly bring to fruition a transaction that benefits both of our companies and their respective stockholders.

On November 6, 2014, the Baker Hughes Board held a special meeting. At the invitation of the Baker Hughes Board, members of senior management and representatives of Goldman Sachs, Davis Polk, Wilmer Hale, Morris Nichols and Akin Gump also were present. During the meeting, the directors and their advisors discussed the correspondence and communications between Halliburton and Baker Hughes to date, as well as their advisors’ ongoing antitrust analysis. A representative from Wilmer Hale summarized the October 30, 2014 meeting and discussed potential questions that could be raised by relevant governmental authorities in connection with the potential transaction and the actions that potentially could be taken to respond to antitrust questions. Representatives of Goldman Sachs reviewed its preliminary financial analysis of the proposal. Representatives from Davis Polk discussed the fiduciary duties of the Baker Hughes Board. The Baker Hughes Board decided to discuss the proposal and their response in further detail at a special meeting of the board scheduled for November 8, 2014.

On November 8, 2014, the Baker Hughes Board held a special meeting to discuss Halliburton’s proposal in further detail. At the invitation of the Baker Hughes Board, representatives from Goldman Sachs, Davis Polk, Wilmer Hale, Morris Nichols and Akin Gump also were present. A representative from Wilmer Hale discussed potential questions that could be raised by relevant governmental authorities in connection with the potential transaction and actions that potentially could be taken to address such questions. During the meeting, representatives of Goldman Sachs reviewed its preliminary financial analysis of Halliburton’s proposal and Baker Hughes’s potential strategic alternatives. After extensive discussions, the Baker Hughes Board unanimously determined that Halliburton’s proposal did not adequately reflect the value of Baker Hughes and that the draft merger agreement proposed by Halliburton did not adequately address Halliburton’s obligation to take actions in response to issues raised by governmental authorities over antitrust issues and certainty of closing or provide compensation to Baker Hughes if the proposed transaction failed to close due to a failure to obtain required antitrust approvals. The Baker Hughes Board determined that it was in the best interests of Baker Hughes’s stockholders to negotiate a reverse termination fee that would be payable by Halliburton to Baker Hughes if any proposed transaction did not close due to a failure to obtain required antitrust approvals and another reverse termination fee that would be payable by Halliburton to Baker Hughes in the event that Halliburton’s stockholders did not approve the transaction. The Baker Hughes Board then authorized Mr. Craighead to contact Mr. Lesar to express its determination.

On November 9, 2014, Mr. Craighead and Mr. Lesar met in person and Mr. Craighead delivered the following letter to Mr. Lesar:

Dear Dave,

I am writing on behalf of the Board of Directors of Baker Hughes Incorporated. The Board, with the assistance of its advisors has reviewed and thoroughly considered your October 13 proposal. Our Board believes your proposal does not adequately reflect the value of Baker Hughes. In addition, while you have expressed confidence in successfully resolving the significant antitrust issues inherent in your proposal, the draft merger agreement you sent us does not adequately address certainty of closure nor does it provide any compensation to Baker Hughes should a proposed transaction fail to close. Accordingly, we find that your current proposal is not in the best interests of Baker Hughes and its stockholders.

As previously discussed, our Board remains open minded to the possibility of discussions concerning a possible transaction once you have communicated a revised outline of key terms that our Board considers to be at an acceptable level. Those terms must include a reverse termination fee to compensate Baker Hughes for the time, effort and business disruption of a failed process in the event the transaction does not obtain all necessary approvals, your agreement to accommodate all demands of any relevant governments (world-wide), and a termination fee payable in the event that the stockholders of Halliburton vote against any transaction. In summary, we are willing to promptly engage with you, but only if the price and terms provide a basis for discussions.

Sincerely,

Martin S. Craighead

Mr. Craighead also told Mr. Lesar at the meeting that Halliburton should increase its proposal significantly but did not propose a price in response to Halliburton’s initial price proposal. Mr. Lesar expressed his view that Halliburton had already proposed a full and fair price and asked Mr. Craighead to be more specific. Mr. Lesar said that he would meet with his advisors and respond to Mr. Craighead. Mr. Craighead also stated that Baker Hughes would require that Halliburton agree in the merger agreement to a “hell or high water” covenant committing to take any action required to obtain antitrust approvals, and to pay a reverse termination fee in the event that the transaction did not close due to a failure to obtain required antitrust approvals. He also said that Baker Hughes would require that Halliburton pay a reverse termination fee if Halliburton’s stockholders did not approve the transaction.

On November 9 and 10, 2014, Mr. Voyles and Mr. Crain had a number of discussions regarding the antitrust efforts covenant, a reverse termination fee payable to Baker Hughes in the event the transaction could not be completed due to a failure to obtain required antitrust approvals, a reverse termination fee payable to Baker Hughes in the event Halliburton’s stockholders did not approve the transaction and a termination fee payable to Halliburton in the event Baker Hughes terminated the agreement and entered into an alternative transaction. Mr. Crain initially proposed to Mr. Voyles that Halliburton agree to a “hell or high water” covenant, to pay Baker Hughes a reverse termination fee of $5 billion in the event the transaction could not be completed due to a failure to obtain required antitrust approvals and to pay a reverse termination fee of $3 billion should Halliburton’s stockholders fail to vote to approve the transaction. He also said that Baker Hughes had reviewed the draft merger agreement Halliburton had provided and was prepared to send comments to Halliburton if the parties reached an understanding on the termination fees. Mr. Voyles informed Mr. Crain that Halliburton would agree to pay a reverse termination fee of $750 million should its stockholders fail to approve the transaction, provided that Baker Hughes would agree to the same termination fee in the event of termination of the merger agreement relating to an alternative proposal to acquire Baker Hughes. Mr. Voyles also said that Halliburton was not willing to agree to the requested “hell or high water” covenant or to a reverse termination fee of the size requested, but would agree to divest or take other actions with respect to assets or businesses accounting for up to $6 billion in revenue (“detriment limit”), which was substantially in excess of the level of divestitures Halliburton believed would be required, and to pay a reverse termination fee of $1.5 billion in the event the transaction could not be completed due to a failure to obtain required antitrust approvals. Mr. Crain told Mr. Voyles that Baker Hughes would be willing to agree in concept with the idea of a maximum amount of divestitures (as opposed to a “hell or high water” covenant to obtain required antitrust approvals) so long as the reverse termination fee amounts for antitrust failure and a failure to obtain approval of Halliburton’s stockholders were at a level acceptable to Baker Hughes.

On November 10, 2014, Mr. Crain made a counter-proposal to Mr. Voyles, proposing a detriment limit of $9 billion, a reverse termination fee in the event the transaction could not be completed due to a failure to obtain required antitrust approvals of $5 billion and a reverse termination fee of $2.8 billion should Halliburton’s stockholders fail to approve the transaction. Later that day, Mr. Crain sent a message to Mr. Voyles reiterating Baker Hughes’s position that it must have adequate reverse termination fees to compensate for the damage and disruption it would suffer if required antitrust approvals could not be obtained or if Halliburton’s stockholders did not approve the transaction. Mr. Crain noted that, while Halliburton’s most recent proposed reverse termination fees were well below what Baker Hughes felt was adequate, if such fees were set at an adequate level, Baker Hughes saw the logic in agreeing on a specific level of divestitures that Halliburton would commit to undertake to obtain required antitrust approvals. Accordingly, Baker Hughes abandoned its request for a “hell or high water” antitrust provision and accepted the concept of an agreed upon maximum amount for divestitures.

Later that day, Mr. Voyles contacted Mr. Crain and requested that Mr. Crain reconsider the request for a detriment limit of $9 billion, as it exceeded the amount of any divestiture requirements expected by Halliburton. He further informed Mr. Crain that Halliburton’s agreement to a detriment limit in excess of the $6 billion previously offered by Halliburton would be contingent on a reverse termination fee of not more than $3 billion for failure to obtain antitrust regulatory approval, a $1.2 billion reverse termination fee that would be payable by Halliburton to Baker Hughes in the event that Halliburton’s stockholders did not approve the transaction, and Baker Hughes’s agreement to pay a termination fee of $1 billion in the event of termination relating to an alternative proposal to acquire Baker Hughes.

The next morning, November 11, 2014, Mr. Crain called Mr. Voyles to propose a detriment limit of $7.5 billion, a reverse termination fee for regulatory reasons of $4 billion and a reverse termination fee of $1.5 billion should Halliburton’s stockholders fail to approve the transaction. He also proposed that Baker Hughes’s termination fee would be $1 billion in the event of a termination relating to an alternative proposal to acquire Baker Hughes. Mr. Voyles responded with a proposed detriment limit of $7.5 billion, a reverse termination fee in the event the transaction could not be completed due to a failure to obtain required antitrust approvals of $3.5 billion, a reverse termination fee that would be payable by Halliburton to Baker Hughes in the event that Halliburton’s stockholders did not approve the transaction of $1.5 billion, and a termination fee by Baker Hughes of $1 billion if Baker Hughes terminated the agreement in connection with an alternative transaction. Mr. Voyles made it clear to Mr. Crain during the discussions that Halliburton was only willing to agree to pay reverse termination fees at such levels if Baker Hughes agreed to pay Halliburton a $1 billion termination fee if Baker Hughes terminated the agreement in connection with an alternative transaction. Messrs. Voyles and Crain agreed to recommend such proposal on the termination fees to their respective boards of directors, subject to the companies reaching agreement on price and other terms of the merger agreement. Mr. Crain updated Mr. Nichols throughout the aforementioned discussions.

In the early afternoon of November 11, 2014, Mr. Crain sent Mr. Voyles Baker Hughes’s comments to the draft merger agreement previously prepared and sent by Halliburton.

On the afternoon of November 11, 2014, the Baker Hughes Board held a special meeting. At the invitation of the Baker Hughes Board, members of senior management and representatives of Goldman Sachs, Davis Polk, Wilmer Hale and Akin Gump also were present. During the meeting, Mr. Craighead and Mr. Crain updated the Baker Hughes Board on recent developments in discussions with Halliburton, including the conversations with Mr. Voyles regarding the reverse termination fees, termination fee and antitrust efforts covenant. Following discussion, the Baker Hughes Board provided management and their advisors with guidance on the next steps in negotiations with Halliburton.

At the close of trading on November 11, Baker Hughes’s share price was $51.48 and Halliburton’s share price was $53.72. On the evening of November 11, Mr. Craighead and Mr. Lesar met in person, and Mr. Craighead informed Mr. Lesar that he would be able to support a transaction if the consideration per Baker Hughes share were increased from 1.05 shares of Halliburton common stock to 1.20 shares of Halliburton stock, with the amount of cash per share remaining at $19.00. Mr. Craighead’s proposal represented a value of $83.46 per Baker Hughes share and a 62.1% premium to Baker Hughes’s closing price on November 11, 2014. Mr. Lesar informed Mr. Craighead that Halliburton was not willing to consider that offer.

On the morning of November 12, 2014, representatives from Credit Suisse and Goldman Sachs, on behalf of Halliburton and Baker Hughes, respectively, had a conference call to discuss Mr. Craighead’s most recent proposal. Later that morning, Mr. Lesar sent Mr. Craighead the following email:

Martin

Having reflected on our meeting last evening, I wanted to promptly respond to your counterproposal on price. I must say it was an amount that shocked me and clearly is one that we cannot accept. As we discussed, our price proposal on October 13 was compelling when it was made and has only become more compelling since that time. As of the close yesterday, our proposal provides your shareholders a return in excess of 46% based on current price and similar returns based on 3 and 5 year trading averages. Your shareholders also will have the opportunity to participate in 35% of what we both agree will be the significant upside of the combination. I encourage you and your Board to accept our proposal. If we have not received a reasonable response to our proposal by 3 p.m. today, I will consider it to be rejected and move forward with the process that allows your shareholders to consider it.

Later that morning, Halliburton sent a revised draft of the merger agreement to Baker Hughes, reflecting Halliburton’s response to Baker Hughes’s comments, other than with respect to employee benefits matters, which the parties had agreed would be discussed separately.

In the afternoon on November 12, 2014, the Baker Hughes Board held a special meeting to consider Mr. Lesar’s message and a possible response thereto, the meeting between Mr. Lesar and Mr. Craighead on November 11, 2014 and the conference call between representatives of Credit Suisse and Goldman Sachs on the morning of November 12, 2014. At the invitation of the Baker Hughes Board, members of senior management and representatives of Goldman Sachs, Davis Polk, Morris Nichols, Wilmer Hale and Akin Gump also were present. Following extensive discussion, the Baker Hughes Board concluded that if Halliburton continued to refuse to increase its proposal while threatening to go public with its proposal, Baker Hughes should, in order to maximize leverage with Halliburton and thus maximize stockholder value, publicly disclose Halliburton’s proposal, Baker Hughes’s responses thereto and Halliburton’s continued refusal to increase its proposal.

Following the meeting, and at the direction of the Baker Hughes Board, Mr. Craighead sent the following message to Mr. Lesar:

Dave

I acknowledge receipt of your email of 10:53 this morning. I am very disappointed by your complete unwillingness to show any flexibility on your initial value proposal, but have discussed your message with our Board.

Your initial (and only) value proposal of October 13 was not and is not at an adequate value level and therefore, for that reason alone, not in the best interests of the stockholders of Baker Hughes.

I reiterated to you last Sunday that, after careful review, our Board was concerned with value, and with certainty of closure, given the very significant antitrust risk we both see associated with the potential transaction. Through our teams’ respective efforts we have made substantial progress in key areas, but not with respect to value to the [Baker Hughes] stockholders.

1. We have constructively engaged in addressing areas of antitrust risk (including a lengthy meeting of our antitrust counsel), and have reached an understanding acceptable to both parties.

2. We have also responded to your counsel’s draft merger agreement by providing a complete markup - a markup that you have acknowledged provides a basis for a speedy negotiation.

3. But, in response to our value counterproposal, you continue to be unwilling to improve your first and only proposal.

Our Board has signaled a clear willingness to negotiate and I have very constructively pursued the matter to facilitate reaching an acceptable value level that will enable our board to accept a transaction. We continue to believe in the strong future of Baker Hughes and, at the appropriate value level, would share your excitement about the possibility of combining Baker Hughes and Halliburton for the benefit of our stockholders. But as we have previously indicated, you must improve the value of your proposal if there is to be an agreed transaction. My counter proposal to you yesterday was a very reasonable basis on which to reach agreement. Your intransigence is not a reasonable response and your demand that we accept your offer in the next four hours, and threat to conduct a proxy contest to try to control both sides of this negotiation are entirely inappropriate.

Martin

On November 13, 2014, various media reports noted that Halliburton was in talks to acquire Baker Hughes. That afternoon beginning at 3:34 EST, the trading volume of both Halliburton’s and Baker Hughes’s shares increased significantly. Baker Hughes shares were subsequently halted in New York Stock Exchange trading due to volatility, re-opening at approximately 3:49 PM EST. Baker Hughes’s stock price closed at $58.75, an increase of approximately 15.2% from the prior day’s close, and Halliburton’s stock price closed at $53.79, an increase of approximately 1.1% to the prior day’s close.

That evening, following such market speculation and an article in The Wall Street Journal discussing such speculation, Baker Hughes issued the following press release:

Baker Hughes Confirms Preliminary Discussions with Halliburton

HOUSTON, Nov. 13, 2014 /PRNewswire/ -- Baker Hughes Incorporated (NYSE: BHI) today confirmed that it has engaged in preliminary discussions with Halliburton Company regarding a potential business combination transaction. These discussions may or may not lead to any transaction. Baker Hughes does not intend to comment further on market speculation or disclose any developments unless and until it otherwise deems further disclosure is appropriate or required.

On the morning of Friday, November 14, 2014, the Halliburton Board held a telephonic meeting to discuss the potential transaction. Also in attendance were members of Halliburton’s management and representatives of Baker Botts, Wachtell, Credit Suisse and BofA Merrill Lynch. Members of Halliburton management reviewed with the Halliburton Board the current status of the proposed transaction, including the tentative agreements that had been reached with respect to antitrust matters and termination fees. Management representatives also reviewed financial metrics relating to the transaction, including premiums and multiples implied by Halliburton’s initial offer and in the event Halliburton were to increase the stock component of its offer. Management representatives also reviewed the benefits of the transaction, including Halliburton’s estimates that anticipated cost synergies totaled nearly $2 billion. Representatives of Baker Botts reviewed the current status of the merger agreement negotiations as well as antitrust considerations relating to the transaction. Representatives of Credit Suisse and BofA Merrill Lynch each reviewed their respective preliminary financial analyses with respect to Halliburton, Baker Hughes and the proposed transaction.

After the Halliburton Board meeting, Mr. Voyles called Mr. Crain and told him that it appeared that the parties had reached an impasse, but that there might be a way to restart the discussions. Mr. Voyles told Mr. Crain that Halliburton was ready to submit its slate of nominees for election to the Baker Hughes Board, but suggested that he suspected both parties had some flexibility on price, and suggested that the two of them and Messrs. Lesar and Craighead meet to discuss price and come with full authority from the respective companies’ boards of directors to reach an agreement. Later that afternoon, Mr. Crain called Mr. Voyles to tell him that

Baker Hughes was committed to exploring a negotiated transaction on the right terms and agreed that the parties should meet in person to discuss possible terms of a transaction. Mr. Crain asked Mr. Voyles to send a response to the comments Baker Hughes had sent earlier in the week regarding the employee benefits provisions of the merger agreement. Mr. Crain also told Mr. Voyles that Baker Hughes was not willing to meet if Halliburton delivered a notice nominating directors to replace the Baker Hughes Board before the meeting or at the meeting. Mr. Voyles responded that, because a meeting could not occur until late afternoon, Halliburton believed it necessary to submit the notice to protect Halliburton’s interests.

Later that afternoon, after the close of trading on the NYSE, representatives of Baker Botts delivered to Baker Hughes’s corporate secretary Halliburton’s notice of its intention to nominate a full slate of 13 independent candidates for election at Baker Hughes’s April 2015 annual meeting of stockholders. At the close of trading on November 14, Baker Hughes’s share price was $59.89 and Halliburton’s share price was $55.08.

Subsequently, Mr. Lesar sent Mr. Craighead the following email message:

Martin –

As I understand Robb and Alan discussed earlier, we continue to be committed to meeting with you to negotiate an agreement that is beneficial to both of our companies and our respective shareholders. I look at the delivery of the director nominations as just a legal matter which we were required to do to maintain our future options. It does not negate my personal desire and that of our Board to achieve a friendly transaction that you and your Board can feel good about. Robb and I are available to meet with Alan and you any time tonight or tomorrow to discuss and agree on the few remaining issues that need to be addressed. We should both commit to attend the meeting with flexibility on price and other remaining issues. I look forward to hearing back from you soon.

Dave

Following receipt of the message, Mr. Craighead and Mr. Crain had a call with Mr. Nichols to update him on delivery of the nominations and potential next steps. The evening of November 14, 2014, Baker Hughes issued the following press release, attaching copies of Mr. Craighead’s correspondence to Mr. Lesar referenced above of November 4, 9 and 12:

Baker Hughes Announces Receipt of Director Nominations from Halliburton

HOUSTON, Nov.14, 2014 /PRNewswire/ -- Baker Hughes Incorporated (NYSE: BHI) today announced receipt of notice from Halliburton Company that it intends to nominate candidates to replace the entire board of directors of Baker Hughes at its Apr. 2015 annual meeting.

The nominations followed discussions between the parties regarding a potential business combination transaction, and Halliburton’s refusal to improve its first and only value proposal. Baker Hughes considers the notice to be an attempt by Halliburton to pressure the Baker Hughes board into accepting a transaction with Halliburton on Halliburton’s terms.

The discussions began after Baker Hughes received an unsolicited proposal from Halliburton without prior notice on Oct. 13, 2014 to acquire all of the outstanding shares of the Company in a proposed transaction that Halliburton claimed would produce $2 billion in synergies after any required divestitures. The discussions continued over the following weeks and substantial progress was made in analyzing the substantial antitrust issues that would be involved in any such transaction, allocating antitrust risk between Halliburton and Baker Hughes, and negotiating merger documentation.

After receiving the Company’s counter proposal on value, Halliburton refused to increase its first and only value proposal and, among other things, refused not to solicit the Company’s employees during the period before closing. Instead, Halliburton delivered the director nomination notice to the Company.

Martin Craighead, Chairman and CEO of Baker Hughes stated: “Baker Hughes is disappointed that Halliburton has chosen to seek to replace the entire Baker Hughes board rather than continue the private discussions between the parties. Baker Hughes believes that Halliburton’s various attempts at coercive tactics, instead of being willing to negotiate a reasonable value for the Company’s stock and despite having stated twice that they have room to increase the value of their offer, are attempts to control both sides of a negotiation and are entirely inappropriate.”

Consistent with its fiduciary duties, the Baker Hughes board, in consultation with its financial and legal advisors, has carefully reviewed and considered Halliburton’s initial proposal and unanimously determined that it is not at an adequate value level and therefore not in the best interests of the Company’s stockholders.

Accordingly, the Company’s stockholders are advised to not take any action at this time. Mr. Craighead sent the attached responses to Halliburton’s CEO during the negotiation process.

PDF: Attachment Response, November 4, 2014

PDF: Attachment Response, November 9, 2014

PDF: Attachment Response, November 12, 2014

Baker Hughes is evaluating the director nomination notice for compliance with its by-laws.

Goldman, Sachs & Co. is serving as financial advisor to the Company and Davis Polk & Wardwell LLP is serving as legal counsel to the Company.

Later that evening, Mr. Lesar sent a message to Mr. Craighead reiterating his message from earlier in the afternoon and inviting Mr. Craighead to meet.

On the morning of November 15, 2014, the Baker Hughes Board held a special meeting. At the invitation of the Baker Hughes Board, members of senior management and representatives of Goldman Sachs, Davis Polk, Wilmer Hale, Morris Nichols and Akin Gump also were present. A representative of Goldman Sachs discussed market trading following the leak of the discussions. The Baker Hughes Board then discussed how next to respond to Halliburton, and decided that Mr. Craighead would contact Mr. Lesar and suggest a willingness to meet to continue negotiations if Mr. Lesar were prepared to revise Halliburton’s initial proposal.

Shortly following the Baker Hughes Board meeting, Mr. Craighead sent the following message to Mr. Lesar:

Dave-

In response to your two messages last night, it is not possible to pretend that your effort to replace our entire board with your nominees is “just a legal matter.” It is coercive in every sense of the word.

We were willing to meet and continue negotiations in order to reach a mutually satisfactory conclusion. If you convey a reasonable response to our counterproposal we will respond.

Martin

Mr. Lesar responded to Mr. Craighead that morning to suggest that they and Messrs. Voyles and Crain meet. Early that afternoon, Mr. Lesar and Mr. Voyles met with Mr. Craighead and Mr. Crain at Baker Hughes’s headquarters to discuss valuation in the context of a transaction. After extensive negotiations, Mr. Lesar told Mr. Craighead that his final and best offer was 1.12 shares of Halliburton common stock and $19.00 in cash for each share of Baker Hughes common stock, which represented a value of $75.91 per Baker Hughes share, based on Halliburton’s last unaffected intraday price on November 13, 2014, immediately prior to media reports that Halliburton was in talks to acquire Baker Hughes and a value of $78.62 per Baker Hughes share, based on Halliburton’s closing price on November 12, 2014. The offer represented a premium of 54.2% to the closing price of Baker Hughes common stock on November 12, 2014. Messrs. Lesar and Craighead agreed to recommend this merger consideration to their respective boards of directors.

On the afternoon of November 15, 2014, Davis Polk delivered a further revised draft of the merger agreement to Baker Botts and Wachtell, and representatives of Davis Polk, Norton Rose Fulbright (Baker Hughes’s employee benefits counsel), Baker Botts and Wachtell discussed outstanding issues, including the scope of interim operating covenants restricting Baker Hughes’s operations prior to the closing, the terms upon which the Baker Hughes Board could consider an alternative acquisition and employee matters. During the remainder of that day and the following day, the parties and their respective counsel continued to finalize the terms of the merger agreement.

On the morning of Sunday, November 16, 2014, following an oral agreement to maintain the confidentiality of the matters to be discussed, Mr. Crain and Mr. Voyles had a call to discuss certain non-public legal information concerning the companies’ businesses.

On the afternoon of Sunday, November 16, 2014, the Halliburton Board met to consider approval of the merger agreement. Prior to the meeting, copies of the draft merger agreement, a summary of the terms of the merger agreement, proposed board resolutions, drafts of the written opinions of Credit Suisse and BofA Merrill Lynch and a presentation prepared by Baker Botts were made available to the directors. Representatives of Baker Botts and Wachtell reviewed with the directors their duties with respect to the transaction and the terms of the merger agreement, including the merger consideration, regulatory covenants, key closing conditions, termination rights and associated termination fees, as well as the outstanding issues on the merger agreement. Mr. Voyles also discussed the legal due diligence call he had earlier that day with Mr. Crain. Representatives of Credit Suisse then reviewed and discussed its financial analyses with respect to Halliburton, Baker Hughes and the proposed merger. Thereafter, at the request of the Halliburton Board, Credit Suisse rendered its oral opinion to the Halliburton Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Halliburton Board dated as of the same date) as to, as of November 16, 2014, the fairness, from a financial point of view, to Halliburton of the consideration to be paid by Halliburton in the merger pursuant to the merger agreement. Representatives of BofA Merrill Lynch then reviewed and discussed its financial analyses with respect to Halliburton, Baker Hughes and the proposed merger. Thereafter, BofA Merrill Lynch delivered to the Halliburton Board an oral opinion, which was confirmed by delivery of a written opinion dated November 16, 2014, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the consideration to be paid in the merger by Halliburton pursuant to the merger agreement was fair, from a financial point of view, to Halliburton.

The Halliburton Board then unanimously approved the merger agreement, directed that the proposal to approve the issuance of Halliburton common stock in the merger be submitted to Halliburton stockholders for approval, and resolved to recommend that the stockholders approve such proposal. The Halliburton Board also authorized Halliburton management to finalize, execute and deliver the merger agreement, and to enter into the financing commitments and take other actions with respect to the transaction.

Also during the afternoon of Sunday, November 16, 2014, the Baker Hughes Board held a special meeting to review the terms of the proposed transaction with Halliburton. At the invitation of the Baker Hughes Board, members of senior management and representatives of Goldman Sachs, Davis Polk, Wilmer Hale, Akin Gump,

Morris Nichols, and Norton Rose Fulbright also were present. Prior to the meeting, copies of the draft merger agreement, a summary of the terms of the merger agreement, proposed board resolutions and presentations prepared by each of Goldman Sachs and Davis Polk were made available to the directors. Mr. Craighead updated the Baker Hughes Board on the course and status of negotiations. Representatives of Goldman Sachs reviewed with the Baker Hughes Board its financial analysis of the proposed merger consideration, and delivered an oral opinion, subsequently confirmed by delivery of a written opinion, dated November 16, 2014, that, as of such date and based on and subject to the factors and assumptions set forth in that opinion, the merger consideration to be paid to the holders of Baker Hughes common stock (other than Halliburton and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders. Also during the meeting, the Baker Hughes Board considered whether it would be advisable to engage a second investment bank to provide a second fairness opinion, but determined after discussion that it was not necessary to do so.

The Baker Hughes Board understood that while there had been inquiries in the market about the transaction with Halliburton following the November 13, 2014 leak, neither Goldman Sachs nor Baker Hughes had received any proposals for, or requests for meetings to discuss, any transactions involving Baker Hughes and third parties. The Baker Hughes Board and its advisors discussed and considered whether other potential buyers should be contacted prior to signing the merger agreement. The Baker Hughes Board’s view, based on advice received, was that the level of interest from third parties was not likely to be significant at a valuation in excess of that implied by the potential transaction with Halliburton. The Baker Hughes Board and its advisors also discussed their view that the terms of the merger agreement under consideration were consistent with market practice and would not preclude or impede a willing and financially capable third party, were one to exist, from making a superior proposal following the announcement of a transaction with Halliburton. The Baker Hughes Board and its advisors also discussed the fact that any delay resulting from an effort to contact third parties could jeopardize Halliburton’s willingness to proceed with a transaction that, as structured, the Baker Hughes Board believed was in the best interests of its stockholders.

Mr. Crain as well as representatives from Davis Polk reviewed with the Baker Hughes Board the proposed material terms of the transaction, including the antitrust efforts covenant, the termination fee and reverse termination fees that had been negotiated, and the treatment of equity awards in the transaction. Mr. Crain also discussed the legal due diligence call he had earlier that day with Mr. Voyles. Representatives of Davis Polk then reviewed with the Baker Hughes Board its fiduciary duties in considering the transaction.

Following questions from and discussions among the directors and with their advisors regarding the proposed transaction, the directors unanimously determined it was advisable and in the best interests of Baker Hughes and its stockholders to enter into the merger agreement, substantially in the form presented, and to consummate the merger and the other transactions contemplated thereby, and the directors unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated thereby, directed that the merger agreement be submitted to stockholders of Baker Hughes for consideration and resolved to recommend that stockholders of Baker Hughes approve and adopt the merger agreement and the merger.

Following the Halliburton and Baker Hughes Board meetings, representatives of Halliburton, Baker Hughes, Davis Polk, Norton Rose Fulbright, Baker Botts and Wachtell participated in calls relating to the merger agreement and other related documents. The merger agreement was executed and delivered, as of November 16, 2014, by Halliburton and Baker Hughes concurrently with the delivery by Halliburton of a letter irrevocably withdrawing its notice of nomination of candidates for election to the Baker Hughes Board. In addition, in connection with the transactions contemplated by the merger agreement, Halliburton obtained a commitment letter, dated as of November 16, 2014, from Bank of America, N.A., BofA Merrill Lynch, Credit Suisse AG and Credit Suisse, pursuant to which, subject to certain conditions and limitations, the commitment parties thereunder agreed to provide senior unsecured bridge loans in an aggregate principal amount of up to $8.6 billion pursuant to a new senior unsecured bridge facility to fund a portion of the cash consideration for the transactions and to pay the fees and expenses incurred in connection therewith.

Early in the morning on November 17, 2014, and prior to the commencement of trading on the New York Stock Exchange, Halliburton and Baker Hughes issued a joint press release announcing the transaction. Halliburton and Baker Hughes each publicly filed this press release on November 17, 2014, with the SEC.

Recommendation of the Halliburton Board and its Reasons for the Merger

The Halliburton Board reviewed and considered the terms of the merger and the merger agreement and unanimously determined that the merger, including the issuance of shares of Halliburton common stock, as contemplated by the merger agreement, is fair to and in the best interests of Halliburton and its stockholders. The Halliburton Board unanimously recommends that Halliburton stockholders vote FOR the proposal to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement.

In reaching its decision to recommend that the Halliburton stockholders approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement, the Halliburton Board consulted with Halliburton management, as well as Credit Suisse and BofA Merrill Lynch, Halliburton’s financial advisors in connection with the merger, and Baker Botts and Wachtell, outside counsel to Halliburton in connection with the merger, and considered various other factors, both positive and negative. The following discussion of the information and factors considered by the Halliburton Board is not intended to be exhaustive and may not include all of the factors considered by the Halliburton Board. In view of the wide variety of factors considered by the Halliburton Board in connection with its evaluation of the merger, the Halliburton Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described below, individual members of the Halliburton Board may have given different weight to different factors. The Halliburton Board considered this information as a whole and considered overall the information and factors to be favorable to, and in support of, its determinations and recommendations. The material information and factors considered by the Halliburton Board were the following:

Strategic Considerations. The Halliburton Board considered a number of factors pertaining to the strategic rationale for the merger, including the following:

•	Baker Hughes’s high quality asset base;

•	Baker Hughes’s product lines, which will complement and diversify Halliburton’s product lines, particularly in the areas of specialty chemicals, artificial lift and rotary steerables;

•	The combined company being well-positioned for continued superior growth, margins and returns;

•	Expectations that the transaction will combine the companies’ product and service capabilities to deliver an unsurpassed depth and breadth of solutions to customers;

•	Estimated available cost synergies of nearly $2 billion annually upon full integration of the businesses; and

•	Expectations that the merger will be accretive to cash flow of the combined company by the end of the first calendar year after closing and earnings per share by the end of the second calendar year after closing.

Impact of the Merger on Customers, Employees and Suppliers. The Halliburton Board evaluated the expected impact of the merger on Halliburton’s customers, employees and suppliers and the benefits that are expected to be derived from the merger, including increased operating efficiencies and reduced costs, which could allow the combined company to be the most efficient and lowest cost service provider in the businesses in which it will operate. The Halliburton Board considered that the combined organization would be able to utilize the available talent of both companies’ employees and will have additional scale and resources to offer greater opportunities to continuing employees.

Share Prices. The Halliburton Board considered the historical stock prices of Halliburton and Baker Hughes, including the average price for Halliburton and Baker Hughes common stock for periods from one day to thirty days prior to November 12, 2014, based on which the merger consideration represented a premium in the range of approximately 48% to 54%.

Recommendation of Management. The Halliburton Board took into account Halliburton’s management’s recommendation in favor of the merger.

Opinions of Financial Advisors. The Halliburton Board considered the respective financial analyses of each of Credit Suisse and BofA Merrill Lynch, as reviewed and discussed with the Halliburton Board, as well as the opinion of Credit Suisse to the effect that, as of November 16, 2014, and based upon and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion, the merger consideration to be paid by Halliburton in the merger pursuant to the merger agreement was fair, from a financial point of view, to Halliburton, and the opinion of BofA Merrill Lynch to the effect that, as of November 16, 2014 and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid in the merger by Halliburton was fair, from a financial point of view, to Halliburton.

Strategic Alternatives. The Halliburton Board considered the trends and competitive developments in the industry and the range of strategic alternatives available to Halliburton.

Terms of the Merger Agreement. The Halliburton Board reviewed and considered the terms of the merger agreement, including that the exchange ratio will be a fixed number of shares of Halliburton common stock, the restrictions on each party’s operations between the signing of the merger agreement and the closing of the merger, the representations and warranties of each party, the conditions to each party’s obligation to complete the merger, the rights of each party to consider and engage in negotiations regarding potentially superior proposals, the rights of each party to withdraw or otherwise change its recommendation to its stockholders in favor of the proposals related to the merger agreement, the rights of each party to terminate the merger agreement and the obligations of each party to pay a termination fee or reimburse the other party for expenses. See “The Merger Agreement” beginning on page 127 for a detailed discussion of the terms and conditions of the merger agreement.

Post-Merger Corporate Governance. The Halliburton Board considered the corporate governance provisions of the merger agreement, that Mr. Lesar will serve as Chairman and Chief Executive Officer of the combined company and that the Halliburton Board would be expanded to include three mutually selected directors from the Baker Hughes Board. See “Post-Merger Governance and Management” beginning on page 151 for further information.

Tax Considerations. The Halliburton Board considered that the merger is expected to qualify as a reorganization for U.S. federal income tax purposes and, as a result, the exchange by Baker Hughes stockholders of their shares of Baker Hughes common stock for shares of Halliburton common stock (but not cash merger consideration) in the merger generally will be tax-free to Baker Hughes stockholders.

Regulatory Approvals. The Halliburton Board considered the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals (and the conditions to which such approvals might be subject) and the likelihood that all conditions to consummation of the merger will be satisfied, including, among other conditions, that Halliburton is not required (although it could so choose) to divest or hold separate, or agree to any conduct remedy or similar antitrust action regarding, any assets, businesses or product lines if such assets, businesses or product lines accounted for, in the aggregate, more than the detriment limit. To that end, the Halliburton Board further considered the potential length of the regulatory approval process and that the merger agreement provides that, subject to certain exceptions, it may not be terminated until October 30, 2015, which may be extended to April 30, 2016 under specified circumstances to obtain required antitrust clearances.

The Halliburton Board also considered potential risks associated with the merger, including the following:

Business Risks. The Halliburton Board considered certain risks associated with Baker Hughes’s business and operations, including the potential impact of changes in crude oil prices, as well as other risks of the type and nature described under “Risk Factors.”

Merger Consideration. The Halliburton Board considered that the exchange ratio that determines a portion of the merger consideration is fixed, and the merger consideration will not adjust downwards to compensate Halliburton for any decline in the price of Baker Hughes common stock or increase in the price of Halliburton common stock prior to the closing of the merger. Please read “Risk Factors—Risks Relating to the Merger—The exchange ratio is fixed and will not be adjusted in the event of any change in either Baker Hughes’s or Halliburton’s stock price. As a result, Baker Hughes stockholders cannot be sure at the time they vote on the merger of the value of the merger consideration they will receive or the value of the Baker Hughes stock they will give up.” The Halliburton Board determined that this structure was appropriate and the risk acceptable in view of the relative intrinsic values and financial performance of Baker Hughes and Halliburton, the percentage of the combined company to be owned by current Halliburton stockholders and the inclusion of other structural protections in the merger agreement, such as Halliburton’s ability to terminate the merger agreement if Baker Hughes experiences certain material adverse effects on its business.

Antitrust Risk; Antitrust Termination Fee. The Halliburton Board considered the risk that the Antitrust Division of the DOJ, the FTC, the European Commission or antitrust authorities of any other jurisdiction could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Halliburton or Baker Hughes, for which there may not be a sufficient number of willing buyers at satisfactory prices and which may have the effect of significantly lowering the estimated value of the combined company after the merger. In addition, the Halliburton Board considered the risk that at any time before or after the completion of the merger, and notwithstanding the termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. The Halliburton Board considered the risk that Halliburton could be required, under certain circumstances where the termination of the merger agreement is related to failures to obtain required Regulatory Clearances, to pay Baker Hughes a termination fee of $3.5 billion. See “The Merger Agreement—Additional Agreements—Reasonable Best Efforts Related to Consents and Approvals of Governmental Entities and Third Parties” beginning on page 141 for further information regarding antitrust risk and “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” beginning on page 147 for further information regarding such termination fee.

Termination Fees; Alternative Proposals. The Halliburton Board considered the risk that, although Halliburton has the right under certain limited circumstances to consider and participate in negotiations with respect to proposals for alternative transactions, the merger agreement contains provisions relating to the potential payment of a termination fee of $1.5 billion in connection with an alternative transaction, which may have the effect of discouraging such proposals. In addition, the Halliburton Board considered that the merger agreement includes other customary restrictions on the ability of Halliburton to solicit offers for alternative proposals or engage in discussions regarding such proposals, subject to exceptions, which could have the effect of discouraging such proposals from being made or pursued, even if potentially more favorable to the stockholders of Halliburton than the merger. The Halliburton Board also considered that Halliburton is required to pay a termination fee of $1.5 billion if Halliburton stockholders fail to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement, or, as described above, $3.5 billion in certain circumstances where the termination of the merger agreement is related to failures to obtain required Regulatory Clearances. See “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” beginning on page 147 for further information regarding such fees.

Due Diligence. The Halliburton Board considered and evaluated the results of the due diligence investigation undertaken by Halliburton’s management with the assistance of its legal and financial advisors. The Halliburton

Board considered that the scope of due diligence was limited to a review and analysis of publicly available information relating to Baker Hughes, except with respect to information shared during a telephone conversation between Mr. Crain and Mr. Voyles. The Halliburton Board also considered the scope of the representations and warranties in the merger agreement in light of the matters raised in the course of the due diligence.

Debt Financing. The Halliburton Board considered the financing alternatives to fund the cash portion of the merger consideration, including the potential terms of a bridge facility to be entered into pursuant to the commitment letter entered with BofA Merrill Lynch. The Board considered management’s view that the terms of the proposed bridge facility were competitive in the then-current market for such facilities.

Diversion of Management. The Halliburton Board considered the possible diversion of management’s time and attention from Halliburton’s ongoing business due to the substantial time and effort necessary to complete the merger and plan for and implement the integration of the operations of Halliburton and Baker Hughes. See “Risk Factors” beginning on page 32 for further information.

Transaction Costs and Integration. The Halliburton Board took into account the substantial transaction and integration costs to be incurred in connection with the merger and the possibility that the potential benefits of the merger, including the estimated cost synergies, will not be realized or will not be realized within the expected time period, and the risks and challenges associated with the integration of Halliburton’s and Baker Hughes’s businesses, operations and workforces.

After consideration of these material factors, the Halliburton Board concluded that the risks associated with the transaction could be (i) mitigated or managed by Halliburton or, following the merger, by the combined company, (ii) were reasonably acceptable under the circumstances, and (iii) in light of the anticipated benefits overall, were significantly outweighed by the potential benefits of the merger.

The Halliburton Board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding the potential benefits of the merger. It should be noted that this explanation of the Halliburton Board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41.

Opinions of Halliburton’s Financial Advisors

Opinion of Credit Suisse Securities (USA) LLC

On November 16, 2014, Credit Suisse rendered its oral opinion to the Halliburton Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Halliburton Board dated the same date) to the effect that, as of November 16, 2014, and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of its opinion, the merger consideration to be paid by Halliburton in the merger pursuant to the merger agreement was fair, from a financial point of view, to Halliburton.

Credit Suisse’s opinion was directed to the Halliburton Board (in its capacity as such), and only addressed the fairness, from a financial point of view, to Halliburton of the merger consideration to be paid by Halliburton in the merger pursuant to the merger agreement and did not address any other aspect or implication (financial or otherwise) of the merger. The summary of Credit Suisse’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any holder of Halliburton common stock as to how such holder should vote or act on any matter relating to the merger.

In arriving at its opinion, Credit Suisse:

•	reviewed the merger agreement and certain publicly available business and financial information relating to Baker Hughes and Halliburton;

•	reviewed certain other information relating to Baker Hughes and Halliburton, including financial forecasts relating to Baker Hughes for the fiscal years ending December 31, 2014 through December 31, 2019 prepared by and provided to Credit Suisse by the management of Halliburton (which we refer to as the “Halliburton Projections for Baker Hughes”) and financial forecasts relating to Halliburton for the fiscal years ending December 31, 2014 through December 31, 2019 prepared by and provided to Credit Suisse by the management of Halliburton (which we refer to as the “Halliburton Projections”);

•	reviewed certain estimates provided to Credit Suisse by the management of Halliburton with respect to the cost savings and synergies anticipated by Halliburton’s management to result from the merger (which we refer to as the “Halliburton Estimated Synergies”);

•	spoke with the management of Halliburton regarding the business and prospects of Baker Hughes and Halliburton;

•	considered certain financial and stock market data of Baker Hughes and Halliburton, and compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to those of Baker Hughes and Halliburton, respectively;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which had been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

As Halliburton was aware, Credit Suisse was not provided with the opportunity to meet with Baker Hughes management to discuss the business, operations, financial condition or prospects of Baker Hughes nor was Credit Suisse provided with any financial forecasts relating to the future financial performance of Baker Hughes prepared by Baker Hughes management.

In connection with its review Credit Suisse did not independently verify any of the foregoing information, and Credit Suisse assumed and relied upon such information being complete and accurate in all respects. With respect to the Halliburton Projections for Baker Hughes that Credit Suisse used and relied upon for purposes of its analyses and opinion, management of Halliburton advised Credit Suisse, and Credit Suisse assumed, that such financial forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Halliburton as to the future financial performance of Baker Hughes. With respect to the Halliburton Projections that Credit Suisse used and relied upon for purposes of its analyses and opinion, management of Halliburton advised Credit Suisse, and Credit Suisse assumed, that such financial forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Halliburton as to the future financial performance of Halliburton. With respect to the Halliburton Estimated Synergies anticipated by management of Halliburton to result from the merger, Credit Suisse was advised by the management of Halliburton, and Credit Suisse assumed, that such forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Halliburton as to such cost savings and synergies. Credit Suisse expressed no view or opinion with respect to the Halliburton Projections for Baker Hughes, the Halliburton Projections, the Halliburton Estimated Synergies or the assumptions upon which they were based and, at the direction of management of Halliburton, Credit Suisse assumed that the Halliburton Estimated Synergies would be realized in the amounts and the times indicated thereby. At the direction of management of Halliburton, Credit Suisse further assumed that the Halliburton Projections for Baker Hughes, the Halliburton Projections and the Halliburton Estimated Synergies were a reasonable basis on which to evaluate Baker Hughes, Halliburton and the merger and Credit Suisse used and relied upon such information for purposes of its analyses and opinion.

In addition, Credit Suisse relied upon, without independent verification, the assessments of the management of Halliburton with respect to Halliburton’s ability to integrate the businesses of Baker Hughes and Halliburton. Halliburton advised Credit Suisse and for purposes of its analyses and opinion Credit Suisse assumed that, for U.S. federal income tax purposes, the merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Credit Suisse also assumed, with Halliburton’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Baker Hughes, Halliburton or the contemplated benefits of the merger that would be material to Credit Suisse’s analyses or opinion and, in particular, at the direction of management of Halliburton, Credit Suisse assumed that any divestitures of any businesses or assets of Baker Hughes or Halliburton or any limitations, restrictions or conditions on the future business or operations of Baker Hughes or Halliburton required to obtain the approval of any antitrust or other regulatory authority for the merger would not have an adverse effect on Baker Hughes, Halliburton or the contemplated benefits of the merger or otherwise that would be material to its analyses or opinion. With Halliburton’s consent Credit Suisse also assumed that the merger would be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or agreement thereof material to Credit Suisse’s analyses or opinion. In addition, Credit Suisse was not requested to and did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Baker Hughes or Halliburton, nor was Credit Suisse furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to Halliburton of the merger consideration to be paid by Halliburton in the merger pursuant to the merger agreement and did not address any other aspect or implication (financial or otherwise) of the merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form and structure of the merger and the merger consideration, the financing of the merger consideration and the termination rights and related termination fee and expense payment obligations of Baker Hughes and Halliburton pursuant to the merger agreement, or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the merger, or class of such persons, relative to the merger consideration, the stock or cash components thereof or otherwise. Furthermore, Credit Suisse did not express any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. Credit Suisse assumed that Halliburton had or would obtain such advice or opinions from the appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. In addition, as Halliburton was aware, the financial projections and estimates that Credit Suisse reviewed relating to the future financial performance of Baker Hughes and Halliburton reflected certain assumptions regarding the oil and gas industry that were subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on its analyses and opinion. In addition, as Halliburton was aware, the credit, financial and stock markets had been experiencing significant volatility and Credit Suisse expressed no opinion or view as to any potential effects of such volatility on Baker Hughes, Halliburton or the merger. Credit Suisse’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might have been available to Halliburton, nor did it address the underlying business decision of the Halliburton Board or Halliburton to proceed with or effect the merger. Credit Suisse did not express any opinion as to what the value of shares of Halliburton common stock actually would be when issued pursuant to the merger or the price or range of prices at which shares of Halliburton common stock or Baker Hughes common stock could be purchased or sold at any time.

In preparing its opinion to the Halliburton Board, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s financial analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Credit Suisse’s analyses for comparative purposes is identical to Halliburton, Baker Hughes or the proposed merger. Accordingly, an evaluation of the results of any analysis is not entirely mathematical. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The reference ranges indicated by Credit Suisse’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Halliburton’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Halliburton Board (in its capacity as such) in connection with its consideration of the proposed merger and were among many factors considered by the Halliburton Board in evaluating the proposed merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the merger consideration or of the views of the Halliburton Board with respect to the proposed merger. Under the terms of its engagement by Halliburton, neither Credit Suisse’s opinion nor any other advice or services rendered by it in connection with the proposed merger or otherwise, should be construed as creating, and Credit Suisse should not be deemed to have, any fiduciary duty to the Halliburton Board, Halliburton, Baker Hughes, any security holder or creditor of Halliburton or Baker Hughes or any other person, regardless of any prior or ongoing advice or relationships.

The following is a summary of certain financial analyses reviewed by Credit Suisse with the Halliburton Board in connection with the rendering of its opinion to the Halliburton Board on November 16, 2014. The summary does not contain all of the financial data holders of Halliburton common stock may want or need for purposes of making an independent determination of fair value. Holders of Halliburton common stock are encouraged to consult their own financial and other advisors before making any investment decision in connection with the proposed merger. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis could create a misleading or incomplete view of Credit Suisse’s analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•	Enterprise value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock, non-controlling interests and capital lease obligations less the amount of cash and equivalents on its balance sheet).

•	EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

•	After-tax cash flow—generally the amount of the relevant company’s net income plus depreciation and amortization for a specified time period.

Unless otherwise indicated, (1) the relevant values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions as of the date of announcement, (2) estimates of future financial performance of Baker Hughes were based on the Halliburton Projections for Baker Hughes, and (3) estimates of future financial performance of Halliburton were based on the Halliburton Projections. Estimates of financial performance for the selected companies listed below for the calendar years ending December 31, 2014, 2015 and 2016 were based on publicly available research analyst consensus estimates for those companies.

Based on the merger consideration per share of Baker Hughes common stock of 1.12 shares of Halliburton common stock and $19.00 in cash, Credit Suisse calculated the following implied values of the merger consideration per share of Baker Hughes common stock:

•	$78.62, by adding $19.00 to the product of 1.12 and $53.23, the closing price per share of Halliburton common stock on November 12, 2014, the last trading day prior to market rumors regarding a possible business combination between Halliburton and Baker Hughes; and

•	$80.69, by adding $19.00 to the product of 1.12 and $55.08, the closing price per share of Halliburton common stock on November 14, 2014, the last trading day prior to the day the execution of the merger agreement was publicly announced.

Financial Analyses with Respect to Baker Hughes

Selected Companies Analysis

Credit Suisse considered certain financial data for Baker Hughes and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Baker Hughes in one or more respects.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated EBITDA for the year ended December 31, 2014, or “2014E EBITDA”;

•	Enterprise Value as a multiple of estimated EBITDA for the year ended December 31, 2015, or “2015E EBITDA”;

•	Enterprise Value as a multiple of estimated EBITDA for the year ended December 31, 2016, or “2016E EBITDA”;

•	Price as a multiple of estimated cash flow per share for the year ended December 31, 2014, or “2014E CFPS”;

•	Price as a multiple of estimated cash flow per share for the year ended December 31, 2015, or “2015E CFPS”;

•	Price as a multiple of estimated cash flow per share for the year ended December 31, 2016, or “2016E CFPS”;

•	Market value as a multiple of estimated net income for the year ended December 31, 2014, or “2014E Net Income”;

•	Market value as a multiple of estimated net income for the year ended December 31, 2015, or “2015E Net Income”; and

•	Market value as a multiple of estimated net income for the year ended December 31, 2016, or “2016E Net Income.”

The selected companies and corresponding financial data as of November 12, 2014 were:

	Enterprise Value(1)/ EBITDA(2)			Price(1)/ CFPS(2)			Market Value(1)/ Net Income(2)
	2014E	2015E	2016E	2014E	2015E	2016E	2014E	2015E	2016E
Schlumberger Limited	9.6x	8.8x	8.1x	12.0x	10.5x	9.4x	17.2x	15.4x	13.9x

Halliburton Company	7.2x	6.3x	5.6x	8.8x	7.2x	6.4x	13.5x	11.4x	9.9x

Baker Hughes Incorporated	5.5x	4.8x	4.4x	7.2x	5.5x	5.3x	12.7x	10.5x	9.2x

Weatherford International Ltd.	6.6x	5.8x	5.3x	7.3x	4.8x	4.4x	14.6x	10.1x	8.3x

(1)	Based on the closing price per share of the relevant company’s common stock on November 12, 2014, the last trading day prior to market rumors regarding a possible business combination between Halliburton and Baker Hughes.
(2)	Based on publicly available research analyst consensus estimates.

The selected companies and corresponding financial data as of November 14, 2014 were:

	Enterprise Value(1)/ EBITDA(2)			Price(1)/ CFPS(2)			Market Value(1)/ Net Income(2)
	2014E	2015E	2016E	2014E	2015E	2016E	2014E	2015E	2016E
Schlumberger Limited	9.4x	8.6x	7.9x	11.7x	10.3x	9.2x	16.9x	15.1x	13.6x

Halliburton Company	7.4x	6.5x	5.8x	9.2x	7.5x	6.7x	13.9x	11.8x	10.3x

Baker Hughes Incorporated	6.3x	5.6x	5.1x	8.5x	6.4x	6.2x	15.0x	12.4x	10.8x

Weatherford International Ltd.	6.9x	6.1x	5.5x	7.9x	5.1x	4.7x	15.7x	10.8x	8.9x

(1)	Based on the closing price per share of the relevant company’s common stock on November 14, 2014, the last trading day prior to the day the execution of the merger agreement was publicly announced.
(2)	Based on publicly available research analyst consensus estimates.

Using the Halliburton Projections for Baker Hughes, and taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of 5.50x to 6.50x to Baker Hughes’s 2014E EBITDA, 4.75x to 6.00x to Baker Hughes’s 2015E EBITDA, 4.25x to 5.50x to Baker Hughes’s 2016E EBITDA, 7.00x to 8.00x to Baker Hughes’s 2014E after-tax cash flow, 5.50x to 6.50x to Baker Hughes’s 2015E after-tax cash flow, 5.25x to 6.25x to Baker Hughes’s 2016E after-tax cash flow, 12.75x to 14.50x to Baker Hughes’s 2014E net income, 10.50x to 11.50x to Baker Hughes’s 2015E net income, and 9.00x to 10.00x to Baker Hughes’s 2016E net income. The selected companies analysis, which did not reflect the projected Halliburton Estimated Synergies, indicated an implied reference range of $49.62 to $65.29 per share of Baker Hughes common stock, as compared to the implied values of the merger consideration of $78.62 per share of Baker Hughes common stock based on the closing price per share of Halliburton common stock on November 12, 2014 and $80.69 per share of Baker Hughes common stock, based on the closing price per share of Halliburton common stock on November 14, 2014, respectively.

Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis of Baker Hughes by calculating the estimated net present value of the projected after-tax, unlevered, free cash flow of Baker Hughes for the period from September 30, 2014 through December 31, 2019 based on the Halliburton Projections for Baker Hughes. Credit Suisse applied a range of terminal value multiples of 6.0x to 8.0x to Baker Hughes’s estimated 2019E EBITDA. The estimated net present value of the projected future cash flow and terminal values were then calculated using discount rates ranging from 8.5% to 10.5%.

Credit Suisse also calculated the estimated net present value of the cost savings and synergies anticipated by Halliburton management to result from the merger based on the projected Halliburton Estimated Synergies provided by Halliburton management. Credit Suisse applied a range of terminal value multiples of 6.25x to 8.25x to estimated 2019E pre-tax Halliburton Estimated Synergies. The estimated net present value of the projected Halliburton Estimated Synergies and terminal values were then calculated using discount rates ranging from 8.5% to 10.5%. The analysis indicated an implied reference range of the Halliburton Estimated Synergies per share of Baker Hughes common stock of $20.57 to $27.71.

The discounted cash flow analysis for Baker Hughes indicated an implied reference range per share of Baker Hughes common stock of $67.12 to $93.68 excluding synergies and $87.69 to $121.38 including synergies, as compared to the implied values of the merger consideration of $78.62 per share of Baker Hughes common stock based on the closing price per share of Halliburton common stock on November 12, 2014 and $80.69 per share of Baker Hughes common stock, based on the closing price per share of Halliburton common stock on November 14, 2014, respectively.

Selected Transactions Analysis

Credit Suisse also considered the financial terms of certain business combinations and other transactions that Credit Suisse deemed relevant. The selected transactions were selected because the target companies or assets were deemed to be similar to Baker Hughes in one or more respects. The financial data reviewed included the implied Enterprise Value (the consideration proposed to be paid in the selected transactions as of the date of announcement) as a multiple of EBITDA for the last twelve months, or “LTM EBITDA.”

The selected transactions and corresponding financial data were:

Date Announced	Acquiror	Target	Enterprise Value/ LTM EBITDA
Large Cap
02/10	Schlumberger Limited	Smith International Inc.	14.4x
08/09	Baker Hughes Incorporated	BJ Services Company, LLC	6.6x
12/07	National Oilwell Varco, Inc.	Grant Prideco, Inc.	10.6x
05/98	Baker Hughes Incorporated	Western Atlas Inc.	9.9x
02/98	Halliburton Company	Dresser Industries, Inc.	9.5x

Equipment
09/14	Siemens AG	Dresser-Rand Group Inc.	18.3x
04/13	General Electric Company	Lufkin Industries, Inc.	17.4x
08/12	National Oilwell Varco, Inc.	Robbins & Myers, Inc.	9.4x
02/11	General Electric Company	John Wood Group PLC	16.9x
12/10	General Electric Company	Wellstream Holdings PLC	17.5x
10/10	General Electric Company	Dresser Inc.	NA
02/07	Tenaris SA	Hydril Company	13.6x
08/04	National-Oilwell Inc.	Varco International Inc.	13.6x
06/98	Schlumberger Limited	Camco International Inc.	14.0x

Date Announced	Acquiror	Target	Enterprise Value/ LTM EBITDA
Specialty Services
06/08	Investor Group	Expro International Group PLC	13.1x
07/01	Technip SA	Coflexip Stena Offshore Group SA	14.3x

Pressure Pumping
06/14	C&J Energy Services Inc.	Nabors Industries Ltd.	8.9x
04/11	Temasek Holdings, Pte.	Frac Tech Holdings LLC	7.3x

NA refers to not available.

Taking into account the results of the selected transactions analysis, Credit Suisse applied a multiple range of 9.0x to 11.0x to Baker Hughes’s LTM EBITDA as of September 30, 2014. The selected transactions analysis indicated an implied reference range of $81.24 to $100.68 per share of Baker Hughes common stock, as compared to the implied values of the merger consideration of $78.62 per share of Baker Hughes common stock based on the closing price per share of Halliburton common stock on November 12, 2014 and $80.69 per share of Baker Hughes common stock, based on the closing price per share of Halliburton common stock on November 14, 2014, respectively.

Financial Analyses with Respect to Halliburton

Selected Companies Analysis

Credit Suisse considered certain financial data for Halliburton and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Halliburton in one or more respects. The financial data reviewed and selected companies for Halliburton were the same as the financial data reviewed and selected companies for Baker Hughes, which are as set forth above under Financial Analyses with Respect to Baker Hughes—Selected Companies Analysis.

Using the Halliburton Projections, and taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of 6.50x to 7.50x to Halliburton’s 2014E EBITDA, 5.50x to 6.50x to Halliburton’s 2015E EBITDA, 5.00x to 6.00x to Halliburton’s 2016E EBITDA, 8.00x to 9.00x to Halliburton’s 2014E after-tax cash flow, 6.50x to 7.50x to Halliburton’s 2015E after-tax cash flow, 6.00x to 7.00x to Halliburton’s 2016E after-tax cash flow, 13.00x to 15.00x to Halliburton’s 2014E net income, 10.50x to 12.50x to Halliburton’s 2015E net income, and 9.00x to 11.00x to Halliburton’s 2016E net income. The selected companies analysis indicated an implied reference range of $45.86 to $59.47 per share of Halliburton common stock, as compared to $53.23, the closing price per share of Halliburton common stock on November 12, 2014 and $55.08, the closing price per share of Halliburton common stock on November 14, 2014, respectively.

Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis of Halliburton by calculating the estimated net present value of the projected after-tax, unlevered, free cash flow of Halliburton for the period from September 30, 2014 through December 31, 2019 based on the Halliburton Projections. Credit Suisse applied a range of terminal value EBITDA multiples of 6.5x to 8.5x to Halliburton’s estimated 2019E EBITDA. The estimated net present value of the projected future cash flow and terminal values were then calculated using discount rates ranging from 8.5% to 10.5%. The discounted cash flow analysis for Halliburton indicated an implied reference range per share of Halliburton common stock of $56.25 to $78.15 per share of Halliburton common stock, as compared to $53.23, the closing price per share of Halliburton common stock on November 12, 2014 and $55.08, the closing price per share of Halliburton common stock on November 14, 2014, respectively.

Implied Exchange Ratio Analysis

Credit Suisse also performed an implied exchange ratio analysis by deducting the cash consideration of $19.00 per share of Baker Hughes common stock from the implied reference ranges indicated by its financial analyses for Baker Hughes and dividing the result by the implied reference ranges indicated by its financial analyses for Halliburton. To determine the low ends of the implied exchange ratio reference ranges, the low ends of the implied reference ranges indicated by the selected companies analysis, the discounted cash flow analysis and the selected transactions analysis for Baker Hughes (after reduction by the amount of the cash consideration) were divided by the high ends of the implied reference ranges indicated by the selected companies analysis, the discounted cash flow analysis and the selected companies analysis for Halliburton, respectively. To determine the high ends of the implied exchange ratio reference ranges, the high ends of the implied reference ranges indicated by the selected companies analysis, the discounted cash flow analysis and the selected transactions analysis for Baker Hughes (after reduction by the amount of the cash consideration) were divided by the low ends of the implied reference ranges indicated by the selected companies analysis, the discounted cash flow analysis and the selected companies analysis for Halliburton, respectively. The implied exchange ratio analysis indicated implied exchange ratio reference ranges of 0.515x to 1.009x based on the selected companies analyses of Baker Hughes and Halliburton, 0.616x to 1.328x based on the discounted cash flow analyses of Baker Hughes and Halliburton excluding synergies, 0.879x to 1.820x based on the discounted cash flow analyses of Baker Hughes and Halliburton including synergies, and 1.047x to 1.781x based on the selected transactions analysis for Baker Hughes and the selected companies analysis for Halliburton, as compared to the stock consideration of 1.12 shares of Halliburton common stock per share of Baker Hughes common stock.

Other Matters

Halliburton retained Credit Suisse as its financial advisor in connection with the proposed merger. Halliburton selected Credit Suisse based on Credit Suisse’s experience and reputation and Credit Suisse’s knowledge of Halliburton and its industry. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse will receive a transaction fee of $41 million for its services as financial advisor to Halliburton in connection with the merger, $4 million of which became payable to Credit Suisse upon the rendering of its opinion to the Halliburton Board and the balance of which is contingent upon completion of the merger. In addition, Halliburton has agreed to reimburse certain of Credit Suisse’s expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates have provided other financial advice and services, and may in the future provide financial advice and services, to Baker Hughes, Halliburton and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation including, during the past two years, having acted as co-bookrunning lead managing underwriter and a senior managing underwriter of offerings of debt securities by Halliburton in 2013 and co-lead dealer manager in connection with a tender offer by Halliburton for shares of Halliburton common stock in 2013, having acted as a counterparty to Halliburton in connection with certain hedging and derivatives transactions and having made a loan commitment as a participant in Halliburton’s revolving credit facility. In addition, it is currently contemplated that Credit Suisse and its affiliates will provide or otherwise assist Halliburton in obtaining a portion of the financing for the merger and certain related matters and, after giving effect to the merger, any subsequent refinancing of all or a portion of the outstanding indebtedness of Halliburton and Baker Hughes. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, any currency or commodity that may be involved in the merger and equity, debt and other securities and financial instruments (including bank loans and other obligations) of Baker Hughes, Halliburton and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies and their affiliates.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Halliburton has retained BofA Merrill Lynch to act as a financial advisor in connection with the merger. BofA Merrill Lynch is an internationally recognized investment banking firm, which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Halliburton selected BofA Merrill Lynch to act as a financial advisor in connection with the merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Halliburton and its business.

On November 16, 2014, at a meeting of the Halliburton Board held to evaluate the merger, BofA Merrill Lynch delivered to the Halliburton Board an oral opinion, which was confirmed by delivery of a written opinion dated November 16, 2014, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid in the merger by Halliburton was fair, from a financial point of view, to Halliburton.

The full text of BofA Merrill Lynch’s written opinion to the Halliburton Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Halliburton Board for the benefit and use of the Halliburton Board (in its capacity as such) in connection with and for purposes of its evaluation of the merger. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Halliburton or in which Halliburton might engage or as to the underlying business decision of Halliburton to proceed with or effect the merger. BofA Merrill Lynch’s opinion does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Baker Hughes and Halliburton;

•	reviewed the Halliburton Projections for Baker Hughes;

•	reviewed the Halliburton Projections;

•	reviewed the Halliburton Estimated Synergies;

•	discussed the past and current business, operations, financial condition and prospects of Baker Hughes with members of senior management of Halliburton, and discussed the past and current business, operations, financial condition and prospects of Halliburton with members of senior management of Halliburton;

•	reviewed the potential pro forma financial impact of the merger on the future financial performance of Halliburton, including the potential effect on Halliburton’s estimated earnings per share;

•	reviewed the trading histories for Baker Hughes common stock and Halliburton common stock and a comparison of such trading histories with each other;

•	compared certain financial and stock market information of Baker Hughes and Halliburton with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed a draft of the merger agreement, dated November 16, 2014 (the “Draft Agreement”); and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of Halliburton that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Halliburton Projections for Baker Hughes, the Halliburton Projections and the Halliburton Estimated Synergies, BofA Merrill Lynch assumed, at the direction of Halliburton, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Halliburton as to the future financial performance of Baker Hughes and Halliburton and the other matters covered thereby. BofA Merrill Lynch relied, at the direction of Halliburton, on the assessments of the management of Halliburton as to Halliburton’s ability to achieve the Halliburton Estimated Synergies and was advised by Halliburton, and assumed, that the Halliburton Estimated Synergies would be realized in the amounts and at the times projected. BofA Merrill Lynch did not have an opportunity to discuss with management of Baker Hughes the accuracy and completeness of the financial and other information and data publicly available concerning Baker Hughes reviewed by or discussed with BofA Merrill Lynch. Further, BofA Merrill Lynch was not provided with, and BofA Merrill Lynch did not have access to, any financial forecasts relating to Baker Hughes prepared by the management of Baker Hughes. Accordingly, with the consent of Halliburton, BofA Merrill Lynch used the Halliburton Projections for Baker Hughes in its analyses and assumed, at the direction of Halliburton, that they were a reasonable basis upon which to evaluate the future financial performance of Baker Hughes. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Baker Hughes, Halliburton or any other entity, nor did it make any physical inspection of the properties or assets of Baker Hughes, Halliburton or any other entity. BofA Merrill Lynch did not evaluate the solvency or fair value of Baker Hughes, Halliburton or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Halliburton, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any term, condition or agreement that would be material to its analyses or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Baker Hughes, Halliburton or the merger (including the Halliburton Estimated Synergies and other contemplated benefits thereof) that would be material to its analyses or its opinion. BofA Merrill Lynch also assumed, at the direction of Halliburton, that the final executed merger agreement would not differ in any material respect from the Draft Agreement reviewed by it.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the merger (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger or any terms, aspects or implications of any other arrangement, agreement or understanding entered into in connection with or related to the merger or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to Halliburton of the merger consideration to be paid by Halliburton in the merger and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Halliburton or in which Halliburton might engage or as to the underlying business decision of Halliburton to proceed with or effect the merger. BofA Merrill Lynch did not express any view or opinion with respect to, and it relied, with the consent of Halliburton, upon the assessments of representatives of Halliburton regarding, legal, regulatory, accounting, tax and similar matters relating to Baker Hughes, Halliburton or any other entity and the merger (including the contemplated benefits of the merger), as to which BofA Merrill Lynch understood that Halliburton obtained such advice as it deemed necessary from qualified professionals. BofA Merrill Lynch further did not express any opinion as to what the value of Halliburton common stock actually would be when issued or the prices at which Halliburton common stock or Baker Hughes common stock would trade at any time, including following announcement or consummation of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the merger or any related matter. Except as described above, Halliburton imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Halliburton Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Baker Hughes Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Baker Hughes and the following four publicly traded companies in the oilfield services industry:

•	Schlumberger Limited

•	Halliburton Company

•	National Oilwell Varco, Inc.

•	Weatherford International Ltd.

BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity market value based on fully diluted shares outstanding using the treasury stock method, plus debt, less cash and cash equivalents, plus noncontrolling interest, as a multiple of calendar year 2015 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. BofA Merrill Lynch also reviewed per share equity values of the selected publicly traded companies, based on closing stock prices on November 14, 2014 and, in the case of Halliburton, November 12, 2014, the last trading day prior to market speculation regarding the merger (the “Unaffected Date”), as a multiple of calendar year 2015 estimated earnings per share, commonly referred to as EPS. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates. BofA Merrill Lynch then (i) calculated the product of (A) the enterprise value to calendar year 2015 estimated EBITDA multiples of 5.0x to 6.5x derived from the selected publicly traded companies and (B) Baker Hughes’s calendar year 2015 estimated EBITDA and (ii) calculated the product of (A) the share price to calendar year 2015 estimated EPS multiples of 10.5x to 11.5x derived from the selected publicly traded companies and (B) Baker Hughes’s calendar year 2015 estimated EPS. For the purpose of this calculation, estimated financial data of Baker Hughes was based on the

Halliburton Projections for Baker Hughes. This analysis indicated the following approximate implied per share equity value reference ranges for Baker Hughes, as compared to the merger consideration:

Implied Per Share Equity Value Reference Ranges for Baker Hughes		Merger Consideration
2015E EBITDA	2015E EPS
$52.67 - $70.34	$50.24 - $55.02	$78.62

Based on these implied per share equity value reference ranges and the closing price of Halliburton common stock on the Unaffected Date, BofA Merrill Lynch calculated the following ranges of approximate implied exchange ratios of shares of Baker Hughes common stock to shares of Halliburton common stock, adjusted for the cash consideration by subtracting the cash consideration of $19.00 per share of Baker Hughes common stock from the implied per share equity value reference ranges for Baker Hughes and dividing that result by the closing price of Halliburton common stock on the Unaffected Date:

Implied Exchange Ratio		Merger Exchange Ratio
2015E EBITDA	2015E EPS
0.633x – 0.964x	0.587x – 0.677x	1.120x

No company used in this analysis is directly comparable to Baker Hughes. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Baker Hughes was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 15 selected transactions involving companies in the oilfield services industry:

Announcement Date	Acquiror	Target
September 22, 2014	Siemens Aktiengesellschaft	Dresser-Rand Group Inc.
June 25, 2014	C&J Energy Services, Inc.	Nabors Industries Ltd. (Completion & Production Businesses)
April 8, 2013	General Electric Company	Lufkin Industries, Inc.
March 8, 2013	KKR & Co. L.P.	Gardner Denver, Inc.
August 9, 2012	National Oilwell Varco, Inc.	Robbins & Myers, Inc.
October 10, 2011	Superior Energy Services, Inc.	Complete Production Services, Inc.
July 20, 2011	Ecolab Inc.	Nalco Holding Company
April 19, 2011	Chesapeake Energy Corporation, Temasek Holdings (Private) Ltd. and RRJ Capital Ltd.	Frac Tech Holdings LLC
February 13, 2011	General Electric Company	John Wood Group PLC (Well Support Division)
August 12, 2010	Seawell Limited	Allis-Chalmers Energy Inc.
February 21, 2010	Schlumberger Limited	Smith International Inc.
August 31, 2009	Baker Hughes Incorporated	BJ Services Company LLC
June 13, 2008	Candover Partners Limited	Expro International Group Plc
June 3, 2008	Smith International, Inc.	W-H Energy Services Inc.
December 17, 2007	National Oilwell Varco, Inc.	Grant Prideco, Inc.

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction plus debt, less cash and cash equivalents, plus noncontrolling interest, as a multiple, to the extent publicly available, of the target company’s last twelve months’ EBITDA. BofA Merrill Lynch then applied a selected range of last twelve months’ EBITDA multiples of 8.0x to 11.0x derived from the selected transactions to Baker Hughes’s last twelve months’ EBITDA. Estimated financial data of the selected transactions were based on publicly available information, Wall Street research and company publicly available filings. Baker Hughes’s last twelve months’ EBITDA was based on Baker Hughes’s publicly available filings. This analysis indicated the following approximate implied per share equity value reference range for Baker Hughes, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for Baker Hughes	Merger Consideration
$71.52 - $100.68	$78.62

No company, business or transaction used in this analysis is directly comparable to Baker Hughes or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Baker Hughes and the merger were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Baker Hughes to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Baker Hughes was forecasted to generate during Baker Hughes’s fiscal years 2014 through 2019 based on the Halliburton Projections for Baker Hughes. BofA Merrill Lynch calculated terminal values for Baker Hughes by applying terminal last twelve months’ EBITDA multiples of 6.0x to 8.0x to Baker Hughes’s fiscal year 2019 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of September 30, 2014, using mid-year convention and discount rates ranging from 9.05% to 11.64%, which were based on an estimate of Baker Hughes’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for Baker Hughes, excluding the Halliburton Estimated Synergies, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for Baker Hughes	Merger Consideration
$63.51 - $91.07	$78.62

BofA Merrill Lynch also performed a discounted cash flow analysis to calculate the estimated present value of the Halliburton Estimated Synergies. BofA Merrill Lynch calculated terminal values for the Halliburton Estimated Synergies by applying terminal last twelve months’ EBITDA multiples of 6.0x to 8.0x to the fiscal year 2019 estimated Synergies. The estimated after-tax cash flows and terminal values resulting from the Halliburton Estimated Synergies (less the estimated costs to achieve such Halliburton Estimated Synergies) were discounted to present value as of September 30, 2014, using mid-year convention and discount rates ranging from 9.05% to 11.64%, which were based on an estimate of Baker Hughes’s weighted average cost of capital. The implied per share equity value range of the Halliburton Estimated Synergies was then added to the implied per share equity value reference range for Baker Hughes in order to derive the following approximate implied per share equity value reference range for Baker Hughes, including the Halliburton Estimated Synergies, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for Baker Hughes	Merger Consideration
$81.96 - $116.70	$78.62

Based on this implied per share equity value reference range and the closing price of Halliburton common stock on November 12, 2014, BofA Merrill Lynch calculated the following ranges of approximate implied exchange ratios of shares of Baker Hughes common stock to shares of Halliburton common stock, adjusted for the cash consideration by subtracting the cash consideration of $19.00 per share of Baker Hughes common stock from the implied per share equity value reference ranges for Baker Hughes and dividing that result by the closing price of Halliburton common stock on the Unaffected Date:

Implied Exchange Ratio		Merger Exchange Ratio
Excluding Halliburton Estimated Synergies	Including Halliburton Estimated Synergies
0.836x – 1.354x	1.183x – 1.835x	1.120x

Halliburton Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Halliburton and the following four publicly traded companies in the oilfield services industry:

•	Schlumberger Limited

•	Baker Hughes Incorporated

•	National Oilwell Varco, Inc.

•	Weatherford International Ltd.

BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity market value, based on fully diluted shares outstanding using the treasury stock method, plus debt, less cash and cash equivalents, plus noncontrolling interest, as a multiple of calendar year 2015 EBITDA. BofA Merrill Lynch also reviewed per share equity values, based on closing stock prices of the selected publicly traded companies, based on closing stock prices on November 14, 2014 and, in the case of Baker Hughes, the Unaffected Date, as a multiple of calendar year 2015 estimated EPS. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates. BofA Merrill Lynch then (i) calculated the product of (A) the enterprise value to calendar year 2015 estimated EBITDA multiples of 6.0x to 7.5x derived from the selected publicly traded companies and (B) Halliburton’s calendar year 2015 estimated EBITDA and (ii) calculated the product of (A) the share price to calendar year 2015 estimated EPS multiples of 11.0x to 12.0x derived from the selected publicly traded companies and (B) Halliburton’s calendar year 2015 estimated EPS. For the purpose of this calculation, estimated financial data of Halliburton was based on the Halliburton Projections. This analysis indicated the following approximate implied per share equity value reference ranges for Halliburton, as compared to the closing price of Halliburton common stock on the unaffected date of November 12, 2014:

Implied Per Share Equity Value Reference Ranges for Halliburton		Closing Trading Price of Halliburton Common Stock on November 12, 2014
2015E EBITDA	2015E EPS
$50.50 – $64.71	$51.31 – $55.97	$53.23

No company used in this analysis is identical or directly comparable to Halliburton. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Halliburton was compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Halliburton to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Halliburton was forecasted to generate during Halliburton’s fiscal years 2014 through 2019 based on the Halliburton Projections. BofA Merrill Lynch calculated terminal values for Halliburton by applying terminal value last twelve months’ EBITDA multiples of 6.5x to 8.5x to Halliburton’s calendar year 2019 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of September 30, 2014, using mid-year convention and discount rates ranging from 9.18% to 11.82%, which were based on an estimate of Halliburton’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for Halliburton, excluding the Halliburton Estimated Synergies, as compared to the closing price of Halliburton common stock on the unaffected date of November 12, 2014:

Implied Per Share Equity Value Reference Range for Halliburton	Closing Trading Price of Halliburton Common Stock on November 12, 2014
$52.77 – $75.56	$53.23

Relative Value Analyses

Historical Exchange Ratio Analysis. BofA Merrill Lynch calculated the average historical exchange ratios of the shares of Baker Hughes common stock to the shares of Halliburton common stock based on the closing prices of Baker Hughes common stock and Halliburton common stock during the six-month, one-year, three-year and five-year periods ended November 12, 2014. BofA Merrill Lynch then calculated the exchange ratio of the shares of Baker Hughes common stock to the shares of Halliburton common stock implied by the merger consideration, which represented a nominal value of $78.62 per share of Baker Hughes common stock based on the closing price of Halliburton common stock on the Unaffected Date. The following table presents the results of this analysis:

Time Period (as of November 12, 2014)	Implied Exchange Ratio of Baker Hughes Common Stock to Halliburton Common Stock
6-month Average	1.027x
1-year Average	1.061x
3-year Average	1.178x
5-year Average	1.296x
Consideration	1.477x	(1)

(1)	Implied exchange ratio calculated by dividing the value of the merger consideration based on the closing price of Halliburton common stock on the Unaffected Date, including the per share cash consideration of $19.00, by the closing price of Halliburton common stock on the Unaffected Date.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch applied the implied per share equity value reference ranges derived from the selected publicly traded companies analysis for Halliburton and Baker Hughes to derive an implied exchange ratio, adjusted for the cash consideration by subtracting the cash consideration of $19.00 per share of Baker Hughes common stock from the implied per share equity value reference ranges for Baker Hughes and dividing that result by the closing price of Halliburton common stock on the Unaffected Date. This analysis indicated the following approximate implied exchange ratios of shares of Baker Hughes common stock to shares of Halliburton common stock:

Implied Exchange Ratio Ranges		Merger Exchange Ratio
2015E EBITDA	2015E EPS
0.520x – 1.017x	0.558x – 0.702x	1.120x

Discounted Cash Flow Analysis. BofA Merrill Lynch then applied the implied per share equity value reference ranges derived from the discounted cash flow analysis for each of Halliburton and Baker Hughes to derive an implied exchange ratio, adjusted for the cash consideration by subtracting the cash consideration of $19.00 per share of Baker Hughes common stock from the implied per share equity value reference ranges for Baker Hughes and dividing that result by the closing price of Halliburton common stock on the Unaffected Date. This analysis indicated the following approximate implied exchange ratios of shares of Baker Hughes common stock to shares of Halliburton common stock:

Implied Exchange Ratio Ranges		Merger Exchange Ratio
Excluding Halliburton Estimated Synergies	Including Halliburton Estimated Synergies
0.589x – 1.366x	0.833x – 1.851x	1.120x

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	historical trading prices of Halliburton common stock and Baker Hughes common stock during the five-year period ended November 12, 2014;

•	certain cost savings estimated by BofA Merrill Lynch to have resulted from each of the transactions included in the selected precedent transactions analysis of Baker Hughes, as compared to the Halliburton Estimated Synergies;

•	the relationship between movements in Halliburton common stock and Baker Hughes common stock during the five-year period ended November 12, 2014, including the average ratio of the closing price of Halliburton common stock to the closing price of Baker Hughes common stock calculated over various periods ended November 12, 2014; and

•	the potential pro forma financial effect of the merger on estimated pro forma EPS after taking into account the Halliburton Estimated Synergies, based on the Halliburton Projections for estimated financial data of Halliburton and the Halliburton Projections for Baker Hughes for estimated financial data of Baker Hughes, which indicated that (i) based on 25% run-rate Halliburton Estimated Synergies in fiscal year 2016 and full run-rate Halliburton Estimated Synergies in fiscal year 2017 and including the costs of achieving the Halliburton Estimated Synergies, the merger could be dilutive to estimated pro forma EPS for fiscal year 2016 by approximately 10.1%, and accretive to estimated pro forma EPS for fiscal year 2017 by approximately 1.7%, and (ii) based on full run-rate Halliburton Estimated Synergies in fiscal years 2016 and 2017 and excluding the costs of achieving the Halliburton Estimated Synergies, the merger could be accretive to estimated pro forma EPS for fiscal years 2016 and 2017 by approximately 4.0% and 3.4%, respectively; however, the actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Halliburton Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Halliburton and Baker Hughes. The estimates of the future performance of Halliburton and Baker Hughes in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the merger consideration and were provided to the Halliburton Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Halliburton or Baker Hughes.

The type and amount of consideration payable in the merger was determined through negotiations between Halliburton and Baker Hughes, rather than by any financial advisor, and was approved by the Halliburton Board. The decision to enter into the merger agreement was solely that of the Halliburton Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Halliburton Board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Halliburton Board or management with respect to the merger or the merger consideration.

Halliburton has agreed to pay BofA Merrill Lynch for its services in connection with the merger an aggregate fee of $15 million, a portion of which was payable upon the rendering of its opinion and a significant portion of which is contingent upon consummation of the merger. BofA Merrill Lynch and certain of its affiliates also are participating in the financing for the merger, for which services BofA Merrill Lynch and such affiliates will receive significant compensation, including committing to act as lead arranger, initial lender and administrative agent with respect to an $8.6 billion senior unsecured bridge loan facility to Halliburton, a portion of the proceeds of which would be used to fund the cash consideration for the merger. In addition, Halliburton has agreed to reimburse BofA Merrill Lynch’s expenses and indemnify BofA Merrill Lynch against certain liabilities arising out of its engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Halliburton, Baker Hughes and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Halliburton and have received or in the future may receive compensation for the rendering of these services, including (i) acting as a lender to Halliburton under its $3.0 billion revolving credit facility and/or certain other term loans, letters of credit and/or leasing facilities for Halliburton and (ii) acting as co-manager to Halliburton in connection with its $3.0 billion high grade bond offering and as a co-dealer manager in connection with its share repurchase program.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Baker Hughes and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as a co-lead arranger and bookrunner for, and a lender under, Baker Hughes’s $2.5 billion revolving credit facility and as an issuer in Baker Hughes’s commercial paper program.

Recommendation of the Baker Hughes Board and its Reasons for the Merger

The Baker Hughes Board, with the advice and assistance of its financial and legal advisors, negotiated, evaluated, and, at a meeting held on November 16, 2014, unanimously approved the merger agreement, the merger and the other transactions contemplated thereby. The Baker Hughes Board unanimously recommends that the Baker Hughes stockholders vote FOR the adoption of the merger agreement.

In reaching the decisions to approve the merger agreement and the transactions contemplated thereby and to recommend that the Baker Hughes stockholders vote to adopt the merger agreement and approve the merger, the Baker Hughes Board consulted extensively with its financial and legal advisors and Baker Hughes’s management, and considered a number of potential strategic alternatives to the proposed merger. After such discussions and considering such alternatives, the Baker Hughes Board unanimously determined the proposed merger to be in the best interests of Baker Hughes and its stockholders. The Baker Hughes Board’s decision to approve the merger and the merger agreement and to recommend to Baker Hughes’s stockholders that they vote for the adoption of the merger agreement was based on a number of factors. These factors included, without limitation, the following (which are not necessarily presented in order of relative importance):

Strategic Rationale; Stockholder Value

The Baker Hughes Board considered a number of factors pertaining to the strategic rationale for the merger and the value to be received by Baker Hughes’s stockholders pursuant to the merger, including but not limited to the following:

•	The current, historical and projected financial condition and results of operations of Baker Hughes on a stand-alone basis, including the risk-adjusted probabilities associated with achieving Baker Hughes’s long-term strategic plan as a stand-alone company amid greater industry volatility as compared to the opportunity afforded to Baker Hughes stockholders via the merger consideration.

•	The risks and challenges facing the industry more broadly, which include (1) volatility of oil and natural gas prices; (2) decreased demand for oil and natural gas due to weakening global economic growth; (3) a highly competitive oilfield services environment; (4) risk of adverse weather conditions; (5) growing geopolitical and terrorism risks; and (6) growing costs and difficulties of compliance with laws and regulations.

•	The Baker Hughes Board’s analysis of other potential strategic alternatives for Baker Hughes, including continuing on as an independent company and the potential to acquire, be acquired or combine with other third parties.

•	The financial analyses reviewed and discussed with the Baker Hughes Board and the written opinion from Goldman Sachs, Baker Hughes’s financial advisor, to the Baker Hughes Board, dated as of November 16, 2014, that, as of such date and based on and subject to the factors and assumptions set forth in that opinion, the merger consideration to be paid to the holders of Baker Hughes common stock (other than Halliburton and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Goldman Sachs is attached to this joint proxy statement/prospectus as Annex E.

•	The fact that Goldman Sachs and Baker Hughes’s legal advisors were involved throughout the negotiations and updated the Baker Hughes Board directly and regularly, which provided the Baker Hughes Board with perspectives on the negotiation in addition to those of management.

•

The Baker Hughes Board’s belief that it was widely known that Baker Hughes was “in play” and that it was preferable to negotiate on a one-on-one basis with Halliburton rather than to conduct a private or public “auction” or sale process of Baker Hughes, particularly in light of the Board’s belief (1) after consultation with Goldman Sachs, that the level of interest from credible third parties at a valuation in excess of the per share merger consideration was not likely to be significant and (2) the terms of the merger agreement were consistent with market practice and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal following the announcement of a transaction with Halliburton.

•	The historical and current market prices of Baker Hughes common stock and Halliburton common stock.

•	The fact that the Baker Hughes Board, through extensive, arms-length negotiation, was able to effectively obtain an increase in the merger consideration to 1.12 Halliburton shares plus $19.00 in cash from Halliburton’s initial proposal of 1.05 Halliburton shares plus $19.00 in cash.

•	The value to be received by holders of Baker Hughes common stock in the merger, including the fact that, as of November 12, 2014, the transaction value represented a premium of:

•	54.2% to the closing market price of Baker Hughes common stock on November 12, 2014, the day prior to public confirmation by Baker Hughes that it was in talks with Halliburton regarding a transaction;

•	43.1% to the volume weighted average price of Baker Hughes common stock for the 30-day trading period ended November 14, 2014;

•	28.6% to the volume weighted average price of Baker Hughes common stock for the 90-day trading period ended November 14, 2014; and

•	27.1% to the volume weighted average price of Baker Hughes common stock for the intraday 52-week trading period ended November 14, 2014.

•	The fact that the value to be received by holders of Baker Hughes common stock in the merger represented a premium of 40.8% to the closing market price of Baker Hughes on October 10, 2014, the trading day prior to Halliburton’s initial offer to acquire Baker Hughes, based on Halliburton’s closing market price on the same date.

•	The fact that a considerable portion of the consideration is payable in stock of Halliburton, which affords Baker Hughes stockholders the opportunity to participate in the combined company’s future growth, while the balance is payable in cash and thus provides a measure of immediate liquidity to Baker Hughes stockholders.

•	The fact that the stock portion of the merger consideration is a fixed number of shares of Halliburton common stock, which affords the Baker Hughes stockholders the opportunity to benefit from any increase in the trading price of Halliburton common stock between the announcement and completion of the merger.

•	The Baker Hughes Board’s belief that the transaction could be accretive to earnings per shares of the combined company and will be accretive to cash flow per share of the combined company, and that the combined company will maintain a strong investment grade credit profile and substantial financial flexibility.

•	The Baker Hughes Board’s belief that the combined company will generate significant free cash flow, allowing the return of cash to the combined investor base through dividends, share repurchases and similar actions.

•	The Baker Hughes Board’s belief that the merger will combine complementary product lines, global presence and technology; create an oilfield services supplier with the ability to serve customers through strong positions in key business lines; and have a fully integrated product and services platform, increased capability in the unconventional, deepwater and mature asset sectors, substantial and improved growth opportunities and continued high returns on capital.

•	The Baker Hughes Board’s belief that the merger should over time provide substantial efficiencies of scale and geographic scope, particularly in the Eastern Hemisphere, which will enhance fixed cost absorption.

•	The Baker Hughes Board’s belief that the merger will result in operational improvements, especially North American margin improvement, personnel reorganization, real estate, corporate costs, research and development optimization and other administrative and organizational efficiencies.

•	The Baker Hughes Board’s belief that the merger will potentially result in meaningful annual cost synergies once Baker Hughes and Halliburton are fully integrated, and the assertion by Halliburton that such annual cost synergies would equal nearly $2 billion.

•	The recommendation of Baker Hughes’s senior management team in favor of the transaction.

Terms of the Merger Agreement

The Baker Hughes Board considered the terms and conditions of the merger agreement, including but not limited to the following:

•	The Baker Hughes Board’s belief that the terms of the merger agreement, taken as a whole, increase the degree of certainty that the merger will be completed, including the fact that:

•	Halliburton is required to take all actions necessary to obtain regulatory approvals, including agreeing to divestitures, unless the assets, business or product lines subject to such actions would account for more than $7.5 billion of 2013 revenue;

•	Halliburton has agreed to pay a fee of $3.5 billion if the merger agreement terminates in certain circumstances due to a failure to obtain required antitrust approvals or due to Halliburton’s material breach of its antitrust covenants which breach results in the antitrust closing condition being incapable of being satisfied;

•	there are limited circumstances in which the Halliburton Board may terminate the merger agreement or change its recommendation that its stockholders approve the issuance of Halliburton common stock in connection with the merger, and if the merger agreement is terminated by Baker Hughes as a result of a change in recommendation of the Halliburton Board to approve such stock issuance, by Halliburton in order to enter into a definitive agreement with a third party for certain alternative transactions or by either party because Halliburton stockholders have not approved the merger agreement or the transactions contemplated thereby upon a vote taken thereon, then in each case Halliburton has agreed to pay a fee of $1.5 billion; and

•	the merger agreement contains no financing condition.

•	The Baker Hughes Board’s belief that the terms of the merger agreement, including Baker Hughes’s representations, warranties and covenants and the conditions to each party’s obligations, are reasonable.

•	The fact that the merger agreement provides that, under certain circumstances, and subject to certain conditions, Baker Hughes is permitted to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for a business combination or acquisition of Baker Hughes that constitutes or is reasonably likely to result in a superior proposal (as defined in the merger agreement).

•	The fact that the Baker Hughes Board, subject to certain conditions, has the right to change its recommendation in support of the merger in response to an intervening event, even if there is no competing or superior proposal, if the Baker Hughes Board determines that the failure to take such action would likely be inconsistent with its fiduciary duties.

•

The fact that the Baker Hughes Board has the right to terminate the merger agreement to enter into a definitive agreement related to a superior proposal, subject to giving Halliburton notice and an opportunity to propose changes to the merger agreement, and the payment of a termination fee of $1 billion in the event of actual termination. The fact that the Baker Hughes Board, after discussing this termination fee with its advisors, believed that such fee was consistent with market practice and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal following the announcement of a transaction with Halliburton.

•	The fact that a vote of Baker Hughes’s stockholders on the merger is required under Delaware law, and that if the merger is approved by Baker Hughes’s stockholders and consummated, those Baker Hughes stockholders who do not vote in favor of the adoption of the merger agreement will have the right to demand appraisal of the fair value of their shares under Delaware law.

•	The fact that, following the completion of the merger, three members of the Baker Hughes Board will be added to the combined company’s Board.

•	The expected qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

•	Baker Hughes’s ability to specifically enforce Halliburton’s obligations under the merger agreement, including Halliburton’s obligations to complete the merger.

Risks and Potentially Negative Factors

In addition to the above factors, the Baker Hughes Board also identified and considered a number of uncertainties, risks and other potentially negative factors in its consideration of the merger and the merger agreement, including without limitation:

•	The fact that the merger may not be completed in a timely manner or at all, despite the parties’ efforts and even if the requisite approval is obtained from Baker Hughes stockholders and Halliburton stockholders, if required antitrust approvals are not obtained or if obtaining antitrust approval would require agreeing to divestitures of assets, businesses or product lines that account for more than $7.5 billion of 2013 revenue.

•	The fact that Baker Hughes negotiated exclusively with Halliburton rather than conducting a public or private “auction” or sales process of Baker Hughes.

•	The risks and costs to Baker Hughes if the merger is not completed, including the diversion of management and employee attention, potential employee attrition and the potential effect on Baker Hughes’s business and relations with customers, suppliers and vendors.

•	The transaction costs to be incurred in connection with the merger.

•	The restrictions on the conduct of Baker Hughes’s business prior to completion of the merger, which could delay or prevent Baker Hughes from undertaking material strategic opportunities that might arise pending completion of the merger to the detriment of Baker Hughes’s stockholders.

•	The risk of not realizing all of the anticipated strategic and other benefits between Halliburton and Baker Hughes, including, without limitation, the challenges of combining the businesses, operations and workforces of Halliburton and Baker Hughes, the risk that expected operating efficiencies and cost savings may not be realized or will cost more to achieve than anticipated, and the risk that divestitures required by antitrust authorities may decrease the anticipated strategic and other benefits of the merger to the combined company.

•	The fact that the stock portion of the merger consideration is a fixed number of shares of Halliburton common stock, which could result in the Baker Hughes stockholders being adversely affected by a decrease in the trading price of Halliburton common stock after the date of execution of the merger agreement.

•	The fact that, consistent with the expected qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, Baker Hughes’s stockholders will, for U.S. federal income tax purposes, recognize taxable gain, if any, on the merger up to the amount of the cash portion of the merger consideration they receive.

•	The fact that Baker Hughes’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Baker Hughes’s stockholders generally, including certain interests arising from the employment and compensation arrangements of Baker Hughes’s executive officers, and the manner in which they would be affected by the merger.

The Baker Hughes Board weighed these positive and negative factors, realizing that future results are uncertain, including any future results considered or expected in the factors noted above. In addition, many of the nonfinancial factors considered were highly subjective. As a result, in view of the number and variety of factors they considered, the Baker Hughes Board did not consider it practicable and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered. Rather, the Baker Hughes Board made its determination based on the totality of the information it considered. Individually, each director may have given greater or lesser weight to a particular factor or consideration.

The Baker Hughes Board believed that, overall, the potential benefits of the merger to Baker Hughes and its stockholders outweighed the risks mentioned above.

The foregoing discussion of the information and factors considered by the Baker Hughes Board is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41 of this joint proxy statement/prospectus

Opinion of Baker Hughes’s Financial Advisor

Goldman Sachs rendered its opinion to the Baker Hughes Board that, as of November 16, 2014 and based upon and subject to the factors and assumptions set forth therein, the aggregate of $19.00 in cash and 1.12 shares of common stock of Halliburton per share of Baker Hughes common stock to be paid to holders (other than Halliburton and its affiliates) of the outstanding shares of Baker Hughes common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated November 16, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. Goldman Sachs provided its opinion for the information and assistance of the Baker Hughes Board in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion does not constitute a recommendation as to how any Baker Hughes stockholder should vote with respect to the transaction contemplated by the merger agreement or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Baker Hughes and Halliburton for the five fiscal years ended December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Baker Hughes and Halliburton;

•	certain other communications from Baker Hughes and Halliburton to their respective stockholders;

•	certain publicly available research analyst reports for Baker Hughes and Halliburton; and

•	certain internal financial analyses and forecasts for Baker Hughes and certain financial analyses and forecasts for Halliburton, in each case prepared by the management of Baker Hughes and approved for Goldman Sachs’s use by Baker Hughes, which are referred to as the “Baker Hughes Projections” and the “Baker Hughes Projections for Halliburton” and certain operating synergies projected by the management of Baker Hughes to result from the transaction contemplated by the merger agreement and approved for Goldman Sachs’s use by Baker Hughes, which are referred to as the “Baker Hughes Synergies.”

Goldman Sachs also held discussions with members of the senior management of Baker Hughes regarding its assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition, and future prospects of Baker Hughes and Halliburton; reviewed the reported price and trading activity for the shares of Baker Hughes common stock and the shares of Halliburton common stock; compared certain financial and stock market information for Baker Hughes and Halliburton with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with the consent of Baker Hughes, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of Baker Hughes that the Baker Hughes Projections, the Baker Hughes Projections for Halliburton and the Baker Hughes Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Baker Hughes. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Baker Hughes or Halliburton or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the merger agreement will be obtained without any adverse effect on Baker Hughes or Halliburton or on the expected benefits of the transaction contemplated by the merger agreement in any way meaningful to its analysis. Goldman Sachs has also assumed that the transaction contemplated by the merger agreement will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’s opinion does not address the underlying business decision of Baker Hughes to engage in, or the relative merits of, the transaction contemplated by the merger agreement as compared to any strategic alternatives that may be available to Baker Hughes; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Baker Hughes or any other alternative transaction. Goldman Sachs’s opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the merger consideration to be paid to the holders of shares (other than Halliburton and its affiliates) of Baker Hughes common stock pursuant to the merger agreement. Goldman Sachs’s opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the transaction contemplated by the merger agreement or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction contemplated by the merger agreement, including the fairness of the transaction contemplated by the merger agreement to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Baker Hughes; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Baker Hughes or Halliburton, or class of such persons, in connection with the transaction contemplated by the merger agreement, whether relative to the merger consideration to be paid to the holders of shares (other than Halliburton and its affiliates) of Baker Hughes common stock pursuant to the merger agreement or otherwise. Goldman Sachs’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Halliburton common stock will trade at any time or as to the impact of the transaction contemplated by the merger agreement on the solvency or viability of Baker Hughes or Halliburton or the ability of Baker Hughes or Halliburton to pay their respective obligations when they come due. Goldman Sachs’s opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Baker Hughes Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 14, 2014, the last trading day before the public announcement of the transaction contemplated by the merger agreement and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the shares of Baker Hughes common stock from April 6, 1987, the date of the initial public offering of Baker Hughes, to November 14, 2014. In addition, Goldman Sachs analyzed the $80.69 implied consideration per share of Baker Hughes common stock (as of November 14, 2014) to be paid to holders (other than Halliburton and its affiliates) of shares of Baker Hughes common stock pursuant to the merger agreement, in relation to the closing market price of shares of Baker Hughes common stock on November 14, 2014, the volume weighted average price of shares of Baker Hughes common stock during the 30-day trading period, 90-day trading period and 52-week trading period ended November 14, 2014, and the 52-week and 3-year high market price of the shares of Baker Hughes common stock for the period ended November 14, 2014.

This analysis indicated that the $80.69 implied consideration per share of Baker Hughes common stock (as of November 14, 2014) to be paid to holders (other than Halliburton and its affiliates) of shares of Baker Hughes common stock pursuant to the merger agreement represented:

•	a premium of 34.7% to the closing market price on November 14, 2014 of $59.89 per share;

•	a premium of 46.9% to the volume weighted average price for the 30-day trading period ended November 14, 2014 of $54.93 per share;

•	a premium of 32.0% to the volume weighted average price for the 90-day trading period ended November 14, 2014 of $61.15 per share;

•	a premium of 30.4% to the volume weighted average price for the intraday 52-week trading period ended November 14, 2014 of $61.86 per share;

•	a premium of 6.7% to the 52-week high price on July 2, 2014 of $75.64 per share; and

•	a premium of 7.1% to the 3-year high price of $75.35 per share.

Goldman Sachs also analyzed the $78.62 implied consideration per share of Baker Hughes common stock (as of November 12, 2014) to be paid to holders (other than Halliburton and its affiliates) of shares of Baker Hughes common stock pursuant to the merger agreement, in relation to the closing market price of shares of Baker Hughes common stock on November 12, 2014 (the day prior to public confirmation by Baker Hughes that it was engaged in preliminary discussions with Halliburton regarding a potential business combination transaction), the volume weighted average price of shares of Baker Hughes common stock during the 30-day trading period, 90-day trading period and 52-week trading period ended November 14, 2014, and the 52-week and 3-year high market price of the shares of Baker Hughes common stock for the period ended November 14, 2014.

This analysis indicated that the $78.62 implied consideration per share of Baker Hughes common stock (as of November 12, 2014) to be paid to holders (other than Halliburton and its affiliates) of shares of Baker Hughes common stock pursuant to the merger agreement represented:

•	a premium of 54.2% to the closing market price on November 12, 2014 of $50.98 per share;

•	a premium of 43.1% to the volume weighted average price for the 30-day trading period ended November 14, 2014 of $54.93 per share;

•	a premium of 28.6% to the volume weighted average price for the 90-day trading period ended November 14, 2014 of $61.15 per share;

•	a premium of 27.1% to the volume weighted average price for the intraday 52-week trading period ended November 14, 2014 of $61.86 per share;

•	a premium of 3.9% to the 52-week high price on July 2, 2014 of $75.64 per share; and

•	a premium of 4.3% to the 3-year high price of $75.35 per share.

Multiples Analysis. Goldman Sachs calculated various financial multiples and ratios for Baker Hughes using the closing price of shares of Baker Hughes common stock on November 12, 2014 (the day prior to public confirmation by Baker Hughes that it was in talks with Halliburton regarding a transaction), the closing price of shares of Baker Hughes common stock on November 14, 2014, the $80.69 implied consideration per share of Baker Hughes common stock (as of November 14, 2014) to be paid to holders (other than Halliburton and its affiliates) of shares of Baker Hughes common stock pursuant to the merger agreement, the Baker Hughes Projections and median estimates from the Institutional Brokers’ Estimate System (“IBES”).

In particular, Goldman Sachs calculated:

•	enterprise value (“EV”), which is the market capitalization of the applicable company based on the closing price of shares of the applicable company’s common stock and the number of shares of the applicable company’s common stock outstanding as of, in the case of Baker Hughes, October 31, 2014, and in the case of Halliburton, October 17, 2014, plus the total debt amount, less cash and equivalents and less non-controlling interests as of such specified date, as a multiple of such company’s estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”), which is referred to below as “EV/EBITDA”, for 2014, 2015 and 2016, respectively;

•	closing price of the shares of the applicable company’s common stock on the specified date as a multiple of estimated earnings per share of the applicable company’s common stock, which is referred to below as (“P/EPS”), for 2014, 2015 and 2016, respectively; and

•	closing price of the shares of the applicable company’s common stock on the specified date as a multiple of estimated cash flow per share of the applicable company’s common stock, which is referred to below as (“P/CFPS”), for 2014, 2015 and 2016, respectively.

The following table presents the results of these analyses:

Baker Hughes
	November 12, 2014 closing price of Baker Hughes common stock (Baker Hughes Projections)	November 14, 2014 closing price of Baker Hughes common stock (Baker Hughes Projections)	November 14, 2014 closing price of Baker Hughes common stock (IBES)	Implied merger consideration as of November 14, 2014 (Baker Hughes Projections)
EV/EBITDA
2014E	5.4x	6.2x	—	8.1x
2015E	5.2x	6.0x	5.5x	7.8x
2016E	4.8x	5.5x	5.0x	7.2x
P/EPS
2014E	12.6x	14.9x	—	20.0x
2015E	11.3x	13.3x	12.3x	17.9x
2016E	9.5x	11.2x	10.7x	15.1x
P/CFPS
2014E	8.0x	9.4x	—	12.6x
2015E	6.0x	7.1x	6.6x	9.6x
2016E	5.4x	6.3x	6.1x	8.5x

*	2014 multiples based on median estimates from IBES not calculated.

Goldman Sachs also calculated similar financial multiples and ratios for Halliburton using the closing price of shares of Halliburton common stock on November 14, 2014, the Baker Hughes Projections for Halliburton and median estimates from IBES.

The following table presents the results of these analyses:

Halliburton
	November 14, 2014 closing price of Halliburton common stock (Baker Hughes Projections for Halliburton)	November 14, 2014 closing price of Halliburton common stock (IBES)
EV/EBITDA
2014E	7.6x	—
2015E	7.1x	6.4x
2016E	6.6x	5.8x
P/EPS
2014E	14.0x	—
2015E	13.1x	11.2x
2016E	11.7x	9.8x
P/CFPS
2014E	10.8x	—
2015E	8.3x	7.4x
2016E	7.5x	6.6x

*	2014 multiples based on median estimates from IBES not calculated.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis of Baker Hughes using the Baker Hughes Projections to generate ranges for the implied present value per share of Baker Hughes common stock. Using discount rates ranging from 10.0% to 12.0%, reflecting estimates of the weighted average cost of capital of Baker Hughes, Goldman Sachs calculated an illustrative range of implied enterprise values for Baker Hughes by discounting to present values, as of September 30, 2014, estimates of Baker Hughes’s unlevered free cash flows for the period September 30, 2014 to December 31, 2019, assuming mid-year convention, and illustrative terminal values based on perpetuity growth rates ranging from 1.0% to 3.0%. The range of perpetuity growth rates was estimated by Goldman Sachs using its professional judgment and experience and taking into account the Baker Hughes Projections. Goldman Sachs also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples that are implied by such growth rates and a range of discount rates to be applied to Baker Hughes’s future unlevered cash flow forecasts. Goldman Sachs then calculated the implied value per share of Baker Hughes common stock by adding the value of Baker Hughes’s net debt and dividing the result by the number of fully diluted outstanding shares of Baker Hughes according to the Baker Hughes Projections. This analysis indicated an illustrative range of present values of $54.52 to $82.19 per share of Baker Hughes common stock.

Goldman Sachs also performed an illustrative discounted cash flow analysis of Halliburton using the Baker Hughes Projections for Halliburton to generate reference ranges for the implied present value per share of Halliburton common stock. Using discount rates ranging from 10.0% to 12.0%, reflecting estimates of the weighted average cost of capital of Halliburton, Goldman Sachs calculated an illustrative range of implied enterprise values for Halliburton by discounting to present values, as of September 30, 2014, estimates of Halliburton’s unlevered free cash flows for the period September 30, 2014 to December 31, 2019, assuming mid-year convention, and terminal values based on perpetuity growth rates ranging from 2.0% to 4.0%. The range of perpetuity growth rates was estimated by Goldman Sachs using its professional judgment and experience and taking into account the Baker Hughes Projections for Halliburton. Goldman Sachs also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples that are implied by such growth rates and a range of discount rates to be applied to Halliburton’s future unlevered cash flow forecasts. Goldman Sachs then calculated the implied value per share of Halliburton common stock by adding the value of Halliburton’s net debt and dividing the result by the number of fully diluted outstanding shares of Halliburton according to the Baker Hughes Projections for Halliburton. This analysis indicated an illustrative range of present values of $42.28 to $71.29 per share of Halliburton common stock.

Illustrative Pro Forma Discounted Cash Flow Analysis. Goldman Sachs also performed an illustrative pro forma discounted cash flow analysis of the combined company using the Baker Hughes Projections, the Baker Hughes Projections for Halliburton and the Baker Hughes Synergies to generate reference ranges for the implied value to be received by holders (other than Halliburton and its affiliates) of shares of Baker Hughes common stock following consummation of the merger. Using discount rates ranging from 10.0% to 12.0%, reflecting pro forma estimates of the weighted average cost of capital of the combined company, Goldman Sachs calculated an illustrative range of implied enterprise values for the combined company by discounting to present values, as of September 30, 2014, estimates of unlevered free cash flows of the combined company for the period September 30, 2014 to December 31, 2019, assuming mid-year convention, and terminal values based on perpetuity growth rates ranging from 2.0% to 4.0%. The range of perpetuity growth rates was estimated by Goldman Sachs using its professional judgment and experience and taking into account the Baker Hughes Projections and the Baker Hughes Projections for Halliburton. Goldman Sachs also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples that are implied by such growth rates and a range of discount rates to be applied to the combined company’s future unlevered cash flow forecasts. Goldman Sachs performed the analysis assuming that specified assets of Baker Hughes were divested and specified net proceeds were received for such assets in connection with consummation of the merger, as provided by Baker Hughes management. Goldman Sachs then calculated the implied value to be received for each share of Baker Hughes common stock in the merger by adding the $19.00 in cash plus the implied value of 1.12 pro forma shares of common stock of the combined company to be paid to holders (other than Halliburton and its affiliates) of shares of Baker Hughes common stock pursuant to the merger agreement. This analysis indicated an illustrative range of present values of $62.41 to $91.53 per share of common stock of Baker Hughes, excluding the Baker Hughes Synergies, and a range of $70.68 to $104.73 per share of common stock of Baker Hughes including the Baker Hughes Synergies.

Illustrative Pro Forma Accretion/Dilution Analysis. Goldman Sachs prepared an illustrative pro forma analysis of the potential financial impact of the transaction contemplated by the merger agreement using the

Baker Hughes Projections, the Baker Hughes Projections for Halliburton and the Baker Hughes Synergies and assuming that specified assets of Baker Hughes were divested and specified net proceeds were received for such assets in connection with the consummation of the merger, as provided by Baker Hughes management. Goldman Sachs prepared its illustrative pro forma analysis for three different scenarios: (a) excluding the Baker Hughes Synergies and any divestitures of assets of Baker Hughes in connection with the consummation of the merger; (b) including the Baker Hughes Synergies and excluding any divestitures of assets of Baker Hughes in connection with the consummation of the merger; and (c) including the Baker Hughes Synergies and divestitures of specified assets of Baker Hughes and receipt of specified net proceeds in connection with the consummation of the merger, as provided by Baker Hughes management. For each of 2015 and 2016, Goldman Sachs compared the projected earnings and cash flow per share of Halliburton common stock, on a stand-alone basis, to the projected earnings and cash flow per share of Halliburton common stock on a pro forma basis following consummation of the merger.

	Accretion/Dilution
	No Synergies/No Divestitures	Including Synergies/No Divestitures	Including Synergies/Including Divestitures
2015E EPS	(6.3)%	(1.2)%	(2.7)%
2016E EPS	(5.3)%	8.6%	8.4%

2015E CFPS	1.5%	4.8%	0.7%
2016E CFPS	0.8%	9.8%	6.4%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’s opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company used in the above analyses as a comparison is directly comparable to Baker Hughes or Halliburton.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’s providing its opinion to the Baker Hughes Board as to the fairness from a financial point of view of the merger consideration to be paid to the holders (other than Halliburton and its affiliates) of the outstanding shares of Baker Hughes common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Baker Hughes, Halliburton, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Baker Hughes and Halliburton and was approved by the Baker Hughes Board. Goldman Sachs did not recommend any specific amount of consideration to Baker Hughes or the Baker Hughes Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction contemplated by the merger agreement.

Goldman Sachs’s opinion to the Baker Hughes Board was one of many factors taken into consideration by the Baker Hughes Board in making its determination to approve the transaction contemplated by the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests, or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Baker Hughes, Halliburton, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement. Goldman Sachs acted as financial advisor to Baker Hughes in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. Goldman Sachs has provided certain financial advisory and underwriting services to Baker Hughes and its affiliates from time to time. During the two year period ended November 16, 2014, the Investment Banking Division of Goldman Sachs has not received any compensation for financial advisory or underwriting services provided to Baker Hughes or its affiliates. Goldman Sachs has also provided certain financial advisory and underwriting services to Halliburton and its affiliates for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as co-manager with respect to the public offering of Halliburton’s 1.00% Senior Notes due 2016 (aggregate principal amount $600,000,000), 2.00% Senior Notes due 2018 (aggregate principal amount $400,000,000) and 3.50% Senior Notes due 2023 (aggregate principal amount $1,100,000,000) in July 2013; and as joint book-running manager with respect to the public offering of Halliburton’s 4.75% Senior Notes due 2043 (aggregate principal amount $900,000,000) in July 2013. During the two year period ended November 16, 2014, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and underwriting services provided to Halliburton and its affiliates of approximately $600,000. Goldman Sachs may also in the future provide investment banking services to Baker Hughes, Halliburton and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Baker Hughes Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the merger agreement. Pursuant to a letter agreement, dated November 12, 2014, Baker Hughes engaged Goldman Sachs to act as its financial advisor in connection with the transaction contemplated by the merger agreement. The engagement letter between Baker Hughes and Goldman Sachs provides for compensation to be paid to Goldman Sachs that is estimated, based on information available as of February 12, 2015, at approximately $45 million, approximately $10 million of which was paid on February 6, 2015, and the remainder of which is payable upon consummation of the transaction contemplated by the merger agreement. The amount of compensation to be paid at the consummation of the merger will depend on the price of Halliburton common stock at the time of such consummation. In addition, Baker Hughes has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Forward-Looking Financial Information

Halliburton prepared forward-looking financial information for years 2014 through 2019 for each of Halliburton and Baker Hughes. Baker Hughes also prepared forward-looking financial information for years 2014 through 2019 for each of Halliburton and Baker Hughes. The forward-looking financial information prepared by each of the companies is on a stand-alone basis and is not intended to be added together, and adding together the forward-looking financial information for the two companies would not represent the results the combined company will achieve if the merger is completed and does not represent forward-looking financial information for the combined company. The following forward-looking financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forward-looking financial information.

Halliburton Forward-Looking Financial Information

Halliburton does not as a matter of course make public projections as to future earnings or other results of operations (other than providing estimates for certain financial items on a near-term basis in its regular earnings press releases and other communications with investors) or detailed business plans or strategies. However, for internal purposes and in connection with the process leading to the merger agreement, the management of Halliburton prepared certain projections of future financial and operating performance for each of Halliburton and Baker Hughes for the years 2014 through 2019. Halliburton prepared its Baker Hughes projections based on publicly available information. These projections are included in this joint proxy statement/prospectus because Halliburton provided such projections to the Halliburton Board and to Halliburton’s financial advisors, Credit Suisse and BofA Merrill Lynch, in connection with the merger, and are referred to as the Halliburton Projections and the Halliburton Projections for Baker Hughes, respectively. In addition, Halliburton prepared estimates of annual cost synergies expected to be realized following the closing, which are referred to as the Halliburton Estimated Synergies. The Halliburton Estimated Synergies are not reflected in the projections of future financial and operating performance. Halliburton authorized Credit Suisse and BofA Merrill Lynch to use and rely upon the Halliburton Projections, the Halliburton Projections for Baker Hughes and the Halliburton Estimated Synergies in providing advice to the Halliburton Board in relation to the proposed merger. In the view of Halliburton’s management, the information was prepared on a reasonable basis and reflected the best currently available estimates and judgments at the time of preparation, and presented at the time of preparation, to the best of Halliburton management’s knowledge and belief, reasonable projections of the future financial performances of Halliburton and Baker Hughes. However, the projections have not been updated, are not fact and should not be relied upon as being indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to rely on this forward-looking financial information.

Neither Halliburton’s nor Baker Hughes’ independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

The following table presents a summary of the Halliburton Projections and the Halliburton Projections for Baker Hughes.

	Halliburton Company (In millions)
	2014E	2015E	2016E	2017E	2018E	2019E
Revenue	33,059	35,470	37,721	40,739	42,776	44,915
EBITDA(1)	7,270	8,348	9,285	10,027	10,529	11,055
Net income	3,442	4,053	4,651	5,044	5,310	5,588

	Baker Hughes Incorporated (In millions)
	2014E	2015E	2016E	2017E	2018E	2019E
Revenue	24,425	25,860	27,242	29,421	30,893	32,437
EBITDA(1)	4,682	5,271	5,811	6,276	6,590	6,919
Net income	1,739	2,083	2,402	2,606	2,744	2,889

(1)

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure, as it excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. EBITDA was used by management to provide additional information in order to provide them with an alternative method for assessing Halliburton’s and Baker Hughes’s financial condition and operating results. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

In addition, Halliburton provided Credit Suisse and BofA Merrill Lynch with estimates of cost synergies, the midpoint of which was $1.75 billion annually upon full integration. The midpoint of the range is below Halliburton management’s expectation for estimates of cost synergies that would actually be achieved upon full integration of Baker Hughes.

The forward-looking information for Halliburton and Baker Hughes were each prepared on the assumption, among others, that revenue and operating margins for each company for 2014-2016 would be in accordance with consensus estimates published by independent research analysts and that growth in revenue and changes in operating margins for 2017-2019 would be in accordance with internally prepared assumed rates.

The assumptions and estimates underlying forward-looking information for Halliburton and Baker Hughes are inherently uncertain and, though considered reasonable by Halliburton’s management as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained therein, including, among others, the following: the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the degree to which Halliburton’s operating efficiencies are applied to Baker Hughes products and services; changes in the demand for or price of oil and/or natural gas; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; impairment of oil and natural gas properties; and structural changes in the oil and natural gas industry, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41 of this joint proxy statement/prospectus, “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus, and Part I, Item IA in Halliburton’s 2013 Annual Report on Form 10-K. The Halliburton Synergies, the Halliburton Projections and the Halliburton Projections for Baker Hughes also reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that the forward-looking results are indicative of the future performance of Halliburton or Baker Hughes or that actual results will not differ materially from those presented in the Halliburton Estimated Synergies, the Halliburton Projections or the Halliburton Projections for Baker Hughes. Inclusion of the Halliburton Estimated Synergies, the Halliburton Projections and the Halliburton Projections for Baker Hughes in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forward-looking financial information will be achieved.

Halliburton does not intend to update or otherwise revise the forward-looking financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Halliburton does not intend to update or revise the forward-looking financial information in this joint proxy statement/prospectus to reflect changes in general economic or industry conditions.

The information concerning forward-looking financial information provided by Halliburton is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the stock issuance or to acquire securities of Halliburton.

Baker Hughes Forward-Looking Financial Information

Baker Hughes does not as a matter of course make public projections as to future earnings or other results of operations other than providing estimates for certain financial items on a near-term basis on its regular earnings calls. However, for internal purposes and in connection with the process leading to the merger agreement, the management of Baker Hughes prepared certain projections of future financial and operating performance of each of Baker Hughes and Halliburton for the years 2014 through 2019. Baker Hughes prepared its Halliburton projections based on publicly available information. These projections are included in this joint proxy statement/prospectus because Baker Hughes provided such projections to its financial advisor, Goldman Sachs, in connection with the merger. Baker Hughes discussed these projections with the Baker Hughes Board in connection with Goldman Sachs’ presentations during the special meetings of the Baker Hughes Board held on November 8, 2014 and November 16, 2014, and these projections are referred to as the Baker Hughes Projections and the Baker Hughes Projections for Halliburton. The following prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. In the view of Baker Hughes’s management, the information was prepared on a reasonable basis and reflected the best then currently available estimates and judgments at the time of its preparation, and presented at the time of its preparation, to the best of Baker Hughes management’s knowledge and belief, reasonable projections of the future financial performance of Baker Hughes and Halliburton. However, these projections have not been updated, are not fact and should not be relied upon as being indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to rely on this forward-looking financial information.

Neither Baker Hughes’s nor Halliburton’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

The following tables present a summary of the Baker Hughes Projections and the Baker Hughes Projections for Halliburton.

	Baker Hughes Incorporated (In millions)
	Year Ended December 31,
	2014E	2015E	2016E	2017E	2018E	2019E
Revenue	$24,427	$24,628	$25,646	$26,985	$28,334	$29,751
Net Income	$1,770	$1,907	$2,176	$2,431	$2,683	$2,954
EBITDA (1)	$4,763	$4,956	$5,360	$5,732	$6,121	$6,529

	Halliburton Company (In millions)
	Year Ended December 31,
	2014E	2015E	2016E	2017E	2018E	2019E
Revenue	$33,090	$34,120	$35,510	$37,257	$39,687	$42,275
Net Income	$3,363	$3,521	$3,841	$4,183	$4,522	$4,884
EBITDA (1)	$7,151	$7,652	$8,247	$8,684	$9,237	$9,824

Baker Hughes also prepared, for illustrative purposes only, certain additional projections of future financial and operating performance of Baker Hughes for the years 2014 through 2019, which are shown below. These projections are included in this joint proxy statement/prospectus because Baker Hughes provided such projections to its financial advisor, Goldman Sachs, in connection with the merger. Baker Hughes discussed these projections with the Baker Hughes Board in connection with Goldman Sachs’ presentation during the special meeting of the Baker Hughes Board held on November 8, 2014. However, Baker Hughes management instructed Goldman Sachs to use the Baker Hughes Projections above, and not the additional projections below, because Baker Hughes management believed that the Baker Hughes Projections above represent their best current estimate of the future financial performance of Baker Hughes.

	Baker Hughes Incorporated (In millions)
	Year Ended December 31,
	2014E	2015E	2016E	2017E	2018E	2019E
Revenue	$24,427	$25,839	$27,265	$29,115	$30,565	$32,097
Net Income	$1,770	$2,203	$2,633	$2,932	$3,210	$3,506
EBITDA(1)	$4,763	$5,448	$6,131	$6,709	$7,128	$7,568

(1) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure, as it excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. EBITDA was used by management to provide additional information in order to provide them with an alternative method for assessing Baker Hughes’s and Halliburton’s financial condition and operating results. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

Baker Hughes also prepared and approved for its financial advisor’s use certain operating synergies projected by the management of Baker Hughes to result from the transaction contemplated by the merger agreement. These synergies were projected to be $400 million in 2015, $1,200 million in 2016 and $1,600 million in 2017 and thereafter.

The estimates and assumptions underlying the forward-looking financial information are inherently uncertain and, though considered reasonable by the management of Baker Hughes as of the date of its preparation, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking financial information, including, among other things, the following: the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the degree to which Halliburton’s operating efficiencies are applied to Baker Hughes products and services; changes in the demand for or price of oil and/or natural gas; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; impairment of oil and natural gas properties; and structural changes in the oil and natural gas industry, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41 of this joint proxy statement/prospectus, “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus and Part I, Item 1A in the Baker Hughes’s 2013 Annual Report on Form 10-K. Accordingly, there can be no assurance that the forward-looking results are indicative of the future performance of Baker Hughes or Halliburton, or that actual results will not differ materially from those presented in the forward-looking financial information. Inclusion of the forward-looking financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forward-looking financial information will be achieved.

Baker Hughes does not intend to update or otherwise revise the forward-looking financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Baker Hughes does not intend to update or revise the forward-looking financial information to reflect changes in general economic or industry conditions.

The information concerning forward-looking financial information provided by Baker Hughes is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the merger agreement.

Accounting Treatment

The acquisition of Baker Hughes common stock by Halliburton in the merger will be accounted for in accordance with the acquisition method of accounting and the regulations of the SEC. This means that the assets and liabilities of Baker Hughes will be recorded, as of the completion of the merger, at their fair values and consolidated with those of Halliburton. This will result in recording an amount for goodwill, which represents the excess of the purchase price over the fair value of the identifiable net assets of Baker Hughes. Financial statements of Halliburton issued after the merger will reflect only the operations of Baker Hughes’s business after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Baker Hughes.

All unaudited pro forma combined financial information contained in this joint proxy statement/prospectus was prepared using the acquisition method of accounting for business combinations. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of the assets and liabilities of Baker Hughes’s business. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Baker Hughes’s business as compared to the unaudited pro forma combined financial information included in this joint proxy statement/prospectus will have the effect of increasing the amount of recorded goodwill. An increase or decrease in the share price of Halliburton would have the effect of increasing or decreasing goodwill, as the case may be. The goodwill amount will not be affected by a change in the Baker Hughes share price.

Material United States Federal Income Tax Consequences of the Transaction

The following discussion, subject to the limitations and qualifications described herein, constitutes the opinion of Baker Botts L.L.P. and Davis Polk & Wardwell LLP as to the material United States federal income tax consequences of the merger applicable to United States holders (as defined below) of Baker Hughes common stock that receive Halliburton common stock and cash in the transaction, to the extent such discussion sets forth statements of United States federal income tax law or legal conclusions with respect thereto. Baker Botts L.L.P. and Davis Polk & Wardwell LLP have advised Halliburton and Baker Hughes, respectively, that the transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that each of Halliburton and Baker Hughes will be “a party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

The tax opinions of Baker Botts L.L.P. and Davis Polk & Wardwell LLP are based, in part, on representations, in form and substance reasonably acceptable to Baker Botts L.L.P. and Davis Polk & Wardwell LLP, made by Halliburton and Baker Hughes with respect to factual matters related to the requirements of the tax law relevant to rendering the preceding opinions, and on customary factual assumptions set forth in their opinions attached as Exhibits 8.1 and 8.2 to the registration statement of which this joint proxy statement/prospectus forms a part, all of which must be consistent with the state of facts existing as of the effective time of the merger. It is a condition to the obligations of Halliburton and Baker Hughes to complete the merger that each shall have received confirmation, dated as of the closing date of the merger, of the opinion of its respective tax counsel contained in this paragraph, which opinion similarly will be based on certain factual representations and assumptions. If any of the factual representations or assumptions on which the opinions described above are based are inaccurate as of the effective time of the merger, the tax consequences to United States holders could differ materially from those described below. Although the merger agreement allows Halliburton and Baker Hughes to waive the opinion requirements as a condition to closing, neither Halliburton nor Baker Hughes currently anticipates doing so. If either Halliburton or Baker Hughes does waive these conditions, you will be informed of this decision prior to being asked to vote on the transaction.

The above-described opinions of counsel represent the best legal judgment of counsel to Halliburton and counsel to Baker Hughes. These opinions and the discussion set forth herein are not binding on the Internal Revenue Service or any court. No ruling will be sought from the Internal Revenue Service with respect to the tax consequences of the transaction and no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The following discussion is based upon the Internal Revenue Code, United States Treasury regulations, judicial authorities, published positions of the Internal Revenue Service, and other applicable authorities, all as currently in effect on the date of this joint proxy statement/prospectus and all of which are subject to differing interpretations and change (possibly with retroactive effect). Any such change could render the conclusions stated herein invalid. This discussion is limited to holders that hold their shares of Baker Hughes common stock as capital assets for United States federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular Baker Hughes stockholder or to Baker Hughes stockholders that are subject to special treatment under United States federal income tax laws including, but not limited to, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, partnerships or other pass-through entities, broker-dealers, traders in securities who elect the mark to market method of accounting for their securities, Baker Hughes stockholders that hold their shares of Baker Hughes common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction, Baker Hughes stockholders who acquired their shares of Baker Hughes common stock pursuant to the exercise of employee stock options or otherwise in connection with the performance of services, United States expatriates, Baker Hughes stockholders who have a functional currency other than the United States dollar, Baker Hughes stockholders liable for the alternative minimum tax and Baker Hughes stockholders who exercise appraisal rights. This discussion also does not address the tax consequences to Baker Hughes, or to Baker Hughes stockholders that own 5% or more of Baker Hughes common stock or that are affiliates of Baker Hughes. In addition, this discussion does not address other United States federal taxes (such as gift or estate taxes or alternative minimum taxes), the tax consequences of the transaction under state, local or foreign tax laws, certain tax reporting requirements that may be applicable with respect to the transaction or the Medicare tax on “net investment income.”

For purposes of this discussion, the term “United States holder” means a beneficial owner of Baker Hughes common stock that is (i) a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source and (iv) a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (A) a U.S. court can exercise primary supervision over the trust’s administration and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. A “non-United States holder” is a holder of shares of Baker Hughes common stock other than a United States holder or an entity or arrangement treated as a partnership for United States federal income tax purposes.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a Baker Hughes stockholder, the United States federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Baker Hughes common stock should consult its tax advisors with respect to the tax consequences of the transaction.

Baker Hughes stockholders are urged to consult their tax advisors as to the particular United States federal income tax consequences of the transaction to them, as well as any tax consequences arising under any state, local and non-United States tax laws or any other United States federal tax laws.

Based on and subject to the foregoing, the following material United States federal income tax consequences will result from the transaction:

•	A United States holder generally will recognize gain (but not loss), determined separately for each identifiable block of shares of Baker Hughes common stock (generally, Baker Hughes common stock acquired at the same cost in a single transaction) that is exchanged in the transaction, in an amount equal to the lesser of (i) the amount of cash received in the transaction with respect to such block, excluding any cash received in lieu of a fractional share of Halliburton common stock (which is discussed below), and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair market value of the Halliburton common stock received in the transaction with respect to such block over (b) the United States holder’s tax basis in its shares of Baker Hughes common stock in such block. Any gain recognized generally will be capital gain, and will be long-term capital gain if, as of the date of the merger, the shares of Baker Hughes common stock exchanged in the transaction were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Internal Revenue Code, in which case such gain will be treated as a dividend to the extent of such United States holder’s ratable share of the undistributed earnings and profits as determined for U.S. federal income tax purposes. United States holders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Baker Hughes common stock will be treated as a dividend.

•	A United States holder generally will have an aggregate tax basis in the shares of Halliburton common stock received in the transaction (including any fractional share of Halliburton common stock deemed received and redeemed for cash, as discussed below) equal to the United States holder’s aggregate tax basis in its shares of Baker Hughes common stock exchanged in the transaction, reduced by the amount of cash received in the transaction (other than cash received in lieu of a fractional share of Halliburton common stock) and increased by the amount of gain recognized by the United States holder (including, but not limited to, any portion of such gain that is treated as a dividend, but excluding any gain recognized with respect to cash received in lieu of a fractional share of Halliburton common stock) in the transaction.

•	The holding period of the shares of Halliburton common stock received by a United States holder in the transaction (including any fractional share of Halliburton common stock deemed received and redeemed for cash, as discussed below) will include the holding period of the shares of Baker Hughes common stock exchanged in the transaction.

•	Cash received by a United States holder in lieu of a fractional share of Halliburton common stock in the transaction will be treated as if such fractional share had been issued in the transaction and then redeemed by Halliburton. Subject to the discussion above regarding possible dividend treatment, a United States holder generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above). Any gain or loss recognized generally will be long-term capital gain or loss if, as of the date of the merger, the shares of Baker Hughes common stock exchanged in the transaction were held for more than one year. The deductibility of capital losses is subject to limitations.

•

Subject to the discussion above regarding possible dividend treatment, a non-United States holder generally will not be subject to United States federal income tax on gain, if any, realized on the exchange of shares of Baker Hughes in the transaction, unless (A) such gain is effectively connected with the conduct by the non-United States holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment or fixed place of business maintained by the non-United States holder in the United States); or (B) in the case of a non-United States holder that is an individual, such individual is present in the United States for 183 days or more during the taxable year in which the gain is recognized and certain other conditions are met.

United States and non-United States holders are urged to consult their tax advisors with respect to the determination of gain recognized on the exchange of their shares of Baker Hughes common stock (as well as their basis in the shares of Halliburton common stock received in the transaction), taking into account their particular circumstances.

Cash payments received by a United States holder or non-United States holder pursuant to the transaction may be subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the United States holder, non-United States holder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional United States federal income tax. Rather, any amounts withheld may be credited against the United States holder’s or non-United States holder’s United States federal income tax liability, and if backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the Internal Revenue Service.

The tax consequences of the transaction to a particular Baker Hughes stockholder will depend on the stockholder’s individual circumstances. Baker Hughes stockholders are strongly encouraged to consult their tax advisors regarding the specific tax consequences of the transaction to them, including tax return reporting requirements and the applicability of federal, state, local and non-United States tax laws.

Regulatory Matters Relating to the Merger

General

Under the terms of the merger agreement, the merger cannot be completed until the waiting period applicable to the consummation of the merger under the HSR Act has expired or been terminated and all other specified required approvals have been obtained or any applicable waiting period thereunder has expired or been terminated.

Under the HSR Act and the rules promulgated thereunder by the FTC, the merger cannot be completed until each of Halliburton and Baker Hughes has filed a notification and report form with the FTC and the Antitrust Division of the DOJ under the HSR Act and the applicable waiting period has expired or been terminated. Each of Halliburton and Baker Hughes filed an initial notification and report form on December 8, 2014. Halliburton withdrew its filing on January 7, 2015 and refiled on January 9, 2015 in order to provide the FTC and the DOJ with an additional 30-day period to review the filings. On February 9, 2015, the DOJ issued a Second Request. The parties also have been informed that the DOJ will conduct the merger review.

At any time before or after consummation of the merger, notwithstanding the termination of the waiting period under the HSR Act, the Antitrust Division of the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Halliburton or Baker Hughes. At any time before or after the completion of the merger, and notwithstanding the termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Halliburton or Baker Hughes. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

The merger agreement provides that the merger is also subject to approval by governmental authorities in other jurisdictions under the antitrust/competition laws of those jurisdictions. Under the merger agreement the parties’ obligations to complete the merger are conditioned on the receipt or making, as the case may be, of all antitrust/competition law approvals or filings required by the laws of the European Union, Australia, Brazil, Canada, China, India, Kazakhstan, Mexico, Russia and Saudi Arabia, to the extent filings are required in any or all of these jurisdictions.

There can be no assurance that all of the regulatory approvals described above will be sought or obtained and, if obtained, there can be no assurance as to the timing of any approvals, the ability of Halliburton or Baker Hughes to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. There can also be no assurance that the DOJ, the FTC or any other governmental entity or any private party will not attempt to challenge the merger on antitrust grounds and, if such a challenge is made, there can be no assurance as to its result.

Under the terms of the merger agreement, each of Halliburton and Baker Hughes has agreed to cooperate and use its reasonable best efforts to take or cause to be taken all actions that are necessary, proper or advisable to consummate and make effective the merger and the other transactions contemplated by the merger agreement as promptly as practicable, including:

•	use its reasonable best efforts to satisfy the conditions to closing;

•	use its reasonable best efforts to obtain all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	use its reasonable best efforts to obtain all necessary consents, approvals or waivers from third parties;

•	use its reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated thereby;

•	make its respective required filings (and filings considered by Halliburton to be advisable after consulting with, and considering in good faith the views of, Baker Hughes) under the HSR Act, the EC Merger Regulation and any other regulatory laws, and thereafter to promptly make any other required submissions under the HSR Act or other such laws;

•	use its reasonable best efforts to respond to and comply promptly with and expeditiously achieve substantial compliance with any request for information regarding the merger or any such filings for any governmental entity charged with enforcing, applying, administering, or investigating any regulatory law;

•	promptly notify the other party of any communication concerning the merger from any governmental entity (subject to appropriate confidentiality agreements);

•	use its reasonable best efforts to cooperate with the other party to determine the required regulatory filings and timely make such filings;

•	consult with the other party before agreeing to participate in a meeting with any governmental entity relating to any filings or investigations concerning the merger agreement and invite the other party to attend such meetings (subject to appropriate confidentiality agreements);

•	promptly furnish the other party with drafts of any submission to a governmental entity and provide any necessary information and reasonable assistance as may be requested in connection with the preparation of necessary filings (subject to appropriate confidentiality agreements); and

•	deliver to the other party’s outside counsel complete copies of all documents provided to any governmental entity as part of any filing (subject to appropriate confidentiality agreements).

Halliburton has agreed to take any action, including with respect to any request that assets, businesses or product lines be divested or held separate or subject to conduct remedies, limitations or other actions, as may be necessary to resolve such objections, if any, that the FTC, the DOJ, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, may assert in connection with obtaining antitrust clearance for the merger so as to enable the closing of the merger to occur as soon as reasonably possible (and in any event no later than the outside date). Halliburton, however, is not required (although it could so choose) to divest or hold separate, or agree to any conduct remedy or similar antitrust action regarding, any assets, businesses or product lines if such assets, businesses or product lines accounted for, in the aggregate, more than the detriment limit. If reaching agreement with the antitrust authorities would require Halliburton to divest or take other action regarding assets, businesses or product lines in excess of $7.5 billion of 2013 revenue, Halliburton has the option to either divest or take other action with respect to the larger amount or continue to attempt to obtain approval of the antitrust authorities until the outside date. In addition, Halliburton would be required to pay Baker Hughes an antitrust termination fee of $3.5 billion if the merger agreement is terminated because:

•	there is an antitrust-related order or injunction that prevents the closing and that has become final and nonappealable;

•	Halliburton materially breaches its antitrust-related covenants which breach results in the antitrust closing condition being incapable of being satisfied; or

•	the merger is not completed by the outside date and as of such termination the failure to obtain an antitrust approval or an antitrust-related order or injunction prevents closing but all other conditions to Halliburton’s obligation to close have been satisfied (other than any such conditions which by their nature cannot be satisfied until the closing date but subject to such conditions being capable of being satisfied if the closing date were the date of termination).

Halliburton is entitled to direct the defense to any antitrust investigation or litigation, but must consult with and consider in good faith the view of Baker Hughes. Halliburton has the right to litigate or appeal any proposed antitrust remedial action. However, if such proceedings conclude prior to the outside date with an order restricting the merger or if no order has been issued in such proceedings prior to the outside date, then Halliburton must take such actions as are necessary to achieve antitrust approval prior to the outside date, except that Halliburton is not required to take any action that would exceed the detriment limit. Baker Hughes is required to take any actions requested by Halliburton to obtain any required Regulatory Clearances but Baker Hughes is not required to agree to any divestiture or other remedy unless conditioned on the merger closing.

Each of Halliburton and Baker Hughes currently intends to submit the merger proposals to its respective stockholders at a special meeting as noted above in “Information About the Halliburton Special Meeting and Vote” beginning on page 44 and “Information About the Baker Hughes Special Meeting and Vote” beginning on page 48. It is possible that a governmental agency will not have approved the merger by the date of such special meetings, which could delay or prevent completion of the merger for a significant period of time after Halliburton stockholders and Baker Hughes stockholders have approved the proposals relating to the merger. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty surrounding the transaction. In addition, it is possible that, among other things, a governmental agency could condition its approval of the merger upon Halliburton and Baker Hughes entering into an agreement to divest a portion of their combined businesses or assets, or could restrict the operations of the combined businesses in accordance with specified business conduct rules. See “Risk Factors” beginning on page 32. A governmental agency also could impose significant additional costs on the business of the combined company. Acceptance of any such conditions could diminish the benefits of the merger to the combined company and result in additional costs, loss of revenue or other effects. Alternatively, rejection of such conditions could result in Halliburton and Baker Hughes litigating with a governmental entity, which could delay the merger or cause the merger to be abandoned.

No additional stockholder approval is expected to be required for any decision by Halliburton or Baker Hughes after the special meetings are held relating to any divestitures or other terms and conditions necessary to resolve any regulatory objections to the merger and, possibly, to proceed with consummation of the merger.

As more fully described in “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” beginning on page 147, the merger agreement may be terminated by Halliburton or Baker Hughes if the merger is not consummated on or before the outside date (initially October 30, 2015 but subject to extension as described in such section), and the party seeking to terminate the merger agreement has not breached its obligations under the merger agreement in a manner that proximately caused the failure of the merger to be completed on or before the outside date, except that if the only mutual closing conditions under the merger agreement that have not been satisfied by such date are those relating to approvals under antitrust and competition laws and/or absence of injunctions under such laws, either Halliburton or Baker Hughes may unilaterally extend the outside date on one or more occasions until no later than April 30, 2016.

Appraisal Rights

Halliburton stockholders are not entitled to appraisal rights in connection with the merger. See “Information About the Halliburton Special Meeting and Vote—Appraisal Rights” beginning on page 45 for more detail.

Under Delaware law, Baker Hughes stockholders have appraisal rights in connection with the merger. Therefore, a stockholder of Baker Hughes may elect to be paid cash for the fair value of such stockholder’s shares as determined by the Delaware Court of Chancery and in accordance with the procedures set forth in Section 262 of the DGCL. See “Appraisal Rights of Baker Hughes Stockholders” beginning on page 169 for more detail.

Federal Securities Laws Consequences; Stock Transfer Restrictions

The shares of Halliburton common stock to be issued in connection with the merger will be freely transferable under the Securities Act and the Exchange Act except for shares issued to any stockholder who may be deemed to be an “affiliate” of Halliburton for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or under the common control with Halliburton and may include the executive officers, directors and significant stockholders of Halliburton. This joint proxy statement/prospectus does not cover resales of Halliburton common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Stock Exchange Listing; Delisting and Deregistration of Baker Hughes’s Common Stock; Shares to be Issued in the Merger

It is a condition to the merger that the shares of Halliburton common stock issuable pursuant to the merger be approved for listing on the NYSE, subject to official notice of issuance. Shares of Halliburton common stock will continue to be traded on the NYSE under the symbol “HAL” immediately following the completion of the merger. When the merger is completed, Baker Hughes common stock will cease to be listed on the NYSE and the SIX Swiss Exchange and its shares will be deregistered under the Exchange Act.

Based on the exchange ratio contemplated by the merger agreement and the number of shares of Baker Hughes common stock and Baker Hughes equity-based awards as of February 12, 2015, a total of approximately 490 million shares of Halliburton common stock will be issued in the merger for the outstanding shares of Baker Hughes, which will represent approximately 37% of the total Halliburton common stock outstanding immediately following the merger.

After the merger, Halliburton stockholders will continue to own their existing shares of Halliburton common stock. Accordingly, Halliburton stockholders will hold the same number of shares of Halliburton common stock that they held immediately prior to the merger. However, because Halliburton will be issuing new shares of Halliburton common stock to Baker Hughes stockholders in the merger, each outstanding share of Halliburton common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Halliburton common stock outstanding after the merger. It is expected that Halliburton stockholders before the merger will hold approximately 63% of the total Halliburton common stock outstanding immediately following completion of the merger.

Litigation Relating to the Merger

Following the announcement of the merger, six putative class action complaints challenging the merger were filed on behalf of purported Baker Hughes stockholders in the Court of Chancery of the State of Delaware. The complaints are captioned: Gary R. Molenda v. Baker Hughes, Inc., et al., Case No. 10390-CB; Booth Family Trust v. Baker Hughes, Inc., et al., Case No. 10404-CB; New Jersey Building Laborers Annuity Fund v. Baker Hughes, Inc., et al., Case No. 10413-CB; Iron Workers Mid-South Persion Fund v. Baker Hughes, Inc., et al., Case No. 10448-CB; James Rice v. Baker Hughes, Inc., et al., Case No. 10414-CB; and Annette Shipp v. Martin S. Craighead, et al., Case No. 10501-CB. On January 23, 2015, the Court of Chancery consolidated the Delaware actions under the caption In re Baker Hughes Inc. Stockholders Litigation, Consolidated C.A. No. 10390-CB. Pursuant to the Court’s consolidation order, plaintiffs filed a consolidated complaint on February 4, 2015 (the “Consolidated Complaint”). A seventh putative class action challenging the merger was filed on behalf of purported Baker Hughes stockholders in the U.S. District Court for the Southern District of Texas. The complaint is captioned Marc Rovner v. Baker Hughes Inc., et al., Cause No. 4:14-cv-03416.

These complaints name as defendants Baker Hughes, the members of the Baker Hughes Board, Halliburton and Merger Sub. The complaints assert that the members of the Baker Hughes Board breached their fiduciary duties to Baker Hughes stockholders during the merger negotiations and by entering into the merger agreement and approving the merger, and that Baker Hughes, Halliburton and Merger Sub aided and abetted such breaches of fiduciary duties. The complaints allege, among other things, that the merger consideration undervalues Baker Hughes, that the process leading up to the merger was flawed, that the directors engaged in self-dealing and that certain provisions of the merger agreement improperly favor Halliburton and Merger Sub and preclude or impede third parties from submitting potentially superior proposals and that the Form S-4 fails to disclose material information or includes misleading disclosures concerning the proposed merger. The complaints seek, among other relief, injunctive relief enjoining the merger, rescission of the merger agreement, a directive to Baker Hughes directors to execute their fiduciary duties and obtain a transaction in the best interest of stockholders, a directive to defendants to account for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties, compensation for certain unspecified damages and reimbursement of costs.

Defendants filed motions to dismiss, or in the alternative, to stay the Texas action on February 13, 2015, and plaintiff is expected to file a response on March 6, 2015.

The defendants believe that the claims asserted against them in the lawsuits are without merit.

ADDITIONAL INTERESTS OF BAKER HUGHES’S

DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Baker Hughes Board with respect to the merger, Baker Hughes stockholders should be aware that executive officers and non-employee directors of Baker Hughes have certain interests in the merger that may be different from, or in addition to, the interests of Baker Hughes stockholders generally. These interests include the following:

Leadership of the Combined Company

As of the effective time of the merger, the board of directors of the combined company will be composed of the members of the Halliburton Board (currently thirteen members) and three Baker Hughes designees, selected by mutual agreement between the companies and who must be independent with respect to Halliburton. A transition team comprised of senior executives from both companies is leading the integration. At the first annual meeting of Halliburton following the closing of the merger, Halliburton will nominate each of the three Baker Hughes designees and use its reasonable efforts to cause each of them to be elected to the Halliburton Board.

The thirteen current directors of Halliburton are Alan M. Bennett, James R. Boyd, Milton Carroll, Nance K. Dicciani, Murry S. Gerber, José C. Grubisich, Abdallah S. Jum’ah, Abdulaziz Fahd Al Kayyal, David J. Lesar, Robert A. Malone, J. Landis Martin, Jeffrey A. Miller and Debra L. Reed. As of the date of this joint proxy statement/prospectus, the three Baker Hughes designees have not been identified.

David J. Lesar will continue to serve as Halliburton’s Chairman and Chief Executive Officer of Halliburton.

Stock Options and Other Equity and Long-Term Incentive Awards

If the merger is consummated, any then outstanding equity and long-term incentive awards (including stock options, restricted stock awards, restricted stock unit awards and performance unit awards) granted by Baker Hughes to non-employee directors and executive officers would be treated as discussed below under “The Merger Agreement—Treatment of Baker Hughes Equity Incentive Awards.”

Non-Employee Directors

For illustrative purposes, the table below sets forth the estimated values of the accelerated vesting of the non-employee directors’ stock options and restricted stock units if the effective time of the merger had occurred on December 31, 2014. The values were calculated by assuming a price per share of Baker Hughes common stock of $64.40, which equals the average closing price of a share over the five business day period following the first public announcement of the merger.

Director	Equity Award Acceleration ($)
J. Larry Nichols	227,263
Larry D. Brady	227,263
Gregory D. Brenneman	92,255
Clarence P. Cazalot, Jr.	227,263
William H. Easter III	92,255
Lynn L. Elsenhans	225,653
Anthony G. Fernandes	227,263
Claire W. Gargalli	227,263
Pierre H. Jungels	227,263
James A. Lash	227,263
James W. Stewart	227,263
Charles L. Watson	227,263

Executive Officers

The vesting of the equity awards granted prior to the date of the merger agreement and held by the executive officers at the effective time of the merger would accelerate immediately at the effective time of the merger. For the estimated values of such “single trigger” accelerated vesting, see the “Equity” column of the table below under “—Golden Parachute Compensation.”

The vesting of the equity awards granted after the date of the merger agreement and held by the executive officers at the effective time of the merger would accelerate on a termination of employment by Baker Hughes (or its successor) without “cause” or by the executive officer for “good reason” during the 12-month period following the effective time of the merger. For the estimated values of such “double trigger” accelerated vesting, see footnote 2 to the table below under “—Golden Parachute Compensation.”

Deferred Compensation—“Single Trigger” Vesting

If the merger is consummated, certain executive officers would be entitled to accelerated vesting of their nonqualified deferred compensation benefits under Baker Hughes’s Supplemental Retirement Plan (the “SRP”) at the effective time of the merger. For the estimated values of such accelerated vesting, see the “Pension/NQDC” column of the table below under “—Golden Parachute Compensation.”

Annual Bonuses—“Single Trigger” Payment

Under the terms of Baker Hughes’s Annual Incentive Compensation Plan, for the calendar year in which the merger is consummated, the executive officers would be entitled to their applicable annual award opportunities based on target levels of performance, prorated for the period of time during that year through the effective time of the merger. For the estimated amounts of such prorated awards, see footnote 1 to the table below under “—Golden Parachute Compensation.”

Severance Arrangements

Each of Baker Hughes’s current executive officers (other than Andrew C. Esparza) either has an individual change in control severance agreement or participates in the Baker Hughes Change in Control Severance Plan. Messrs. Martin S. Craighead, Alan R. Crain, Belgacem Chariag, Derek Mathieson, Mario Ruscev, Arthur L. Soucy and Richard Williams and Mme. Kimberly Ross have individual change in control severance agreements, and Messrs. Alan J. Keifer, Dmitry Kuzovenkov, William D. Marsh, Jay G. Martin, Khaled Nouh and Richard Ward and Mmes. Archana Deskus and Angela Durkin participate in the Change in Control Severance Plan. Mr. Esparza participates in the Baker Hughes Executive Severance Plan (as modified by his offer letter agreement) and the Baker Hughes Annual Incentive Compensation Plan.

These severance arrangements are intended to provide for continuity of management in the event of a change in control and have been in effect for several years (or, in some cases, since the inceptions of the employment or promotions of the executive officers). The Change in Control Severance Plan and the individual change in control agreements have automatic renewal features under which the arrangements are automatically renewed for successive two-year periods unless Baker Hughes gives 18 months’ advance notice of non-renewal. As Baker Hughes has not given any such notice of non-renewal, if the merger is consummated, the terms of the severance arrangements would expire on the second anniversary of the effective time of the merger. The Executive Severance Plan and the Annual Incentive Compensation Plan may be terminated effective as of any time prior to a participant’s qualifying termination. A change in control would occur under these severance arrangements at the effective time of the merger.

These severance arrangements provide for the payments and benefits summarized below in this section and quantified below under “—Golden Parachute Compensation.” Such payments and benefits are in addition to the

“double trigger” vesting of the equity awards granted to the executive officers after the date of the merger agreement, as described above under “Stock Options and Other Equity and Long-Term Incentive Awards—Executive Officers”.

Executive Officers Other than Mr. Esparza

Under the Change in Control Severance Plan and the individual change in control agreements, each executive officer (other than Mr. Esparza) whose employment is terminated by Baker Hughes (or its successor) without “cause” or by the executive officer for “good reason” (see below for the definitions of “cause” and “good reason”), in either case within two years following, or prior to and in connection with, a change in control, is entitled to the payments and benefits described below.

•	Severance. A lump sum cash severance payment in an aggregate amount equal to the sum of the following amounts:

•	For each executive officer, an amount equal to the “applicable multiple” (either three or two, as specified under the arrangement—see below) times the executive officer’s annual base salary in effect immediately prior to (i) the first event or circumstance constituting “good reason”, if applicable, (ii) the effective time of the merger or (iii) such termination of employment, whichever is greatest (the “highest base salary”);

•	An amount determined based on the executive officer’s base salary or bonus, as follows:

•	If the executive officer has an individual agreement, such amount equals the applicable multiple times the greater of the executive officer’s (i) highest base salary multiplied by the applicable percentage specified in his or her individual agreement (the applicable percentage is 120% for Messrs. Craighead, Crain, Mathieson, Soucy and Williams; 100% for Ms. Ross; 80% for Mr. Chariag; and 60% for Mr. Ruscev) or (ii) (other than for Mr. Chariag) “highest bonus amount” (defined as the average of the three highest bonus amounts received by the executive officer for each of the five fiscal years immediately preceding such termination of employment); or

•	If the executive officer participates in the Change in Control Severance Plan, such amount equals the executive officer’s target bonus opportunity for the year in which such termination of employment occurs multiplied by the applicable multiple;

•	An amount equal to the undiscounted value of the employer-provided benefits that the executive officer would have received had he or she continued to participate in Baker Hughes’s broad-based U.S. retirement programs, the Thrift Plan and the Pension Plan, and Baker Hughes’s supplemental retirement program designed to supplement the broad-based U.S. retirement programs, the SRP, for an additional three years (if the executive officer’s applicable multiple is three) or two years (if the executive officer’s applicable multiple is two), deeming for this purpose that:

•	the executive officer would have continued to be paid his or her highest base salary and highest bonus amount during such three-year or two-year period; and

•	the executive officer’s contributions to and accruals under such plans remained at the levels in effect as of the effective time of the merger or such termination of employment, whichever is greater;

•	An amount equal to the sum of (i) the cost of the executive officer’s perquisites in effect prior to such termination of employment for the remainder of the calendar year of such termination and (ii) the cost of the executive officer’s perquisites in effect prior to such termination of employment for an additional three years (if the executive officer’s applicable multiple is three) or two years (if the executive officer’s applicable multiple is two) following such termination of employment;

•	An amount equal to 36 (if the executive officer’s applicable multiple is three) or 24 (if the executive officer’s applicable multiple is two) multiplied by the monthly basic life insurance premium applicable to the executive officer’s basic life insurance coverage on the date of such termination of employment;

•	$30,000 (if the executive officer’s applicable multiple is three) or $20,000 (if the executive officer’s applicable multiple is two) to help defray the executive officer’s potential expenses for outplacement services; and

•	An amount (other than for Mr. Chariag) equal to the interest that would be earned on any of the foregoing payments that are subject to a six-month payment delay under Section 409A of the Internal Revenue Code, using the six-month London Interbank Offered Rate plus two percentage points.

The “applicable multiple” for Messrs. Craighead, Crain, Chariag, Mathieson, Nouh, Ruscev, Soucy and Williams and Mmes. Ross, Deskus and Durkin is three, and the “applicable multiple” for Messrs. Keifer, Kuzovenkov, Marsh, Martin and Ward is two.

•	Prorated Bonus. A lump sum payment in respect of the prorated amount of the executive officer’s annual bonus for the year of termination, in an amount determined as follows:

•	If the executive officer (other than Mr. Chariag) has an individual agreement, the amount would equal the executive officer’s “highest bonus amount” (as defined above); and

•	For Mr. Chariag, or if the executive officer participates in the Change in Control Severance Plan, the amount would equal the executive officer’s target bonus opportunity for the year in which such termination of employment occurs.

In either case, the amount would be prorated based on the number of days that the executive was employed during the performance period (and the amount would be reduced by any payments received by the executive officer under the Annual Incentive Compensation Plan in connection with the merger if the termination occurs in the calendar year in which the effective time of the merger occurs).

•	Other Termination Benefits. The following additional benefits:

•	continuation of accident and health insurance benefits for three years (if the executive officer’s applicable multiple is three) or two years (if the executive officer’s applicable multiple is two) following such termination of employment at no greater cost to the executive officer than prior to termination; and

•	eligibility for Baker Hughes’s retiree medical program if the executive officer would have become entitled to participate in the program had he or she remained employed for an additional three years.

•	Excise Tax Reimbursement and Contingent Cutback.

•	For each executive officer other than Ms. Ross and Mr. Ruscev, reimbursement for the amount of any “golden parachute” excise tax imposed on the executive officer under Section 4999 of the Internal Revenue Code as a result of payments and benefits received in connection with the merger (including, for example, accelerated vesting of equity awards and the termination-related payments and benefits described above).

•	The change in control severance agreements with Ms. Ross and Mr. Ruscev provide for a “contingent cutback.” That is, the amount of the payments and benefits that each of these executive officers otherwise would receive in connection with the merger would be reduced to the extent necessary to avoid imposition of the “golden parachute” excise tax if such reduction would result in the executive officer retaining a greater amount of such payments and benefits on an after-tax basis had no reduction been made.

•	“Cause” and “Good Reason.” The severance arrangements define “cause” and “good reason” as follows:

•	“Cause” generally includes: (i) the willful and continued failure by the executive officer to substantially perform his or her duties or (ii) the willful engaging by the executive officer in conduct that is materially injurious to Baker Hughes (or its successor) or its affiliates.

•	“Good reason” generally includes: (i) the assignment to the executive officer of any duties or responsibilities which are substantially diminished from those in effect immediately prior to the change in control, or a material change in the executive officer’s reporting responsibilities, titles or offices as an executive as in effect immediately prior to the change in control; (ii) a reduction in the executive officer’s base salary; (iii) the relocation of the executive officer’s principal place of employment to a location more than 50 miles from the executive officer’s principal place of employment immediately prior to the change in control or requiring the executive officer to be based anywhere other than such principal place of employment; (iv) the failure of Baker Hughes (or its successor) to pay the executive officer any portion of his or her current compensation or to pay him or her any portion of an installment of deferred compensation within seven days of the date the payment is due; (v) the failure of Baker Hughes (or its successor) to continue in effect any compensation plan in which the executive officer participated immediately prior to the change in control that is material to his or her total compensation or the failure of Baker Hughes (or its successor) to continue an executive officer’s participation in such plans on a basis not materially less favorable than immediately prior to a change in control; or (vi) the failure of Baker Hughes (or its successor) to continue to provide the executive officer with benefits substantially similar to those enjoyed by him or her under any of its pension, savings, life insurance, medical, health and accident, or disability plans in which he or she was participating immediately prior to the change in control, or the taking of Baker Hughes (or its successor) of any action that would materially reduce any of such benefits or deprive the executive officer of any material fringe benefit or perquisite enjoyed by the executive officer, or the failure of Baker Hughes (or its successor) to provide the executive officer with the number of paid vacation days to which he or she is entitled.

Mr. Esparza

Under the Executive Severance Plan and his offer letter agreement, if Mr. Esparza incurs an “involuntary termination” (as defined in the plan) or if, within the one-year period following the effective time of the merger, his employment is terminated by Baker Hughes (or its successor) without “cause” or by him for “good reason” (as such terms are defined in his offer letter agreement), Mr. Esparza is entitled to severance in an amount equal to 18 months of base salary and outplacement services for 12 months (capped at $10,000).

Retention Awards

Under the merger agreement, Baker Hughes may grant non-ordinary course cash retention awards to certain employees, including certain executive officers (other than the named executive officers). The amount of the cash retention award that may be granted to any of these executive officers is capped at 150% of the executive officer’s base salary, and the aggregate amount of the cash retention awards that may be granted to all eligible employees (including these executive officers) is capped at $30 million. As of February 12, 2015, awards with an aggregate value of approximately $27.1 million had been granted to various employees, none of whom were executive officers.

Indemnification and Insurance

The merger agreement provides for the continuation of indemnification existing in favor of the current and former directors, officers and employees of Baker Hughes and its subsidiaries as provided in the organizational and governing documents of Baker Hughes and its subsidiaries or under indemnification agreements between such persons and Baker Hughes and its subsidiaries as in effect prior to date of the merger agreement for a period of not less than six years after the effective time of the merger, with such indemnification obligations being guaranteed by Halliburton. The merger agreement also contains certain obligations related to the purchase of directors’ and officers’ liability insurance and fiduciary liability insurance tail policies with respect to matters existing or occurring at or prior to the effective time of the merger for persons who are currently covered under Baker Hughes’s existing policies. These interests are described in detail below at “The Merger Agreement—Additional Agreements—Indemnification and Insurance.”

The Baker Hughes Board was aware of the interests described in this section and below under “—Golden Parachute Compensation” and considered them, among other matters, in approving the merger agreement and making its recommendation that the Baker Hughes stockholders adopt the merger agreement. See “The Proposed Merger—Recommendation of the Baker Hughes Board of Directors and its Reasons for the Merger.”

Golden Parachute Compensation

The table below sets forth for each of Baker Hughes’s six named executive officers estimates of the amounts of compensation that are based on or otherwise relate to the merger and that will or may become payable to the named executive officer either immediately at the effective time of the merger (i.e., on a “single trigger” basis) or on a qualifying termination of employment following, or prior to and in connection with, the merger (i.e., on a “double trigger” basis). Baker Hughes’s stockholders are being asked to approve, on a non-binding, advisory basis, such compensation for these named executive officers (see below under “—Baker Hughes Proposal to Approve Merger-Related Compensation of Named Executive Officers” beginning on page 126). Because the vote to approve such compensation is advisory only, it will not be binding on either Baker Hughes or Halliburton. Accordingly, if the merger agreement is adopted by Baker Hughes’s stockholders and the merger is completed, the compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described in the footnotes to the table and above under “Additional Interests of Baker Hughes’s Directors and Executive Officers in the Merger.”

The table also sets forth estimates of the amounts of such compensation for Baker Hughes’s 12 executive officers (other than the named executive officers). Baker Hughes’s stockholders are not being asked to approve such compensation for these individuals.

The estimates in the table assume that the merger had become effective on December 31, 2014 and that the employment of each of the executive officers had been terminated immediately after the effective time of the merger by Baker Hughes without “cause” or by the executive for “good reason” (see definitions above under “—Severance Arrangements—‘Cause’ and ‘Good Reason’”).

Name	Cash(1) ($)	Equity(2) ($)	Pension/ NQDC(3) ($)	Perquisites/ Benefits(4) ($)	Tax Reimburse- ment(5) ($)	Total ($)
Named Executive Officers
Martin S. Craighead, Chairman and Chief Executive Officer	14,108,132	8,106,990	0	70,632	6,983,331	29,269,085
Kimberly Ross, Senior Vice President, Chief Financial Officer(6)	5,320,132	2,318,400	0	40,609	0	7,679,141
Peter Ragauss, Former Senior Vice President, Chief Financial Officer(6)	0	0	0	0	0	0
Alan R. Crain, Senior Vice President, Chief Legal and Governance Officer	7,539,551	2,565,792	0	55,870	3,221,850	13,383,063
Belgacem Chariag, Vice President, Chief Integration Officer	5,911,569	4,362,007	0	51,413	2,979,679	13,304,668
Derek Mathieson, Vice President and Chief Strategy Officer	6,143,700	3,925,217	0	51,336	3,063,676	13,183,930

Other Executive Officers
Archana Deskus, Vice President and Chief Information Officer	2,921,923	1,612,041	45,741	40,340	0	4,620,045
Angela Durkin, Vice President, Health, Safety and Environment	1,436,736	297,512	0	37,070	680,414	2,451,732
Andrew C. Esparza, Chief Human Resources Officer(7)	0	0	0	0	0	0
Alan J. Keifer, Vice President, Controller and Chief Accounting Officer	1,708,468	369,045	0	26,812	0	2,104,325
Dmitry Kuzovenkov, President, Russia	1,893,911	2,109,676	0	7,799	918,169	4,929,555
William D. Marsh, Vice President and General Counsel	1,918,454	1,381,678	0	36,848	845,468	4,182,448
Jay G. Martin, Vice President, Chief Compliance Officer and Senior Deputy General Counsel	1,693,408	394,780	0	24,794	0	2,112,982
Khaled Nouh, President, Middle East and Asia Pacific Region	2,756,621	2,085,580	0	11,828	0	4,854,029
Mario Ruscev, Vice President and Chief Technology Officer	3,998,870	3,376,329	83,997	55,269	0	7,514,465
Arthur L. Soucy, President, Europe, Africa, and Russia Caspian Region	5,467,193	3,041,103	0	43,692	2,817,722	11,369,710
Richard Ward, President, Global Products and Services	2,219,419	1,109,566	0	35,437	936,386	4,300,808
Richard L. Williams, President, North America	5,186,835	1,408,040	0	40,534	2,494,097	9,129,506
(1)	The amounts in this column reflect the sum of (i) a lump sum payment in respect of the prorated target amount of the executive officer’s annual bonus for 2014, payable to the executive officer on a “single trigger” basis at the effective time of the merger (see above under “—Annual Bonuses—‘Single Trigger’ Payment”), (ii) a lump sum payment in an amount equal to the applicable prorated amount of the executive officer’s annual bonus for 2014, as reduced by the prorated target amount described in clause (i), payable to the executive officer on a “double trigger” basis on termination of employment by Baker Hughes without “cause” or by the executive for “good reason” following the effective time of the merger (see above under “—Severance Arrangements—Prorated Bonus”), (iii) the value of the prorated vesting of the executive officer’s cash-based performance units that accelerates on a “single trigger” basis at the effective time of the merger (see below under “The Merger Agreement—Treatment of Baker Hughes Equity Incentive Awards”), and (iv) the lump-sum severance payment that the executive officer would be entitled to receive on a “double trigger” basis on termination of employment by Baker Hughes without “cause” or by the executive officer for “good reason” following the effective time of the merger (see above under “—Severance Arrangements—Severance”). The following table breaks down the amounts referred to in clauses (i) to (iv):

Name	“Single Trigger” Prorated Bonus ($)	“Double Trigger” Prorated Bonus ($)	Prorated Cash-Based Performance Units ($)	Severance ($)	Total ($)
Named Executive Officers
Mr. Craighead	890,308	327,981	3,400,000	9,489,843	14,108,132
Ms. Ross	120,000	0	0	5,200,132	5,320,132
Mr. Ragauss	0	0	0	0	0
Mr. Crain	356,252	278,764	1,186,400	5,718,135	7,539,551
Mr. Chariag	332,123	227,877	997,500	4,354,069	5,911,569
Mr. Mathieson	304,615	146,905	927,500	4,764,681	6,143,701

Other Executive Officers
Ms. Deskus	130,962	94,038	208,000	2,488,923	2,921,923
Ms. Durkin	83,607	7,393	117,500	1,228,236	1,436,736
Mr. Esparza(7)	0	0	0	0	0
Mr. Keifer	140,857	1,474	286,100	1,280,037	1,708,468
Mr. Kuzovenkov	118,385	81,615	385,000	1,308,911	1,893,911
Mr. Marsh	185,643	2,079	311,267	1,419,465	1,918,454
Mr. Martin	139,886	1,641	282,900	1,268,981	1,693,408
Mr. Nouh	149,262	102,738	415,000	2,089,621	2,756,621
Mr. Ruscev	183,462	67,785	836,000	2,911,623	3,998,870
Mr. Soucy	215,377	41,405	725,000	4,485,411	5,467,193
Mr. Ward	198,990	1,470	545,000	1,473,959	2,219,419
Mr. Williams	206,307	179,970	266,700	4,533,858	5,186,835

(2)	Each of the executive officers holds unvested equity awards (including stock options, restricted stock, restricted stock units and/or share-based performance units) that were granted prior to the effective time of the merger and the vesting of which would accelerate (on a prorated basis, in the case of the performance units) on a “single trigger” basis at the effective time of the merger (see below under “The Merger Agreement—Treatment of Baker Hughes Equity Incentive Awards”). The amounts in this column reflect the value of such accelerated vesting. The amounts were calculated, in accordance with the applicable rules under Regulation S-K under the Exchange Act, by assuming a price per share of Baker Hughes common stock of $64.40, which equals the average closing price of a share over the five business day period following the first public announcement of the merger.

Under the merger agreement, Baker Hughes may grant additional equity awards to each executive officer the vesting of which would accelerate on a “double trigger” basis on termination of employment by Baker Hughes (or its successor) without “cause” or by the executive for “good reason” during the 12-month period following the effective time of the merger (see below under “The Merger Agreement—Treatment of Baker

Hughes Equity Awards”). In January 2015, Baker Hughes’s executive officers were granted such additional equity awards in the form of restricted stock units. The table below sets forth the value of the “double trigger” accelerated vesting of such awards (based on the assumed price of $64.40 per share of Baker Hughes common stock):

Name	“Double Trigger” Vesting of Restricted Stock Units ($)
Named Executive Officers
Mr. Craighead	10,763,301
Ms. Ross	4,025,708
Mr. Crain	3,374,109
Mr. Chariag	3,350,217
Mr. Mathieson	2,519,328

Other Executive Officers
Ms. Deskus	1,484,613
Ms. Durkin	196,806
Mr. Esparza	2,208,083
Mr. Keifer	449,834
Mr. Kuzovenkov	196,806
Mr. Marsh	674,783
Mr. Martin	585,911
Mr. Nouh	1,844,609
Mr. Ruscev	2,027,248
Mr. Soucy	2,512,695
Mr. Ward	1,602,658
Mr. Williams	2,575,807

(3)	The amounts in this column reflect the value of the unvested balance of the executive officer’s account under the SRP, the vesting of which would accelerate on a “single trigger” basis at the effective time of the merger.
(4)	The amounts in this column (other than for Mr. Esparza) reflect the following payments and benefits that the executive officers would be entitled to receive on a “double trigger” basis on termination of employment by Baker Hughes (or its successor) without “cause” or by the executive for “good reason” following the effective time of the merger (see above under “—Severance Arrangements—Other Termination Benefits”): (i) continuation of accident and health insurance benefits and (ii) the value of additional service credit under Baker Hughes’s retiree medical program. Only Mr. Craighead would receive the value of additional service credit under the retiree medical program (as he is the only executive officer who, as of December 1, 2014, was within three years of becoming eligible to participate in the program).
(5)	The amounts in this column reflect the reimbursement that the executive officers (other than Ms. Ross and Mr. Ruscev) would be entitled to receive for any excise tax imposed on the executive officers under Section 4999 of the Internal Revenue Code in connection with the “single trigger” and “double trigger” payments and benefits that the executive officers received in connection with the merger (see above under “—Severance Arrangements—Excise Tax Reimbursement and Contingent Cutback”).
(6)	Effective as of October 22, 2014, Ms. Ross was appointed Senior Vice President and Chief Financial Officer, and Mr. Ragauss retired effective as of such date. John A. O’Donnell, Former Vice President, Office of the CEO, Didier Charreton, Former Vice President, Human Resources, and Maria Borras, Former President, Latin America Region, resigned their employment with Baker Hughes effective as of January 3, 2014, December 10, 2014 and December 31, 2014, respectively. Messrs. Ragauss, O’Donnell and Charreton and Ms. Borras would not be entitled to any payments or benefits that are based on or otherwise relate to the merger.
(7)	Effective January 22, 2015, Mr. Esparza commenced employment with Baker Hughes as Chief Human Resources Officer. Because the estimates in the table assume that the effective time of the merger and termination of the executive officers’ employment had occurred on December 31, 2014 (which was prior to Mr. Esparza’s start date), no amounts are shown for Mr. Esparza in the table or in footnote 1 to the table. Had Mr. Esparza been employed with Baker Hughes for all of 2014 and had his employment been terminated immediately after the effective time of the merger by Baker Hughes (or its successor) without “cause” or by him for “good reason,” he would have been entitled to (i) a lump sum “single trigger” payment of $210,000 in respect of the target amount of his annual bonus for 2014 under the Annual Incentive Compensation Plan, (ii) a “double trigger” severance payment of $750,000, which equals 18 months of his base salary, and (iii) “double trigger” outplacement services for 12 months (capped at $10,000).

Baker Hughes Proposal to Approve Merger-Related Compensation of Named Executive Officers

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Baker Hughes is required to submit a proposal to Baker Hughes’s stockholders for a non-binding, advisory vote to approve the payment of certain compensation to Baker Hughes’s named executive officers that is based on or otherwise relates to the merger. This proposal, which we refer to as the “merger-related compensation proposal,” gives Baker Hughes stockholders the opportunity to vote, on a non-binding, advisory basis, on the compensation that the named executive officers will or may be entitled to receive from Baker Hughes (or, following the merger, Halliburton) that is based on or otherwise relates to the merger. This compensation is summarized in the table (including the footnotes to the table) under “—Golden Parachute Compensation” above.

The Baker Hughes Board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement.

The Baker Hughes Board unanimously recommends that the Baker Hughes stockholders approve the following resolution:

“RESOLVED, that the stockholders of Baker Hughes hereby approve, on a non-binding, advisory basis, the compensation that will or may become payable to Baker Hughes’s named executive officers that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation table and the related footnotes and narrative disclosures.”

The vote on the merger-related compensation proposal is a vote separate and apart from the vote on the proposal to adopt the merger agreement. Accordingly, you may vote to adopt the merger agreement and vote not to approve the merger-related compensation proposal and vice versa. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either Baker Hughes or Halliburton. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Baker Hughes stockholders.

The affirmative vote of holders of a majority of the shares of Baker Hughes common stock present in person or by proxy at the special meeting and entitled to vote on the proposal will be required to approve the merger-related compensation proposal.

The Baker Hughes Board unanimously recommends that you vote FOR the compensation that will or may become payable to Baker Hughes’s named executive officers in connection with the merger.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material provisions of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary may not contain all of the information about the merger agreement that is important to you and is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated into this joint proxy statement/prospectus by reference. Halliburton and Baker Hughes urge you to read the full text of the merger agreement because it is the legal document that governs the merger. The merger agreement and this summary are not intended to provide you with any other factual information about Halliburton or Baker Hughes. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) were made by and to the parties thereto as of specific dates and are qualified by information in disclosure schedules provided by the parties in connection with the signing of the merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Halliburton and Baker Hughes rather than establishing matters as facts and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Information concerning the subject matter of these representations or warranties may have changed since the date of the merger agreement. Halliburton and Baker Hughes will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws. Other than as disclosed in this joint proxy statement/prospectus and the documents incorporated herein by reference, as of the date of this joint proxy statement/prospectus, neither Halliburton nor Baker Hughes is aware of any material facts that are required to be disclosed under the federal securities laws that would contradict the representations and warranties in the merger agreement. The representations and warranties in the merger agreement and the description of them in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings Halliburton and Baker Hughes publicly file with the SEC. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Halliburton and Baker Hughes make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page  180 of this joint proxy statement/prospectus.

The Merger

The merger agreement provides for the merger of Baker Hughes, with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of Halliburton.

Completion and Effectiveness of the Merger

Unless they agree to an earlier date, Halliburton and Baker Hughes will complete the merger on the date that is the second business day after all of the conditions to completion of the merger contained in the merger agreement are satisfied or waived. The conditions are described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 133 of this joint proxy statement/prospectus. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time as Halliburton and Baker Hughes may agree in writing and specify in the certificate of merger.

Merger Consideration

Common Stock

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of Baker Hughes common stock issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares as described in “Appraisal Rights of Baker Hughes Stockholders” and other than shares held in Baker Hughes’s treasury or owned by Halliburton or any subsidiary of Baker Hughes, which will be cancelled for no consideration) will be automatically converted into the right to receive (i) 1.12 shares of Halliburton common stock and (ii) $19.00 in cash, collectively referred to as the merger consideration.

Based on the number of outstanding shares of Baker Hughes common stock, restricted stock and performance unit awards as of February 12, 2015, and based on the assumption that no options to purchase Baker Hughes common stock are exercised prior to completion of the merger, at the closing Halliburton will issue approximately 490 million shares of Halliburton common stock, and will pay approximately $8.3 billion in cash, to Baker Hughes stockholders. Those amounts will be adjusted depending on the actual number of shares of Baker Hughes common stock and equity-based awards outstanding at the effective time of the merger.

Adjustments

The merger consideration will be equitably adjusted to provide holders of shares of Baker Hughes common stock with the same economic effect contemplated by the merger agreement if, at any time between the signing and the effective time of the merger, there is any change in the outstanding shares of capital stock of Baker Hughes or Halliburton by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment within such period, or a stock dividend with a record date during such period.

Treasury Shares; Shares Owned by Halliburton

At the effective time of the merger, each share of Baker Hughes common stock (i) held as a treasury share by Baker Hughes, (ii) owned of record by any subsidiary of Baker Hughes, or (iii) owned of record by Halliburton, Merger Sub or any of their respective wholly owned subsidiaries will, in each case, be cancelled, and no merger consideration will be delivered in exchange for those shares.

Dividends and Distributions

Until Baker Hughes stockholders surrender their Baker Hughes stock certificates or book entry shares for exchange, any dividends or other distributions declared after the effective time of the merger with respect to shares of Halliburton common stock into which any of their shares of Baker Hughes common stock may have been converted will not be paid. Following surrender of any such stock certificate or book entry share, the holder thereof will receive, without interest, in addition to the applicable merger consideration, (i) the amount of dividends or other distributions with a record date after the effective time of the merger theretofore payable with respect to the merger consideration, and (ii) if the payment date for any dividend or distribution payable with respect to the merger consideration has not occurred prior to the surrender of such stock certificate or book entry share, at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the effective time but prior to the surrender of such stock certificate. For purposes of dividends or other distributions in respect of shares of Halliburton common stock, all shares of Halliburton common stock to be issued pursuant to the merger will be entitled to dividends pursuant to the immediately preceding sentence as if such shares of Halliburton common stock were issued and outstanding as of the effective time of the merger.

Appraisal Rights

Holders of Baker Hughes common stock will be entitled to appraisal rights under Delaware law and to obtain payment in cash for the judicially-determined fair value of their shares of Baker Hughes common stock in connection with the merger agreement if the merger is consummated and provided that the holders follow the requirements of Delaware law. If any such holder fails to perfect or waives, withdraws or loses the right to appraisal under Delaware law or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided thereunder, then (i) such shares of Baker Hughes common stock that were subject to the appraisal (appraisal shares) will cease to constitute appraisal shares and (ii) the right of such holder to be paid the fair value of such holder’s appraisal shares will be forfeited and cease. If such forfeiture occurs following the effective time of the merger, each such appraisal share will thereafter be deemed to have been converted into and to have become, as of the effective time of the merger, the right to receive the merger consideration (without interest thereon). See “Appraisal Rights of Baker Hughes Stockholders” beginning on page 169 of this joint proxy statement/prospectus for additional information and the full text of Section 262 of the DGCL reproduced in its entirety as Annex B to this joint proxy statement/prospectus.

Treatment of Baker Hughes Equity Incentive Awards

Awards granted under Baker Hughes’s equity incentive plans prior to the date of the merger agreement (and the awards granted to Baker Hughes’s non-employee directors on January 22, 2015) that are outstanding immediately prior to the effective time of the merger will be treated as follows at the effective time:

•	Each award of restricted shares of Baker Hughes common stock or restricted stock units with respect to Baker Hughes common stock will vest in full and be converted into the right to receive the merger consideration based on the total number of shares of Baker Hughes common stock subject to such award.

•	Each option to purchase shares of Baker Hughes common stock will vest in full and be converted into an equivalent option to purchase shares of Halliburton common stock, with the number of shares and the exercise price of such converted option determined pursuant to a formula that gives effect to the stock award exchange ratio and that is intended to preserve the intrinsic value of the original option and comply with applicable tax rules.

•	Each award of performance units will be prorated based on the portion of the performance period elapsed as of the effective time of the merger, and the holder of such award will be entitled to receive the merger consideration based on the prorated number of shares of Baker Hughes common stock subject to such award (if such award is a share-based award) or cash in the amount specified in the applicable award agreement (if such award is a cash-based award).

Under the terms of the merger agreement, Baker Hughes may grant additional equity incentive awards after the date of the merger agreement, as follows:

•	Each employee who received an equity incentive award in the 2014 calendar year prior to the date of the merger agreement may receive equity incentive awards in the 2015 calendar year (and in the 2016 calendar year, if the effective time of the merger does not occur in 2015) having an aggregate grant-date value that does not exceed by more than 10% the aggregate grant-date value of the equity awards granted to such employee prior to the date of the merger agreement in the 2014 calendar year.

•	Each newly hired or promoted employee may receive equity incentive awards in the 2015 calendar year (and in the 2016 calendar year, if the effective time of the merger does not occur in 2015) having an aggregate grant-date value that does not exceed by more than 10% the aggregate grant-date value of the equity awards granted to similarly situated employees (after taking into account a promotion, if applicable) prior to the date of the merger agreement in the 2014 calendar year.

•	Certain employees who do not regularly receive annual equity incentive awards but are eligible for equity incentive awards from time to time may continue to receive such awards consistent with past practices so long as the aggregate grant-date value of the awards granted to any such employee does not exceed by more than 10% the aggregate grant-date value of the awards that such employee would have received in accordance with past practices based on performance.

Such additional equity incentive awards to employees that are outstanding immediately prior to the effective time of the merger will not become vested solely as a result of the merger but rather will be treated as follows at the effective time:

•	Each award of restricted shares of Baker Hughes common stock or restricted stock units with respect to Baker Hughes common stock will be converted into an equivalent award with respect to shares of Halliburton common stock.

•	Each option to purchase shares of Baker Hughes common stock will be converted into an equivalent option to purchase shares of Halliburton common stock.

•	Each award of performance units that is based on shares of Baker Hughes common stock will be converted into an equivalent award based on shares of Halliburton common stock, except that such converted award will not be subject to performance conditions.

•	Each award of performance units that is cash-based will no longer be subject to performance conditions.

The number of shares of Halliburton common stock subject to each such converted award (and the exercise price of each such share-based converted option) will be determined, based on the number of shares of Baker Hughes common stock subject to the original award (and, in the case of each such converted option, the exercise price of the original option), pursuant to a formula that gives effect to the stock award exchange ratio (and, in the case of each such converted option, that is intended to preserve the intrinsic value of the original option and comply with applicable tax rules).

Fractional Shares

Fractional shares of Halliburton common stock will not be issued pursuant to the merger. Instead, each holder of shares of Baker Hughes common stock who would otherwise be entitled to receive a fractional share of Halliburton common stock pursuant to the merger will be entitled to receive a cash payment, in lieu thereof, in an amount that will represent such fraction rounding to the nearest ten thousandth of a share multiplied by the market price of a share of Halliburton common stock rounded to the nearest whole cent, calculated based on the volume-weighted average price per share of Halliburton common stock on the NYSE for the five most recent trading days ending on the third full trading day before the effective time of the merger.

Conversion of Shares; Exchange of Certificates

The conversion of shares of Baker Hughes common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates formerly representing shares of Baker Hughes common stock or book entry shares in exchange for the merger consideration the holder is entitled to receive pursuant to the merger agreement.

Exchange Procedures

Prior to the effective time of the merger, Halliburton will make available to the exchange agent the number of shares of Halliburton common stock to be issued and the aggregate amount of cash to be paid as merger consideration (together with any amounts required to pay cash in lieu of fractional shares and any distributions to which the holders thereof are entitled pursuant to the merger agreement, without interest thereon).

As soon as reasonably practicable after the effective time of the merger, the exchange agent will send a letter of transmittal to each person who was a record owner of Baker Hughes common stock at the effective time of the merger. This mailing will contain instructions on how to surrender certificates formerly representing shares of Baker Hughes common stock or book entry shares in exchange for the merger consideration the holder is entitled to receive under the merger agreement. Exchange of any book entry shares will be made in accordance with the exchange agent’s customary procedures with respect to securities presented by book entry.

Until each certificate or book entry share of Baker Hughes common stock is surrendered, such certificate or book entry share will be deemed at any time after the effective time of the merger to represent only the right to receive the merger consideration upon such surrender of such certificate or book entry share, any cash in lieu of fractional shares and any distributions to which the holders thereof are entitled pursuant to the merger agreement, without interest thereon.

Holders of Baker Hughes common stock should not send in their Baker Hughes stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the surrender of Baker Hughes stock certificates.

No Further Ownership Rights in Baker Hughes Common Stock; Transfer Books

After the effective time of the merger, there will be no transfers on the stock transfer books of Baker Hughes of any shares of Baker Hughes common stock. Certificates or book entry shares of Baker Hughes common stock presented to the surviving entity or the exchange agent after the effective time of the merger will be cancelled and exchanged for the merger consideration payable in respect of such certificates or book entry shares, any cash in lieu of fractional shares and any distributions to which the holders thereof are entitled pursuant to the merger agreement, without interest thereon.

Termination of Exchange Fund

Any portion of the merger consideration, payable pursuant to the merger agreement and made available to the exchange agent, that remains unclaimed by holders of Baker Hughes common stock for twelve months after the effective time of the merger will be returned to the surviving entity upon demand. Thereafter, a holder of Baker Hughes common stock must look only to the surviving entity (subject to abandoned property, escheat or similar laws) only as general creditors thereof for payment of the merger consideration to which the holder is entitled under the terms of the merger agreement. Any amounts remaining unclaimed by holders of Baker Hughes common stock immediately prior to the date upon which payment of such amounts would otherwise escheat to or become the property of any governmental authority will become the property of the surviving entity free and clear of all claims or interests of any person previously entitled thereto.

Lost Stock Certificates

If a certificate formerly representing shares of Baker Hughes common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction, and, if required by Halliburton, the posting of a bond in such reasonable amount as Halliburton will direct as indemnity, with such assurances as the exchange agent may reasonably require.

Withholding Taxes

Each of Halliburton and Merger Sub will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from the merger consideration payable to any Baker Hughes stockholder the amounts it is required to deduct and withhold under the Code, or any applicable state, local or foreign tax law. Withheld amounts will be treated for all purposes of the merger as having been paid to the Baker Hughes stockholders from whom they were withheld.

Representations and Warranties

The merger agreement contains generally customary representations and warranties made by each of Halliburton and Merger Sub, on the one hand, and Baker Hughes on the other hand, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the merger. The representations and warranties of each of Halliburton and Merger Sub and Baker Hughes have been made solely for the benefit of the other parties. Each of Baker Hughes, on the one hand, and Halliburton and Merger Sub, on the other hand, has made representations and warranties to the other in the merger agreement with respect to the following subject matters:

•	corporate existence, good standing and qualification to conduct business;

•	capitalization;

•	corporate power and authorization to enter into and carry out the obligations under the merger agreement and the enforceability of the merger agreement;

•	absence of any conflict or violation of organizational documents, third party agreements or law or regulations as a result of entering into and consummating the obligations under the merger agreement;

•	governmental and regulatory approvals required to complete the merger;

•	SEC filings, financial statements contained in those filings, internal controls and disclosure controls and procedures;

•	absence of a material adverse effect or material damage, destruction or other casualty loss material to a party’s business in each case since January 1, 2014;

•	absence of litigation or outstanding judgments or orders;

•	accuracy of the information supplied for inclusion in this joint proxy statement/prospectus;

•	absence of undisclosed liabilities;

•	broker’s or finder’s fees;

•	employee benefit plans;

•	recommendation of the merger by board of directors and required stockholder vote;

•	tax matters;

•	environmental matters;

•	compliance with laws;

•	investment company status;

•	intellectual property;

•	insurance;

•	customers and suppliers;

•	certain business practices and compliance with anti-corruption and money laundering laws;

•	affiliate transactions; and

•	takeover laws.

Baker Hughes has made additional representations and warranties to Halliburton in the merger agreement with respect to the following subject matters:

•	material contracts;

•	indebtedness;

•	subsidiaries;

•	labor and employment matters; and

•	title to properties.

Halliburton and Merger Sub made an additional representation and warranty to Baker Hughes in the merger agreement with respect to the availability of sufficient funds to pay the cash portion of the merger consideration and consummate the merger.

Definition of Material Adverse Effect

Certain representations and warranties of Halliburton and Baker Hughes are qualified as to materiality or as to “material adverse effect,” which when used with respect to Halliburton and Baker Hughes means, as the case may be, any fact, circumstance, occurrence, event, development, change or condition that is, or would reasonably be expected to be, either individually or together with one or more other contemporaneously existing facts, circumstances, occurrences, events, development changes or conditions that is materially adverse to the business or financial condition of such party and its subsidiaries considered collectively as a single enterprise, except that any such fact, circumstance, occurrence, event, development, change or condition to the extent it results from any of the following shall not be considered in determining whether a material adverse effect has occurred to the extent it results from any of the following:

•	a change in law or in the United States generally accepted accounting principles (“GAAP”), or interpretations thereof;*

•	general economic, market, oilfield services industry or political conditions (including acts of terrorism or war or other force majeure events);*

•	any change in the stock price, trading volume or credit rating of such party (unless due to a circumstance which would separately constitute a material adverse effect);

•	the announcement or pendency of the merger agreement, any actions taken in compliance with the merger agreement or the consummation of the merger;

•	acts of God, earthquakes or similar catastrophes, any weather related event or any outbreak of illness or other public health event;* or

•	the failure of such party to meet internal or analysts’ expectations, projections or budgets (unless due to a circumstance which would separately constitute a material adverse effect);

provided, however, that any fact, circumstance, occurrence, event, development, change or condition referenced in the three bullets marked with an asterisk above shall be taken into account when determining whether a material adverse effect has occurred only to the extent they disproportionately adversely affect Halliburton or Baker Hughes, as the case may be, as compared to other participants in the oilfield services industry.

Conditions to the Completion of the Merger

The completion of the merger is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Conditions to Each Party’s Obligations

Each party’s obligation to complete the merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	adoption by Baker Hughes stockholders of the merger agreement;

•	approval by Halliburton stockholders of the issuance of Halliburton common stock in connection with the merger agreement;

•	the waiting period (and any extension thereof) applicable to the consummation of the merger under the HSR Act, the EC Merger Regulation and all other applicable waiting and other time periods under the antitrust or competition merger control statutes of Australia, Brazil, Canada, China, India, Kazakhstan, Mexico, Russia and Saudi Arabia will have expired, lapsed or been terminated;

•	the absence of any law, injunction, judgment, order or decree of any governmental entity which temporarily or permanently prohibits or enjoins the consummation of the merger;

•	the effectiveness of the Form S-4 registration statement, of which this joint proxy statement/prospectus constitutes a part, and the absence of any stop order suspending the effectiveness of the Form S-4 or proceedings for such purpose pending before or threatened by the SEC; and

•	shares of Halliburton common stock issuable to the stockholders of Baker Hughes pursuant to the merger agreement will have been approved for listing on the NYSE, subject to official notice of issuance.

Additional Conditions to Halliburton’s and Merger Sub’s Obligations

The obligation of Halliburton and Merger Sub to complete the merger is also subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	the accuracy of the representations and warranties of Baker Hughes in the merger agreement, subject to the material adverse effect standard provided in the merger agreement, with specified exceptions;

•	the performance in all material respects by Baker Hughes of its obligations contained in the merger agreement required to be performed or complied with by it at or prior to the effective time of the merger;

•	the receipt by Halliburton of an opinion of its counsel, dated the closing date of the merger, to the effect that the merger will qualify as a reorganization under section 368(a) of the Code and that Baker Hughes and Halliburton will each be a “party to the reorganization” within the meaning of section 368 of the Code; and

•	the delivery by Baker Hughes to Halliburton of an officer’s certificate, dated the closing date of the merger, certifying to the effect that certain closing conditions have been satisfied.

Additional Conditions to Baker Hughes’s Obligations

The obligation of Baker Hughes to complete the merger is also subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	the accuracy of the representations and warranties of Halliburton in the merger agreement, subject to the material adverse effect standard provided in the merger agreement, with specified exceptions;

•	the performance in all material respects by Halliburton and Merger Sub of their respective obligations contained in the merger agreement required to be performed or complied with by them at or prior to the effective time of the merger;

•	the receipt by Baker Hughes of an opinion of its counsel, dated the closing date of the merger, to the effect that the merger will qualify as a reorganization under section 368(a) of the Code and that Baker Hughes and Halliburton will each be a “party to the reorganization” within the meaning of section 368 of the Code; and

•	the delivery by Halliburton to Baker Hughes of an officer’s certificate, dated the closing date of the merger, certifying to the effect that certain closing conditions have been satisfied.

Conduct of Businesses Pending the Merger

Conduct of Baker Hughes’s Business

Unless Halliburton otherwise consents (which consent may not be unreasonably withheld) or except as expressly required or permitted pursuant to the merger agreement, Baker Hughes has agreed, in general, that during the period from the date of the merger agreement until the effective time of the merger:

•	the business of Baker Hughes and its subsidiaries will be conducted only in the ordinary course of business consistent with past practices and use reasonable best efforts to maintain their assets and preserve intact their business organization and relationships with third parties and to keep the services of their current key officers and employees; and

•	except as previously disclosed to Halliburton in Baker Hughes’s confidential disclosure schedules, as contemplated by the merger agreement, as required by applicable law and intercompany transactions in the ordinary course of business consistent with past practices, Baker Hughes will not, and will not permit any of its subsidiaries to:

•	except for dispositions of inventory and consumables in the ordinary course of business consistent with past practices, sell, lease, transfer or dispose of any assets, rights or securities of Baker Hughes or its subsidiaries outside of the ordinary course of business in excess of $100 million in a single transaction or series of related transactions;

•	acquire any business, corporation, partnership, association or other business organization or division, in each case in excess of $150 million in any single transaction or series of related transactions or if such acquisition would prevent, materially delay or materially impede the satisfaction of the antitrust and regulatory conditions under the merger agreement;

•	enter into any partnership, joint venture agreement or similar arrangement if the aggregate amount of capital contributions required to be made under all such arrangements would exceed $150 million;

•	amend or propose to amend the certificate of incorporation or bylaws of Baker Hughes or, in a manner that would be adverse to Halliburton or its stockholders, the respective constituent documents of any material subsidiary of Baker Hughes;

•	except for regular quarterly cash dividends consistent with the amounts declared prior to the date of the merger agreement and paid during the third and fourth quarters of 2014, declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise, with respect of its capital stock;

•	purchase or redeem, or offer to purchase or redeem, any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such stock, securities or interests, other than in connection with the relinquishment of shares by employees and directors of Baker Hughes in payment of the exercise price or withholding tax upon the exercise, vesting or delivery, as applicable, of Baker Hughes incentive awards or forfeiture of shares due to termination of employment;

•	split, combine or reclassify any outstanding shares of its capital stock;

•	issue, sell, dispose of any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, except for issuances by a wholly owned subsidiary of Baker Hughes to Baker Hughes or to another wholly owned subsidiary of Baker Hughes;

•	modify the terms of any existing indebtedness for borrowed money or security issued by Baker Hughes or any of its subsidiaries having an aggregate principal amount in excess of $100 million;

•	(a) except for trade letters of credit or guarantees issued in the ordinary course of business, incur, assume, guarantee or become obligated with respect to any indebtedness for borrowed money (including capital leases as defined under GAAP), if the aggregate amount would exceed (net of any repayments following the date of the merger agreement) $1 billion, (b) make any individual loan, advance or capital contribution to or investment in excess of $50 million in any other person (other than any wholly owned Baker Hughes subsidiary), (c) pledge or otherwise encumber its shares of capital stock, (d) mortgage or pledge any of its material assets (other than currently existing liens and certain permitted liens) of $100 million or more in the aggregate, or (e) fund or prepay any obligations to any person, that are not due and payable until after closing of the merger, unless in the ordinary course of business consistent with past practices or as previously disclosed to Halliburton in Baker Hughes’s confidential disclosure schedules;

•	except to the extent required by applicable law, by any Baker Hughes benefit plan or contracts as in effect on the date of the merger agreement, as required or contemplated by the merger agreement or actions described in clauses (a) through (g) in the ordinary course of business consistent with past practices, (a) subject to specified exceptions, materially increase the compensation or benefits of any of its employees, officers, directors, consultants, independent contractors or service providers; provided that Baker Hughes may provide certain executive officers and other employees with cash retention awards, subject to specified limitations (see above under “Additional Interests of Baker Hughes’s Directors and Executive Officers in the Merger—Retention Awards”), (b) enter into or materially amend any Baker Hughes benefit plan, except if such action applies on a substantially similar basis to employees generally within a jurisdiction, (c) enter into, materially amend, alter or modify, or adopt or implement or otherwise commit itself to any plans or arrangements providing for retiree or post-employment medical, accident, disability, life insurance, death or welfare benefits, (d) make a payment of any pension, severance or retirement benefits not required by any Baker Hughes benefit plan or accelerate the vesting or payment of any compensation or benefit under any Baker Hughes benefit plan, (e) accelerate the vesting of, or the lapse of restrictions with respect to, any Baker Hughes incentive awards, (f) cause the funding of any rabbi trust or similar arrangement or take any action to materially fund or in any other way materially secure the payment of nonqualified compensation or benefits under any Baker Hughes benefit plan, (g) enter into, renew or materially modify any collective bargaining or similar agreement, or (h) make any new equity awards to any director or employee; provided that for the 2015 calendar year and for each calendar year thereafter, Baker Hughes may make new equity awards to directors and employees, subject to specified limitations (see above under “—Treatment of Baker Hughes Equity Incentive Awards”);

•	except in compliance in all material respects with compliance programs in effect as of the date of the merger agreement (or as amended after the date of the merger agreement, provided that such amendments are not material), enter into or amend any agreement between Baker Hughes or any Baker Hughes subsidiary and any agent, sales representative or similar person;

•	except in the ordinary course of business consistent with past practices, execute or amend in any material respect any material consulting or indemnification agreement with any director, officer, agent, consultant or employee, or any material collective bargaining agreement or other material agreement with any labor organization (other than as required by existing Baker Hughes benefit plans or agreements or by applicable law);

•	except in the ordinary course of business consistent with past practices, make any material changes in its reporting for taxes or accounting methods other than as required by GAAP or applicable law; make, change or rescind any material tax election or file any material amended tax return; make any material change to its method of reporting income, deductions, or other tax items for tax purposes; settle or compromise any material tax liability; or enter into any transaction with an affiliate outside the ordinary course of business if such transaction would give rise to a material tax liability;

•	unless otherwise permitted pursuant to the eleventh bullet point in this section above (relating to compensation and benefits matters), enter into, amend or terminate any “material contract,” as such term is used in the merger agreement, outside the ordinary course of business;

•	waive, release, assign, settle, compromise or otherwise resolve any investigation, claim (excluding customer claims in the ordinary course of business that have not resulted in litigation), action, litigation or other legal proceedings, except where such waivers, releases, assignments, settlements or compromises involve only the payment of monetary damages (as well as related non-substantive incidental provisions and other remedies or obligations that are not material in the context of the applicable resolution and which do not restrict Halliburton or its subsidiaries (other than Baker Hughes and its subsidiaries) from and after the closing of the merger) in amounts not in excess of $25 million individually, or $200 million for all such proceedings;

•	make or commit to make capital expenditures (excluding capital leases) in excess of $2.2 billion in any calendar year;

•	make or assume any hedge agreements outside the ordinary course of business consistent with past practices;

•	enter into any agreement that materially limits or otherwise materially restricts Baker Hughes or any of its subsidiaries, or that would reasonably be expected to, after the effective time of the merger, materially limit or restrict Halliburton or any of its subsidiaries, from engaging or competing in any line of business in which it is currently engaged or in any geographic area;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Baker Hughes, or without consulting with Halliburton and considering its comments in good faith, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any material Baker Hughes subsidiary;

•	take any action that would reasonably be expected to (i) result in any inaccuracy of a representation or warranty in the merger agreement that would allow for a termination of the merger agreement, (ii) cause any of the conditions precedent to the transactions contemplated by the merger agreement to fail to be satisfied or (iii) prevent, materially delay or materially impede the consummation of the merger; or

•	take or agree in writing to take any of the actions precluded by the foregoing.

Conduct of Halliburton’s Business

Unless Baker Hughes otherwise consents (which consent may not be unreasonably withheld) in writing or except as expressly permitted or required pursuant to the merger agreement, Halliburton has agreed, in general, that during the period from the date of the merger agreement until the effective time of the merger:

•	the business of Halliburton and its subsidiaries will be conducted only in the ordinary course of business consistent with past practices, and use reasonable best efforts to maintain their assets and preserve intact their business organization and relationships with third parties and to keep the services of their current key officers and employees; and

•	except as previously disclosed to Baker Hughes in Halliburton’s confidential disclosure schedules, as contemplated by the merger agreement, as required by applicable law and intercompany transactions in the ordinary course of business consistent with past practices, Halliburton will not, and will not permit any of its subsidiaries to:

•	acquire any business, corporation, partnership or other business organization or division, if such transaction would prevent or materially delay the consummation of the transactions contemplated by the merger agreement;

•	except for regular quarterly cash dividends consistent with the amount announced by Halliburton on October 20, 2014, subject to increase by no more than 10% quarterly, declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise, with respect of its capital stock;

•	amend or propose to amend, in a manner that would be adverse to Baker Hughes or its stockholders, its charter or bylaws;

•	take any action that would reasonably be expected to (i) result in any inaccuracy of a representation or warranty in the merger agreement that would allow for a termination of the merger agreement, (ii) cause any of the conditions precedent to the transactions contemplated by the merger agreement to fail to be satisfied or (iii) prevent, materially delay or materially impede the consummation of the merger;

•	take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the merger from qualifying as a reorganization within the meaning of section 368(a) of the Internal Revenue Code;

•	adopt a plan of complete or partial liquidation or dissolution of Halliburton or any of its material subsidiaries; or

•	take or agree in writing to take any of the actions precluded by the foregoing.

Additional Agreements

Preparation of Joint Proxy Statement/Prospectus and Registration Statement

Baker Hughes and Halliburton agreed to promptly prepare and file with the SEC this joint proxy statement/prospectus (with such initial filing being made no later than December 19, 2014). Each of the parties also agreed to use its reasonable best efforts to respond to any comments received from the SEC and promptly notify the other party upon the receipt of any comments or requests from the SEC related to this joint proxy statement/prospectus.

Baker Hughes and Halliburton will use all reasonable best efforts to have the Form S-4 registration statement of which this joint proxy statement/prospectus constitutes a part declared effective under the Securities Act as promptly as practicable and to keep the registration statement effective as long as necessary to consummate the merger. Halliburton will also take actions required to be taken under any applicable state securities laws in connection with the issuance of shares of Halliburton common stock pursuant to the merger agreement. Promptly after the effectiveness of the registration statement, Baker Hughes and Halliburton will cause the joint proxy statement/prospectus to be mailed to their respective stockholders, and if necessary, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the effective time of the merger, the officers and directors of Baker Hughes or Halliburton discover any statement which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statements therein not misleading, then such party will immediately notify the other party of such misstatements or omissions.

Stockholders’ Meetings

Halliburton and Baker Hughes have agreed to use their reasonable best efforts to cause their respective stockholder meetings to be held on the same date. Unless the merger agreement is earlier terminated, the Baker Hughes Board must submit the merger agreement for adoption at the Baker Hughes special meeting, even if it changes its recommendation with regard to the merger agreement. Similarly, the Halliburton Board must submit the proposal to approve the issuance of Halliburton common stock in connection with the merger at the Halliburton special meeting, even if it changes its recommendation with regard to the share issuance proposal.

Subject to certain exceptions described below, Baker Hughes will (i) establish a record date (which will be as soon as practicable after the date of the merger agreement) for, duly call, give notice of, convene, and hold a special meeting of its stockholders, (ii) distribute to its stockholders the joint proxy statement/prospectus as soon as practicable after the date of the merger agreement and (iii) except as provided in the no solicitation provision discussed below, use its reasonable best efforts to solicit from its stockholders proxies in favor of the merger. Within 45 days following the date upon which the registration statement becomes effective (which effective date is required to be no later than March 31, 2015, provided that Baker Hughes shall not be in breach of the obligation to obtain effectiveness of the registration statement if it uses its reasonable best efforts to obtain effectiveness of the registration statement during such time period), Baker Hughes shall convene and hold the special meeting. Once its special meeting has been called and noticed, Baker Hughes will not postpone or adjourn such special meeting without the consent of Halliburton (which consent will not be unreasonably withheld or delayed) (other than for the absence of a quorum, or to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure in accordance with the terms of the merger agreement). Baker Hughes’s obligations as described in this paragraph are not affected by the commencement, public proposal, public disclosure or communication to Baker Hughes of any alternative proposal or the withdrawal or modification by the Baker Hughes Board of its recommendation to the stockholders to adopt the merger agreement or the Baker Hughes Board’s approval of the merger agreement or the merger.

Subject to certain exceptions described below, Halliburton will (i) establish a record date (which will be as soon as practicable after the date of the merger agreement) for, duly call, give notice of, convene, and hold a special meeting of its stockholders, (ii) distribute to its stockholders the joint proxy statement/prospectus as soon as practicable after the date of the merger agreement and (iii) use its reasonable best efforts to solicit from its stockholders proxies in favor of the issuance of shares of Halliburton common stock pursuant to the merger agreement. Within 45 days following the date upon which the registration statement becomes effective (which effective date is required to be no later than March 31, 2015, provided that Halliburton shall not be in breach of the obligation to obtain effectiveness of the registration statement if it uses its reasonable best efforts to obtain effectiveness of the registration statement during such time period), Halliburton shall convene and hold the special meeting. Once its special meeting has been called and noticed, Halliburton will not postpone or adjourn such special meeting without the consent of Baker Hughes (which consent will not be unreasonably withheld or delayed) (other than for the absence of a quorum, or to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure in accordance with the terms of the merger agreement). Halliburton’s obligations as described in this paragraph shall not be affected by the commencement, public proposal, public disclosure or communication to Halliburton of any alternative proposal or the withdrawal or modification by the Halliburton Board of its recommendation to the stockholders to approve the issuance of shares of Halliburton common stock pursuant to the merger agreement or the Halliburton Board’s approval of the merger agreement or the merger.

Except to the extent permitted by the merger agreement as described below, (a) the joint proxy statement/prospectus will (i) state that the Baker Hughes Board has determined that the merger agreement and the merger are advisable and in the best interests of Baker Hughes and its stockholders and (ii) include the recommendation of the Baker Hughes Board that the merger agreement be adopted by the holders of Baker Hughes common stock, and (b) neither the Baker Hughes Board nor any committee thereof will withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify in a manner adverse to Halliburton, such recommendation.

Except to the extent permitted by the merger agreement as described below, (i) the joint proxy statement/prospectus will (a) state that the Halliburton Board has determined that the issuance of Halliburton common stock to Baker Hughes stockholders in connection with the merger is advisable and in the best interests of Halliburton and (b) include the recommendation of the Halliburton Board that such issuance be approved by the stockholders of Halliburton, and (ii) neither the Halliburton Board nor any committee thereof will withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify in a manner adverse to Baker Hughes, such recommendation.

Stock Exchange Listing

Halliburton has agreed to use all reasonable best efforts to cause the shares of Halliburton common stock issuable in connection with the merger to be approved for listing on the NYSE at or prior to the effective time of the merger, subject to official notice of issuance.

Employee Benefit Matters

Under the terms of the merger agreement, Halliburton has agreed, for twelve months following the effective time of the merger, to provide each Baker Hughes employee with (i) a level of salary or hourly wages that is no less favorable than the salary or hourly wages provided to such employee immediately prior to the effective time of the merger, (ii) cash and equity-based incentive compensation opportunities that are no less favorable than the cash and equity-based incentive compensation opportunities provided to such employee immediately prior to the effective time of the merger, and (iii) employee benefits that are substantially equivalent with benefits provided to Halliburton employees and that do not discriminate against Baker Hughes employees.

Following the merger, Baker Hughes employees’ pre-merger service with Baker Hughes and its subsidiaries will be treated as service with Halliburton or one of its subsidiaries for purposes of vesting and eligibility to participate under the benefit plans of Halliburton and its subsidiaries unless that recognition of service results in duplication of benefits. In addition, such pre-merger service will be recognized for purposes of benefit accrual under benefit plans of Halliburton and its subsidiaries other than under a defined benefit pension plan, a plan providing for statutory required benefits or an arrangement that is exclusively subject to negotiation or bargaining. Halliburton has further agreed to waive any pre-existing condition limitations under any benefit plan maintained by Halliburton in which such employees may be eligible to participate. Any co-payments, deductibles and similar expenses incurred by employees of Baker Hughes during the calendar year in which the closing occurs will be taken into account for purposes of satisfying applicable deductible and co-payment limitations under the relevant benefit plans in which the employees participate from and after the effective time of the merger.

Prior to the effective time of the merger, Baker Hughes has agreed to take all steps necessary to fully vest participants in their accounts under the Baker Hughes Thrift Plan, a defined contribution retirement plan, and to fully amend and terminate such plan in anticipation of such employees becoming eligible to participate in the Halliburton Company Retirement and Savings Plan.

Until the effective time of the merger or the date the merger agreement is otherwise terminated, Baker Hughes and Halliburton have mutually agreed not to solicit (except that each party may continue making general solicitations for employment that are not directed at the other party’s personnel) or hire any officer, director or employee of the other party.

For a period of twelve months following the effective time of the merger, if a Baker Hughes employee is terminated by Halliburton involuntarily not for Cause (as defined in the applicable arrangement covering the employee or, if no such arrangement, the willful and continued failure to perform the employee’s duties or willful engaging in conduct that is demonstrably and materially injurious to Halliburton or its affiliates) or voluntarily terminates employment with Halliburton for Good Reason (as defined in the applicable arrangement covering the employee or, if no such arrangement, a reduction in annual base compensation or a relocation of the employee’s principal place of employment by more than 30 miles), then such employee will be entitled to full vesting of any incentive awards granted after signing of the merger agreement and a cash severance amount based on aggregate years of service (without duplication) to Baker Hughes, Halliburton and their subsidiaries under the applicable severance plan or agreement but in no event less than the amount determined in accordance with a specified formula.

Section 16 Matters

Baker Hughes has agreed to prepare and deliver to Halliburton a schedule (i) identifying each individual that, for purposes of Section 16(b) under the Exchange Act, (a) is an officer or director of Baker Hughes or any of its subsidiaries or (b) will, at the effective time of the merger be an officer or director of the surviving entity and who owns Baker Hughes common stock and (ii) the number of shares of Baker Hughes common stock owned by each such individual. Prior to the effective time of the merger, each of Halliburton and Baker Hughes will use reasonable best efforts to cause any dispositions of Baker Hughes common stock (including derivative securities with respect to Baker Hughes common stock) or acquisitions of Halliburton common stock (including derivative securities with respect to Halliburton common stock) resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 of the Exchange Act.

Certain Tax Matters

The merger agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). Each of Halliburton and Baker Hughes have agreed that they will use their reasonable best efforts to cause the merger to qualify as a reorganization within the meaning of section 368(a) of the Code and to obtain tax opinions as set forth in the merger agreement.

Halliburton and Baker Hughes will cooperate in the preparation, execution and filing of all tax returns and related documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar taxes which become payable in connection with the merger that are required or permitted to be filed on or before the effective time of the merger.

Reasonable Best Efforts Related to Consents and Approvals of Governmental Entities and Third Parties

Under the terms of the merger agreement, each of Halliburton and Baker Hughes has agreed (and has agreed to cause its subsidiaries) to cooperate and use its reasonable best efforts to take or cause to be taken all actions that are necessary, proper or advisable to consummate and make effective the merger and the other transactions contemplated by the merger agreement as promptly as practicable, including:

•	obtaining all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	obtaining all necessary consents, approvals or waivers from third parties;

•	defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated thereby;

•	executing and delivering any additional instruments reasonably necessary to consummate the merger and the other transactions contemplated by the merger agreement;

•	making its respective required filings (and filings considered by Halliburton to be advisable after consulting with, and considering in good faith the views of, Baker Hughes) under the HSR Act, the EC Merger Regulation and any other applicable regulatory laws, and thereafter to promptly make any other required submissions under the HSR Act or other such laws;

•	responding to and complying promptly with and expeditiously achieve substantial compliance with any request for information regarding the merger or any such filings for any governmental entity charged with enforcing, applying, administering, or investigating any regulatory law;

•	promptly notifying the other party of any communication concerning the merger from any governmental entity (subject to appropriate confidentiality agreements);

•	cooperating with the other party to determine the required regulatory filings and timely make such filings;

•	consulting with the other party before agreeing to participate in a meeting with any governmental entity relating to any filings or investigations concerning the merger agreement and inviting the other party to attend such meetings (subject to appropriate confidentiality agreements);

•	promptly furnishing the other party with drafts of any submission to a governmental entity and provide any necessary information and reasonable assistance as may be requested in connection with the preparation of necessary filings (subject to appropriate confidentiality agreements); and

•	delivering to the other party’s outside counsel complete copies of all documents provided to any governmental entity as part of any filings (subject to appropriate confidentiality agreements).

Halliburton has agreed to take any action, including with respect to any request that assets, businesses or product lines be divested or held separate or subject to conduct remedies, limitations or other actions, as may be necessary to resolve such objections, if any, that the FTC, the DOJ, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, may assert in connection with obtaining antitrust clearance for the merger so as to enable the closing of the merger to occur as soon as reasonably possible (and in any event no later than the outside date). Halliburton, however, is not required (although it could so choose) to divest or hold separate, or agree to any conduct remedy or similar antitrust action regarding, any assets, businesses or product lines if such assets, businesses or product lines accounted for, in the aggregate, more than the detriment limit. If reaching agreement with the antitrust authorities would require Halliburton to divest or take other action regarding assets, businesses or product lines in excess of $7.5 billion of 2013 revenue, Halliburton has the option to either divest or take other action with respect to the larger amount or continue to attempt to obtain approval of the antitrust authorities until the outside date. In addition, Halliburton would be required to pay Baker Hughes an antitrust termination fee of $3.5 billion if the merger agreement is terminated because:

•	there is an antitrust-related order or injunction that prevents the closing and that has become final and nonappealable;

•	Halliburton materially breaches its antitrust-related covenants which breach results in the antitrust closing condition being incapable of being satisfied; or

•	the merger is not completed by the outside date and as of such termination the failure to obtain an antitrust approval or an antitrust-related injunction prevents closing but all other conditions to Halliburton’s obligation to close have been satisfied (other than any such conditions which by their nature cannot be satisfied until the closing date but subject to such conditions being capable of being satisfied if the closing date were the date of termination).

Halliburton is entitled to direct the defense to any antitrust investigation or litigation, but must consult with and consider in good faith the view of Baker Hughes. Halliburton has the right to litigate or appeal any proposed antitrust remedial action. However, if such proceedings conclude prior to the outside date with an order restricting the merger or if no order has been issued in such proceedings prior to the outside date, then Halliburton must take such actions as are necessary to achieve antitrust approval prior to the outside date, except that Halliburton is not required to take any action that would exceed the detriment limit. Baker Hughes is required to take any actions requested by Halliburton to obtain any required Regulatory Clearances but Baker Hughes is not required to agree to any divestiture or other remedy unless conditioned on the merger closing.

Stockholder Litigation

Baker Hughes has agreed to give Halliburton the opportunity to participate in, but not control, the defense or settlement of any stockholder litigation against Baker Hughes or its directors or officers relating to the merger or any other transactions contemplated by the merger agreement. Baker Hughes may agree to such settlement only with Halliburton’s consent (not to be unreasonably withheld). For a description of pending stockholder litigation, see “The Proposed Merger—Litigation Relating to the Merger.”

Public Statements

In general, Baker Hughes, Halliburton and Merger Sub have agreed to consult with each other prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement or other disclosure with respect to the merger, except as may be required by law or any listing agreement with a national securities exchange or trading market. In addition, Baker Hughes will, to the extent reasonably practicable, consult with Halliburton regarding the form and content of any public disclosure of any material developments or matters involving Baker Hughes, including earnings releases, reasonably in advance of publication or release.

Notice of Certain Events

Each of Halliburton and Baker Hughes have agreed to give prompt notice to the other party, and to use commercially reasonable efforts to prevent or promptly remedy, the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which would be reasonably likely to cause the failure of any of the conditions to closing of the merger.

Access; Confidentiality

Until the effective time of the merger and subject to the requirements of applicable laws, Halliburton and Baker Hughes agreed to (i) provide to the other party, its counsel, advisors and authorized representatives reasonable access during normal business hours to the offices, properties, books and records of such party and any of its subsidiaries, (ii) furnish to the other party, its counsel, advisors and authorized representatives such financial and operating data and other information as such persons may reasonably request (including the financial information required by the SEC and, in the case of Baker Hughes, including information for purposes of Halliburton conducting compliance diligence), and (iii) instruct their and their subsidiaries’ employees, counsel, advisors and other authorized representatives to cooperate reasonably with the other party in its investigation of such party and its subsidiaries. Neither party nor their respective subsidiaries will be required to disclose any information that would cause a risk of a loss of privilege to such party or its subsidiaries.

Halliburton and Baker Hughes have agreed, until the earlier of the effective time of the merger and the eighteen month anniversary of the termination of the merger agreement, to hold and use their reasonable best efforts to cause their representatives to hold, in confidence, unless compelled to disclose by law, all confidential documents and information concerning the other party furnished or otherwise made available to them or their affiliates in connection with the transactions contemplated by the merger agreement (including information contained in the parties’ confidential disclosure schedules), except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by such party, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired by such party from sources other than the other party. Halliburton and Baker Hughes may disclose such information to their representatives in connection with the transactions contemplated by the merger agreement so long as such party informs such representatives of the confidential nature of such information and directs them to treat it confidentially. Halliburton and Baker Hughes will have satisfied their obligation to hold any such information in confidence if they exercise the same care with respect to such information as it would take to preserve the confidentiality of their own similar information. If the merger agreement is terminated, Halliburton and Baker Hughes have agreed to use their reasonable best efforts to cause their representatives to destroy or deliver to the other party, upon request, all documents and other materials, and all copies thereof, that such representative or its affiliates obtained, or that were obtained on their behalf, from the other party in connection with the merger agreement and that are subject to such confidence.

Indemnification and Insurance

All rights to indemnification existing in favor of the current or former directors, officers and employees of Baker Hughes and its subsidiaries as provided in the organizational and governing documents or indemnification agreements of Baker Hughes and its subsidiaries, in each case as in effect as of the date of the merger agreement with respect to matters occurring prior to the effective time of the merger, will survive the merger and will continue in full force and effect as obligations of the surviving entity for a period of not less than six years after the effective time of the merger, unless otherwise required by law, and all rights to indemnification with respect to a claim asserted during such period will continue until the final disposition of such claim. Halliburton has agreed to guarantee the full performance of these indemnification obligations by the surviving entity.

Baker Hughes may prior to closing of the merger obtain and fully pay for “tail” insurance policies for the persons who, as of the date of the merger agreement or as of the closing date of the merger, are covered by Baker Hughes’s existing directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters existing or occurring at or prior to the effective time of the merger (including in connection with the merger agreement or the transactions or actions contemplated thereby), provided that Baker Hughes may not pay in excess of 300% of the current annual premium paid by Baker Hughes for its existing coverage in the aggregate. If Baker Hughes does not obtain and fully pay for such “tail” insurance policies prior to the closing of the merger, Halliburton or the surviving entity will maintain director and officer liability policies from a reputable and financially sound carrier through and including the date that is six years after the effective time of the merger with respect to claims arising from facts or events that existed or occurred prior to or at the effective time of the merger and such policies will contain coverage that is at least as favorable to the persons covered by such existing policies. Halliburton and the surviving entity will not be required to pay more than 300% of the current annual premium paid by Baker Hughes for its existing coverage in the aggregate. If such comparable coverage cannot be obtained by paying an aggregate premium that is equal to or below 300% of the current annual premium, the surviving entity will only be required to maintain as much coverage as can be maintained by paying an aggregate premium equal to 300% of such amount.

Dividend Record Dates

Halliburton and Baker Hughes agreed to coordinate dividend record and payment dates for their quarterly dividends so that holders of both companies will not receive two dividends, or fail to receive one, in any calendar quarter.

Financing Cooperation

Baker Hughes agreed to use its commercially reasonable efforts to cooperate and provide assistance in connection with Halliburton obtaining any debt financing to be consummated in connection with the merger upon Halliburton’s reasonable request (and provided that such requested cooperation does not unreasonably interfere with the operations of Baker Hughes and its subsidiaries).

Halliburton has agreed to (i) promptly upon request by Baker Hughes, reimburse Baker Hughes for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Baker Hughes or any of its subsidiaries in connection with cooperating and providing assistance in connection with Halliburton obtaining any debt financing and (ii) indemnify and hold harmless Baker Hughes and its subsidiaries and its and their representatives from and against any losses, damages, obligations or liabilities suffered or incurred in connection with cooperating and providing assistance in connection with Halliburton obtaining any debt financing.

State Takeover Laws

If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other takeover statute or similar statute or regulation, applies to the merger, the merger agreement or the other transactions contemplated thereby, each of Halliburton, Merger Sub and Baker Hughes, as the case may be, will (i) take all reasonable action to ensure that the merger will be consummated as promptly as practicable upon the terms and subject to the conditions set forth in the merger agreement and (ii) otherwise act to eliminate the effects of such takeover statute, law or regulation.

No Solicitation of Alternative Transactions

Under the merger agreement, both Halliburton and Baker Hughes are prohibited from (i) entering into any agreement with another party that is related to an alternative proposal or that would result in a failure to consummate the merger and (ii) soliciting, initiating or engaging in any discussions or negotiations regarding any proposal that is or may reasonably be expected to lead to an alternative proposal (as defined below), or furnishing to any person any nonpublic information in that connection, except as described below.

If (i) either Halliburton or Baker Hughes receives an unsolicited, bona fide, written alternative proposal before obtaining its stockholders’ approval, (ii) Halliburton or Baker Hughes, as applicable, has not violated the provisions of the no solicitation restriction described above and (iii) the Halliburton or Baker Hughes Board, as applicable, determines in good faith after consultation with its financial advisor and outside counsel that the proposal is or may reasonably be expected to lead to a superior proposal (as defined below), then Halliburton or Baker Hughes, as applicable, is entitled to furnish to such person nonpublic information regarding itself and to engage in discussions and negotiations with that person, provided that the confidentiality agreement that such party enters into with such person is at least as restrictive as the confidentiality provisions contained in the merger agreement. Halliburton or Baker Hughes, as applicable, shall promptly (and within 48 hours) provide the other party with the identity of the person making the alternative proposal and any confidentiality agreement entered into with such person, and such party shall keep the other party informed of any material developments with respect to the alternative proposal.

For purposes of the no solicitation provisions in the merger agreement, the term “alternative proposal” means, with respect to either Baker Hughes or Halliburton, any bona fide proposal or offer from any person or group of persons other than the other party to the merger agreement or any of the other party’s subsidiaries or any group of which the other party or any of the other party’s subsidiaries is a member:

•	for a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or any similar transaction or series of transactions involving the party (or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the party and its subsidiaries, taken as a whole);

•	for the issuance by the party of 15% or more of its equity securities; or

•	to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of the party or 15% or more of the aggregate equity securities of the party’s subsidiaries.

For purposes of the no solicitation provisions in the merger agreement, the term “superior proposal” means, with respect to the party, an alternative proposal:

•	which provides that 100% of the party’s outstanding equity securities will be converted into, exchanged for or otherwise cancelled in exchange for the right to receive consideration that does not constitute 50% or more of the outstanding equity securities of the acquiring or surviving entity or its ultimate parent; or

•	providing for the sale of all or substantially all of the party’s assets, in either case on terms which the party’s board of directors determines in its good faith judgment, after consultation with the party’s outside counsel and financial advisors, would, if consummated, result in a transaction more favorable from a financial point of view to the holders of the party’s common stock than the merger (or any bona fide written offer or proposal made by the other party in response to such alternative proposal or otherwise), taking into account all the terms and conditions of such alternative proposal and the merger agreement (including any conditions to and expected timing of consummation thereof, and all legal, financial and regulatory aspects of such alternative proposal and the merger agreement).

Generally, the Halliburton and Baker Hughes boards of directors may not withdraw their respective recommendations of the issuance of shares of Halliburton common stock or the adoption of the merger agreement and approval of the merger, as applicable, or recommend or approve any alternative proposal (collectively, a “Change in Recommendation”). However, if prior to obtaining stockholder approval either party’s board of directors determines in good faith after consultation with its financial advisor(s) and outside counsel that the failure to effect a Change in Recommendation in connection with a superior proposal would reasonably likely be inconsistent with its fiduciary duties, it can:

•	if the superior proposal has not resulted from a breach of its no solicitation obligations, terminate the merger agreement and enter into an alternative acquisition agreement with respect to the superior proposal; or

•	change its recommendation of the merger due to the superior proposal.

Either party may also make a Change in Recommendation due to an intervening event (defined below) if prior to obtaining stockholder approval the failure to effect a Change in Recommendation would likely be inconsistent with the applicable board of directors’ fiduciary duties.

Before making a Change in Recommendation, the party must first give the other party four business days’ written notice concerning its intention to make an adverse recommendation change and, in the case of a Change in Recommendation in connection with a superior proposal, must also provide copies of all documentation received in connection with the superior proposal. In the event of either a superior proposal or an intervening event, the party must negotiate in good faith with the other party during the four business day notice period regarding any revisions to the merger agreement proposed by the other party that would improve the terms to party and must take those changes into account in its decision. The party must give the other party an additional two business days’ written notice in the event of any amendment to a superior proposal and is obligated to negotiate in good faith during such period(s). If the basis of the proposed change in recommendation is an intervening event, the party must specify the event in detail in its notice.

An “intervening event” is any fact, circumstance, occurrence, event, development, change or condition or combination thereof that was not known to the party’s board of directors when the merger agreement was signed (or if known, the consequences or magnitude of which were not known or reasonably foreseeable) and does not relate to (A) any alternative proposal or (B) clearance of the merger under any antitrust or competition law. Excluded from the definition are (i) any change in the price or trading volume of Baker Hughes’s or Halliburton’s common stock, (ii) any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or is expected to have an adverse effect on the business or financial condition of the other party unless such event constitutes a material adverse effect with respect to such other party, and (iii) Halliburton or Baker Hughes meeting, failing to meet or exceeding projections.

Termination of the Merger Agreement and Termination Fees

General

The merger agreement may be terminated at any time prior to the effective time of the merger in any of the following ways:

•	by mutual written consent of Halliburton and Baker Hughes;

•	by either Halliburton or Baker Hughes upon written notice to the other if:

•	the merger is not completed on or before October 30, 2015 (such date or such later date as may be permitted under the merger agreement in connection with obtaining a quorum at either party’s special meeting or for dissemination of supplemental or amended disclosure to this joint proxy statement/prospectus or as extended as described below, the “outside date”), and the party seeking to terminate the merger agreement has not breached its obligations under the merger agreement in a manner that proximately caused the failure of the merger to be completed on or before the outside date, except that if the only mutual closing conditions under the agreement that have not been satisfied by such date are those relating to approvals under antitrust and competition laws and/or absence of injunctions under such laws, either Halliburton or Baker Hughes may unilaterally extend the outside date on one or more occasions until no later than April 30, 2016;

•	If either party so terminates the merger agreement and as of such termination the failure to obtain an antitrust approval or an antitrust-related order or injunction prevents closing but all other conditions to Halliburton’s obligation to close have been satisfied (other than any such conditions which by their nature cannot be satisfied until the closing date but subject to such conditions being capable of being satisfied if the closing date were the date of termination), Halliburton must pay Baker Hughes a fee of $3.5 billion (the “Antitrust Termination Fee”).

•	any injunction, judgment, order or decree prohibiting or permanently enjoining the closing of the merger is in effect and has become permanent, final and nonappealable, provided that the party seeking to terminate the merger agreement on such grounds has complied with its antitrust covenants to resist, lift or resolve such injunction, judgment, order or decree and is not then in breach of any representation, warranty, covenant or other agreement made by it in the merger agreement in a manner that gives the other party the right to terminate the merger agreement;

•	If either party so terminates the merger agreement with respect to an antitrust-related order or injunction, Halliburton must pay Baker Hughes the Antitrust Termination Fee.

•	the Baker Hughes stockholders fail to approve and adopt the merger agreement at the Baker Hughes special meeting;

•	If either party so terminates the merger agreement and an alternative proposal for Baker Hughes has been publicly proposed prior to, and not withdrawn at least 10 days prior to, the meeting, Baker Hughes must reimburse Halliburton’s expenses up to a cap of $40 million.

•	A fee of $1 billion (the “Baker Hughes Termination Fee”) would be payable by Baker Hughes to Halliburton if an alternative proposal for Baker Hughes is publicly proposed prior to, and not withdrawn at least 10 days prior to, the Baker Hughes special meeting, the merger agreement is terminated by either party due to the Baker Hughes stockholder approval not being obtained, and within 12 months after such termination Baker Hughes enters into a definitive agreement with respect to or consummates any alternative proposal. Any prior expense reimbursement payment would be credited against the Baker Hughes Termination Fee.

•	the Halliburton stockholders fail to approve the issuance of shares of Halliburton common stock pursuant to the merger agreement at the Halliburton special meeting;

•	If either party so terminates the merger agreement, Halliburton must pay Baker Hughes a fee of $1.5 billion (the “Halliburton Termination Fee”).

•	by Baker Hughes if:

•	Halliburton or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (a) would give rise to the failure of a related condition to closing of the merger and (b) is incapable of being cured prior to the outside date or is not cured by Halliburton or Merger Sub within 30 days following receipt of written notice from Baker Hughes of such breach or failure to perform, provided that Baker Hughes is not then in breach of any representation, warranty, covenant or other agreement by Baker Hughes contained in the merger agreement in a manner that gives Halliburton the right to terminate the merger agreement;

•	If Baker Hughes so terminates the merger agreement due to Halliburton’s or Merger Sub’s material breach of its antitrust covenants which breach results in the antitrust closing condition being incapable of being satisfied, Halliburton must pay Baker Hughes the Antitrust Termination Fee.

•	the Baker Hughes Board has authorized Baker Hughes to enter into a definitive agreement for a competing superior proposal and Baker Hughes enters into such definitive agreement, provided

Baker Hughes has not breached its obligations under the no solicitation provisions of the merger agreement;

•	In which case, Baker Hughes must concurrently pay Halliburton the Baker Hughes Termination Fee.

•	the Halliburton Board effects a Change in Recommendation; or

•	In which case, Halliburton must pay Baker Hughes the Halliburton Termination Fee.

•	Halliburton has breached or failed to perform in any material respect any of its obligations under the no solicitation provisions of the merger agreement.

•	by Halliburton if:

•	Baker Hughes has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (a) would give rise to the failure of a related condition to closing of the merger and (b) is incapable of being cured prior to the outside date or is not cured by Baker Hughes within 30 calendar days after written notice has been given by Halliburton to Baker Hughes of such breach or failure to perform, provided that Halliburton is not then in breach of any representation, warranty, covenant or other agreement by Halliburton contained in the merger agreement in a manner that gives Baker Hughes the right to terminate the merger agreement;

•	the Halliburton Board has authorized Halliburton to enter into a definitive agreement for a competing superior proposal and Halliburton enters into such definitive agreement, provided Halliburton has not breached its obligations under the no solicitations provisions of the merger agreement;

•	In which case, Halliburton must concurrently pay Baker Hughes the Halliburton Termination Fee.

•	the Baker Hughes Board effects a Change in Recommendation; or

•	In which case, Baker Hughes must pay Halliburton the Baker Hughes Termination Fee.

•	Baker Hughes has breached or failed to perform in any material respect any of its obligations under the no solicitation provisions of the merger agreement.

Effect of Termination

If the merger agreement is terminated in accordance with its terms, it will become null and void and, except as described below, there will be no liability or obligation on the part of Halliburton, Merger Sub, Baker Hughes or their respective affiliates or representatives, provided that (i) certain customary provisions will survive such termination and (ii) no party will be relieved from any liabilities or damages (which the parties agreed may include, in addition to the reimbursement of expenses and out-of-pocket costs, and to the extent proven, other damages suffered by the other party calculated based on loss suffered by such other party’s stockholders (taking into consideration all relevant matters and equitable considerations), which shall be deemed in such event to be damages of such other party and not of such other party’s stockholders themselves and may only be pursued by such other party through actions expressly approved by its board of directors) as a result of any willful and material breach by any party of any of such party’s representations, warranties, covenants or other agreements set forth in the merger agreement.

Halliburton, Merger Sub and Baker Hughes have agreed that where payment of a termination fee is required under the merger agreement, upon such payment, the payment of the termination fee in accordance with the merger agreement will be the exclusive remedy of Halliburton, Merger Sub and Baker Hughes, as the case may be, for any loss suffered as a result of the failure of the merger to be completed and any other losses, damages, obligations or liabilities suffered as a result of or under the merger agreement and the transactions contemplated thereby.

No Third Party Beneficiaries

The merger agreement does not give any person, other than the parties to the merger agreement and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of the merger agreement or any provision therein, except that (i) any agent, arranger, lender or other entity that has committed to provide or arrange any financing to be consummated by Halliburton in connection with the merger, or any of such person’s affiliates or its or their respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents or representatives (sometimes referred to as a “financing source”) will be express third party beneficiaries of certain provisions of the merger agreement, and such provisions will expressly inure to the benefit of such financing sources and such financing sources will be entitled to rely on and enforce such provisions, and (ii) after the effective time of the merger, each individual identified as an “Indemnified Person” under the merger agreement is intended to be a third party beneficiary of the indemnification section of the merger agreement and may specifically enforce its terms.

Expenses

Unless otherwise specifically provided in the merger agreement, each party to the merger agreement will bear its own expenses in connection with the merger agreement and the transactions contemplated therein.

Amendment

The merger agreement may be amended by the parties to the merger agreement, at any time before or after approval of the merger agreement by the respective boards of directors of Halliburton and Baker Hughes or by the stockholders of Baker Hughes. However, after any such approval by the stockholders of Baker Hughes, no amendment can be made without the further approval of such stockholders except as permitted by law. The merger agreement (including the confidential disclosure letters of Halliburton and Baker Hughes) may not be amended except by an instrument in writing signed on behalf of each of the parties of the merger agreement. Certain sections of the merger agreement may not be amended, supplemented, waived or otherwise modified in a manner adverse to the financing sources without the prior written consent of the financing sources that are party to a commitment letter or similar agreement with Halliburton.

Waiver

Any failure of any of the parties to the merger agreement to comply with any obligation, representation, warranty, covenant, agreement or condition therein may be waived at any time prior to the effective time of the merger by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver. Such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition does not operate as a waiver of or estoppel with respect to, any subsequent or other failure.

Governing Law and Dispute Resolution

The merger agreement is governed by Delaware law. The parties to the merger agreement are entitled to an injunction and specific performance (in addition to any other remedy that may be available to the non-breaching party in law or equity) in the event of any breach or threatened breach of the merger agreement. Pursuant to its terms, the parties waived their rights to a trial by jury with respect to any action arising out of or relating to the merger agreement, the merger or any other transaction contemplated thereby.

POST-MERGER GOVERNANCE AND MANAGEMENT

This section of this joint proxy statement/prospectus describes the material governance and management arrangements that will apply to Halliburton upon completion of the merger.

Corporate Offices

Following completion of the merger, Halliburton will continue to maintain its corporate headquarters in Houston, Texas and Dubai, United Arab Emirates.

Board of Directors of Halliburton

See “Additional Interests of Baker Hughes’s Directors and Executive Officers in the Merger—Leadership of the Combined Company” on page 117 for information on the combined company’s board of directors and executive officers.

Dividends

For the first three quarters of 2014, Halliburton paid quarterly cash dividends of $0.15 per share. In October 2014, the Halliburton Board approved a 20% increase of the quarterly cash dividend from $0.15 to $0.18 per share, which was paid in the fourth quarter of 2014. Baker Hughes paid quarterly cash dividends of $0.15 per share of common stock in the first and second quarters of 2014, after which the Baker Hughes Board approved a $0.02 per share increase in the quarterly cash distribution to $0.17 per share for the third and fourth quarters of 2014. Under the terms of the merger agreement, Halliburton and Baker Hughes have agreed to coordinate the declaration and payment of dividends in respect of each party’s common stock including the record dates and payment dates relating thereto. It is the intent of Halliburton and Baker Hughes that no stockholder of either company will receive two dividends, or fail to receive one dividend, to the extent declared and paid, for any single calendar quarter (or portion thereof) with respect to shares of Halliburton common stock or Baker Hughes common stock. Halliburton and Baker Hughes intend that the first quarterly dividend paid to the holders of Halliburton common stock (including former holders of Baker Hughes common stock) with a record date following the effective time of the merger will be paid in accordance with Halliburton’s dividend policy.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

On November 16, 2014, Halliburton and Baker Hughes entered into a merger agreement under which, subject to the conditions set forth in the merger agreement, Baker Hughes will merge with and into Red Tiger LLC, a wholly owned subsidiary of Halliburton. As a result, Red Tiger LLC will continue to exist as a wholly owned subsidiary of Halliburton. Under the terms of the merger agreement, at the effective time of the merger, each share of Baker Hughes common stock (other than dissenting shares as described in “Appraisal Rights of Baker Hughes Stockholders” and other than shares held in Baker Hughes’s treasury or owned by Halliburton or any subsidiary of Baker Hughes or Halliburton, which will be cancelled for no consideration) will be converted into the right to receive 1.12 shares of Halliburton common stock and $19.00 in cash, with cash paid in lieu of fractional shares. Halliburton intends to finance the cash portion of the acquisition through a combination of cash on hand and debt financing.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 combines the historical consolidated statements of operations of Halliburton and Baker Hughes, giving effect to the merger as if it had occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet as of September 30, 2014 combines the historical consolidated balance sheets of Halliburton and Baker Hughes, giving effect to the merger as if it had occurred on September 30, 2014. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the accompanying notes to the unaudited pro forma condensed combined financial statements; (ii) the historical financial statements of Halliburton and the accompanying notes in Halliburton’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2014 and Halliburton’s Annual Report on Form 10-K for the year ended December 31, 2013, which are incorporated by reference into this joint proxy statement/prospectus; (iii) the historical financial statements of Baker Hughes and the accompanying notes in Baker Hughes’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2014 and Baker Hughes’s Annual Report on Form 10-K for the year ended December 31, 2013, which are incorporated by reference into this joint proxy statement/prospectus; and (iv) additional information contained in, or incorporated by reference into, this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. Since the unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

HALLIBURTON COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2014

(In millions)

	Historical
	Halliburton	Baker Hughes	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and equivalents	$2,029	$1,209	$(509	)(a)	$2,729
Total Receivables, net	7,555	5,539	(19	)(b)	13,075
Inventories, net	3,650	4,150			7,800
Other current assets	1,613	913			2,526

Total current assets	14,847	11,811	(528)		26,130

Net Property, Plant, and Equipment	12,050	9,081	908	(c)	22,039
Goodwill	2,312	6,074	8,020	(d)	16,406
Other assets	2,374	1,676	5,067	(e)	9,117

Total assets	$31,583	$28,642	$13,467		$73,692

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,005	$2,745	$(19	)(b)	$5,731
Accrued employee compensation and benefits	986	777	99	(f)	1,862
Loss contingency for Macondo well incident	395	—			395
Other current liabilities	1,503	1,440			2,943

Total current liabilities	5,889	4,962	80		10,931

Long-term debt	7,816	3,894	8,608	(g)	20,318
Loss contingency for Macondo well incident	805	—			805
Employee compensation and benefits	580	584			1,164
Other liabilities	975	918	1,860	(h)	3,753

Total liabilities	$16,065	$10,358	$10,548		$36,971

Shareholders’ equity:
Common stock	$2,679	$433	$793	(i)	$3,905
Paid-in capital in excess of par value	299	6,977	12,934	(i)	20,210
Accumulated other comprehensive loss	(307)	(616)	616	(i)	(307)
Retained earnings	21,060	11,289	(11,424	)(i)	20,925
Treasury stock	(8,240)	—			(8,240)

Company shareholders’ equity	15,491	18,083	2,919		36,493
Noncontrolling interest in consolidated subsidiaries	27	201			228

Total shareholders’ equity	15,518	18,284	2,919		36,721

Total liabilities and shareholders’ equity	$31,583	$28,642	$13,467		$73,692

See notes to unaudited pro forma condensed combined financial statements

HALLIBURTON COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2014

(In millions of dollars and shares except per share data)

	Historical
	Halliburton	Baker Hughes	Pro Forma Adjustments		Pro Forma Combined
Revenue:
Services	$18,332	$12,071	$(60	)(j)	$30,343
Product sales	5,768	5,845			11,613

Total revenue	24,100	17,916	(60)		41,956

Operating costs and expenses:
Cost of services	15,402	9,921	191	(j)	26,234
			720	(k)
Cost of sales	4,857	4,651	509	(k)	10,017
Activity related to the Macondo well incident	(195)	—			(195)
General and administrative	238	977	(706	)(k)	509
Research and engineering	—	461	(461	)(k)	—
Litigation settlements	—	62	(62	)(k)	—

Total operating costs and expenses	20,302	16,072	191		36,565

Operating income	3,798	1,844	(251)		5,391
Interest expense, net of interest income	(283)	(175)	(178	)(l)	(636)
Other, net	(43)	—			(43)

Income from continuing operations before income taxes	3,472	1,669	(429)		4,712
Provision for income taxes	(939)	(605)	150	(m)	(1,394)

Income from continuing operations	2,533	1,064	(279)		3,318
(Income) loss attributable to noncontrolling interest	3	(8)			(5)
Income from continuing operations attributable to company	$2,536	$1,056	$(279)		$3,313

Income from continuing operations per share attributable to company shareholders:
Basic	$2.99	$2.42			$2.47
Diluted	$2.97	$2.40			$2.46
Weighted average common shares outstanding:
Basic	848	437	57	(n)	1,342
Diluted	853	440	54	(n)	1,347

See notes to unaudited pro forma condensed combined financial statements

HALLIBURTON COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

(In millions of dollars and shares except per share data)

	Historical
	Halliburton	Baker Hughes	Pro Forma Adjustments		Pro Forma Combined
Revenue:
Services	$22,257	$14,770	$(73	)(j)	$36,954
Product sales	7,145	7,594			14,739

Total revenue	29,402	22,364	(73)		51,693

Operating costs and expenses:
Cost of services	18,959	12,621	244	(j)	32,752
			928	(k)
Cost of sales	5,972	5,932	666	(k)	12,570
Activity related to the Macondo well incident	1,000	—			1,000
General and administrative	333	1,306	(1,038	)(k)	601
Research and engineering	—	556	(556	)(k)	—

Total operating costs and expenses	26,264	20,415	244		46,923

Operating income	3,138	1,949	(317)		4,770
Interest expense, net of interest income	(331)	(234)	(237	)(l)	(802)
Other, net	(43)	—			(43)

Income from continuing operations before income taxes	2,764	1,715	(554)		3,925
Provision for income taxes	(648)	(612)	194	(m)	(1,066)

Income from continuing operations	2,116	1,103	(360)		2,859
Income attributable to noncontrolling interest	(10)	(7)			(17)
Income from continuing operations attributable to company	$2,106	$1,096	$(360)		$2,842

Income from continuing operations per share attributable to company shareholders:
Basic	$2.35	$2.47			$2.04
Diluted	$2.33	$2.47			$2.04
Weighted average common shares outstanding
Basic	898	443	51	(n)	1,392
Diluted	902	444	50	(n)	1,396

See notes to unaudited pro forma condensed combined financial statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Pro Forma Presentation

The merger is reflected in the unaudited pro forma condensed combined financial statements as being accounted for under the acquisition method of accounting. Under the acquisition method, the total estimated purchase price as described in Note 2 will be measured at the closing date of the merger using the market price of Halliburton common stock at that time plus the cash consideration. This may result in a merger consideration value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements. Under the acquisition method of accounting, Halliburton will record all assets acquired and liabilities assumed at their respective acquisition-date fair values.

Halliburton has performed a preliminary valuation analysis of the fair market value of the Baker Hughes assets to be acquired and liabilities to be assumed and the related allocations of the estimated consideration to such items. Halliburton will perform a detailed review of Baker Hughes’s accounting policies in connection with the completion of the merger and, therefore, has not identified all adjustments, if any, necessary to conform Baker Hughes’s financial records to Halliburton’s accounting policies. As a result, amounts used in these unaudited pro forma condensed combined financial statements will differ from ultimate amounts once Halliburton has determined the final allocation of the merger consideration, completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations, and identified any necessary conforming accounting policy changes for Baker Hughes. Accordingly, the final allocation of the merger consideration, which will be determined subsequent to the closing of the merger, and its effect on the results of operations, may differ materially from the estimated allocation and unaudited pro forma combined amounts included herein.

The unaudited pro forma condensed combined financial statements do not reflect any potential divestitures that may be transacted prior to, or subsequent to, the consummation of the merger, as they are not identifiable with any reasonable certainty as of the date of this joint proxy statement/prospectus. For each reduction of revenue of $1 billion due to potential divestitures of a Halliburton-specific business, the impact to the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively, would be as follows: $158 million and $107 million reductions in operating income, $111 million and $78 million reductions in income from continuing operations, and $0.08 and $0.06 reductions in diluted income from continuing operations per share. For each reduction of revenue of $1 billion due to potential divestitures of a Baker Hughes-specific business, the impact for the same respective periods would be as follows: $103 million and $87 million reductions in operating income, $72 million and $63 million reductions in income from continuing operations, and $0.05 and $0.05 reductions in diluted income from continuing operations per share. These reductions assume a pro forma combined effective tax rate of 29.6% and 27.2%, pro forma combined weighted average diluted shares outstanding for the respective periods of 1.347 billion and 1.396 billion and historical total company operating margin in the respective periods for, respectively, Halliburton, with respect to potential divestitures of a Halliburton-specific business, and Baker Hughes, with respect to potential divestitures of a Baker Hughes-specific business. Depending on the types and amount of businesses or assets divested, operating margins could be higher or lower, and thus actual divestitures will yield different results that could be materially different than the amounts discussed above.

The unaudited pro forma condensed combined financial statements also do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger, the costs to integrate the operations of Halliburton and Baker Hughes, or the costs necessary to achieve such cost savings, operating synergies and revenue enhancements.

Certain reclassifications have been made to the historical presentation of Baker Hughes to conform to the presentation used in the unaudited pro forma condensed combined financial statements. These reclassifications have no impact on the historical operating income, income from continuing operations, income from continuing operations attributable to company, total assets, liabilities or shareholders’ equity reported by Halliburton or Baker Hughes. Upon consummation of the merger, further review of Baker Hughes’s financial statements may result in additional revisions to Baker Hughes’s classifications to conform to Halliburton’s presentation.

Note 2. Estimated Merger Consideration and Allocation

The estimated consideration is approximately $29.5 billion based on Halliburton’s closing share price of $42.77 on February 12, 2015. The value of the merger consideration will fluctuate based upon changes in the share price of Halliburton’s common stock and the number of Baker Hughes common shares, stock options, and other equity-based awards outstanding on the closing date. See “Treatment of Baker Hughes Equity Incentive Awards” for further information on conversion and vesting of these items.

The following table summarizes the components of the estimated consideration (in millions of dollars and shares, except for per share amounts and exchange ratio).

Estimated Baker Hughes fully dilutive shares outstanding*	437.9
Cash consideration (per Baker Hughes share)	$19.00

Estimated cash portion of purchase price	$8,320

Estimated Baker Hughes fully dilutive shares outstanding*	437.9
Exchange ratio (per Baker Hughes share)	1.12

Estimated total Halliburton common shares assumed to be issued	490.4
Halliburton share price**	$42.77

Estimated equity portion of purchase price	$20,976

Estimated total Baker Hughes stock options outstanding assumed by Halliburton	15.0
Estimated fair value per share	$10.70

Estimated stock option consideration	$161

Total estimated consideration assumed to be paid	$29,457

*	Represents Baker Hughes outstanding shares as of February 12, 2015. Excludes estimated Baker Hughes stock options outstanding, which are converted using a different exchange methodology in accordance with the merger agreement.

**	Reflects Halliburton’s share price as of February 12, 2015. The final purchase price per share and corresponding total consideration will be determined on the date of closing.

Halliburton anticipates using $320 million of cash on hand and approximately $8.0 billion of debt financing to fund the cash portion of the merger consideration.

Stock Option Assumptions

The estimated fair value per share of the Baker Hughes stock options assumed by Halliburton was estimated as of February 12, 2015 using the Black-Scholes valuation model utilizing the following assumptions:

Stock price	$42.77
Post-conversion exercise price	$34.47
Expected volatility	37%
Dividend yield	1.41%
Risk-free interest rate	1.68%
Expected term	1 year
Black-Scholes weighted average fair value per option	$10.70

Merger Consideration Sensitivity

The table below illustrates the potential impact to the total estimated consideration resulting from a 10% increase or decrease in Halliburton’s share price of $42.77 on February 12, 2015. For the purpose of this calculation, the total number of shares has been assumed to be the same as in the table above (in millions).

	10% increase in Halliburton share price	10% decrease in Halliburton share price
Cash consideration	$8,320	$8,320
Share consideration	23,074	18,878
Stock option consideration	197	127

Merger consideration	$31,591	$27,325

Preliminary Purchase Price Allocation

Halliburton has performed a preliminary valuation analysis of the fair market value of the Baker Hughes assets to be acquired and liabilities to be assumed and the related allocations to such items of the estimated consideration. The following table summarizes the allocation of the preliminary purchase price as of September 30, 2014 (in millions):

Total current assets	$11,811
Net property, plant, and equipment	9,989
Goodwill	14,094
Other assets *	6,689
Total current liabilities	(5,061)
Long-term debt	(4,502)
Other non-current liabilities	(3,362)
Noncontrolling interest in consolidated subsidiaries	(201)

Total estimated consideration	$29,457

*	Includes $5.9 billion of intangible assets.

The preliminary allocation of the purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments for the fair value of Baker Hughes’s assets and liabilities. The final allocation will be determined subsequent to the closing of the merger once Halliburton has determined the final merger consideration and completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in historical carrying values and fair value of property, plant, and equipment, (2) changes in allocations to intangible assets such as trademarks and trade names, in-process research and development, developed technology, including patents, and customer related assets, and (3) other changes to assets and liabilities.

Halliburton estimated the fair value adjustment to increase property, plant, and equipment would be approximately $908 million. This estimate of fair value is preliminary and subject to change once Halliburton has sufficient information as to the specific types, nature, age, condition and location of Baker Hughes’s property, plant, and equipment. A 10% change in the valuation of property, plant, and equipment would cause a corresponding increase or decrease in annual depreciation expense of approximately $67 million, assuming a useful life of 15 years. Halliburton has also estimated the fair value adjustment to increase Baker Hughes’s debt to fair value would be $608 million based on prevailing market prices at September 30, 2014. Halliburton has estimated that the fair value adjustment to increase deferred tax liabilities would be $1.9 billion, relating to estimated fair value adjustments for intangible assets, long-term debt, and property, plant, and equipment, at the

35% U.S. federal statutory tax rate. Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the identifiable assets to be acquired and liabilities to be assumed. Goodwill is not amortized, but rather is subject to impairment testing on at least an annual basis.

As part of the preliminary valuation analysis, Halliburton identified intangible assets including technology, trade names, and customer relationships. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows. Since all information required to perform a detailed valuation analysis of Baker Hughes’s intangible assets could not be obtained as of the date of this joint proxy statement/prospectus, for purposes of these unaudited pro forma condensed combined financial statements, Halliburton used certain high-level assumptions based on publicly available transaction data for the oilfield services industry.

The following table summarizes the fair values recorded for the Baker Hughes identifiable intangible assets and their estimated useful lives (in millions except for years):

	Estimated Fair Value	Weighted Average Estimated Useful Life	Annual Amortization Expense
Customer Relationships	$2,535	15.0	$169
Technology	2,034	15.0	136
Trade Names	967	25.0	38
In-Process Research and Development	334	indefinite	—

	$5,870		$343

These preliminary estimates of fair value and estimated useful life will likely differ from ultimate amounts once Halliburton has completed the detailed valuation analysis, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in annual amortization expense of approximately $34 million, assuming an overall weighted-average useful life of 17 years.

Note 3. Pro Forma Adjustments

(a)	Reflects an adjustment to cash on hand that is payable upon consummation of the merger as follows: (i) $320 million representing the portion of the estimated cash consideration payable by Halliburton to the stockholders of Baker Hughes that is expected to be funded by cash on hand, in excess of proceeds used from estimated debt financing, (ii) $54 million representing an estimate of Halliburton’s debt issuance costs for new debt issued to fund the cash consideration, and (iii) $135 million representing an estimate of Halliburton’s merger-related transaction costs, including fees related to advisory, legal, investment banking, and other professional services, all of which are directly attributable to the merger. These are non-recurring charges and have been excluded from the unaudited pro forma condensed combined statements of operations. No adjustment has been made for merger-related costs to be incurred by Baker Hughes.

(b)	Reflects the elimination of accounts receivable and accounts payable in connection with each party’s revenue and expenses relating to the other party.

(c)	Reflects a fair value adjustment to Baker Hughes’s property, plant, and equipment. See Note 2 for further information.

(d)	To record the preliminary valuation of goodwill created as a result of the merger ($14.1 billion) and to eliminate the historical goodwill of Baker Hughes ($6.1 billion). See Note 2 for an explanation of the calculation of goodwill created.

(e)	Reflects an adjustment as follows: (i) a $5.0 billion increase to intangible assets to reflect the preliminary allocation of the purchase price to the fair value of Baker Hughes’s intangible assets ($5.9 billion fair value, less $0.9 billion historical intangible assets of Baker Hughes). See Note 2 for further information. (ii) $54 million of estimated debt issuance costs related to the issuance of new debt upon the consummation of the merger.

(f)	Reflects accrual for estimated cash payments to be made to certain Baker Hughes employees as a result of pre-existing change of control contractual provisions that will become payable at the time the merger is consummated. These amounts are estimates and include certain assumptions based on decisions that have not been finalized. These amounts will be expensed as incurred and are not reflected in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact on the combined company.

(g)	Represents an aggregate pro forma adjustment to long-term debt, which includes: (i) an estimated net issuance of approximately $8.0 billion in new debt by Halliburton to finance a portion of the estimated cash consideration of the merger, and (ii) $608 million fair value adjustment of Baker Hughes debt based on prevailing market prices at September 30, 2014.

(h)	Represents an adjustment to deferred tax liabilities based on the U.S. federal statutory tax rate of 35% multiplied by the fair value adjustments made to assets acquired and liabilities assumed, excluding goodwill, as calculated below (in millions):

Fair value adjustment to increase intangible assets	$5,013
Fair value adjustment to increase property, plant, and equipment	908
Fair value adjustment to increase long-term debt	(608)

5,313
U.S. federal statutory tax rate	35%

$1,860

(i)	Reflects adjustments to eliminate Baker Hughes’s historical equity balances and record estimated consideration at fair value (in millions).

Common stock issued as part of equity consideration of the merger	$1,226
Elimination of Baker Hughes historical common stock	(433)

Pro forma adjustment to common stock	$793

Equity consideration recorded as paid-in capital in excess of par value	$19,750
Stock option consideration recorded as paid-in capital in excess of par value	161
Elimination of Baker Hughes historical paid-in capital in excess of par value	(6,977)

Pro forma adjustment to paid-in capital in excess of par value	$12,934

Elimination of Baker Hughes historical accumulated other comprehensive income	$616

Pro forma adjustment to accumulated other comprehensive income	$616

Retained earnings impact from pro forma adjustments	(135)
Elimination of Baker Hughes historical beginning retained earnings	(11,289)

Pro forma adjustment to retained earnings	$(11,424)

(j)

Reflects the following adjustments: (i) elimination of revenue and cost of services for activity between Halliburton and Baker Hughes; (ii) intangible asset amortization expense as a result of the merger ($257 million and $343 million for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively) and the elimination of Baker Hughes’s historical intangible asset amortization expense ($79 million and $119 million, respectively); and (iii) incremental depreciation expense associated with the estimated fair value adjustment to Baker Hughes’s property, plant, and equipment over the estimated remaining useful life of 15 years. See Note 2 for further information of intangible assets and property, plant, and equipment.

(k)	Reflects certain reclassifications that have been made to the historical presentation of Baker Hughes to conform to the presentation used in the unaudited pro forma condensed combined statements of operations.

(l)	Represents incremental interest expense associated with continuing operations on the debt to be issued in connection with the merger, including amortization of the discount and issuance costs over the lives of the debt issued. Halliburton anticipates funding the cash portion of the acquisition through a combination of cash on hand and approximately $8.0 billion of debt financing with an estimated average annual interest cost of 3.5%. See “Description of Halliburton’s Debt Financing.” A change of 0.125% in the effective interest rate on the incremental debt would cause a change in annual interest expense of approximately $7 million, net of income taxes. The incremental interest expense on the debt associated with the merger is partially offset by a reduction in interest expense related to the amortization of Baker Hughes’s fair value of debt purchase price adjustment using an estimated 13-year amortization period that approximates the weighted average maturity of Baker Hughes’s long term debt.

(m)	Reflects the income tax effect of the pro forma adjustments, which was calculated using a 35% U.S. federal statutory tax rate. The effective tax rate of the combined company could be significantly different from what is presented in these unaudited pro forma condensed combined financial statements for a variety of reasons, including post-merger activities.

(n)	Reflects the elimination of Baker Hughes weighted-average shares outstanding and the issuance of 490 million shares of Halliburton common stock to Baker Hughes stockholders as part of the equity portion of the merger consideration, along with 4 million equivalent option shares for the dilutive impact of Baker Hughes options outstanding (in millions).

	Nine Months Ended September 30, 2014		Year Ended December 31, 2013
	Basic	Diluted	Basic	Diluted
Halliburton weighted-average shares outstanding	848	853	898	902
New Halliburton shares to be issued	494	494	494	494

Pro Forma Combined shares outstanding	1,342	1,347	1,392	1,396

COMPARISON OF STOCKHOLDERS’ RIGHTS

The rights of Baker Hughes stockholders under the DGCL, the restated certificate of incorporation of Baker Hughes, as amended (sometimes referred to as Baker Hughes’s certificate of incorporation), and the restated bylaws of Baker Hughes, as amended (sometimes referred to as Baker Hughes’s bylaws), prior to the completion of the merger are in many instances similar to the rights that they will have as Halliburton stockholders following the completion of the merger under the DGCL, Halliburton’s restated certificate of incorporation (sometimes referred to as Halliburton’s certificate of incorporation) and the by-laws of Halliburton, as amended (sometimes referred to as Halliburton’s by-laws). Below, Halliburton and Baker Hughes have summarized the material differences between the current rights of Baker Hughes stockholders and the rights those stockholders will have as Halliburton stockholders following the merger. The summary in the following chart is not complete, and it does not identify all differences that may, under given situations, be material to stockholders and is subject in all respects by, and qualified by reference to, the DGCL, Baker Hughes’s certificate of incorporation, Baker Hughes’s bylaws, Halliburton’s certificate of incorporation and Halliburton’s by-laws.

Copies of Baker Hughes’s certificate of incorporation and Baker Hughes’s bylaws are incorporated by reference into this joint proxy statement/prospectus and will be sent to Halliburton stockholders and Baker Hughes stockholders upon request. Copies of Halliburton’s certificate of incorporation and Halliburton’s by-laws are incorporated by reference into this joint proxy statement/prospectus and will be sent to Halliburton stockholders and Baker Hughes stockholders upon request. See “Where You Can Find More Information” beginning on page 180.

Halliburton Stockholder Rights	Baker Hughes Stockholder Rights

Authorized Capital Stock

Halliburton is authorized to issue:

•       2,000,000,000 shares of common stock, of which 847,460,293 were issued and outstanding as of October 17, 2014.

•       5,000,000 shares of preferred stock, of which none are issued and outstanding.

The Halliburton Board is authorized to issue the preferred stock in one or more series.

Baker Hughes is authorized to issue:

•       750,000,000 shares of common stock, of which 432,598,988 were issued and outstanding as of October 16, 2014.

•       15,000,000 shares of preferred stock, of which none are issued and outstanding.

The Baker Hughes Board is authorized to issue the preferred stock in one or more series.

Voting Rights

Under Halliburton’s by-laws, at any meeting of Halliburton stockholders, each stockholder is entitled to vote in person or by and proxy and shall have one vote for each share of voting stock held by such stockholder.	Under Baker Hughes’s bylaws, at any meeting of Baker Hughes stockholders, each stockholder is entitled to vote in person or by and proxy and shall have one vote for each share having voting power held by such stockholder.

Quorum

Under Halliburton’s by-laws, the holders of a majority of the issued and outstanding voting stock, present in person, or represented by proxy shall constitute a quorum at all meetings of the stockholders.	Under Baker Hughes’s bylaws, a majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, the holders of which are present in person or represented by proxy, without regard to class or series, shall constitute a quorum, unless otherwise provided by law.

Halliburton Stockholder Rights	Baker Hughes Stockholder Rights

Stockholder Rights Plans

Halliburton is not a party to a rights plan.	Baker Hughes is not a party to a rights plan.

Number of Directors

The Halliburton by-laws provide that the board of directors must consist of not less than eight nor more than twenty directors.

Currently, there are thirteen directors on the board of directors. After the merger, the board will comprise the members of the Halliburton Board and three former directors of Baker Hughes.

The Baker Hughes bylaws provide that the board of directors must consist of thirteen directors.

Filling Vacancies on the Board of Directors

Under Halliburton’s certificate of incorporation and by-laws, vacancies caused by the death or resignation of any director and newly created directorships resulting from any increase in the authorized number of directors may be filled by a vote of at least a majority of the directors then in office, though less than a quorum.	Under the Baker Hughes bylaws, in the case of any newly created directorships or vacancy in the board of directors, however created, the additional director or directors shall be elected and the vacancy or vacancies shall be filled by a majority vote of the directors then in office. However, if by the affirmative vote of a majority of the directors then in office the board of directors determines that a newly created directorship or vacancy should be filled by the stockholders, the stockholders shall elect a nominee to fill such newly created directorship or vacancy.

Removal of Directors

Neither Halliburton’s certificate of incorporation nor its by-laws contain any provision as to the removal of directors. Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, subject to certain exceptions.	Any director may be removed with or without cause by a majority of the outstanding shares entitled to vote thereon.

Director Nominations by Stockholders

Director nominations may be made at an annual or special meeting of stockholders (i) by or at the direction of the board of directors by any nominating committee or person appointed by the board of directors or (ii) by any stockholder of record who is also entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in Halliburton’s by-laws.

For a nomination to be properly made by a stockholder, the stockholder must, among other things,

Stockholders may nominate candidates for election to the board of directors in connection with an annual meeting. For nominations to be properly made before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Baker Hughes. To be timely, notice must be received by the Secretary not less than 120 days nor more than 150 days before the one year anniversary of the date on which Baker Hughes’s proxy statement was released to stockholders in connection with the previous year’s annual meetingof stockholders;

Halliburton Stockholder Rights	Baker Hughes Stockholder Rights

give timely notice in writing to Halliburton (i) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided, however, in the event the annual meeting of stockholders is more than 30 days before or more than 30 days after such anniversary date, not less than 90 days nor more than 120 days prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, not later than the close of business on the 10th day following the public announcement, and (ii) with respect to an election to be held at a special meeting of stockholders, generally not later than the close of business on the 10th day following the first public announcement of the date of such special meeting.

A stockholder’s nomination of person(s) for election to the board of directors must set forth, in general, (i) information about each proposed nominee that is required to be disclosed in solicitations of proxies for election of directors, or as otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected), (ii) name and address of nominating parties, (iii) class and number of shares of Halliburton which are owned beneficially and of record, directly and indirectly, by each nominating party, and all other related ownership interests (including derivatives, hedged positions and other economic or voting interests), (iv) a description of material relationships, including financial transactions and compensation, between or among any of the nominating parties, any of their respective associates and affiliates or any other person acting in concert therewith, and any of the nominee’s associates and affiliates or any other person acting in concert therewith and (v) a completed and signed questionnaire and a signed representation agreement as described in the by-laws.

provided, however, if no annual meeting was held in the previous year, or if the date of the annual meeting has changed by more than 30 days from the one year anniversary of the date of the preceding year’s annual meeting, the notice must be received by the Secretary not later than the close of business on the later of (i) the 90th day prior to the annual meeting or (ii) the tenth day following the day on which notice of the date of the annual meeting was mailed or a public announcement of the meeting date was made.

A stockholder’s nomination of person(s) for election to the board of directors must set forth, in general, (i) information about each proposed nominee that is required to be disclosed in solicitations of proxies for election of directors, or as otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected), (ii) each proposed nominee’s independence, any voting commitments and/or other obligations such person will be bound by as a director, and any material relationships between such person and (A) the nominating stockholder, or (B) the beneficial owner, if any, on whose behalf the nomination is made, including compensation and financial transactions, (iii) the name and address of nominating parties, (iv) the class and number of shares of Baker Hughes which are owned beneficially and of record, directly and indirectly, by each nominating party, and all other related ownership interests (including derivatives, hedged positions, synthetic and temporary ownership techniques, swaps, securities loans, timed purchases and other economic and voting interests) and (v) a description of interests of each nominating party in such nomination.

Stockholder Proposals

At an annual or special meeting of the stockholders, only business properly brought before the meeting will be conducted. To be properly brought before an annual or special meeting of the stockholders, business must be (i) specified in the notice of meeting (or any	Stockholders may propose business to be brought before an annual meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto), (ii) properly brought before the meeting by

Halliburton Stockholder Rights	Baker Hughes Stockholder Rights

supplement there) given by or at the direction of the board of directors, (ii) otherwise properly brought before the meeting by or at the direction of the board of directors, or (iii) otherwise properly brought before the meeting by a stockholder. In addition, the stockholder must comply with the notice procedures in Halliburton’s by-laws.	or at the direction of the board of directors or (iii) otherwise properly brought before the meeting by a stockholder. In addition, the stockholder must comply with the notice procedures in Baker Hughes’s bylaws.

Stockholder Action by Written Consent

The Halliburton certificate of incorporation does not restrict action being taken by written consent in lieu of a meeting. Under Delaware law, any action required or permitted to be taken at any meeting of stockholders may instead be taken without a meeting, without prior notice or without a vote if a written consent to the action is signed by the stockholders representing the number of shares necessary to take the action at a meeting at which all shares entitled to vote were present and voted. Prompt notice of any action taken by less-than-unanimous consent must be given to stockholders who did not sign the consent.	Baker Hughes stockholders may not act by written consent.

Amendments to Certificate of Incorporation

Halliburton’s certificate of incorporation provides that the corporation may amend, alter, change or repeal any provision contained in the certificate of incorporation in the manner prescribed by statute. Under Delaware law, an amendment to a certificate of incorporation generally requires the approval of the board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment.	Baker Hughes’s certificate of incorporation may be amended as provided by statute. Under Delaware law, an amendment to a certificate of incorporation generally requires the approval of the board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment.

Bylaw Amendments

Halliburton’s by-laws provide that the by-laws may be altered or repealed at any regular meeting of the stockholders, or at any special meeting of the stockholders at which a quorum is present or represented, provided notice of the proposed alteration or repeal be contained in the notice of such special meeting, by the affirmative vote of the majority of the stockholders entitled to vote at such meeting and present or represented at the meeting, or by the affirmative vote of the majority of the board of directors at any regular meeting of the board of directors, or at any special meeting of the board of directors, if notice of the proposed alteration or repeal be contained in the notice of such special meeting;	Certain provisions of the bylaws may be amended by the affirmative vote of a majority of the whole board of directors and other provisions may be amended by the affirmative vote of 75% of the whole board of directors. The bylaws may also be amended by the vote of the holders of at least a majority of the total voting power of all shares of stock entitled to vote in the election of directors.

Halliburton Stockholder Rights	Baker Hughes Stockholder Rights

provided, however, that no change to the by-laws setting the time or place of the meeting for the election of directors shall be made within 60 days next before the day on which such meeting is to be held, and that in case of any change in such time or place, notice thereof shall be given to each stockholder in person or by letter mailed to his or her last known post office address at least 20 days before the meeting is held.

Special Meetings of Stockholders

Generally, a special meeting of Halliburton stockholders may be called by the Chairman of the Board, the Chief Executive Officer, the President (if a director), the board of directors, a stockholder owning at least 10% of the issued and outstanding voting stock of Halliburton or two or more stockholders owning in the aggregate at least 25% of the issued and outstanding voting stock of Halliburton.	Under Baker Hughes’s certificate of incorporation, special meetings may be called by the board of directors, by a committee of the board of directors authorized to call special meetings or by the Secretary of Baker Hughes following receipt of written requests to call a meeting from the holders of 25% of the voting power of the capital stock outstanding and entitled to vote on the business proposed to be conducted who have delivered such requests in accordance with, and subject to, the provisions of the bylaws. These bylaw provisions include, among other things, a requirement that stockholders first request that the board of directors establish a record date for determining the stockholders entitled to request the calling of a special meeting, a description of the required contents of all notices demanding the fixing of such a record date and requesting the calling of the special meeting by stockholders of record on such record date (such as a description of the proposed business to be conducted), circumstances under which the Secretary will not call a special meeting notwithstanding the requests of a sufficient number of stockholders to call a special meeting (such as if a similar item of business will be submitted at a stockholder meeting within 90 days), and the procedures for determining the time, place and date of the special meeting. The bylaws also provide that the business to be transacted at any special meeting shall be limited to the purposes stated in the notice of the meeting.

Limitation of Personal Liability of Directors

The Halliburton certificate of incorporation limits the liability of Halliburton directors, except for liability (i) for a breach of the director’s duty of loyalty to Halliburton or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law,	The Baker Hughes certificate of incorporation contains a provision that eliminates the personal liability of a director to Baker Hughes and its stockholders for monetary damages for breach of his fiduciary duty, except for liability for (i) any breach of the duty of loyalty to Baker Hughes or its

Halliburton Stockholder Rights	Baker Hughes Stockholder Rights

(iii) under Section 174 of the DGCL (which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit. The Halliburton certificate of incorporation further provides that if the DGCL is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of Halliburton shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.	stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation or law, (iii) payment of an improper dividend or improper repurchase of Baker Hughes stock under Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. The Baker Hughes certificate of incorporation further provides that in the event the DGCL is amended to allow the further elimination or limitation of the liability of directors, then the liability of Baker Hughes’s directors shall be limited or eliminated to the fullest extent permitted by the amended DGCL.

Indemnification

Halliburton’s certificate of incorporation and by-laws provide for mandatory indemnification, to the fullest extent permitted by the DGCL, of each person who is or was made a party or is threatened to be made a party to or involved in any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding because the person is or was an officer or director of Halliburton or is acting in another capacity for or at the request of Halliburton.	The Baker Hughes bylaws provide for mandatory indemnification to the fullest extent permitted by law of every person who is or was a party or is or was threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of Baker Hughes), by reason of the fact the person is or was a director, officer or employee of Baker Hughes or a subsidiary of Baker Hughes or, while serving as a director, officer or employee of Baker Hughes or any of its subsidiaries, is or was serving at the request of Baker Hughes or any of its subsidiaries as a director, officer or employee of any other enterprise or organization. However, Baker Hughes is not required to indemnify any person for any action, suit or proceeding brought against Baker Hughes or any of its subsidiaries (other than to enforce such person’s rights to indemnification) unless the board of directors previously approved the bringing of such action, suit or proceeding. In addition, the bylaws provide for mandatory advancement of expenses incurred by any present or former officer or director of Baker Hughes or of any of its subsidiaries, provided that the person to whom expenses are advanced undertakes to repay such amounts if it shall ultimately be determined that he or she is not entitled to be indemnified by Baker Hughes under the bylaws.

Business Combinations

Halliburton’s certificate of incorporation does not contain any provision requiring a supermajority vote of stockholders for business combinations.	Baker Hughes’s certificate of incorporation does not contain any provision requiring a supermajority vote of stockholders for business combinations.

Halliburton Stockholder Rights	Baker Hughes Stockholder Rights

Forum for Adjudication of Disputes

Halliburton’s certificate of incorporation and by-laws do not contain any provision designating a sole and exclusive forum for stockholder claims.	The Baker Hughes bylaws provide that, unless Baker Hughes consents in writing to the selection of an alternative forum, the Delaware Court of Chancery is the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Baker Hughes, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Baker Hughes to Baker Hughes or Baker Hughes’s stockholders, (iii) any action asserting a claim against Baker Hughes, its directors, officers or employees arising pursuant to any provision of the DGCL or Baker Hughes’s certificate of incorporation or bylaws, or (iv) any action asserting a claim against Baker Hughes, its directors, officers or employees governed by the internal affairs doctrine. However, notwithstanding the above, the Delaware Court of Chancery will not be the sole and exclusive forum for any claim as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Delaware Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction.

APPRAISAL RIGHTS OF BAKER HUGHES STOCKHOLDERS

In connection with the merger, record holders of Baker Hughes common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the General Corporation Law of the State of Delaware (which is referred to in this joint proxy statement/prospectus as Section 262), as a result of completion of the merger, holders of shares of Baker Hughes common stock, with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost, are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash by complying with the provisions of Section 262. Baker Hughes is required to send a notice to that effect to each stockholder not less than 20 days prior to the special meeting. This joint proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this joint proxy statement/prospectus as Annex B. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

A stockholder who desires to exercise appraisal rights must (i) not vote in favor of the adoption of the merger agreement, (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares to the Corporate Secretary of Baker Hughes before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to Baker Hughes’s stockholders, (iii) continuously hold the shares of record from the date of making the demand through the effective time of the merger, and (iv) otherwise comply with the requirements of Section 262. Within 10 days after the effective time of the merger, the surviving corporation must provide notice of the effective time to all stockholders who have complied with Section 262 and not voted in favor of the merger.

Only a holder of record of Baker Hughes common stock is entitled to demand an appraisal of the shares registered in that holder’s name. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary. Any holder of shares desiring appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Baker Hughes of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Baker Hughes, 2929 Allen Parkway, Houston, Texas 77019, Attention: Vice President and Corporate Secretary. The written demand must be received by Baker Hughes prior to the taking of the vote on the merger. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder seeking to demand appraisal must not vote its shares of stock in favor of adoption of the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement, it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who wishes to exercise appraisal rights must vote against the adoption of the merger agreement, abstain from voting on the adoption of the merger agreement or refrain from executing and submitting the enclosed proxy card.

Within 120 days after the effective time of the merger, but not thereafter, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner for which a demand for appraisal has been properly made by the record holder, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal.

There is no present intent on the part of the surviving corporation to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the effective time of the merger, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of common stock not voting in favor of the merger and with respect to which demands for appraisal were received by the surviving corporation and the number of holders of such shares. A person who is the beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in the previous sentence. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving corporation.

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the appraisal proceeding shall be conducted, as to the shares of common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

After a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the

Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to, and do not address, fair value under Section 262. Neither Halliburton nor Baker Hughes anticipates offering more than the applicable merger consideration to any Baker Hughes stockholder exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Baker Hughes common stock is less than the applicable merger consideration.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness fees although upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party, shall have the right to withdraw such stockholder’s demand for appraisal and to accept the cash and Halliburton common stock as provided for in the merger agreement by delivering to the surviving corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger consideration. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, all stockholders’ rights to appraisal shall cease and all stockholders shall be entitled only to receive the merger consideration as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time of the merger.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex B to this joint proxy statement/prospectus.

A stockholder’s failure to comply with all the procedures set forth in Section 262 will result in the loss of such stockholder’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you should consider consulting a legal advisor.

DESCRIPTION OF HALLIBURTON’S DEBT FINANCING

In connection with the transactions contemplated by the merger agreement, Halliburton obtained a commitment letter, dated as of November 16, 2014, from Bank of America, N.A., BofA Merrill Lynch, Credit Suisse AG and Credit Suisse, pursuant to which, subject to certain conditions and limitations, the commitment parties thereunder agreed to provide senior unsecured bridge loans in an aggregate principal amount of up to $8.6 billion pursuant to a new senior unsecured bridge facility to fund a portion of the cash consideration for the transactions and to pay the fees and expenses incurred in connection therewith. Halliburton may issue debt securities, common equity, bank loans or other debt financings or use cash on hand in lieu of all or a portion of the bridge loans committed to be funded under the bridge facility.

The commitment letter contains conditions to the funding of the debt financing in connection with the merger that are customary for commitments of this type, including but not limited to:

•	consummation of the merger;

•	the absence of a material adverse effect with respect to Baker Hughes;

•	solvency of Halliburton and its subsidiaries after giving effect to the transactions contemplated by the merger agreement;

•	delivery of customary financial information; and

•	accuracy of fundamental representations and warranties.

Borrowings under the bridge facility are expected to mature 364 days after the closing date.

DESCRIPTION OF CAPITAL STOCK

The following description of Halliburton’s common stock, preferred stock, certificate of incorporation and by-laws is a summary only and is subject to the complete text of Halliburton’s certificate of incorporation and by-laws, which have been filed with the SEC and which are incorporated by reference into this joint proxy statement/prospectus. You should read Halliburton’s certificate of incorporation and by-laws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. This section also summarizes relevant provisions of the DGCL. The terms of the DGCL are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these laws.

Halliburton authorized capital stock consists of 2,000,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, without par value. As of November 13, 2014, there were 847,478,214 shares of common stock issued and outstanding. No shares of preferred stock are outstanding.

Common Stock

The holders of Halliburton common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the candidates standing for election.

Halliburton’s common stock carries no preemptive or other subscription rights to purchase shares of Halliburton common stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of Halliburton common stock will be entitled to receive such dividends as may from time to time be declared by the Halliburton Board out of funds legally available for the payment of dividends. If Halliburton issues preferred stock in the future, payment of dividends to holders of Halliburton common stock may be subject to the rights of holders of Halliburton preferred stock with respect to payment of preferential dividends, if any.

If Halliburton is liquidated, dissolved or wound up, the holders of Halliburton common stock will share pro rata in Halliburton’s assets after satisfaction of all of its liabilities and the prior rights of any outstanding class of preferred stock.

Halliburton common stock is listed on the New York Stock Exchange under the symbol “HAL.” Any additional common stock that Halliburton will issue will also be listed on the New York Stock Exchange.

Preferred Stock

The Halliburton Board has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The Halliburton Board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion rights;

•	redemption rights, including pursuant to a sinking fund;

•	our purchase obligations, including pursuant to a sinking fund; and

•	liquidation preferences.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Halliburton common stock. It also could affect the likelihood that holders of Halliburton common stock will receive dividend payments and payments upon liquidation.

Anti-Takeover Provisions

Some provisions of Delaware law, Halliburton’s certificate of incorporation and by-laws summarized below could make certain change of control transactions more difficult, including acquisitions of Halliburton by means of a tender offer, proxy contest or otherwise, as well as removal of Halliburton’s incumbent directors. These provisions may have the effect of preventing changes in Halliburton’s management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Business Combinations Under Delaware Law

Halliburton is a Delaware corporation and is subject to Section 203 of the DGCL. Generally, Section 203 prevents (i) a person who owns 15% or more of Halliburton’s outstanding voting stock (an “interested stockholder”), (ii) an affiliate or associate of Halliburton who was also an interested stockholder at any time within three years immediately prior to the date of determination and (iii) the affiliates and associates of any such persons from engaging in any business combination with Halliburton, including mergers or consolidations or acquisitions of additional shares, for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

•	before the person became an interested stockholder, the Halliburton Board approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Halliburton voting stock that was outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by both the Halliburton Board and the holders of at least two-thirds of Halliburton outstanding voting stock that is not owned by the interested stockholder.

Number and Election of Directors

Halliburton’s by-laws provide that the number of directors shall not be less than 8 nor more than 20, with the number of directors to be fixed from time to time by or in the manner provided in the by-laws. Halliburton’s by-laws provide that the number of directors shall be fixed by resolution of the board of directors or by the stockholders at the annual meeting, and that in the event of a vacancy or newly created directorship, the remaining directors have the sole power to fill any such vacancies.

Limitation of Stockholder Actions

Any Halliburton stockholder wishing to submit a nomination to the Halliburton Board must follow certain procedures contained in Halliburton’s by-laws. In addition, Halliburton’s by-laws require written application by a holder of at least 10% of the outstanding Halliburton voting stock or two or more holders owning in the aggregate at least 25% of the outstanding Halliburton voting stock to call a special meeting of the Halliburton stockholders. Generally, a notice of a stockholder proposal or nomination of a director candidate is timely if it is received not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting. Halliburton’s by-laws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting to the extent they do not comply with the requirements in these advance notice procedures.

Authorized but Unissued Shares

Halliburton’s certificate of incorporation provides that the authorized but unissued shares of preferred stock are available for future issuance without stockholder approval and does not preclude the future issuance without stockholder approval of the authorized but unissued shares of Halliburton’s common stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of Halliburton by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Halliburton’s By-laws

Halliburton’s by-laws may be amended or repealed or new by-laws may be adopted (i) by the affirmative vote of the majority of the Halliburton Board or (ii) at any annual or special meeting of the stockholders where a quorum is present by the affirmative vote of the majority of the stockholders entitled to vote at such meeting.

Limitation of Director Liability and Indemnification Arrangements

Halliburton’s by-laws contain provisions that provide for indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under, the DGCL, which empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

As permitted by the DGCL, Halliburton’s certificate of incorporation contains a provision eliminating the personal liability of Halliburton’s directors to Halliburton or Halliburton’s stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions. Halliburton’s limitation of liability and indemnification provisions may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors or officers, even though such an action, if successful, might otherwise benefit Halliburton and stockholders of Halliburton.

Transfer Agent and Registrar

The transfer agent and registrar for Halliburton common stock is Computershare Shareowner Services LLC.

EXPERTS

Halliburton

The consolidated financial statements of Halliburton Company as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated by reference in this joint proxy statement/prospectus in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Baker Hughes

The consolidated financial statements, and the related financial statement schedule, incorporated in this joint proxy statement/prospectus by reference from Baker Hughes’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of Baker Hughes’s and its subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

HOUSEHOLDING

Halliburton

As allowed under SEC rules, Halliburton is delivering only one copy of this joint proxy statement/prospectus to multiple stockholders sharing an address unless it has received contrary instructions from one or more of the stockholders. Upon written or oral request, Halliburton will promptly deliver a separate copy of this joint proxy statement/prospectus to any stockholder at a shared address to which a single copy of the document was delivered. If you are a stockholder and would like to request an additional copy of this joint proxy statement/prospectus now or with respect to future mailings (or to request to receive only one copy of this joint proxy statement/prospectus if you are currently receiving multiple copies), please call (713) 439-8600 or write to Halliburton Company, Attn: Vice President and Corporate Secretary, 3000 N. Sam Houston Parkway East, Administration Building, Houston, Texas 77032.

Baker Hughes

As allowed under SEC rules, Baker Hughes is delivering only one copy of this joint proxy statement/prospectus to multiple stockholders sharing an address unless it has received contrary instructions from one or more of the stockholders. Upon written or oral request, Baker Hughes will promptly deliver a separate copy of this joint proxy statement/prospectus to any stockholder at a shared address to which a single copy of the document was delivered. If you are a stockholder and would like to request an additional copy of this joint proxy statement/prospectus now or with respect to future mailings (or to request to receive only one copy of this joint proxy statement/prospectus if you are currently receiving multiple copies), please call (713) 439-8600 or write to Baker Hughes Incorporated, Attn: Corporate Secretary, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019.

LEGAL MATTERS

The validity of the Halliburton common stock offered by this joint proxy statement/prospectus will be passed upon for Halliburton by Baker Botts L.L.P.

Certain United States federal income tax consequences of the transaction will be passed upon by Baker Botts L.L.P. for Halliburton and Davis Polk & Wardwell LLP for Baker Hughes.

FUTURE STOCKHOLDER PROPOSALS

Halliburton

Pursuant to Halliburton’s by-laws, in order for a stockholder to bring business before a special meeting, the stockholder must give timely notice in writing to Halliburton’s Corporate Secretary. To be timely, a stockholder’s notice must be received by the Corporate Secretary of Halliburton at the principal executive offices of Halliburton not later than the close of business on the 10th day following the first public announcement of such special meeting. As of February 13, 2015, Halliburton’s Vice President and Corporate Secretary had not received any such notices.

The deadline to include a proposal in the Halliburton proxy statement for the 2015 annual meeting of stockholders has passed. In order to be considered for inclusion in the proxy statement for the 2016 annual meeting of stockholders, notice must be provided to Halliburton’s Corporate Secretary at Halliburton Company, 3000 N. Sam Houston Parkway East, Administration Building, Houston, Texas 77032 not less than 90 days nor more than 120 days prior to the anniversary date of the 2015 annual meeting of stockholders, or no later than February 20, 2016 and no earlier than January 21, 2016, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act.

Baker Hughes

Pursuant to Baker Hughes’s bylaws, business transacted at any special meeting is limited to the purposes stated in the notice of such meeting.

The deadline to include a proposal in the Baker Hughes proxy statement for the 2015 annual meeting of stockholders has passed. In order to be considered for inclusion in the proxy statement for the 2016 annual meeting of stockholders, should one be held, stockholder proposals must be submitted in writing and received by the Corporate Secretary of Baker Hughes at its principal executive offices located at 2929 Allen Parkway, Suite 2100, Houston, Texas 77019 not less than 120 days, nor more than 150 days, before the one year anniversary of the date on which Baker Hughes’s proxy statement was released to stockholders in connection with the 2015 annual meeting of stockholders, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the Halliburton Board nor the Baker Hughes Board expects a vote to be taken on any matters at the Halliburton special meeting or the Baker Hughes special meeting other than as described in this joint proxy statement/prospectus. A properly executed proxy gives the persons named as proxies on the proxy card authority to vote in their discretion with respect to any other matters that properly come before the applicable special meeting.

WHERE YOU CAN FIND MORE INFORMATION

Halliburton and Baker Hughes file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at l-800-SEC-0330. The SEC also maintains an internet site that contains information Halliburton and Baker Hughes have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You also obtain information about Halliburton and Baker Hughes at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Halliburton has filed a registration statement on this Form S-4 to register with the SEC the Halliburton common stock to be issued to Baker Hughes stockholders upon completion of the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Halliburton in addition to being a proxy statement of Halliburton and Baker Hughes for their respective special meetings. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement and the accompanying exhibits.

The SEC allows Halliburton and Baker Hughes to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents listed below that Halliburton and Baker Hughes have previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in connection with SEC rules). These documents contain important information about Halliburton and Baker Hughes and their financial position, respectively.

Halliburton SEC Filings (File No. 1-03492)

•	Annual Report on Form 10-K for the year ended December 31, 2013;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Current Reports on Form 8-K filed on January 7, 2014, February 18, 2014, February 18, 2014, February 27, 2014, March 19, 2014, May 23, 2014, July 21, 2014, August 6, 2014, September 5, 2014, November 17, 2014, November 18, 2014 and December 9, 2014; and

•	The description of Halliburton common stock set forth in the Registration Statement on Form 8-B filed with the SEC on December 12, 1996, and any amendment or report filed for the purpose of updating such description.

Baker Hughes SEC Filings (File No. 1-09397)

•	Annual Report on Form 10-K for the year ended December 31, 2013;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Current Reports on Form 8-K filed on January 28, 2014, April 29, 2014, May 9, 2014, June 10, 2014, September 10, 2014, November 14, 2014, November 17, 2014, November 17, 2014, November 18, 2014 and December 10, 2014; and

•	The description of Baker Hughes common stock set forth in the Registration Statement on Form 8-A, filed with the SEC on August 24, 2007.

Halliburton and Baker Hughes also are incorporating by reference additional documents that the companies file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the special meetings

All information contained or incorporated by reference into this joint proxy statement/prospectus relating to Halliburton has been supplied by Halliburton, and all information about Baker Hughes has been supplied by Baker Hughes.

If you are a stockholder, Halliburton and Baker Hughes may have sent you some of the documents incorporated by reference, but you can obtain any of them through Halliburton, Baker Hughes or the SEC. Documents incorporated by reference are available from Halliburton and Baker Hughes without charge, excluding all exhibits unless Halliburton and Baker Hughes have specifically incorporated by reference an exhibit in this joint proxy statement/prospectus. Stockholders may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Halliburton Company Investor Relations 3000 North Sam Houston Parkway East Houston, Texas 77032 (281) 871-2688	Baker Hughes Incorporated Attention: Vice President and Corporate Secretary 2929 Allen Parkway, Suite 2100 Houston, Texas 77019 (713) 439-8600

If you would like to request documents from Halliburton, please do so by March 20, 2015, in order to receive them before the Halliburton special meeting. If you would like to request documents from Baker Hughes, please do so by March 20, 2015, in order to receive them before the Baker Hughes special meeting.

You also can get more information by visiting Halliburton’s web site at www.halliburton.com and Baker Hughes’s web site at www.bakerhughes.com. Web site materials are not part of this joint proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus to vote on the proposals to the Halliburton stockholders and the Baker Hughes stockholders in connection with the merger, as the case may be. Halliburton and Baker Hughes have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [                    ], 2015. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of shares of Halliburton common stock as contemplated by the merger agreement shall create any implication to the contrary.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of November 16, 2014

among

HALLIBURTON COMPANY

RED TIGER LLC

and

BAKER HUGHES INCORPORATED

A-i

A-ii

A-iii

Page

Section 10.5	Counterparts; Facsimile Transmission of Signatures	A-89

Section 10.6	Assignment; No Third Party Beneficiaries	A-89

Section 10.7	Expenses	A-89

Section 10.8	Severability	A-89

Section 10.9	Entire Agreement	A-89

A-iv

INDEX OF DEFINED TERMS

Term	Section
Adjusted Option	3.4(a)
Affiliate	4.24
Agreement	Recital
Antitrust Action	7.6(d)
Antitrust Termination Fee	9.5(a)
Anti-Corruption Laws	4.23(b)
Appraisal Shares	3.2
Board	Recital
Book Entry Share	3.1(b)
Bribery Act	4.23(b)
Business Day	1.2(a)
Cash Portion	3.1(a)
Cash Portion Exchange Ratio	3.4(a)
Certificate of Merger	1.2(b)
Chancery Court	10.4(b)
Cleanup	4.14(h)
Closing	1.2(a)
Closing Date	1.2(a)
Code	Recital
Company	Recital
Company Acquisition Agreement	7.11(c)
Company Alternative Proposal	7.11(e)
Company Balance Sheet	4.13(a)
Company Benefit Plans	4.11(a)
Company Board Recommendation	7.1(c)
Company Change in Recommendation	7.11(c)
Company Common Stock	Recital
Company Directors	2.3
Company Disclosure Letter	4
Company Financial Advisor	4.10
Company Financial Statements	4.5(b)
Company Incentive Awards	3.4(h)
Company Intervening Event	7.11(d)
Company Intervening Event Change in Recommendation	7.11(d)
Company Material Adverse Effect	4.1(b)
Company Notice of Change in Recommendation	7.11(c)
Company Notice of Intervening Event Change in Recommendation	7.11(d)
Company Option	3.4(a)
Company Performance Units	3.4(d)
Company Preferred Stock	4.2(a)
Company Restricted Stock	3.4(b)
Company Restricted Stock Unit	3.4(c)

A-i

Term	Section
Company SEC Reports	4.5(a)
Company Special Meeting	7.1(c)
Company Standstill Agreement	7.11(a)
Company Stock Plans	3.4(a)
Company Subsidiaries	4.1(a)
Company Superior Proposal	7.11(e)
Company Terminable Breach	9.4(a)
Company Termination Fee	9.5(a)
Continuing Employee	7.3(a)
Detriment Limit	7.6(d)
DGCL	Recitals
EC Merger Regulation	4.3(c)
Effective Time	1.2(b)
Environmental Claim	4.14(c)
Environmental Laws	4.14(a)
Environmental Permits	4.14(b)
ERISA	4.11(a)
ESPP	3.4(i)
Exchange Act	4.3(c)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Expenses	9.5(a)
FCPA	4.23(b)
Financing Sources	10.4(a)(ii)
Foreign Company Benefit Plan	4.11(g)
GAAP	4.1(b)
Governmental Entity	4.3(c)
Hazardous Material	4.14(h)
Hedge	6.1(b)(xvii)
HSR Act	4.3(c)
Indemnification Obligations	7.13(a)
Indemnified Persons	7.13(a)
Intellectual Property	4.19
Investment Company Act	4.17
Laws	4.3(b)
Liabilities	4.9
Lien	4.3(b)
Limited Liability Company Act	Recital
Market Price	3.1(f)
Material Contracts	4.21(a)
Merger	Recital
Merger Consideration	3.1(a)
Merger Sub	Recital
Money Laundering Laws	4.23(d)
NYSE	3.1(f)
OFAC	4.23(e)
Parent	Recital
Parent Acquisition Agreement	7.12(c)

A-ii

Term	Section
Parent Alternative Proposal	7.12(e)
Parent Balance Sheet	5.12(a)
Parent Benefit Plans	5.10(a)
Parent Board Recommendation	7.1(d)
Parent Change in Recommendation	7.12(c)
Parent Common Stock	3.1(a)
Parent Disclosure Letter	5
Parent Financial Advisors	5.9
Parent Financial Statements	5.4(b)
Parent Intervening Event	7.12(d)
Parent Intervening Event Change in Recommendation	7.12(d)
Parent Material Adverse Effect	5.1(b)
Parent Notice of Change in Recommendation	7.12(c)
Parent Notice of Intervening Event Change in Recommendation	7.12(d)
Parent Plans	7.3(b)
Parent Preferred Stock	5.2(a)
Parent Proposal	5.11(b)
Parent SEC Reports	5.4(a)
Parent Special Meeting	7.1(d)
Parent Standstill Agreement	7.12(a)
Parent Subsidiaries	5.1(a)
Parent Superior Proposal	7.12(e)
Parent Terminable Breach	9.3(a)
Parent Termination Fee	9.5(a)
PBGC	4.11(b)
Permitted Lien	4.3(b)
Person	4.4(a)
Prohibited Person	4.23(e)
Proxy/Prospectus	4.8
Registration Statement	4.8
Regulatory Law	7.6(f)
Release	4.14(h)
Representative	7.11(a)
Required Company Vote	4.12(b)
Required Parent Vote	5.11(b)
Sarbanes-Oxley Act	4.5(d)
SEC	3.4(k)
Section 409A	3.4(a)
Securities Act	4.2(c)
Specified Company SEC Disclosure	4
Specified Parent SEC Disclosure	5
Stock Award Exchange Ratio	3.4(a)
Stock Certificate	3.1(b)
Stock Exchange Ratio	3.1(a)
Subsidiary	4.4(a)
Surviving Entity	1.1
Tax	4.13(e)
Tax Return	4.13(f)
Termination Date	9.2(a)

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 16, 2014, among Halliburton Company, a Delaware corporation (“Parent”), Red Tiger LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Parent (“Merger Sub”), and Baker Hughes Incorporated, a Delaware corporation (the “Company”).

WHEREAS, the parties intend that the Company be merged with and into Merger Sub, with Merger Sub surviving the merger on the terms and subject to the conditions set forth herein (the “Merger”).

WHEREAS, the board of directors (the “Board”) of the Company has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company.

WHEREAS, the Board of Parent has resolved to submit to the stockholders of Parent for their approval the issuance of shares of Parent Common Stock (as defined in Section 3.1(a)).

WHEREAS, as a result of the Merger, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “Limited Liability Company Act”), each issued and outstanding share of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) (other than shares of Company Common Stock owned by the Company, Parent, Merger Sub, the Surviving Entity or any wholly owned Subsidiary (as defined in Section 4.4(a)) of the Company or Parent immediately prior to the Effective Time (as defined in Section 1.2(b) and other than Appraisal Shares (as defined in Section 3.2)), will, upon the terms and subject to the conditions set forth herein, be converted into the right to receive the Merger Consideration (as defined in Section 3.1(a)).

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties and covenants contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger.

Upon the terms and subject to the satisfaction or waiver of the conditions hereof, and in accordance with the applicable provisions of this Agreement and the DGCL and the Limited Liability Company Act, at the Effective Time, the Company shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving entity in the Merger as a wholly owned Subsidiary of Parent. Merger Sub as the surviving entity after the Merger is sometimes referred to as the “Surviving Entity.”

Section 1.2 Closing; Effective Time.

(a) Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m. (Central time) on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law (as defined in Section 4.3(b)) waiver of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002, unless another date, time or place is agreed to in writing between Parent and the Company. The “Closing Date” is the date on which the Closing occurs. “Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

(b) Effective Time. On the Closing Date or as promptly as practicable thereafter, the Company shall cause the Merger to be consummated by filing a certificate of merger, in accordance with the DGCL and the Limited Liability Company Act, with the Secretary of State of the State of Delaware (the “Certificate of Merger”), in such form as required by, and executed in accordance with the relevant provisions of, the DGCL and the Limited Liability Company Act (the time of such filing (or such later time as is specified in such Certificate of Merger as agreed between Parent and the Company) being the “Effective Time”).

Section 1.3 Effect of the Merger.

At the Effective Time, the Merger will have the effects set forth in this Agreement and the applicable provisions of the DGCL and the Limited Liability Company Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and the Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

ARTICLE II

THE SURVIVING ENTITY

Section 2.1 Certificate of Formation; Limited Liability Company Agreement.

The certificate of formation of Merger Sub shall be and remain the certificate of formation of the Surviving Entity from and after the Effective Time, until thereafter amended in accordance with the Limited Liability Company Act. The limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Entity from and after the Effective Time, until thereafter amended in accordance with the Limited Liability Company Act, the Surviving Entity’s Certificate of Formation and such limited liability company agreement.

Section 2.2 Managers and Officers of the Surviving Entity.

From and after the Effective Time, the managers and officers of Merger Sub shall be the managers and officers of the Surviving Entity, in each case, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified in accordance with the Surviving Entity’s Certificate of Formation and the Limited Liability Company Act.

Section 2.3 Directors and Officers of Parent.

Prior to the Effective Time, Parent shall use its reasonable best efforts to take all necessary corporate action so that upon and after the Effective Time the size of the Board of Parent is increased by three members, and three members of the Board of the Company who are independent with respect to Parent selected by mutual agreement of Company and Parent (the “Company Directors”) are appointed to the Board of Parent to fill the vacancies on the Board of Parent created by such increase. Parent, through the Board of Parent and subject to the Board of Parent’s fiduciary duties to the stockholders of Parent, shall take all necessary action to nominate the Company Directors for election to the Board of Parent in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Closing.

ARTICLE III

CONVERSION OF SHARES

Section 3.1 Effect on Capital Stock.

As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any other holder of any shares of capital stock of the Company or limited liability company interests of Merger Sub:

(a) Conversion of Company Common Stock. Subject to Section 3.1(f), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 3.1(d) and any Appraisal Shares) shall be converted automatically at the Effective Time into the right to receive 1.12 shares of common stock of the Parent (the “Stock Exchange Ratio”), par value $2.50 per share (the “Parent Common Stock”), and $19.00 in cash (the “Cash Portion,” and together with the Stock Exchange Ratio, the “Merger Consideration”).

(b) Certificates. All shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented such shares of Company Common Stock (a “Stock Certificate”) or (ii) a non-certificated share of Company Common Stock held by book entry (a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Stock Certificate or Book Entry Share in accordance with Section 3.3: (A) the Merger Consideration, (B) certain dividends and other distributions under Section 3.1(e), and (C) cash in lieu of fractional shares of Parent Common Stock under Section 3.1(f), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Stock Certificate or Book Entry Share in accordance with Section 3.3.

(c) Adjustments. If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock or Company Common Stock shall be changed or proposed to be changed into a different number or class of shares by reason of the occurrence of or record date with respect to any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment, in any such case within such period, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Merger Consideration to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.1(c) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(d) Treatment of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Parent, Merger Sub, the Surviving Entity or any wholly owned Subsidiary of the Company or Parent immediately prior to the Effective Time shall be canceled and no cash, Parent Common Stock or other consideration shall be delivered in exchange therefor and no payment or distribution shall be made with respect thereto.

(e) Dividends and Distributions. No dividends or other distributions declared or made having a record date after the Effective Time with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered Stock Certificate or Book Entry Share with respect to the applicable Merger Consideration represented thereby until the holder of record of such Stock Certificate or Book Entry Share has surrendered such Stock Certificate or Book Entry Share in accordance with Section 3.3. Subject to the effect of applicable Laws (including escheat and abandoned property laws), following surrender of any such Stock Certificate or Book Entry Share, there shall be paid to the holder thereof, without interest, in addition to the applicable Merger Consideration, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the Merger Consideration, and (ii) if the payment date for any dividend or distribution payable with respect to the Merger Consideration has not occurred prior to the surrender of such Stock Certificate or Book Entry Share, at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time (but prior to the surrender of such Stock Certificate) and a payment date subsequent to the surrender of such Stock Certificate or Book Entry Share. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(f) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger, no dividend or other distribution, stock split or interest shall relate to any such fractional share interest and fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking account of all Stock Certificates and Book Entry Shares delivered by such holder) shall be entitled to receive, in lieu thereof, an amount in cash (without interest) equal to such fraction of a share of Parent Common Stock rounding to the nearest ten thousandth of a share that such holder would otherwise be entitled to receive pursuant to Section 3.1(a) multiplied by the Market Price rounded to the nearest whole cent. “Market Price” means the volume-weighted average price per share of Parent Common Stock for the five (5) most recent trading days ending on the third full trading day prior to the Effective Time for sales conducted regular way on the New York Stock Exchange (“NYSE”), as such volume-weighted average price is calculated on the VAP screen on the Bloomberg Professional (TM) Service and shown as VWAP for such period.

(g) Membership Interests of Merger Sub. The membership interests of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute the only outstanding membership interests of the Surviving Entity.

Section 3.2 Appraisal Rights.

Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1, but instead at the Effective Time shall become the right to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (i) such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock (provided that the failure of the Company to deliver such prompt notice shall not constitute a breach of this Agreement) and the Company shall provide Parent with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 3.3 Surrender and Payment.

(a) Exchange Agent. Prior to the Effective Time, Parent shall authorize one or more transfer agent(s) reasonably satisfactory to the Company to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”). Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of the Company Common Stock, for exchange in accordance with this Article III through the Exchange Agent, sufficient cash and Parent Common Stock to make pursuant to this Article III all deliveries of cash and Parent Common Stock payable in connection with the Merger (the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration in exchange for surrendered shares of Company Common Stock pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.3(d), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedure. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record as of the Effective Time of (i) each Stock Certificate and (ii) each Book Entry Share, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Stock Certificates to the Exchange Agent or, in the case of Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall be in a form reasonably acceptable to the Company), and (B) instructions for use in effecting the surrender of the Stock Certificates and Book Entry Shares in exchange for the Merger Consideration as provided in Section 3.1(a). Exchange of any Book Entry Shares shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry. Promptly after the Effective Time, upon surrender of a Stock Certificate or Book Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Stock Certificate or Book Entry Share shall be entitled to receive in exchange therefor (x) one or more shares of Parent Common Stock (which shall only be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (y) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 3.1 and this Article III, including cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.1(f) and dividends and other distributions pursuant to Section 3.1(e), and the Stock Certificate or Book Entry Share so surrendered shall forthwith be canceled. No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Stock Certificates or Book Entry Shares. Parent shall cause the Exchange Agent to make all payments required pursuant to the preceding sentence as soon as practicable following the valid surrender of Stock Certificates or Book Entry Shares. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a Person other than the Person in whose name the Stock Certificate so surrendered is registered, if such Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Stock Certificate or establish to the satisfaction of the Surviving Entity that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.3(b), each Stock Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable pursuant to Section 3.1(a) in respect of the shares of Company Common Stock represented by such Stock Certificates or Book Entry Shares, any cash in lieu of fractional shares to which the holders thereof are entitled pursuant to Section 3.1(f) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.1(e), without any interest thereon.

(c) No Further Ownership Rights in Company Common Stock; Transfer Books. All Merger Consideration issued upon the surrender of Stock Certificates and Book Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Stock theretofore represented by such Stock Certificates or Book Entry Shares, subject, however, to the Surviving Entity’s obligation to pay any dividends or other distributions pursuant to Section 3.1(e) and cash in lieu of fractional shares pursuant to Section 3.1(f) or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. Parent shall deposit with the Exchange Agent, for the benefit of the holders of Company Common Stock entitled thereto, sufficient cash or immediately available funds to make the payments contemplated in the preceding sentence. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates or Book Entry Shares are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be canceled and exchanged for the Merger Consideration payable pursuant to Section 3.1(a) in respect of the shares of Company Common Stock represented by such Stock Certificates or Book Entry Shares, any cash in lieu of fractional shares to which the holders thereof are entitled pursuant to Section 3.1(f) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.1(e), without any interest thereon.

(d) Termination of Fund; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Entity shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest or other income received with respect thereto) that remains unclaimed by holders of Stock Certificates and Book Entry Shares (other than Appraisal Shares), and thereafter such holders shall be entitled to look to the Surviving Entity (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof to exchange such Stock Certificates or Book Entry Shares or to pay amounts to which such holder is entitled pursuant to Section 3.1(a) upon due surrender of their Stock Certificates and Book Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Stock Certificates or Book Entry Shares shall not have been surrendered immediately prior to such date on which any payment pursuant to this Article III would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 4.3(c)), the Merger Consideration and other amounts payable under this Article III in respect of such Stock Certificate or Book Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of all claims or interests of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Stock Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue to such holder the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Stock Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.1(f) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.1(e), in each case, without any interest thereon, in exchange for such lost, stolen or destroyed Stock Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, the posting by such holder of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Stock Certificates, with such assurances as the Exchange Agent, in its discretion and as a condition precedent to the payment of the Merger Consideration, may reasonably require of the holder of such lost, stolen or destroyed Stock Certificates.

(f) Withholding Taxes. Parent and the Surviving Entity shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable to a holder of Company Common Stock pursuant to this Agreement any stock transfer taxes and such amounts as are required to be withheld or deducted under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding were made.

(g) Investment of Exchange Fund. The Exchange Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent. Any interest or other income resulting from such investments shall be paid to the Surviving Entity pursuant to Section 3.3(d). The parties hereto agree that, for United States federal income tax reporting purposes, the Surviving Entity shall be the owner of the Exchange Fund. If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under this Article III, Parent shall take all steps necessary to promptly, or to enable or cause the Surviving Entity to promptly, deposit with the Exchange Agent additional Merger Consideration or other cash sufficient to make all payments required under this Agreement, and Parent and the Surviving Entity shall in any event be liable for payment thereof. The Surviving Entity shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares for the Merger Consideration.

(h) Further Assurances. At and after the Effective Time, the officers of the Surviving Entity will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

Section 3.4 Treatment of Options and other Equity Awards.

(a) Each outstanding option to purchase shares of Company Common Stock (a “Company Option”) granted under the Company’s 2002 Employee Long-Term Incentive Plan, the 2002 Director & Officer Long-Term Incentive Plan, the BJ Services Company 2000 Incentive Plan, the BJ Services Company 2003 Incentive Plan or the Baker Hughes Incorporated Director Compensation Deferral Plan, each as amended to date (the “Company Stock Plans”), that is outstanding and unexercised immediately prior to the Effective Time shall be treated as follows as of the Effective Time. Any Company Option that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent a right to acquire Company Common Stock and shall be converted into a right to acquire Parent Common Stock (an “Adjusted Option”) which shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company Option immediately prior to the Effective Time (including, without limitation, acceleration of vesting in connection with the transactions contemplated by this Agreement), except that such Adjusted Option shall be with respect to that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (y) the Stock Award Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the exercise price per share of Company Common Stock of such Company Option by (b) the Stock Award Exchange Ratio; provided that the exercise price and/or the number of shares of Parent Common Stock that may be purchased under the Adjusted Option shall be further adjusted to the extent required to remain compliant with, or exempt from, the requirements of Section 409A of the Code and the Treasury Regulations issued thereunder (collectively, “Section 409A”); and provided further, that in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, the exercise price and the number of shares of Parent Common Stock subject to the Adjusted Option shall be determined in a manner consistent with the requirements of Section 424 of the Code and the Treasury Regulations issued thereunder. For purposes of this Agreement, “Stock Award Exchange Ratio” means the sum of the Stock Exchange Ratio and the Cash Portion Exchange Ratio. The “Cash Portion Exchange Ratio” means the quotient obtained by dividing (i) the Cash Portion by (ii) the Market Price.

(b) Immediately prior to the Effective Time, the restrictions on each restricted share of Company Common Stock (the “Company Restricted Stock”) granted and then outstanding under the Company Stock Plans shall, without any action on the part of the holder thereof, the Company, Parent or Merger Sub, lapse, and each such share of Company Restricted Stock shall be fully vested at such time, and each such share of Company Restricted Stock will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, a share of Company Common Stock not subject to any restrictions.

(c) As of the Effective Time, the restrictions on each restricted stock unit with respect to Company Common Stock (a “Company Restricted Stock Unit”) granted and then outstanding, whether or not vested, under the Company Stock Plans shall, without any action on the part of the holder thereof, the Company, Parent or Merger Sub, be canceled and converted into the right to receive, as soon as practicable after the Effective Time, the Merger Consideration based on the total number of shares of Company Common Stock subject to such Company Restricted Stock Unit immediately prior to the Effective Time.

(d) With respect to any performance unit awards (“Company Performance Units”) that provide for settlement in the medium of cash and that are outstanding as of the Effective Time, such Company Performance Units shall, without any action on the part of the holder thereof, the Company, Parent or Merger Sub, be settled by delivery of an amount of cash as described in the award agreement applicable to such holder thereof as soon as practicable after the Effective Time.

(e) With respect to any Company Performance Units that provide for settlement in the medium of Company Common Stock and that are outstanding as of the Effective Time, such Company Performance Units shall, without any action on the part of the holder thereof, the Company, Parent or Merger Sub, be canceled and converted into the right to receive, as soon as practicable after the Effective Time, the per share Merger Consideration for each of the units under the Company Performance Units, prorated in the same manner (specified in the applicable award agreements) as if the Company Performance Units had been payable in shares of Company Common Stock.

(f) The parties hereto acknowledge and agree that the transactions contemplated by this Agreement constitute a “change in control” for purposes of the Company Stock Plans and that the vesting of all Company Options, Company Restricted Stock and Company Restricted Stock Units that were granted on or prior to the date of this Agreement and that are outstanding and unvested as of immediately prior to the Effective Time shall accelerate in full at the Effective Time in accordance with their terms.

(g) Notwithstanding Section 3.4(a) through Section 3.4(f), any Company Option, Company Restricted Stock Unit, Company Performance Unit or Company Restricted Stock that is granted after the date hereof shall be treated as described in this Section 3.4(g). Any award of Company Restricted Stock Units granted after the date hereof that is outstanding immediately prior to the Effective Time, whether or not vested, shall, as of the Effective Time, cease to represent a right to receive Company Common Stock and shall be converted into a right with respect to a number of whole shares of Parent Common Stock (rounded down to the nearest whole share) that is equal to the number of shares of Company Common Stock subject to such award immediately prior to the Effective Time multiplied by the Stock Award Exchange Ratio, which right shall (subject to Section 7.3(i)) continue to have, and shall be subject to, the same terms and conditions as applied to such Company Restricted Stock Units immediately prior to the Effective Time. Any Company Option granted after the date hereof that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be treated in the manner specified in Section 3.4(a), except that there shall be no acceleration of vesting or exercisability of such Company Option solely as a result of the consummation of the corporate transactions contemplated hereby. Any award of Company Performance Units that is granted after the date hereof, that provides for settlement in the medium of Company Common Stock and that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent Company Common Stock and shall be converted into a right with respect to a number of whole shares of Parent Common Stock (rounded down to the nearest whole share) that is equal to the product of (x) the number of shares of Company Common Stock subject to such award immediately prior to the Effective Time multiplied by (y) the Stock Award Exchange Ratio, which right shall (subject to Section 7.3(i)) continue to have, and shall be subject to, the same terms and conditions as applied to such awards immediately prior to the Effective Time, provided that such awards shall only be subject to time-based vesting after the Effective Time. Any award of Company Restricted Stock that is granted after the date hereof that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be converted into an award of such number of restricted shares of Parent Common Stock (rounded down to the nearest whole share) that is equal to the product of (A) the number of shares of Company Restricted Stock subject to such award immediately prior to the Effective Time multiplied by (B) the Stock Award Exchange Ratio, which award shall (subject to Section 7.3(i)) continue to have, and shall be subject to, the same terms and conditions as applied to such award of Company Restricted Stock immediately prior to the Effective Time.

(h) The Surviving Entity and Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Section 3.4 to any holders of Company Options, Company Restricted Stock, Company Restricted Stock Units or Company Performance Units (collectively, “Company Incentive Awards”) such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Entity, Parent or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of such Company Incentive Awards, as applicable, in respect of which the deduction and withholding was made by the Surviving Entity, Parent or the Exchange Agent, as the case may be.

(i) On or prior to December 31, 2014, the Company shall take such actions as are necessary to amend the Company’s Employee Stock Purchase Plan (the “ESPP”) to provide that if the Company shall not be the surviving corporation in any merger (or survives only as a subsidiary of another entity) constituting a Change in Control (as defined in the Company’s 2002 Director & Officer Long-Term Incentive Plan and the 2002 Employee Long-Term Incentive Plan) that occurs prior to the last day of an Offering Period (as defined in the ESPP), there shall be no purchases of stock of the Company or of any other entity for such Offering Period and the ESPP option holders’ accumulated payroll deductions for such Offering Period shall be returned to the ESPP option holders without interest.

(j) Schedule 3.4 of the Company Disclosure Letter identifies in reasonable detail the Company Incentive Awards outstanding on the date of this Agreement. Promptly following request by Parent after the date hereof, the Company will deliver to Parent a true and complete list of the Company Incentive Awards on the date of this Agreement, setting forth, as applicable, (i) the number of shares, or the maximum amount of cash subject to Company Performance Units settled in cash, originally subject to such awards on a grant by grant basis, (ii) the number of shares remaining subject to such awards on a grant by grant basis, (iii) the dates on which such awards were granted, (iv) the exercise prices applicable to such awards and (v) the Company Stock Plan under which such awards were granted.

(k) Parent shall take all action necessary or appropriate to have available for issuance under an effective registration statement filed with the United States Securities and Exchange Commission (the “SEC”) a sufficient number of shares of Parent Common Stock for delivery upon exercise, settlement or vesting of the Adjusted Options and the converted Company Performance Units, Company Restricted Stock Units and Company Restricted Stock.

(l) As of the Effective Time, except as provided in this Section 3.4, all rights under any Company Incentive Award and any provision of the Company Stock Plans providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be canceled. The Company shall use its reasonable best efforts to ensure that, as of and after the Effective Time, except as provided in this Section 3.4, no Person shall have any rights under the Company Stock Plans or any other plan, program or arrangement with respect to securities of the Company, the Surviving Entity or any Subsidiary thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the disclosure letter, delivered by Company to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each schedule of which corresponds to a numbered and/or lettered section of this Agreement and of which disclosure made in any section of the Company Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and all other sections of the Company Disclosure Letter to the extent that it is reasonably apparent that such disclosure is responsive), or (ii) the Company SEC Reports (as defined in Section 4.5(a)) filed with the SEC between December 31, 2013 and the date of this Agreement (excluding any disclosure set forth in any risk factor section or forward looking statements section, the “Specified Company SEC Disclosure”), to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Disclosure is responsive to the matters set forth in this Article IV, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization; Good Standing and Qualification.

(a) The Company and each entity that is a Subsidiary of the Company as of the date hereof (the “Company Subsidiaries”) is a corporation, limited liability company, partnership or other entity duly organized and validly existing under the laws of the jurisdiction of its organization and has all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted.

(b) The Company and each of the Company Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed does not constitute a Company Material Adverse Effect. A “Company Material Adverse Effect” means, with respect to the Company, any fact, circumstance, occurrence, event, development, change or condition, either individually or together with one or more other contemporaneously existing facts, circumstances, occurrences, events, developments, changes or conditions that is, or would reasonably be expected to be, materially adverse to the business or financial condition of the Company and the Company Subsidiaries considered collectively as a single enterprise; provided, however, that any such fact, circumstance, occurrence, event, development, change or condition (or combination thereof) shall not be considered in determining whether a Company Material Adverse Effect has occurred to the extent it results from (A) a change in Law, or the United States generally accepted accounting principles (“GAAP”) or interpretations thereof, (B) general economic, market, oilfield services industry, or political conditions (including acts of terrorism or war or other force majeure events), (C) any change in the Company’s stock price, trading volume or credit rating (unless due to a circumstance which would separately constitute a Company Material Adverse Effect), (D) the announcement or pendency of this Agreement, any actions taken in compliance with this Agreement or the consummation of the Merger, (E) acts of God, earthquakes or similar catastrophes, any weather related event or any outbreak of illness or other public health event, or (F) the failure of the Company to meet internal or analysts’ expectations, projections or budgets (unless due to a circumstance which would separately constitute a Company Material Adverse Effect); provided, however, that (i) any fact, circumstance, occurrence, effect, development, change or condition referred to in clauses (A), (B) or (E) shall be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred to the extent, but only to the extent, such fact, circumstance, occurrence, effect, development, change or condition adversely affects the Company in a disproportionate manner as compared to other participants in the oilfield services industry.

(c) The copies of the certificate of incorporation and bylaws of the Company which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and Current Report on Form 8-K filed on June 10, 2014, respectively are complete and correct copies of such documents as amended and in effect on the date of this Agreement.

Section 4.2 Capitalization; Indebtedness.

(a) The authorized capital stock of the Company consists of (i) 750,000,000 shares of Company Common Stock and (ii) 15,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”).

(b) As of November 14, 2014, (i) 432,682,575 shares of Company Common Stock were issued and outstanding and (ii) 2,200 shares of Company Common Stock were held by the Company in treasury. As of the date of this Agreement, there are no shares of Company Preferred Stock issued and outstanding or held in treasury. As of November 14, 2014, (i) 25,468,031 shares of Company Common Stock are reserved for issuance in respect of future grants under the Company Stock Plans and (ii) 6,980,752 shares of Company Common Stock are reserved for issuance in respect of the ESPP. Since September 30, 2014 through the date of this Agreement, the Company has not declared or paid any dividend (except for the Company’s quarterly dividend announced on October 22, 2014), or declared or made any distribution on, or authorized the creation of, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock (other than in connection with the Company’s previously announced share repurchase program). The Company has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of the Company of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of the Company. As of the date of this Agreement, there are outstanding Company Options to purchase an aggregate of 10,292,960 shares of Company Common Stock. Since November 14, 2014 through the date of this Agreement (i) no shares of Company Common Stock have been issued, except pursuant to Company Options, Company Performance Unit awards or Company Restricted Stock awards granted under the Company Stock Plans, in each case outstanding on September 30, 2014, and (ii) no Company Incentive Awards have been granted under the Company Stock Plans. There are no outstanding bonds, debentures, notes or other indebtedness or warrants or other securities of the Company having the right to vote (or, other than any outstanding options to purchase Company Common Stock, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

(c) All issued and outstanding shares of the Company’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Company Options or options granted under the ESPP, or pursuant to the vesting of Company Restricted Stock Unit awards, Company Performance Unit awards or Company Restricted Stock awards granted under the Company Stock Plans, will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. The issuance and sale of all of the shares of capital stock described in this Section 4.2 have been in material compliance with United States federal and state securities Laws. Neither the Company nor any of the Company Subsidiaries has agreed to register any securities under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), or under any state securities Law or granted registration rights to any individual or entity.

(d) Except for the Company Options, options granted under the ESPP, Company Restricted Stock Unit awards, Company Restricted Stock awards and Company Performance Unit awards granted under the Company Stock Plans, as of the date of this Agreement, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities or agreements obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or other equity interest, (ii) contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of the Company Subsidiaries or any such securities or agreements listed in clause (i) of this sentence, or (iii) voting trusts or similar agreements to which the Company or any of the Company Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of the Company Subsidiaries. Immediately after the consummation of the Merger, except as contemplated by Section 3.4, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or agreements, obligating the Company or any of the Company Subsidiaries calling for the purchase or issuance of any shares of the capital stock or other equity interest in the Company or any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or other such securities.

Section 4.3 Authorization; No Conflict.

(a) Assuming the accuracy of Section 5.22, the Company has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by the Board of the Company, the Board of the Company has resolved to recommend adoption of this Agreement by the stockholders of the Company and has directed that this Agreement be submitted to the stockholders of the Company for their consideration. No other corporate proceedings on the part of the Company or any of the Company Subsidiaries (including any vote of any class or series of outstanding capital stock) are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except for the adoption of this Agreement by the Required Company Vote (as defined in Section 4.12(b)). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions herein will (i) result in a violation or breach of or conflict with the certificate of incorporation or bylaws of the Company or the organizational documents of any Company Subsidiary, (ii) result in a violation or breach of or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or except to the extent contemplated in Section 3.4 or the plans or agreements referenced in Schedule 3.4 of the Company Disclosure Letter, accelerate the performance required by the Company or any Company Subsidiaries under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets owned or operated by the Company or any Company Subsidiaries under, or result in being declared void, voidable, or without further binding effect under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 4.3(c), violate any judgment, ruling, order, writ, injunction, decree, law, statute, federal, state, provincial, local or foreign order, settlement, award, regulation, rule, ordinance, or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law (collectively, “Laws”) applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than any such event described in (i) only with respect to any Company Subsidiary or (ii) or (iii) which does not constitute a Company Material Adverse Effect. “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. “Permitted Lien” means (i) Liens reserved against or identified in the Company Balance Sheet or the Parent Balance Sheet (as defined in Section 5.12(a)), as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for

Taxes not yet due and payable, (iii) Liens existing pursuant to, or that constitute “Permitted Liens” under, credit facilities of the Company and its Subsidiaries or the Parent and its Subsidiaries, as the case may be, and in each case in effect as of the date of this Agreement and (iv) those Liens that, individually or in the aggregate with all other Permitted Liens, do not, and are not reasonably likely to, materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be.

(c) Except for filings, permits, authorizations, consents, approvals and other applicable requirements as may be required under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities or blue sky laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1) (the “EC Merger Regulation”) or other foreign antitrust or competition Laws, and the filing of the Certificate of Merger as required by the DGCL and the Limited Liability Company Act, respectively, no filing with or notice to, and no permit, authorization, consent or approval of, any United States federal, state or local, or foreign, international or supranational, government, court or tribunal, or administrative, executive, governmental or regulatory or self-regulatory body, agency or authority thereof (a “Governmental Entity”) is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notices does not constitute a Company Material Adverse Effect.

Section 4.4 Subsidiaries.

(a) Schedule 4.4(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each (i) Company Subsidiary and (ii) entity (other than the Company Subsidiaries) in which the Company or any Company Subsidiary owns any interest other than non-material interests. “Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests of which is sufficient, together with any contractual rights, to elect at least a majority of its Board or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person. “Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or governmental or other entity.

(b) All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Company Subsidiary that are owned directly or indirectly by the Company are duly authorized, validly issued, fully paid and, in the case of all corporate Subsidiaries, nonassessable, and such shares, securities or interests are owned by the Company or by a Company Subsidiary free and clear of any Liens or limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiaries.

Section 4.5 SEC Reports; Financial Statements and Internal Controls.

(a) Since December 31, 2012, the Company has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto, the “Company SEC Reports”) required to be filed by the Company with the SEC. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, the Company SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to the Company SEC Reports, and none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, except for any reports on Form 8-K required to be filed with respect to this Agreement, the Merger and the transactions contemplated hereby, no event has occurred with respect to the Company or any of Company Subsidiaries which the Company is, or after the passage of time, will be, required to report by the filing with the SEC of a current report on Form 8-K which has not been so reported by the Company by the filing of a current report on Form 8-K prior to the date hereof. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b) The consolidated balance sheets and the related consolidated statements of income, consolidated statements of changes in equity, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) of the Company (collectively, the “Company Financial Statements”) contained in the Company SEC Reports have been prepared from the books and records of the Company and the Company Subsidiaries, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments in the ordinary course of business).

(c) Other than any matters that do not remain the subject of any open or outstanding inquiry, the Company has not received written notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity. Since December 31, 2012 the Company’s independent public accounting firm has not informed the Company that it has any material questions, challenges or disagreements regarding or pertaining to the Company’s accounting policies or practices which are unresolved as of the date of this Agreement. Since December 31, 2012, no current officer or director of the Company has received, or is entitled to receive, any material compensation from any entity other than the Company or a Company Subsidiary that has engaged in or is engaging in any material transaction with Company or any Company Subsidiary.

(d) With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Company SEC Reports, the principal executive officer and principal financial officer of the Company have made all certifications (without qualifications or exceptions to the matters certified) required by the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct. Other than any matters that do not remain the subject of any open or outstanding inquiry, neither the Company nor its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness or form of such certificates. Neither the Company nor any of its Subsidiaries has outstanding, nor has arranged or modified since the enactment of the Sarbanes-Oxley Act, any “extensions of credit” to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. “Principal executive officer,” “principal financial officer” and “extensions of credit” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(e) The Company has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) relating to the Company and the Company Subsidiaries required to be disclosed in the Company’s reports required to be filed with or submitted to the SEC pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of the Company and on Schedule 4.5(e) of the Company Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f) The Company is in compliance in all material respects with (i) all current listing and corporate governance requirements of the NYSE and (ii) all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

Section 4.6 Absence of Material Adverse Changes, etc.

Since January 1, 2014, the Company and the Company Subsidiaries have conducted their business in the ordinary course of business consistent with past practices and there has not been or occurred:

(a) a Company Material Adverse Effect; or

(b) any damage, destruction or other casualty loss (whether or not covered by insurance) material to the business of the Company.

Section 4.7 Litigation.

There are no suits, actions or legal, administrative, arbitration or other hearings, proceedings or governmental investigations pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective properties or assets or any director, officer or employee of the Company or any Company Subsidiary for which the Company or any Company Subsidiary may be liable which constitute a Company Material Adverse Effect. There are no judgments, decrees, injunctions, awards or orders of any Governmental Entity outstanding against the Company or any of the Company Subsidiaries which constitute a Company Material Adverse Effect.

Section 4.8 Information Supplied.

None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) Parent’s registration statement on Form S-4 (the “Registration Statement”) will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, and (b) the joint proxy statement relating to the meetings of the Company’s stockholders and Parent’s stockholders to be held in connection with the Merger (the “Proxy/Prospectus”) will, at the date the Proxy/Prospectus is mailed to stockholders of the Company or Parent or at the time of the meeting of stockholders of the Company or Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Proxy/Prospectus supplied by the Company will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information regarding Parent or Merger Sub incorporated by reference in the Proxy/Prospectus or supplied by Parent or Merger Sub specifically for inclusion in the Proxy/Prospectus.

Section 4.9 No Undisclosed Liabilities.

The Company and the Company Subsidiaries do not have any obligation or liability (“Liabilities”) required by GAAP to be recognized on a condensed consolidated statement of financial position of the Company, except (a) as reflected, reserved or disclosed in the financial statements (or the notes thereto) included in the Company SEC Reports as at and for the year ended December 31, 2013 or the 9-month period ended September 30, 2014, (b) as incurred since December 31, 2013 in the ordinary course of business, (c) as have been discharged or paid in full in the ordinary course of business since December 31, 2013, (d) as incurred in connection with the transactions contemplated by this Agreement, (e) that are obligations to perform pursuant to the terms of any of the Material Contracts or (f) as would not constitute a Company Material Adverse Effect.

Section 4.10 Broker’s Fees.

Except for Goldman, Sachs & Co. (the “Company Financial Advisor”), which shall be entitled to fees and commissions not in excess of the compensation set forth on Schedule 4.10 of the Company Disclosure Letter, no agent, broker, Person or firm acting on behalf of the Company or any Company Subsidiary or under the Company’s or any Company Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the transactions contemplated hereby. The Company will promptly after the execution thereof provide to Parent a complete and correct copy of the engagement letter agreement related to such fee or commission entered into by and between the Company and the Company Financial Advisor.

Section 4.11 Employee Plans.

(a) Within ten (10) Business Days following the date of this Agreement, the Company shall provide to Parent a true and complete list of the Company Benefit Plans that are not Foreign Company Benefit Plans (as defined in Section 4.11(g)) (the “U.S. Company Benefit Plans”). Within twenty (20) Business Days following the date of this Agreement, the Company shall provide to Parent a true and complete list of the Foreign Company Benefit Plans. “Company Benefit Plans” means all material employee benefit plans or compensation arrangements of any type, including without limitation, (i) the Company Stock Plans, (ii) material plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (iii) any other material pension, profit-sharing, bonus, incentive compensation, deferred compensation, vacation, sick pay, stock purchase, stock option, phantom equity, unemployment, hospitalization or other medical, life or other insurance, long- or short-term disability, change of control, fringe benefit, or any other material plan, program or policy providing benefits or compensation for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director, and (iv) any material individual employment, compensation, severance, consulting or similar agreement, in each case, that is sponsored, maintained or contributed to by the Company or a Company Subsidiary, or with respect to which the Company or a Company Subsidiary may have any liability (contingent or otherwise). Within twenty (20) Business Days following the date of this Agreement, the Company shall provide or make available to Parent a true, correct and complete copy of each U.S. Company Benefit Plan (or, if a plan is not written, a written description thereof), and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent Annual Reports (Form 5500 Series) and accompanying schedules, the most recent actuarial valuation report, the most recent financial statement, summary plan description (and any summaries of material modifications thereto) and the most recent determination letter from the Internal Revenue Service with respect to the U.S. Company Benefit Plans. With respect to the Foreign Company Benefit Plans, the Company shall provide or make available to Parent a true, correct and complete copy of each Foreign Company Benefit Plan (or, if a plan is not written, a written description thereof), and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent actuarial valuation report and the most recent financial statement that has been requested in writing by Parent within thirty (30) Business Days following such written request by Parent. For purposes of the Company’s obligation pursuant to this Section 4.11(a) to provide or make available to Parent a copy of each Company Benefit Plan, if such Company Benefit Plan is an individual agreement that is materially consistent with a form of agreement, the Company may meet such obligation by providing or making available to Parent a copy of such form.

(b) With respect to each U.S. Company Benefit Plan that is intended to qualify under Section 401(a) or 401(k) of the Code, such plan has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Company, nothing has occurred since the date of such letter to adversely affect such qualification or exemption. With respect to each U.S. Company Benefit Plan, except in each case as would not constitute a Company Material Adverse Effect, (A) each such plan has been administered in compliance with its terms and applicable Laws; (B) neither the Company nor any Company Subsidiary has engaged in any transaction or acted or failed to act in any manner that would subject the Company or any Company Subsidiary to any liability for a breach of fiduciary duty under ERISA; (C) no disputes, government audits, examinations or, to the knowledge of the Company, investigations are pending or, to the knowledge of the Company, threatened other than ordinary claims for benefits; (D) neither the Company nor any Company Subsidiary has engaged in any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) or 4975(d) of the Code; (E) all contributions due have been made on a timely basis or have been properly recorded on the books of the Company or a Company Subsidiary; (F) the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) are satisfied, whether or not waived, and no application for a waiver of the minimum funding standard has been submitted to the Internal Revenue Service; (G) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred within the one-year period prior to the date hereof; (H) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any Company ERISA Affiliate, and all premiums to the PBGC have been timely paid in full; (I) the PBGC has not instituted proceedings to terminate any Company Benefit Plan that is subject to Title IV of ERISA; (J) no Company Benefit Plan is currently, or is reasonably expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); and (K) no events have occurred that could result in a payment by or assessment against the Company or any Company Subsidiary of any excise taxes under Section 4972, 4975, 4976, 4979, 4980B, 4980D, 4980E or 5000 of the Code. For purposes of this Agreement, “Company ERISA Affiliate” means any trade or business, whether or not incorporated, which together with the Company would be deemed a single employer within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA.

(c) Except as disclosed on Schedule 4.11(c) of the Company Disclosure Letter, no Company Benefit Plan is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA that is subject to ERISA or (ii) subject to Title IV of ERISA.

(d) No event has occurred with respect to a Company Benefit Plan that would reasonably be expected to result in liability to the Company or any Company Subsidiary which constitutes a Company Material Adverse Effect.

(e) Except as disclosed on Schedule 4.11(e) of the Company Disclosure Letter (i) no present or former employees of the Company or any of the Company Subsidiaries are covered by any employee agreements or plans that provide or will provide material post-termination health or life insurance benefits (except as required pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA or other applicable Law) or has or will obtain a right to receive a gross-up payment from the Company or any of the Company Subsidiaries with respect to any excise or other taxes which may be imposed upon such present or former employee pursuant to Section 4999 or 409A of the Code and (ii) except as set forth in Section 3.4 or 7.3, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event, such as termination of employment) shall result in, cause the accelerated vesting or delivery of, or materially increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of the Company Subsidiaries.

(f) To the knowledge of the Company (i) at all times since January 1, 2005, all Company Benefit Plans that are subject to Section 409A have been operated in a manner that materially complies with Section 409A, (ii) all Company Benefit Plans that were in effect prior to January 1, 2009 were validly amended no later than December 31, 2008 to become in material documentary compliance with Section 409A and (iii) all new Company Benefit Plans that were established after December 31, 2008 have, since their inceptions, been in material documentary compliance with Section 409A.

(g) With respect to each Company Benefit Plan that is subject to the laws of any jurisdiction outside of the United States (a “Foreign Company Benefit Plan”), except in each case as would not constitute a Company Material Adverse Effect, (i) such plan has been in all material respects, established, maintained and administered in accordance with its terms and all applicable Laws and orders of any controlling Governmental Entity, (ii) if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities, and (iii) if such plan is required to be funded and/or book reserved, such plan is funded and/or book reserved, as appropriate, in accordance with applicable Law.

Section 4.12 Board Recommendation; Company Action; Requisite Vote of the Company’s Stockholders.

(a) The Board of the Company has, by resolutions duly adopted by the requisite vote of the directors and not subsequently rescinded or modified in any way, unanimously (i) determined that this Agreement, the Merger, in accordance with the terms of this Agreement, and the other transactions contemplated hereby are advisable, fair to, and in the best interests of the Company and its stockholders, (ii) approved and adopted this Agreement and approved the Merger and the other transactions contemplated hereby and (iii) directed that this Agreement be submitted for consideration by the stockholders of the Company and resolved to recommend that the stockholders of the Company approve and adopt this Agreement and the Merger (provided, that any change in or modification or rescission of such recommendation by the Board of the Company in accordance with Section 7.11 shall not be a breach of the representation in (iii)). The Board of the Company has received from the Company Financial Advisor an opinion, dated the date of this Agreement, a written copy of which will be provided to Parent as soon as practicable after the date hereof, solely for informational purposes, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the Merger Consideration to be received in the Merger by holders of Company Common Stock (other than Parent and its Affiliates) is fair to such holders from a financial point of view.

(b) The affirmative vote of the holders of the majority of the outstanding shares of Company Common Stock (the “Required Company Vote”) is the only vote required of the holders of any class or series of Company capital stock that shall be necessary to adopt this Agreement and to consummate the transactions contemplated thereby.

Section 4.13 Taxes.

(a) (i) All material Tax Returns required to be filed by or with respect to the Company and the Company Subsidiaries before the date hereof have been timely filed (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) the Company and the Company Subsidiaries have paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, and (iii) the charges, accruals and reserves for Taxes with respect to the Company and the Company Subsidiaries reflected in the December 31, 2013 consolidated balance sheet of the Company (the “Company Balance Sheet”) are adequate under GAAP to cover unpaid Tax liabilities accruing through the date thereof.

(b) Neither the Company nor any of the Company Subsidiaries is party to any material agreement, the principal purpose of which is the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among the Company and any Company Subsidiary, and neither the Company nor any of the Company Subsidiaries has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return (other than a group the common parent of which is the Company or which relates to a Tax period ending on or before December 31, 2007).

(c) During the period beginning two (2) years before the date hereof, none of the Company nor any of the Company Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

(d) Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action, or knows of any fact, agreement or circumstance that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(e) “Tax” means (i) any federal, state, provincial, local, foreign or other tax, import, duty or other governmental charge or assessment or escheat payments, or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax and including all interest and penalties thereon and additions to tax, (ii) all liability for the payment of any amounts of the type described in (i) as the result of being a member of an affiliated, consolidated, combined or unitary group, and (iii) all liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in (i) or (ii).

(f) “Tax Return” means any return, estimated tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 4.14 Environmental Matters.

Except as to matters that would not constitute a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary are in compliance with all applicable orders of any court, Governmental Entity or arbitration board or tribunal and all applicable federal, state, local and foreign or international laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively “Environmental Laws”).

(b) The Company and each Company Subsidiary are in possession of all permits, approvals, licenses and other authorizations by Governmental Entities required under applicable Environmental Laws (“Environmental Permits”) and are in compliance with the terms and conditions thereof. Such Environmental Permits are in full force and effect, free from breach, and will not be adversely affected by the Merger.

(c) None of the Company or any Company Subsidiary has entered into any consent decree or received written notice of or is the subject of any actual or threatened material action, cause of action, claim, demand or notice or any actual or threatened material investigation, by any Person or entity alleging liability or seeking Cleanup under, or non-compliance with, any Environmental Law (an “Environmental Claim”).

(d) There are no Environmental Claims that are pending or threatened against the Company or any of the Company Subsidiaries or against any Person or entity whose liability for any Environmental Claim the Company or any of the Company Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(e) There are no past or present specific conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of the Company Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(f) There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or formerly owned or operated by the Company or any of the Company Subsidiaries (and no such property is contaminated by Hazardous Materials so as to require such Cleanup).

(g) The Company and the Company Subsidiaries have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, Released or threatened the Release of any Hazardous Material in a manner that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries.

(h) “Cleanup” means all actions to: (i) investigate, clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release or migration of Hazardous Materials so that they do not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to investigation, cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment. “Hazardous Material” means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials, (iii) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise actionable or dangerous under any Environmental Laws, or (iv) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous. “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting or placing of Hazardous Materials, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.

(i) The representations and warranties set forth in this Section 4.14 are the Company’s sole representations and warranties with respect to environmental matters, Environmental Permits, Environmental Claims, Environmental Law or Hazardous Materials.

Section 4.15 Compliance with Laws.

Except for non-compliance as would not constitute a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries are in compliance with all applicable Laws of any United States federal, state or local, or international, supranational or foreign, government or agency thereof that materially affect the business, properties or assets owned or leased by the Company and the Company Subsidiaries; and (b) no written notice, charge, claim, action or assertion has been received by the Company or any Company Subsidiary or, to the Company’s knowledge, filed, commenced or threatened in writing against the Company or any Company Subsidiary alleging any such non-compliance, in either case, that remains unresolved. All licenses, permits and approvals required under such Laws with respect to the Company or the Company Subsidiaries or their businesses, properties or assets are in full force and effect, except where the failure to be obtained or to be in full force and effect does not constitute a Company Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty in this

Section 4.15 is made with respect to (a) Environmental Laws, Environmental Claims or Environmental Permits, which are covered by Section 4.14, (b) Taxes, which are covered by Section 4.13, (c) ERISA matters, which are covered by Section 4.11, (d) the FCPA or the Bribery Act (each as defined in Section 4.23(b)) or any other applicable Anti-Corruption Law, which are covered by Section 4.23, or (e) the Sarbanes-Oxley Act, the Securities Act or the Exchange Act, which are covered by Section 4.5.

Section 4.16 Employment Matters.

Within ten (10) Business Days following the date of this Agreement, the Company shall provide to Parent a true and complete list of each collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization that the Company or any Company Subsidiary is a party to or otherwise bound by, along with descriptions of any such contracts or agreements that are presently being negotiated, any pending representation campaigns respecting any of the employees of the Company or any of the Company Subsidiaries, and any campaigns being conducted to solicit cards from employees of the Company or any of the Company Subsidiaries to authorize representation by any labor organization. To the knowledge of the Company, neither the Company nor any Company Subsidiary (i) is a party to, or bound by, any citation by any Governmental Entity relating to employees or employment practices which would constitute a Company Material Adverse Effect; (ii) is the subject of any proceeding asserting that it has committed an unfair labor practice which would constitute a Company Material Adverse Effect; or (iii) is the subject of any proceeding seeking to compel it to bargain with any labor union or labor organization. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened, material labor strike or work stoppage involving the Company or any of the Company Subsidiaries.

Section 4.17 Investment Company.

The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). The Company is not required to register as an “investment company” within the meaning of the Investment Company Act

Section 4.18 Title to Properties.

Except as would not constitute a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries have good and defensible title to all real property owned by the Company and the Company Subsidiaries and good title to all other material properties owned by them, in each case, free and clear of all Liens (other than Permitted Liens) or restrictions, and (b), to the knowledge of the Company, all of the leases and subleases under which the Company or the Company Subsidiaries holds properties are in full force and effect.

Section 4.19 Intellectual Property.

Except as would not constitute a Company Material Adverse Effect, the Company and the Company Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and other proprietary information and other proprietary intellectual property rights (collectively,

“Intellectual Property”) necessary to carry on the Company’s business as now operated by them. Except as would not constitute a Company Material Adverse Effect, there is no (and the Company has not received notice of any) infringement of or conflict with rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to carry on the Company’s business as now operated by it.

Section 4.20 Insurance.

Promptly following a request by Parent the Company will make available to Parent correct and complete copies of, material insurance policies maintained by the Company and the Company Subsidiaries, including fire and casualty, general liability, workers’ compensation and employer liability, pollution liability, directors and officers and other liability policies. As of the date hereof, except as would not constitute a Company Material Adverse Effect all such insurance policies are in full force and effect, and the Company believes in good faith that its level of coverage is reasonably customary in comparison to coverage carried by companies in similar lines of business as the Company and the Company Subsidiaries. Except as would not constitute a Company Material Adverse Effect neither the Company nor any Company Subsidiary is in breach or default under any such insurance policy, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination or material modification of any of the material insurance policies of the Company and the Company Subsidiaries.

Section 4.21 Material Contracts.

(a) Except for this Agreement and agreements filed with the SEC, neither the Company nor any Company Subsidiary is, as of the date hereof, a party to or bound by any written agreement:

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) that is a partnership or joint-venture agreement (other than a partnership agreement constituting an organizational agreement of a Subsidiary) that is material to the Company and the Company Subsidiaries considered as a single enterprise;

(iii) except for intercompany transactions among the Company and the Company Subsidiaries in the ordinary course of business consistent with past practices, relating to the borrowing of money (including any guarantee thereof) or that is a mortgage, security agreement, capital lease or similar agreements, in each case in excess of $100 million or that creates a Lien other than a Permitted Lien on any material asset of the Company or any Company Subsidiary;

(iv) other than any partnership, joint venture or similar arrangement, that limits or purports to limit the ability of the Company or any of its Affiliates to compete or engage in any line of business, in any geographic area or with any Person and that, in each case, is material to the Company and the Company Subsidiaries considered as a single enterprise (it being further agreed the Company shall use its reasonable best efforts to provide to Parent by December 19, 2014, true and correct copies of all partnership, joint venture or similar arrangements with any such limitations and any other agreements with any such limitations that would apply to Parent or any of its Subsidiaries (other than the Company and the Company Subsidiaries) from and after the consummation of the Merger);

(v) except for intercompany transactions among the Company and the Company Subsidiaries in the ordinary course of business consistent with past practices, for the license or sublicense of any Intellectual Property or other intangible asset (whether as a licensor or a licensee) that provides (A) for payment of $25 million or more per year or (B) material exclusive rights to any third party;

(vi) relating to the sale of any of the assets or properties (other than dispositions of inventory and consumables in the ordinary course of business consistent with past practices) of the Company or any Company Subsidiary in excess of $50 million, other than those as to which the sale transaction has previously closed, (A) are so reflected on the Company’s financial statements and (B) the Company and the Company Subsidiaries have no continuing material obligation thereunder or relate to an intercompany transaction among the Company and the Company Subsidiaries in the ordinary course of business consistent with past practices;

(vii) relating to the acquisition by the Company or any Company Subsidiary of any assets (other than acquisitions of equipment and supplies in the ordinary course of business), operating business or the capital stock of any other Person in excess of $50 million other than those as to which the acquisition has previously closed and (A) are so reflected on the Company’s financial statements and (B) the Company and the Company Subsidiaries have no continuing obligation thereunder;

(viii) that (A) obligates the Company or any Company Subsidiary for more than one year, has total projected revenue of at least $100 million and is currently operating or currently projected to operate at a loss or (B) involves a take or pay amount of at least $100 million; and

(ix) with respect to a Company Stock Plan or Company Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, except to the extent contemplated by Section 3.4.

All written agreements of the type described in this Section 4.21, including those agreements filed with the SEC, shall be collectively referred to herein as the “Material Contracts.”

(b) Neither the Company nor any Company Subsidiary, nor, to the Company’s knowledge, any counterparty to any Material Contract, has violated or is alleged to have violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Material Contract, except in each case for those violations and defaults which would not constitute a Company Material Adverse Effect.

Section 4.22 Customers and Suppliers.

Since December 31, 2013 through the date of this Agreement: (a) no customer or supplier of the Company or any Company Subsidiary has canceled or otherwise terminated its relationship with the Company or any Company Subsidiary except as would not constitute a Company Material Adverse Effect; (b) no customer or supplier of the Company or any Company Subsidiary has overtly threatened to cancel or otherwise terminate its relationship with the Company or any Company Subsidiary or its usage of the services of the Company or any Company Subsidiary, except as would not constitute a Company Material Adverse Effect; and (c) the Company and the Company Subsidiaries have no direct or indirect ownership interest that is material to the Company and the Company Subsidiaries taken as a whole in any customer or supplier of the Company or any Company Subsidiary.

Section 4.23 Certain Business Practices.

(a) To the knowledge of the Company, neither the Company nor any Company Subsidiary has since January 1, 2010, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under any applicable Anti-Corruption Laws (as defined below) of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Effective Time applicable to the Company and the Company Subsidiaries and their respective operations, except as would not constitute a Company Material Adverse Effect. The Company has instituted and maintained policies and procedures designed to ensure compliance with such Laws.

(b) To the knowledge of the Company and except as would not constitute a Company Material Adverse Effect, none of the Company, any Company Subsidiary or any Affiliate of the Company, nor any of their respective directors, officers, employees, agents or other Representatives, or anyone acting on behalf of the Company or its Subsidiaries, is aware of or has taken, since January 1, 2010, any action, directly or indirectly, that would result in a violation of: the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”); the UK Bribery Act 2010 or its predecessor laws (“Bribery Act”); or any analogous anticorruption laws, statutes, rules or ordinances applicable to the Company, the Company Subsidiaries or Affiliates of the Company, as applicable (collectively, “Anti-Corruption Laws”), including, without limitation, offering, paying, promising to pay or authorizing the payment of money or anything of value to a foreign governmental official or any other Person while knowing or having a reasonable belief that all or some portion of it would be given to a foreign governmental official and used for the purpose of: (A) influencing any act or decision of a foreign governmental official or other Person, including a decision to fail to perform official functions, (B) inducing any foreign governmental official or other Person to do or omit to do any act in violation of the lawful duty of such official, (C) securing any improper advantage, or (D) inducing any foreign governmental official to use influence with any Governmental Entity in order to affect any act or decision of such Governmental Entity, in order to assist the Company, any Company Subsidiary or any Affiliate of the Company in obtaining or retaining business with, or directing business to, any Person, in each case, in violation of any applicable Anti-Corruption Laws.

(c) No proceeding by or before any Governmental Entity involving the Company, any Company Subsidiary or any Affiliate of the Company, or any of their directors, officers, employees, or agents, or anyone acting on behalf of the Company or its Subsidiaries, with respect to any applicable Anti-Corruption Laws is pending or, to the knowledge of Company, threatened. Since January 1, 2010, no civil or criminal penalties have been imposed on the Company, any Company Subsidiary or any Affiliate of the Company with respect to violations of any applicable Anti-Corruption Law, except as have already been disclosed in the Company SEC Reports, nor have any disclosures been submitted to any Governmental Entity with respect to violations of the FCPA, the Bribery Act or any other applicable Anti-Corruption Laws.

(d) Except as would not constitute a Company Material Adverse Effect, the operations of the Company and the Company Subsidiaries are and have been, since January 1, 2010, conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Company Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(e) The Company and its Affiliates have complied with all applicable statutory and regulatory requirements relating to export controls and trade sanctions, including, in each case to the extent applicable, the Export Administration Regulations (15 C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), the Foreign Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) and any similar rules or regulations of the European Union or other jurisdiction, except as would not constitute a Company Material Adverse Effect. Except as would not constitute a Company Material Adverse Effect, neither the Company, nor any of its Affiliates, shareholders, directors, officers or employees have, directly or indirectly, engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods, or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person. For the purposes of this Agreement, “Prohibited Person” means (i) any individual or entity that has been determined by competent authority to be the subject of a prohibition on such conduct in any law, regulation, rule, or executive order administered by OFAC; (ii) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (iii) any individual or entity that acts on behalf of or is owned or controlled by the government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (iv) any individual or entity that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or 50% or more of which is owned, directly or indirectly, by any such individual or entity; or (v) any individual or entity that has been designated on any similar list or order published by the U.S. government.

(f) The Company and its Affiliates have developed and implemented an export control and trade sanctions compliance program which includes corporate policies and procedures designed to ensure compliance with applicable Laws relating to export control and trade sanctions, including obtaining licenses or other authorizations as required for access by foreign nationals in the U.S. to controlled technology. Since January 1, 2010, no civil or criminal penalties have been imposed on the Company or any of its Affiliates with respect to violations of applicable Laws relating to export control or trade sanctions, nor have any voluntary disclosures relating to export control and trade sanctions issues been submitted to any Governmental Entity. To the knowledge of the Company, the Company and its Affiliates have not been since January 1, 2010 and are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of any applicable Laws relating to export controls or trade sanctions, except as would not constitute a Company Material Adverse Effect. No Governmental Entity has notified the Company or any of its Affiliates in writing since January 1, 2010 of any actual or alleged violation or breach of any applicable Laws relating to export controls or trade sanctions, except as would not constitute a Company Material Adverse Effect. To the knowledge of the Company, none of the Company or its Affiliates has, since January 1, 2010, undergone or is undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any of its Affiliates’ export activity that would constitute a Company Material Adverse Effect.

Section 4.24 Affiliate Transactions.

There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Stock Plans), whether or not entered into in the ordinary course of business, to or by which the Company or any Company Subsidiary, on the one hand, and any of their respective Affiliates (other than the Company or any Company Subsidiary), on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since the date that is two (2) years before the date hereof and (b) involve continuing liabilities and obligations that have been, are or will be material to the Company and the Company Subsidiaries taken as a whole. “Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.

Section 4.25 Takeover Laws.

The Board of the Company has taken all action necessary to exempt under and not make subject to any state takeover Law or state Law that limits or restricts business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement, (b) the Merger, and (c) the transactions contemplated by this Agreement and the Merger. None of the Company or its respective “affiliates” or “associates” or, to the knowledge of the Company any of its stockholders is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to Parent. Prior to the date of this Agreement, the Board of the Company has taken all action necessary, assuming the accuracy of the representation in Section 5.22, so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or the transaction contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in (i) the disclosure letter, delivered by Parent and Merger Sub to the Company at or prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each schedule of which corresponds to a numbered and/or lettered section of this Agreement and of which disclosure made in any section of the Parent Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and all other sections of the Parent Disclosure Letter to the extent that it is reasonably apparent that such disclosure is responsive), or (ii) the Parent SEC Reports (as defined in Section 5.4(a)) filed with the SEC between December 31, 2013 and the date of this Agreement (excluding any disclosure set forth in any risk factor section or forward looking statements section, the “Specified Parent SEC Disclosure”), to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Disclosure is responsive to the matters set forth in this Article V, Parent and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

Section 5.1 Organization; Good Standing and Qualification.

(a) Parent and each of the Subsidiaries of Parent (including Merger Sub) as of the date hereof (the “Parent Subsidiaries”) is a corporation, limited liability company, partnership or other entity duly organized and validly existing under the laws of the jurisdiction of its organization and has all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted.

(b) Parent and each of the Parent Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed does not constitute a Parent Material Adverse Effect. A “Parent Material Adverse Effect” means, with respect to the Parent, any fact, circumstance, occurrence, event, development, change or condition, either individually or together with one or more other contemporaneously existing facts, circumstances, occurrences, events, developments, changes or conditions that is, or would reasonably be expected to be, materially adverse to the business or financial condition of the Parent and the Parent Subsidiaries considered collectively as a single enterprise; provided, however, that any such fact, circumstance, occurrence, event, development, change or condition (or combination thereof) shall not be considered in determining whether a Parent Material Adverse Effect has occurred to the extent it results from (A) a change in Law or GAAP or interpretations thereof, (B) general economic, market, oilfield services industry, or political conditions (including acts of terrorism or war or other force majeure events), (C) any change in Parent’s stock price, trading volume or credit rating (unless due to a circumstance which would separately constitute a Parent Material Adverse Effect), (D) the announcement or pendency of this Agreement, any actions taken in compliance with this Agreement or the consummation of the Merger, (E) acts of God, earthquakes or similar catastrophes, any weather related event or any outbreak of illness or other public health event, or (F) the failure of Parent to meet internal or analysts’ expectations, projections or budgets (unless due to a circumstance which would separately constitute a Parent Material Adverse Effect); provided, however, that (i) any fact, circumstance, occurrence, effect, development, change or condition referred to in clauses (A), (B) or (E) shall be taken into account for purposes of determining whether a Parent Material Adverse Effect has occurred to the extent, but only to the extent, such fact, circumstance, occurrence, effect, development, change or condition adversely affects Parent in a disproportionate manner as compared to other participants in the oilfield services industry.

(c) The copies of the certificate of incorporation and bylaws of the Parent which are incorporated by reference as exhibits to the Parent’s Annual Report on Form 10-K for the year ended December 31, 2013 and Current Report on Form 8-K filed on February 18, 2014, respectively, are complete and correct copies of such documents as amended and in effect on the date of this Agreement.

Section 5.2 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 2,000,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, without par value (the “Parent Preferred Stock”).

(b) As of November 13, 2014, (i) 847,478,214 shares of Parent Common Stock were issued and outstanding and (ii) 224,037,371 shares of Parent Common Stock were held by Parent in treasury. As of the date of this Agreement, there are no shares of Parent Preferred Stock issued and outstanding or held in treasury. Since September 30, 2014, Parent has not declared or paid any dividend (except for Parent’s quarterly dividend announced on October 20, 2014), or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock (other than in connection with Parent’s previously announced share repurchase program). Such issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable, and free of preemptive rights and in compliance with all applicable state and federal securities laws. Parent has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of Parent of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of Parent. There are no outstanding bonds, debentures, notes or other indebtedness or warrants or other securities of Parent having the right to vote (or, other than any outstanding options to purchase Parent Common Stock, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

(c) As of the date of this Agreement, the authorized limited liability company interests of Merger Sub consists of a single class of limited liability company interests. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.3 Authorization; No Conflict.

(a) Assuming the accuracy of Section 4.25, each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the Board of Parent and by Parent acting in its capacity as the sole member of Merger Sub. No other corporate proceedings on the part of Parent, Merger Sub or any of the Parent Subsidiaries (including any vote of any class or series of outstanding capital stock) are necessary to authorize the execution and delivery of this Agreement, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby other than the Required Parent Vote (as defined in Section 5.11(b)). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b) None of the execution and delivery of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the transactions contemplated hereby or compliance by Parent or Merger Sub with any of the provisions herein will (i) result in a violation or breach of or conflict with the organizational documents of Parent or any of the Parent Subsidiaries, (ii) result in a violation or breach of or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by Parent or any of the Parent Subsidiaries under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets owned or operated by Parent or any of the Parent Subsidiaries under, or result in being declared void, voidable, or without further binding effect under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which Parent or any of the Parent Subsidiaries is a party or by which Parent or any of the Parent Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 5.3(c), violate any judgment, ruling, order, writ, injunction, decree, statute or Law applicable to Parent or any of the Parent Subsidiaries or any of their respective properties or assets other than any such event described in (i) only with respect to any Parent Subsidiary or (ii) or (iii) which does not constitute a Parent Material Adverse Effect.

(c) Except for filings, permits, authorizations, consents, approvals and other applicable requirements as may be required under the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, the EC Merger Regulation or other foreign antitrust or competition Laws, and the filing of the Certificate of Merger as required by the DGCL and the Limited Liability Company Act, respectively, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notices does not constitute a Parent Material Adverse Effect.

Section 5.4 SEC Reports; Financial Statements and Internal Controls.

(a) Since December 31, 2012, Parent has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto, the “Parent SEC Reports”) required to be filed by Parent with the SEC. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, the Parent SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to the Parent SEC Reports, and none of the Parent SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, except for any reports on Form 8-K required to be filed with respect to this Agreement, the Merger and the transactions contemplated hereby, no event has occurred with respect to Parent or any of Parent Subsidiaries which the Parent is, or after the passage of time, will be, required to report by the filing with the SEC of a current report on Form 8-K which has not been so reported by Parent by the filing of a current report on Form 8-K prior to the date hereof. None of the Parent Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b) The consolidated balance sheets and the related consolidated statements of operations, consolidated statements of shareholders’ equity, consolidated statements of comprehensive income and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) of Parent (collectively, the “Parent Financial Statements”) contained in the Parent SEC Reports have been prepared from the books and records of Parent and the Parent Subsidiaries, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by

Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of Parent and the Parent Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments in the ordinary course of business).

(c) Other than any matters that do not remain the subject of any open or outstanding inquiry, Parent has not received written notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity. Since December 31, 2012, Parent’s independent public accounting firm has not informed Parent that it has any material questions, challenges or disagreements regarding or pertaining to Parent’s accounting policies or practices which are unresolved as of the date of this Agreement. Since December 31, 2012, no current officer or director of Parent has received, or is entitled to receive, any material compensation from any entity other than Parent or a Parent Subsidiary that has engaged in or is engaging in any material transaction with Parent or any Parent Subsidiary.

(d) With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Parent SEC Reports, the principal executive officer and principal financial officer of Parent have made all certifications (without qualifications or exceptions to the matters certified) required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct. Other than any matters that do not remain the subject of any open or outstanding inquiry, neither Parent nor its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness or form of such certificates. Neither Parent nor any of the Parent Subsidiaries has outstanding, nor has arranged or modified since the enactment of the Sarbanes-Oxley Act, any “extensions of credit” to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of the Parent Subsidiaries. “Principal executive officer,” “principal financial officer” and “extensions of credit” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(e) Parent has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) relating to Parent and the Parent Subsidiaries required to be disclosed in Parent’s reports required to be filed with or submitted to the SEC pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports. Parent has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Parent and on Schedule 5.4(e) of the Parent Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(f) Parent is in compliance in all material respects with (i) all current listing and corporate governance requirements of the NYSE and (ii) all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

Section 5.5 Absence of Material Adverse Changes, etc.

Since January 1, 2014, Parent and the Parent Subsidiaries have conducted their business in the ordinary course of business consistent with past practices and there has not been or occurred:

(a) a Parent Material Adverse Effect; or

(b) any damage, destruction or other casualty loss (whether or not covered by insurance) material to the business of Parent.

Section 5.6 Litigation.

There are no suits, actions or legal, administrative, arbitration or other hearings, proceedings or governmental investigations pending or, to the knowledge of Parent, threatened, against Parent or any of the Parent Subsidiaries or any of their respective properties or assets or any director, officer or employee of the Parent or any Parent Subsidiary for which the Parent or any Parent Subsidiary may be liable which constitute a Parent Material Adverse Effect. There are no judgments, decrees, injunctions, awards or orders of any Governmental Entity outstanding against Parent or any of the Parent Subsidiaries which constitute a Parent Material Adverse Effect.

Section 5.7 Information Supplied.

None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Proxy/Prospectus to be filed by the Company and Parent with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/Prospectus, at the time that it or any amendment or supplement thereto is first mailed to the Company and Parent stockholders, at the time of the Company Special Meeting and the Parent Special Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Proxy/Prospectus supplied by Parent will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Proxy/Prospectus.

Section 5.8 No Undisclosed Liabilities.

Parent and the Parent Subsidiaries do not have any Liabilities required by GAAP to be recognized on a condensed consolidated statement of financial position of Parent, except (a) as reflected, reserved or disclosed in the financial statements (or the notes thereto) included in the Parent SEC Reports as at and for the year ended December 31, 2013 or the 9-month period ended September 30, 2014, (b) as incurred since December 31, 2013 in the ordinary course of business, (c) as have been discharged or paid in full in the ordinary course of business since December 31, 2013, (d) as incurred in connection with the transactions contemplated by this Agreement or (e) as would not constitute a Parent Material Adverse Effect.

Section 5.9 Broker’s Fees.

Except for Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Parent Financial Advisors”), no agent, broker, Person or firm acting on behalf of Parent or any Parent Subsidiary or under Parent’s or any Parent Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the transactions contemplated hereby.

Section 5.10 Employee Plans.

(a) For purposes of this Section 5.10, “Parent Benefit Plans” means all material employee benefit plans or compensation arrangements of any type, including without limitation, (i) material plans described in Section 3(3) of the ERISA, (ii) any other material pension, profit-sharing, bonus, incentive compensation, deferred compensation, vacation, sick pay, stock purchase, stock option, phantom equity, unemployment, hospitalization or other medical, life or other insurance, long- or short-term disability, change of control, fringe benefit, or any other plan, program or policy providing benefits or compensation for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director, and (iii) any material individual employment, compensation, severance, consulting or similar agreement, in each case, that is sponsored, maintained or contributed to by Parent or a Parent Subsidiary, or with respect to which Parent or a Parent Subsidiary has any liability (contingent or otherwise).

(b) No event has occurred with respect to a Parent Benefit Plan that would reasonably be expected to result in liability to Parent or any Parent Subsidiary which constitutes a Parent Material Adverse Effect.

Section 5.11 Board Recommendation; Required Parent Vote.

(a) The Board of Parent has, by resolutions duly adopted by the requisite vote of the directors and not subsequently rescinded or modified in any way, unanimously (i) determined that this Agreement, the Merger, in accordance with the terms of this Agreement, and the other transactions contemplated hereby are advisable, fair to, and in the best interests of the Parent and its stockholders, (ii) approved and adopted this Agreement and approved the Merger and the other transactions contemplated hereby, (iii) approved the issuance of shares of Parent Common Stock to the holder of Company Common Stock in connection with the Merger and (iv) directed that the Parent Proposal (as defined in Section 5.11(b)) be submitted for consideration by the stockholders of Parent and resolved to recommend that the stockholders of Parent approve the Parent Proposal (provided that any change in or modification or rescission of such recommendation by the Board of Parent in accordance with Section 7.12 shall not be a breach of the representation). The Board of Parent has received from the Parent Financial Advisors opinions, dated as of the date hereof, to the effect that, as of such date, subject to the limitations and qualifications contained therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair to Parent from a financial point of view. Written copies of such opinions will be provided to the Company as soon as practicable after the date hereof, solely for informational purposes.

(b) The affirmative vote of a majority of the votes cast, provided that the total votes cast constitute a majority of all shares of Parent Common Stock entitled to vote (the “Required Parent Vote”), is the only vote required of the holders of any class or series of Parent’s capital stock that shall be necessary to approve the issuance of Parent Common Stock to the holders of Company Common Stock in connection with Merger (the “Parent Proposal”).

Section 5.12 Taxes.

(a) (i) All material Tax Returns required to be filed by or with respect to Parent and the Parent Subsidiaries before the date hereof have been timely filed (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) Parent and the Parent Subsidiaries have paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, and (iii) the charges, accruals and reserves for Taxes with respect to Parent and the Parent Subsidiaries reflected in the December 31, 2013 consolidated balance sheet of Parent (the “Parent Balance Sheet”) are adequate under GAAP to cover unpaid Tax liabilities accruing through the date thereof.

(b) Neither the Parent nor any of its Subsidiaries is a party to any material agreement, the principal purpose of which is the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among the Parent and any Parent Subsidiary, and neither the Parent nor any of the Parent Subsidiaries has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return (other than a group the common parent of which is the Parent or which relates to a Tax period ending on or before December 31, 2007).

(c) For the two (2) year period ending on the date hereof, none of the Parent nor any of the Parent Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

(d) Neither Parent nor any of the Parent Subsidiaries has taken or agreed to take any action, or knows of any fact, agreement or other circumstance that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(e) Merger Sub is a Delaware limited liability company, all of the membership interests of which are owned by Parent, and as to which Parent has not elected to treat as a corporation for United States federal income tax purposes.

Section 5.13 Environmental Matters.

Except as to matters that would not constitute a Parent Material Adverse Effect:

(a) Parent and each Parent Subsidiary are in compliance with all Environmental Laws.

(b) Parent and each Parent Subsidiary are in possession of all Environmental Permits and are in compliance with the terms and conditions thereof. Such Environmental Permits are in full force and effect, free from breach, and will not be adversely affected by the Merger.

(c) None of Parent or any Parent Subsidiary has entered into any consent decree or received written notice of or is the subject of any actual or threatened material action, cause of action, claim, demand or notice or any Environmental Claim.

(d) There are no Environmental Claims that are pending or threatened against Parent or any of the Parent Subsidiaries or against any Person or entity whose liability for any Environmental Claim Parent or any of the Parent Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(e) There are no past or present specific conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries or, to the knowledge of Parent, against any Person whose liability for any Environmental Claim Parent or any of the Parent Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(f) There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or formerly owned or operated by Parent or any of the Parent Subsidiaries (and no such property is contaminated by Hazardous Materials so as to require such Cleanup).

(g) Parent and the Parent Subsidiaries have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, Released or threatened the Release of any Hazardous Material in a manner that would be reasonably likely to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries.

(h) The representations and warranties set forth in this Section 5.13 are Parent’s sole representations and warranties with respect to environmental matters, Environmental Permits, Environmental Claims, Environmental Law or Hazardous Materials.

Section 5.14 Compliance with Laws.

Except for non-compliance as would not constitute a Parent Material Adverse Effect: (a) the Parent and the Parent Subsidiaries are in compliance with all applicable Laws of any Governmental Entity that materially affect the business, properties or assets owned or leased by Parent and the Parent Subsidiaries; and (b) no written notice, charge, claim, action or assertion has been received by Parent or any Parent Subsidiary or, to Parent’s knowledge, filed, commenced or threatened in writing against the Parent or any Parent Subsidiary alleging any such non-compliance, in either case, that remains unresolved. All licenses, permits and approvals required under such Laws with respect to the Parent or the Parent Subsidiaries or their businesses, properties or assets are in full force and effect, except where the failure to be obtained or to be in full force and effect does not constitute a Parent Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty in this Section 5.14 is made with respect to (a) Environmental Laws, Environmental Claims or Environmental Permits, which are covered by Section 5.13, (b) Taxes, which are covered by Section 5.12, (c) the FCPA, the Bribery Act or other applicable Anti-Corruption Laws, which are covered by Section 5.15, or (d) the Sarbanes-Oxley Act, the Securities Act or the Exchange Act, which are covered by Section 5.4.

Section 5.15 Certain Business Practices.

(a) To the knowledge of Parent, neither Parent nor any Parent Subsidiary has, since January 1, 2010, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under any applicable Anti-Corruption Laws of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Effective Time applicable to Parent and the Parent Subsidiaries and their respective operations, except as would not constitute a Parent Material Adverse Effect. The Parent has instituted and maintained policies and procedures designed to ensure compliance with such Law.

(b) To the knowledge of Parent and except as would not constitute a Parent Material Adverse Effect, none of Parent, any Parent Subsidiary or any Affiliate of Parent, nor any of their respective directors, officers, employees, agents or other Representatives, or anyone acting on behalf of Parent or its Subsidiaries, is aware of or has taken, since January 1, 2010, any action, directly or indirectly, that would result in a violation of: the FCPA; the Bribery Act; or any Anti-Corruption Laws applicable to Parent, the Parent Subsidiaries or Affiliates of Parent, as applicable, including, without limitation, offering, paying, promising to pay or authorizing the payment of money or anything of value to a foreign governmental official or any other Person while knowing or having a reasonable belief that all or some portion of it would be given to a foreign governmental official and used for the purpose of: (A) influencing any act or decision of a foreign governmental official or other Person, including a decision to fail to perform official functions, (B) inducing any foreign governmental official or other Person to do or omit to do any act in violation of the lawful duty of such official, (C) securing any improper advantage, or (D) inducing any foreign governmental official to use influence with any Governmental Entity in order to affect any act or decision of such Governmental Entity, in order to assist Parent, any Parent Subsidiary or any Affiliate of Parent in obtaining or retaining business with, or directing business to, any Person, in each case, in violation of any applicable Anti-Corruption Laws.

(c) No proceeding by or before any Governmental Entity involving Parent, any Parent Subsidiary or any Affiliate of Parent, or any of their directors, officers, employees or agents, or anyone acting on behalf of Parent or its Subsidiaries, with respect to any applicable Anti-Corruption Laws is pending or, to the knowledge of Company, threatened. Since January 1, 2010, no civil or criminal penalties have been imposed on Parent, any Parent Subsidiary or any Affiliate of Parent with respect to violations of any applicable Anti-Corruption Law, except as have already been disclosed in the Parent SEC Reports, nor have any disclosures been submitted to any Governmental Entity with respect to violations of the FCPA, the Bribery Act or any other applicable Anti-Corruption Laws.

(d) Except as would not constitute a Parent Material Adverse Effect, the operations of Parent and the Parent Subsidiaries are and have been since January 1, 2010 conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Money Laundering Laws and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Parent or any Parent Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Parent, threatened.

(e) Parent and its Affiliates have complied with all applicable statutory and regulatory requirements relating to export controls and trade sanctions, including, in each case to the extent applicable, the Export Administration Regulations (15 C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), the Foreign Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by OFAC and any similar rules or regulations of the European Union or other jurisdiction, except as would not constitute a Parent Material Adverse Effect. Except as would not constitute a Parent Material Adverse Effect, neither Parent, nor any of its Affiliates, shareholders, directors, officers or employees have, directly or indirectly, engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods, or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

(f) Parent and its Affiliates have developed and implemented an export control and trade sanctions compliance program which includes corporate policies and procedures designed to ensure compliance with applicable Laws relating to export control and trade sanctions, including obtaining licenses or other authorizations as required for access by foreign nationals in the U.S. to controlled technology. Since January 1, 2010, no civil or criminal penalties have been imposed on Parent or any of its Affiliates with respect to violations of applicable Laws relating to export control or trade sanctions, nor have any voluntary disclosures relating to export control and trade sanctions issues been submitted to any Governmental Entity. To the knowledge of Parent, Parent and its Affiliates have not been since January 1, 2010 and are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of any applicable Laws relating to export controls or trade sanctions, except as would not constitute a Parent Material Adverse Effect. No Governmental Entity has notified Parent or any of its Affiliates in writing since January 1, 2010 of any actual or alleged violation or breach of any applicable Laws relating to export controls or trade sanctions, except as would not constitute a Parent Material Adverse Effect. To the knowledge of Parent, none of Parent or its Affiliates has, since January 1, 2010, undergone or is undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to Parent’s or any of its Affiliates’ export activity that would constitute a Parent Material Adverse Effect.

Section 5.16 Sufficient Funds.

Parent shall have, as of the Closing Date, sufficient funds on hand, and has sufficient funds on hand or committed financing, as of the date hereof, in each case with which to pay the Cash Portion of the Merger Consideration and consummate the transactions contemplated by this Agreement.

Section 5.17 Investment Company.

The Parent has been advised of the rules and requirements under the Investment Company Act. The Parent is not required to register as an “investment company” within the meaning of the Investment Company Act.

Section 5.18 Intellectual Property.

Except as would not constitute a Parent Material Adverse Effect, Parent and the Parent Subsidiaries own or possess adequate licenses or other valid rights to use all Intellectual Property necessary to carry on the Parent’s business as now operated by them. Except as would not constitute a Parent Material Adverse Effect, there is no (and the Parent has not received notice of any) infringement of or conflict with rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to carry on the Parent’s business as now operated.

Section 5.19 Insurance.

As of the date hereof, except as would not constitute a Parent Material Adverse Effect all material insurance policies of the Parent and the Parent Subsidiaries are in full force and effect, and the Parent believes in good faith that its level of coverage is reasonably customary in comparison to coverage carried by companies in similar lines of business as the Parent and the Parent Subsidiaries. Except as would not constitute a Parent Material Adverse Effect, neither the Parent nor the Parent Subsidiary is in breach or default under any such insurance policy, and neither the Parent nor the Parent Subsidiary has taken any action or failed to take any action which (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination or material modification or any of the material insurance policies of the Parent and the Parent Subsidiaries.

Section 5.20 Customers and Suppliers.

Since December 31, 2013 through the date of this Agreement: (a) no customer or supplier of Parent or any Parent Subsidiary has canceled or otherwise terminated its relationship with Parent or any Parent Subsidiary, except as would not constitute a Parent Material Adverse Effect; (b) no customer or supplier of Parent or any Parent Subsidiary has overtly threatened to cancel or otherwise terminate its relationship with Parent or any Parent Subsidiary or its usage of the services of Parent or any Parent Subsidiary, except as would not constitute a Parent Material Adverse Effect; and (c) Parent and the Parent Subsidiaries have no direct or indirect ownership interest that is material to Parent and the Parent Subsidiaries taken as a whole in any customer or supplier of Parent or any Parent Subsidiary.

Section 5.21 Affiliate Transactions.

There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than incentive plans of the Parent), whether or not entered into in the ordinary course of business, to or by which Parent or any Parent Subsidiary, on the one hand, and any of their respective Affiliates (other than Parent or any Parent Subsidiary), on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since the date that is two (2) years before the date hereof and (b) involve continuing liabilities and obligations that have been, are or will be material to Parent and the Parent Subsidiaries taken as a whole.

Section 5.22 Takeover Laws.

The Board of Parent has taken all action necessary to exempt under and not make subject to any state takeover Law or state Law that limits or restricts business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement, (b) the Merger, and (c) the transactions contemplated by this Agreement and the Merger. None of Parent, Merger Sub or their respective “affiliates” or “associates” or, to the knowledge of the Parent any of its stockholders is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to the Company. Prior to the date of this Agreement, the Board of Parent has taken all action necessary, assuming the accuracy of the representation in Section 4.25, so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or the transaction contemplated hereby.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by the Company Pending the Merger.

The Company covenants and agrees that, from the date hereof until the Effective Time, except as set forth on Schedule 6.1 of the Company Disclosure Letter, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld) in writing (including electronic mail) or except as expressly permitted or required pursuant to this Agreement:

(a) The businesses of the Company and the Company Subsidiaries shall be conducted only in the ordinary course of business consistent with past practices, and the Company and the Company Subsidiaries shall use their reasonable best efforts to maintain their assets and preserve intact their respective business organizations, to maintain their assets and significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with them and to keep available the services of their current key officers and employees;

(b) Without limiting the generality of Section 6.1(a), except (i) as set forth on Schedule 6.1(b) of the Company Disclosure Letter, (ii) as contemplated by this Agreement, (iii) as required by applicable Law for which the Company shall use its reasonable best efforts to give advance notice to Parent and (iv) for intercompany transactions between the Company Subsidiaries or the Company and Company Subsidiaries in the ordinary course of business consistent with past practices, the Company shall not directly or indirectly, and shall not permit any of the Company Subsidiaries to, do any of the following:

(i) except for dispositions of inventory and consumables in the ordinary course of business consistent with past practices, sell, lease, transfer or dispose of any assets, rights or securities of the Company or the Company Subsidiaries outside of the ordinary course of business in excess of $100 million in any single transaction or series of related transactions;

(ii) acquire by merging or consolidating with or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof, or enter into binding agreements with respect to any such acquisition, in each case in excess of $150 million (including any contingent consideration) in any single transaction or series of related transactions or if such acquisition would prevent, materially delay or materially impede the satisfaction of the condition set forth in Section 8.1(b), other than pursuant to existing contracts;

(iii) enter into any partnership, joint venture agreement or similar arrangement if the aggregate amount of capital contributions required to be made under all such arrangements would exceed $150 million;

(iv) amend or propose to amend the certificate of incorporation or bylaws (or respective constituent documents) of the Company or, in a manner that would be adverse to Parent or its stockholders, the certificate of incorporation or bylaws (or respective constituent documents) of (A) any significant Company Subsidiary identified in Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 or (B) any other Company Subsidiary that is material to the business of the Company and the Company Subsidiaries taken as a whole;

(v) except for regular quarterly cash dividends consistent with the amounts declared prior to the date of this Agreement and paid during the third and fourth quarters of 2014, declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock;

(vi) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such stock, securities or interests, other than in connection with the relinquishment of shares by employees and directors of the Company in payment of the exercise price or withholding tax upon the exercise, vesting or delivery, as applicable, of Company Incentive Awards or forfeiture of shares due to termination of employment;

(vii) split, combine or reclassify any outstanding shares of its capital stock;

(viii) issue, sell, dispose of or authorize, propose or agree to the issuance, sale or disposition by the Company or any of the Company Subsidiaries of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date hereof, except for issuances by a wholly-owned subsidiary of the Company to the Company or to another wholly-owned subsidiary of the Company;

(ix) modify the terms of any existing indebtedness for borrowed money or security issued by the Company or any Company Subsidiary having an aggregate principal amount in excess of $100 million in any respect;

(x) (A) except for trade letters of credit or guarantees issued in the ordinary course of business, incur, assume, guarantee, or become obligated following the date of this Agreement with respect to any indebtedness for borrowed money (including capital leases as defined under GAAP), if the aggregate amount of such incurrences, assumptions, guarantees or obligations following the date of this Agreement (net of any repayments following the date of this Agreement) would exceed $1 billion, (B) make any individual loan, advance or capital contribution to or investment in excess of $50 million in any other Person (other than any wholly-owned Company Subsidiary), (C) pledge or otherwise encumber shares of capital stock of the Company or any Company Subsidiary, (D) mortgage or pledge any of its material tangible or intangible assets, or create or suffer to exist any Liens thereupon (other than currently existing Liens and Permitted Liens) of $100 million or more in the aggregate; or (E) fund or prepay any obligations to any Person, that are not due and payable until after Closing unless in the ordinary course of business consistent with past practices or as disclosed on Schedule 6.1 of the Company Disclosure Letter;

(xi) except to the extent required by applicable Law, by any Company Benefit Plan as in effect on the date hereof or by contracts in existence as of the date hereof, or as required by Section 7.3 or as contemplated by Section 3.4, (A) subject to clause (H) below, materially increase the compensation or benefits of any of its employees, officers, directors, consultants, independent contractors or service providers, except in the ordinary course of business consistent with past practices, (B) enter into or materially amend any Company Benefit Plan, except in the ordinary course of business consistent with past practices or if such action applies on a substantially similar basis to employees generally within a jurisdiction, (C) enter into, materially amend, alter or modify, or adopt or implement or otherwise commit itself to any plans or arrangements providing for retiree or post-employment medical, accident, disability, life insurance, death or welfare benefits, except in the ordinary course of business consistent with past practice, (D) make a payment of any pension, severance or retirement benefits not required by any Company Benefit Plan or accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan, except in the ordinary course of business consistent with past practices, (E) accelerate the vesting of, or the lapse of restriction with respect to, any Company Incentive Awards, except in the ordinary course of business consistent with past practices, (F) cause the funding of any rabbi trust or similar arrangement or take any action to materially fund or in any other way materially secure the payment of nonqualified compensation or benefits under any Company Benefit Plan, except in the ordinary course of business consistent with past practices, (G) enter into, renew or materially modify any collective bargaining or similar agreement, except in the ordinary course of business consistent with past practices or (H) make any new equity awards to any director or employee; provided that, for the 2015 calendar year and for each calendar year thereafter, the Company may make new equity awards to directors and employees in accordance with the terms set forth on Schedule 6.1(b)(xi) of the Company Disclosure Letter, which equity awards shall provide that the transactions contemplated by this Agreement shall not constitute a “change of control” for purposes of such awards (provided that such awards that are subject to achievement of performance criteria may be converted as of the Effective Time into awards solely subject to vesting based on the passage of time);

(xii) except in compliance in all material respects with compliance programs in effect as of the date of this Agreement (or as amended after the date of this Agreement; provided that such amendments are not material), enter into or amend any agreement between the Company or any Company Subsidiary and any agent, sales representative or similar person;

(xiii) except in the ordinary course of business consistent with past practices, execute or amend (other than as required by existing Company Benefit Plans or employment agreements or by applicable Law) in any material respect any material consulting or indemnification agreement between the Company or any of the Company Subsidiaries and any of their respective directors, officers, agents, consultants or employees, or any material collective bargaining agreement or other material agreement with any labor organization entered into by the Company or any of the Company Subsidiaries (other than as required by existing Company Benefit Plans or agreements or by applicable Law);

(xiv) except in the ordinary course of business consistent with past practices, make any material changes in its reporting for Taxes or accounting methods other than as required by GAAP or applicable Law; make, change or rescind any material Tax election or file any material amended Tax Return; make any material change to its method of reporting income, deductions, or other Tax items for Tax purposes; settle or compromise any material Tax liability or enter into any transaction with an Affiliate outside the ordinary course of business if such transaction would give rise to a material Tax liability;

(xv) unless otherwise permitted under Section 6.1(b)(xi) enter into, amend or terminate any Material Contract, or any agreement that would be a Material Contract if it had been in existence on the date hereof, outside the ordinary course of business;

(xvi) waive, release, assign, settle, compromise or otherwise resolve any investigation, claim (excluding customer claims in the ordinary course of business that have not resulted in litigation), action, litigation or other legal proceedings, except where such waivers, releases, assignments, settlements or compromises involve only the payment of monetary damages (as well as related non-substantive incidental provisions and other remedies or obligations that are not material in the context of the applicable resolution and which do not restrict Parent or its Subsidiaries (other than the Company and its Subsidiaries) from and after the Closing) in amounts not in excess of $25 million individually, or $200 million in the aggregate for all such proceedings;

(xvii) make or commit to make capital expenditures (which for the avoidance of doubt shall not include capital leases) in excess of $2.2 billion in any calendar year;

(xviii) make or assume any Hedges outside the ordinary course of business consistent with past practices. For purposes of this provision, “Hedge” means a derivative transaction within the coverage of SFAS No. 133, including any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangement related to such transactions;

(xix) enter into any agreement, arrangement or commitment that materially limits or otherwise materially restricts the Company or any Company Subsidiary, or that would reasonably be expected to, after the Effective Time, materially limit or restrict Parent or any Parent Subsidiary or any of their respective Affiliates or any successor thereto, from engaging or competing in any line of business in which it is currently engaged or in any geographic area;

(xx) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, or without consulting with Parent and considering its comments in good faith, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company Subsidiary identified in Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013;

(xxi) take any action that would reasonably be expected to (A) result in any inaccuracy of a representation or warranty herein that would allow for a termination of this Agreement, (B) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied or (C) prevent, materially delay or materially impede the consummation of the Merger or any other transaction contemplated by this Agreement; or

(xxii) take or agree in writing to take any of the actions precluded by Section 6.1(b).

Section 6.2 Conduct of Business by Parent Pending the Merger.

Parent covenants and agrees that, from the date hereof until the Effective Time, except as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, unless the Company shall otherwise consent (which consent shall not be unreasonably withheld) in writing (including electronic mail) or except as expressly permitted or required pursuant to this Agreement:

(a) The businesses of Parent and the Parent Subsidiaries shall be conducted only in the ordinary course of business consistent with past practices, and Parent and the Parent Subsidiaries shall use their reasonable best efforts to maintain their assets and preserve intact their respective business organizations, to maintain their assets and significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with them and to keep available the services of their current key officers and employees.

(b) Without limiting the generality of Section 6.2(a), except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as contemplated by this Agreement, (iii) as required by applicable Law and (iv) for intercompany transactions between the Parent Subsidiaries or Parent and the Parent Subsidiaries, Parent shall not directly or indirectly do any of the following:

(i) acquire or agree to acquire by merging or consolidating with any business or corporation, partnership or other business organization or division thereof, if such transaction would prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(ii) except for regular quarterly cash dividends consistent with the amount announced by Parent on October 20, 2014, subject to increase by no more than 10% on a quarterly basis, declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock;

(iii) amend or propose to amend, in a manner that would be adverse to the Company or its stockholders, its charter or bylaws (or any other constituent documents);

(iv) take any action that would reasonably be expected to (A) result in any inaccuracy of a representation or warranty herein that would allow for a termination of this Agreement, (B) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied or (C) prevent, materially delay or materially impede the consummation of the Merger or any other transaction contemplated by this Agreement;

(v) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(vi) adopt a plan of complete or partial liquidation or dissolution of Parent or any of its material Subsidiaries; or

(vii) take or agree in writing to take any of the actions precluded by Section 6.2(b).

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Preparation of Proxy Statement; Stockholders’ Meetings.

(a) As promptly as reasonably practicable after the date of this Agreement (and in no event later than December 19, 2014), the Company and Parent shall cause to be prepared and filed with the SEC the Proxy/Prospectus in preliminary form. Each of Parent, Merger Sub and the Company shall promptly obtain and furnish the information concerning itself and its Affiliates required to be included in the Proxy/Prospectus. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Proxy/Prospectus or the Registration Statement. Each party shall promptly notify the other party upon the receipt of any oral or written comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy/Prospectus or the Registration Statement and shall provide the other party with copies of all written correspondence and a summary of all oral communications between it, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy/Prospectus or the Registration Statement. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any substantive correspondence (including responses to SEC comments), amendments or supplements to the Proxy/Prospectus or the Registration Statement prior to filing with the SEC, and shall provide to the other a copy of all such filings made with the SEC.

(b) As promptly as reasonably practicable after the date of this Agreement (and, with respect to the initial filing of the Registration Statement, in no event later than December 19, 2014), Parent shall file with the SEC the Registration Statement containing the Proxy/Prospectus so long as Parent has provided to the Company a draft of the Registration Statement containing the Proxy/Prospectus at least ten (10) days prior to any filing thereof and any supplement or amendment at least two (2) days prior to any filing thereof. Parent and the Company shall use all reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of shares of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of shares of Company capital stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, Parent and the Company shall cause the Proxy/Prospectus to be mailed to their respective stockholders, and if necessary, after the definitive Proxy/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the Effective Time, the officers and directors of Parent or the Company discover any statement which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statements made in the Proxy/Prospectus or Registration Statement not misleading, then such party shall immediately notify the other party of such misstatements or omissions. Parent shall advise the Company and the Company shall advise Parent, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(c) The Company shall, (i) in accordance with the Company’s certificate of incorporation and bylaws and applicable Law, take all actions to establish a record date (which will be as soon as practicable after the date hereof) for, duly call, give notice of, convene, and hold a special meeting of its stockholders (the “Company Special Meeting”), for the purpose of securing the Required Company Vote, (ii) in accordance with the Company’s certificate of incorporation and bylaws and applicable Law, distribute to the Company’s stockholders the Proxy/Prospectus as soon as practicable after the date hereof and (iii) except as provided in Section 7.11, use its reasonable best efforts to solicit from stockholders of the Company proxies in favor of the Merger and to take all other action necessary or advisable to secure the Required Company Vote. Within forty-five (45) days following the date upon which the Registration Statement becomes effective (which effective date shall be no later than March 31, 2015; provided that the Company shall not be in breach of the obligation to obtain effectiveness of the Registration Statement if it uses its reasonable best efforts to obtain effectiveness of the Registration Statement during such time period), the Company shall convene and hold the Company Special Meeting. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first two sentences of this Section 7.1(c) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Alternative Proposal or (ii) the withdrawal or modification by the Board of the Company of the Company Board Recommendation or the Board of the Company’s approval of this Agreement or the Merger. Once the Company Special Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Special Meeting without the consent of Parent (which consent shall not be unreasonably withheld or delayed) (other than to the extent necessary (i) for the absence of a quorum, or (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of the Company has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Special Meeting; provided that in the event that the Company Special Meeting is delayed to a date after the Termination Date (as defined in Section 9.2(a)) as a result of either (i) or (ii) above, then Parent may extend the Termination Date to the fifth Business Day after such date). Except to the extent permitted by Section 7.11, (i) the Proxy/Prospectus shall (x) state that the Board of the Company has determined that this Agreement and the Merger are advisable and in the best interests of the Company and (y) include the recommendation of the Board of the Company that this Agreement be adopted by the holders of Company Common Stock (such recommendation described in this clause (y), the “Company Board Recommendation”) and (ii) neither the Board of the Company nor any committee thereof shall withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to Parent, the Company Board Recommendation.

(d) Parent shall, (i) in accordance with Parent’s certificate of incorporation and bylaws and applicable Law, take all actions to establish a record date (which will be as soon as practicable after the date hereof) for, duly call, give notice of, convene, and hold a special meeting of its stockholders (the “Parent Special Meeting”) for the purpose of securing the Required Parent Vote, (ii) in accordance with Parent’s certificate of incorporation and bylaws and applicable Law, distribute to Parent stockholders the Proxy/Prospectus as soon as practicable after the date hereof and (iii) use its reasonable best efforts to solicit from stockholders of Parent proxies in favor of the Parent Proposal and to take all other action necessary or advisable to secure the Required Parent Vote. Within forty-five (45) days following the date upon which the Registration Statement becomes effective (which effective date shall be no later than March 31, 2015; provided that Parent shall not be in breach of the obligation to obtain effectiveness of the Registration Statement if it uses its reasonable best efforts to obtain effectiveness of the Registration Statement during such time period), Parent shall convene and hold the Parent Special Meeting. Without limiting the generality of the foregoing, Parent’s obligations pursuant to the first two sentences of this Section 7.1(d) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Parent of any Parent Alternative Proposal or (ii) the withdrawal or modification by the Board of Parent of the Parent Board

Recommendation or the Board of Parent’s approval of this Agreement or the Merger. Once the Parent Special Meeting has been called and noticed, Parent shall not postpone or adjourn the Parent Special Meeting without the consent of the Company, which consent shall not be unreasonably withheld or delayed (other than to the extent necessary (A) for the absence of a quorum, or (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Parent has determined in good faith, after consultation with Parent’s outside counsel and financial advisors, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Special Meeting; provided that in the event that the Parent Special Meeting is delayed to a date after the Termination Date as a result of either (A) or (B) above, then the Termination Date shall be extended to the fifth Business Day after such date). Except to the extent permitted by Section 7.12, (i) the Proxy/Prospectus shall (x) state that the Board of Parent has determined that the Parent Proposal is advisable and in the best interests of Parent and (y) include the recommendation of the Board of Parent that the Parent Proposal be adopted by the holders of Parent Common Stock (such recommendation described in this clause (y), the “Parent Board Recommendation”) and (ii) neither the Board of Parent nor any committee thereof shall withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to the Company, the Parent Board Recommendation.

(e) The Company and Parent shall each use their reasonable best efforts to cause the Company Special Meeting and the Parent Special Meeting to be held on the same date.

Section 7.2 Stock Exchange Listing.

Parent shall use all reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger (including shares issuable under any Adjusted Options) to be approved for listing on the NYSE at or prior to the Effective Time, subject to official notice of issuance.

Section 7.3 Employee Benefit Matters.

(a) For a period of twelve (12) months following the Closing, Parent shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to, provide to each employee of the Company or any Company Subsidiary who is employed immediately prior to the Closing and who remains in the employ of Parent, the Company or any of its or their Subsidiaries after the Closing (each such individual, a “Continuing Employee”) (i) a level of base salary or hourly wages that is no less favorable than the level of base salary or hourly wages provided to such Continuing Employee immediately prior to the Closing, (ii) cash and equity-based incentive compensation opportunities that are no less favorable than the cash and equity-based incentive compensation opportunities provided to such Continuing Employee immediately prior to the Closing and (iii) with respect to employee benefits, (A) treat similarly situated Continuing Employees on a substantially equivalent basis, taking into account all relevant factors, including but not limited to duties, geographic location, tenure, qualifications and abilities, as other employees of Parent or its Subsidiaries and (B) not discriminate between employee benefits provided to Continuing Employees and employee benefits provided to other employees of Parent or its Subsidiaries.

(b) From and after the Effective Time, Parent and the Surviving Entity shall honor all Company Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time and shall cause any employee benefit plans and compensation arrangements established, maintained or contributed to by Parent or any of its Affiliates (including the Company and its Subsidiaries) that cover any of the Continuing Employees following the Closing (collectively, the “Parent Plans”) to (i) recognize the pre-Closing service of participating Continuing Employees with the Company and its Subsidiaries for purposes of vesting and eligibility to participate, except to the extent such service credit would result in a duplication of benefits for the same period, (ii) recognize the pre-Closing service of participating Continuing Employees with the Company and its Subsidiaries for purposes of benefit accrual and amounts of benefits and contributions (other than for benefit accrual purposes under a defined benefit pension plan, an arrangement providing statutory required benefits or, except as required by a collective bargaining agreement as in effect on the date hereof or by applicable Law, an arrangement that, under applicable Law or collective bargaining agreement, is exclusively subject to collective negotiation or bargaining), except to the extent such service credit would result in a duplication of benefits for the same period, (iii) waive any pre-existing condition limitations for participating Continuing Employees and (iv) provide credit to each participating Continuing Employee under the applicable Parent Plan for amounts paid by such Continuing Employee prior to the Closing during the year in which the Closing occurs under any analogous Company Benefit Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms of such Parent Plan; provided that nothing herein shall limit the right of the Company, Parent or the Surviving Entity to amend or terminate such plans, arrangements and agreements in accordance with their terms.

(c) Parent shall cause the Company and its Subsidiaries to credit under any applicable Parent Plans each Continuing Employee with all vacation and personal holiday time that such Continuing Employee has accrued but has not used as of the Closing, provided that any such credited accruals may be used only during the calendar year in which the Closing occurs.

(d) Without limiting the generality of Section 7.3(b), the Company acknowledges and agrees that all provisions contained in this Agreement with respect to the Continuing Employees are included for the sole benefit of the Company, Parent and the Surviving Entity, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any employees, former employees, any participant in any Company Benefit Plan or other benefit plan or arrangement, or any dependent or beneficiary thereof, or (ii) to continued employment with the Company, Parent, the Surviving Entity, or any of their respective Subsidiaries.

(e) Nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or other employee benefit plan or arrangement, or shall limit the right of Parent, the Surviving Entity, the Company or any of their Subsidiaries, to amend, terminate or otherwise modify any such Company Benefit Plan or other employee benefit plan or arrangement following the Closing in accordance with its terms. In the event that (i) a party other than the Parent, the Company or any of their Subsidiaries makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Company Benefit Plan or other employee benefit plan or arrangement, and (ii) such provision is deemed in any judicial proceeding to be an amendment to such Company Benefit Plan or other employee benefit plan or arrangement even though not explicitly designated as such in this Agreement then such provision, to the extent covered by such deemed amendment, shall lapse retroactively and shall have no amendatory effect.

(f) Effective as of a date no later than the day immediately prior to the Effective Time, unless otherwise directed in writing by Parent, at least ten (10) Business Days prior to the Effective Time, the Company shall take or cause to be taken all actions necessary to (i) adopt amendments to all Section 401(k) plans maintained or contributed to by the Company or a Company Subsidiary (collectively, the “Company 401(k) Plan”) required to be adopted in accordance with the Code to reflect qualification requirements that apply as of the date of termination of the Company 401(k) Plan, (ii) take all necessary action to effect the termination of the Company 401(k) Plan and shall provide Parent with a copy of the applicable board of directors resolutions and termination agreements evidencing such terminations and (iii) ensure that each Continuing Employee is fully vested in his or her account balance under the Company 401(k) Plan. Following the Effective Time, to the extent provided under the terms of the Company 401(k) Plan at the time of termination, Parent shall permit participants in the Company 401(k) Plan who are employed by Parent or its Subsidiaries to (i) make in-service withdrawals from the Company 401(k) Plan, and (ii) continue to receive and repay any loans from the Company 401(k) Plan. Following the Effective Time, Parent shall permit each participant in the Company 401(k) Plan who terminates employment with the Surviving Entity or its Subsidiaries the right to receive a distribution of such participant’s interest under the Company 401(k) Plan, in each case in accordance with the terms of the Company 401(k) Plan. As soon as practicable following Internal Revenue Service approval of the termination of the Company 401(k) Plan, Parent or the Surviving Entity shall, with respect to Continuing Employees who remain actively employed with Parent or the Surviving Entity (i) provide an election to roll over their interest under the Company 401(k) Plan, including plan loans, to a tax-qualified defined contribution plan maintained by Parent or an affiliate of Parent (the “Parent DC Plan”), (ii) cause the trustee of the Company 401(k) Plan to roll over the interest which the participant elects to roll over to the Parent DC Plan, and (iii) cause the Parent DC Plan to accept any such rollovers. The Continuing Employees shall be eligible to participate in the Parent DC Plan immediately following the Effective Time.

(g) Parent shall not (and shall cause the Parent Subsidiaries not to) communicate or otherwise meet with any of the employees of the Company and Company Subsidiaries to discuss the terms and conditions of employment or employee benefits or compensation matters without reasonable prior notice to the Company or its designee. Such communications and/or meetings shall be effectuated solely by human resources representatives of Parent in reasonable cooperation with the Company, and shall be limited to topics directly related to the terms and conditions of employment with Parent or a Parent Subsidiary and employee benefits or compensation matters following the Effective Time.

(h) Without limiting Section 7.3(g), Parent and the Company agree that for the period commencing on the date hereof and ending on the Termination Date, each of Parent and the Company will not, and will ensure that its Affiliates (and any person acting on behalf of or in concert with it or any of its Affiliates) will not, directly or indirectly, solicit for employment or hire any officer, director, or employee of the other party or any of the other party’s

Subsidiaries. The restrictions of this Section 7.3(h) shall not prohibit either party, however, from conducting any general solicitations for employment, such as any newspaper or Internet help wanted advertisement, directly or through any agent (including placement and recruiting agencies) that is not directed at such persons.

(i) If, during the twelve (12) month period beginning on the Closing Date, the employment of any Continuing Employee is terminated as a result of an Involuntary Termination, (i) Parent shall pay (or shall cause its Affiliate to pay) such Continuing Employee a lump sum cash severance payment in an amount equal to the greater of (A) (x) the cash severance payment that would be payable to such Continuing Employee under the applicable severance plan, program, agreement or arrangement of the Company or any of its Subsidiaries (each, a “Company Severance Arrangement”), if any, that covers such Continuing Employee as of immediately prior to the Closing Date, under the terms of such Company Severance Arrangement as in effect as of immediately prior to the Closing Date (taking into account service rendered by such Continuing Employee for Parent and Parent’s Affiliates after the Effective Time and disregarding any ability of the Company or its Subsidiaries to terminate or adversely amend such Company Severance Arrangement) or (y) if greater, the amount determined in accordance with the formula set forth in Schedule 7.3(i) of the Company Disclosure Letter or (B) the cash severance payable to such Continuing Employee under any severance program or arrangement of Parent or its Affiliate and (ii) the vesting of all then outstanding equity awards granted by Parent or a Parent Subsidiary, and all Company Incentive Awards described in Section 3.4(g), held by such Continuing Employee shall immediately accelerate in full. Such cash severance amount will be paid on the date that is sixty (60) days following such Continuing Employee’s Separation From Service; provided that, if such Continuing Employee is a Specified Employee, such payment shall be made on the date that is six (6) months following such Continuing Employee’s Separation From Service, except to the extent that such payment may be made prior to such date without incurring additional taxes or interest under Section 409A.

For purposes of this Section 7.3(i), the terms “Separation From Service” and “Specified Employee” have the meanings ascribed to those terms in Section 409A; the term “Involuntary Termination” shall mean the termination of a Continuing Employee’s employment with Parent or its Affiliate (without a contemporaneous transfer of employment to Parent or its Affiliate) that occurs during the twelve (12) month period following the Effective Time and that results from either such Continuing Employee’s termination of employment by Parent or its Affiliate other than for Cause (as defined herein) or a resignation by such Continuing Employee for Good Reason (as defined herein).

For purposes of this Section 7.3(i), the term “Cause” with respect to a Continuing Employee has the meaning assigned to it (or to a term of like import) in the applicable Company Severance Arrangement as in effect as of immediately prior to the Effective Time, or if such applicable Company Severance Arrangement that covered such Continuing Employee does not define “Cause” (or if such Continuing Employee is not covered by a Company Severance Arrangement as of immediately prior to the Effective Time) then “Cause” means (i) the willful and continued failure by the Continuing Employee to substantially perform the Continuing Employee’s duties with Parent or its Affiliate (other than any such failure resulting from the Continuing Employee’s incapacity due to physical or mental illness) or (ii) the willful engaging by the Continuing Employee in conduct which is demonstrably and materially injurious to Parent or its Affiliate, monetarily or otherwise.

For purposes of this Section 7.3(i), the term “Good Reason” with respect to a Continuing Employee has the meaning assigned to it (or to a term of like import) in the applicable Company Severance Arrangement as in effect as of immediately prior to the Effective Time, or if such applicable Company Severance Arrangement that covered such Continuing Employee does not define “Good Reason” (or if such Continuing Employee is not covered by a Company Severance Arrangement as of immediately prior to the Effective Time) then “Good Reason” means the occurrence (without the Continuing Employee’s express written consent) of any one of the following acts by Parent or its Affiliate, or failures by Parent or its Affiliate to act, unless, in the case of any act or failure to act described in paragraph (a) below, such act or failure to act is corrected prior to the effective date of the Continuing Employee’s termination for Good Reason:

(a) a reduction by Parent or its Affiliate in the Continuing Employee’s annual base compensation as in effect on the date hereof or as the same may be increased from time to time, except for across-the-board salary reductions similarly affecting all individuals having a similar level of authority and responsibility with Parent or its Affiliate (as applicable); or

(b) the relocation of the Continuing Employee’s principal place of employment to a location outside of a 30-mile radius from the Continuing Employee’s principal place of employment immediately prior to the Effective Time or Parent’s or its Affiliate’s (including the Company’s or its Subsidiary’s) requiring the Continuing Employee to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on Parent’s or its Affiliate’s business to an extent substantially consistent with the Continuing Employee’s business travel obligations immediately prior to the Effective Time.

The Continuing Employee’s continued employment shall not constitute consent to, or a waiver of any rights with respect to, any act or failure to act constituting Good Reason hereunder.

Section 7.4 Section 16 Matters.

No fewer than 18 Business Days prior to the Effective Time, the Company shall prepare and cause to be delivered to Parent a schedule (a) identifying each individual that, for purposes of Section 16(b) under the Exchange Act, (i) is an officer or director of the Company or any Company Subsidiary or (ii) will, at the Effective Time be an officer or director of the Surviving Entity and who owns Company Common Stock and (b) the number of shares of Company Common Stock owned by each such individual. Prior to the Effective Time, each of Parent and the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such efforts to include all steps required to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Section 7.5 Certain Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b) Parent and the Company shall each use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Sections 8.2(c) and 8.3(c).

(c) Officers of Parent, Merger Sub and the Company shall execute and deliver to Davis Polk & Wardwell LLP, tax counsel for the Company, and Baker Botts L.L.P., tax counsel for Parent, certificates substantially in the form agreed to by the parties and such firms at such time or times as may reasonably be requested by such firms, in connection with such tax counsel’s respective delivery of opinions pursuant to Sections 8.2(c) and 8.3(c) hereof. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 7.5.

(d) The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. The Surviving Entity shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Merger.

(e) Neither Parent nor Company will take (or fail to take) any action which action (or failure to act) would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(f) Between the date hereof and the Closing Date, the Company shall prepare all Tax Returns for any Tax period which are required to be filed on or before the Closing Date (taking extensions into account) using accounting methods, principles and positions consistent with those used for prior Tax periods, unless a change is required by applicable Law or regulation. All such Tax Returns shall be timely filed and all related Taxes paid on or before the Closing Date.

Section 7.6 Reasonable Best Efforts; Filings, etc.

(a) Subject to the terms and conditions set forth in this Agreement, including the limitations set forth in Section 7.6(d), each of the parties hereto shall, and the Company shall cause each of the Company Subsidiaries to, use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby, including (i) the obtaining of all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby.

(b) Subject to Section 7.6(c) and the other terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (and shall cause their respective Subsidiaries to):

(i) make their respective required filings (and filings considered by Parent to be advisable after consulting with, and considering in good faith the views of, the Company) under the HSR Act, the EC Merger Regulation and any other Regulatory Laws (and Parent shall be responsible for all filing fees incident thereto), which filings shall be made as promptly as Parent deems advisable, and thereafter shall promptly make any other required submissions under the HSR Act or other such laws; without limiting the generality of the foregoing, each party shall use its reasonable best efforts to respond to and comply promptly with and expeditiously achieve substantial compliance with any request for information regarding the Merger or any such filings for any Governmental Entity charged with enforcing, applying, administering, or investigating any Regulatory Law;

(ii) use their reasonable best efforts to cooperate with one another in (A) determining which filings are required (or considered by Parent to be advisable after consulting with, and considering in good faith the views of, the Company) to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities in connection with the execution and delivery of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby and (B) timely making all such filings;

(iii) promptly notify each other of any communication concerning this Agreement, the Merger or the other transactions contemplated by this Agreement to that party from any Governmental Entity, it being understood that correspondence, filings and communications received from any Governmental Entity shall be immediately provided to the other party upon receipt, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants;

(iv) not participate or agree to participate in any meeting or substantive discussion (including, without limitation, any discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders or authorizations, and any agreement regarding the timing of consummation of the Merger) with any Governmental Entity relating to any filings or investigation concerning this Agreement, the Merger or the other transactions contemplated by this Agreement unless it consults with the other party and its representatives in advance and invites the other party’s representatives to attend, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, unless the Governmental Entity prohibits such attendance;

(v) promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with draft copies prior to submission to a Governmental Entity, with reasonable time and opportunity to comment and consult, of all correspondence, filings and communications (and memoranda setting forth the substance thereof) that they, their Affiliates or their respective representatives intend to submit to any Governmental Entity;

(vi) promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity, including, without limitation, any filings necessary or appropriate under the provisions of Regulatory Laws; and

(vii) deliver to the other party’s outside counsel complete copies of all documents furnished to any Governmental Entity as part of any filing, subject to appropriate confidentiality agreements.

(c) Parent shall be entitled to direct the antitrust defense of the transaction contemplated by this Agreement in any investigation or litigation by, or negotiations with, any Governmental Entity or other person relating to the Merger or regulatory filings under applicable Regulatory Law, subject to the provisions of Section 7.6(a), Section 7.6(b), Section 7.6(d) and Section 7.6(e) and provided that Parent shall consult with, and consider in good faith the views of, the Company throughout the antitrust defense of the transaction contemplated by this Agreement, including by providing the Company with reasonable opportunity to evaluate, as promptly as practicable, steps to be taken in pursuit of such defense. The Company shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent. The Company shall use its reasonable best efforts to provide full and effective support of Parent in all material respects in all such investigations, litigation, negotiations and discussions to the extent requested by Parent.

(d) Without limiting the foregoing, Parent and Merger Sub shall take all such action (including any Antitrust Action) as may be necessary to resolve such objections, if any, that the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, or any other Person, may assert under Regulatory Laws with respect to the transactions contemplated hereby, and to avoid or eliminate, and minimize the impact of, each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date); provided, however, that nothing contained in this Agreement requires Parent, Merger Sub or the Company to take, or cause to be taken, any Antitrust Action with respect to any of the assets, businesses or product lines of the Company or any of its Subsidiaries, or of Parent or any of its Subsidiaries (including the Surviving Entity), or any combination thereof, if such action would exceed the Detriment Limit. For purposes of this Agreement, “Antitrust Action” means any action with respect to assets, businesses or product lines, including a request that they be (x) divested or held separate or (y) subject to conduct remedies, limitations or other actions, and the “Detriment Limit” would be exceeded if the assets, businesses or product lines subject to Antitrust Action in order to obtain actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from Governmental Entities under Regulatory Laws account for more than $7.5 billion of revenue for the twelve (12) months ended December 31, 2013. If requested by Parent, the Company will agree to and take any action contemplated by this Section 7.6(d), provided that the consummation of any divestiture or the effectiveness of any other remedy is conditioned on the consummation of the Merger. The parties hereto agree that the calculation of revenue shall be measured by reference to the lowest such revenue of Parent or the Company for each such overlapping asset, business or product line subject to Antitrust Action, regardless of which asset, business or product line Parent actually selects for such Antitrust Action. The foregoing agreement in this section is made solely to facilitate the closing of the Merger and does not constitute a representation or admission that the Merger, if consummated without any modification, would violate any Regulatory Laws or that agreeing to any divestitures, hold separate conditions or other restrictions permitted herein or suggested by any person or authority acting under any Regulatory Law would not be harmful to the parties hereto.

(e) Notwithstanding anything in this Agreement to the contrary but subject to the next sentence, Parent shall have the right, but not the obligation, to oppose or refuse to consent to, through litigation or otherwise, any request, attempt or demand by any Governmental Entity or other person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of Parent, the Company or any of their respective Subsidiaries and shall have the obligation to defend any litigation instituted by a Governmental Entity or other person with respect to the legality of the Merger under applicable Regulatory Laws. In the event Parent opposes or refuses to consent to, through litigation or otherwise, including any appeals, any request, attempt or demand by any Governmental Entity or other person as provided in the preceding sentence, and (i) such proceedings conclude prior to the Termination Date with a decree, injunction or order restricting or prohibiting the Merger or (ii) no decree, order or injunction has been issued in such proceedings prior to the Termination Date, then Parent shall take such actions (including Antitrust Actions) in a timely manner, as are necessary to achieve the clearance by or approval of the Governmental Entity or other person and satisfaction of the condition set forth in Section 8.1(b) [Antitrust/Competition] and Section 8.1(c) [Injunctions or Restraints] (with respect to any Regulatory Law) prior to the Termination Date, provided that Parent shall not be required to take any action that would exceed the Detriment Limit.

(f) For purposes of this Agreement, “Regulatory Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the EC Merger Regulation, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Applicable Laws, including without limitation any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

(g) The parties will cooperate and use their respective reasonable efforts to identify and comply with any so called “transaction triggered” or “responsible property transfer” requirements under Environmental Laws that result from the Merger.

Section 7.7 Stockholder Litigation.

The Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any stockholder litigation against the Company or its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no such settlement shall be agreed to without Parent’s consent (not to be unreasonably withheld).

Section 7.8 Public Statements.

The Company, Parent and Merger Sub shall consult with each other prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated hereby and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or any listing agreement with a national securities exchange or trading market; provided that each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent. In addition, the Company shall, to the extent reasonably practicable and except for any public disclosure under Section 7.11 or Section 7.12, consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases, reasonably in advance of publication or release. The Company and Parent agree to issue a joint press release announcing the execution and delivery of this Agreement.

Section 7.9 Notification of Certain Matters.

The Company agrees to give prompt notice to Parent and Merger Sub, and to use commercially reasonable efforts to prevent or promptly remedy, the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be reasonably likely to cause the failure of any of the conditions set forth in Section 8.2; provided, however, that the delivery of any notice pursuant to this Section 7.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. Each of Parent and Merger Sub agrees to give prompt notice to the Company, and to use commercially reasonable efforts to prevent or promptly remedy, the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be reasonably likely to cause the failure of any of the conditions set forth in Section 8.3; provided, however, that the delivery of any notice pursuant to this Section 7.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 7.10 Access; Confidentiality.

(a) From the date hereof until the Effective Time and subject to the requirements of applicable Laws, the Company and Parent shall each (i) give to the other party, its counsel, financial advisors, auditors, potential Financing Sources and other consultants and authorized representatives reasonable access during normal business hours to the offices, properties, books and records of such party and its Subsidiaries, (ii) furnish to the other party, its counsel, financial advisors, auditors, potential Financing Sources, and other consultants and authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct its and its Subsidiaries’ employees, counsel, financial advisors, auditors and other authorized representatives to cooperate reasonably with the other party in its investigation of such party and such party’s Subsidiaries (including, but not limited to, in the case of clauses (i)-(iii), for the purpose of ensuring that the business conducted by the Company complies with, and does not raise material liability risks under, applicable Laws, including, without limitation, Anti-Corruption Laws), except that nothing herein shall require any party to disclose any information that would cause a risk of a loss of privilege to such party or its Subsidiaries. Notwithstanding the above, no party nor its representatives shall have the right to conduct environmental sampling on any of the properties owned or operated by the other party or its Subsidiaries. Any investigation pursuant to this Section 7.10(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of any party or its Subsidiaries. The cooperation provisions of this paragraph extend fully to all overseas business, joint venture, and subsidiary locations. In addition, each of the Company and Parent agree to use their reasonable best efforts to facilitate meetings with joint venture partners, agents, representatives, consultants, customs brokers, and other third parties that the other party or its counsel determine may be relevant to due diligence. Each of Parent and the Company shall have the right, in its sole discretion to have a representative present for investigations, interviews and visits.

(b) Prior to the mailing of the Proxy/Prospectus to the Company’s stockholders and within one week of the Closing, Parent shall provide the Company a reasonable opportunity to meet with the executive officers of the Parent to conduct reasonable due diligence to confirm whether any statement in such Proxy/Prospectus, in light of the circumstances in which it was made, is not false or misleading with respect to a material fact or does not omit to state a material fact necessary to make the statements made in the Proxy/Prospectus not misleading.

(c) Each of Parent and the Company shall, until the earlier of the Effective Time and the eighteen (18) month anniversary of the termination of this Agreement, hold, and shall use its reasonable best efforts to cause its Representatives to hold, in confidence, unless compelled to disclose by Law, all confidential documents and information concerning the other party furnished or otherwise made available to it or its Affiliates in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Company Disclosure Letter and Parent Disclosure Letter, as applicable), except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by such party, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired by such party from sources other than the other party; provided that each of Parent and the Company may disclose such information to its Representatives in connection with the transactions contemplated by this Agreement so long as such party informs such Persons of the confidential nature of such information and directs them to treat it confidentially. Each of Parent and the Company shall satisfy its obligation to hold any such information in confidence if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, each of Parent and the Company shall, and shall use its reasonable best efforts to cause its Representatives to, destroy or deliver to the other party, upon request, all documents and other materials, and all copies thereof, that it or its Affiliates obtained, or that were obtained on their behalf, from the other party in connection with this Agreement and that are subject to such confidence. “Law” for purposes of this Section 7.10(c) shall include the rules of any national securities exchange.

(d) Nothing in this Section 7.10 shall require either party to permit any inspection, or to disclose any information, that in the reasonable judgment of such party would (i) violate any of its respective obligations with respect to confidentiality or (ii) result in a violation of applicable Law or loss of privilege. Each party shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(e) No investigation by and of the parties or their respective Representatives made pursuant to this Section 7.10 shall modify, nullify, amend or otherwise affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

Section 7.11 No Solicitation by the Company.

(a) Subject to Section 7.11(b), the Company agrees that from and after the date of this Agreement, it shall (i) immediately cease and terminate, and cause to be ceased and terminated, all of its and its Representatives’ discussions and negotiations with any other Person (other than Parent or its Affiliates) regarding any Company Alternative Proposal (as hereinafter defined), (ii) promptly request, and cause to be requested that, each Person that has received confidential information in connection with a possible Company Alternative Proposal within the last twelve (12) months return to the Company or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company and Company Subsidiaries and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement entered into or amended during the twelve (12) months prior to the date hereof in respect of a proposed Company Alternative Proposal (such agreement, a “Company Standstill Agreement”) unless the Board of the Company concludes in good faith that a failure to take any action described in this clause (iii) would reasonably likely be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable Law. From and after the date of this Agreement, subject to Section 7.11(b) and Section 9.3(b), the Company shall not, directly or indirectly, nor shall the Company authorize or permit any Company Subsidiary or any of its or their respective directors, officers, members, employees, representatives, agents, attorneys, consultants, contractors, accountants, financial advisors and other advisors (a “Representative”) to, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a Company Alternative Proposal, (ii) except for confidentiality agreements entered into pursuant to the proviso to the first sentence of Section 7.11(b) or a definitive agreement entered into or to be entered into concurrently with a termination of this Agreement by the Company pursuant to Section 9.3(b), approve or enter into a letter of intent, memorandum of understanding or other contract with any Person, other than Parent and Merger Sub, for, constituting or otherwise relating to a Company Alternative Proposal, (iii) provide or cause to be provided any information or data relating to the Company or any Company Subsidiary in connection with, or in response to, any Company Alternative Proposal by any Person, or (iv) terminate, amend, waive or permit the waiver of any voting restriction contained in the organizational or governing documents of the Company, or take any action contemplated by paragraph (a)(1) of Section 203 of the DGCL. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any officer, director or financial advisor of the Company takes any action that if taken by the Company would be a breach of this Section 7.11, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 7.11 by the Company.

(b) Notwithstanding the provisions of Section 7.11(a), the Company and its Representatives shall be entitled, prior to obtaining the Required Company Vote, to furnish information regarding the Company and any Company Subsidiary to, or engage in discussions or negotiations with, any Person in response to an unsolicited, bona fide, written third party proposal with respect to a Company Alternative Proposal that is submitted to the Company by such Person (for so long as such Company Alternative Proposal has not been withdrawn) if (i) none of the Company, the Representatives of the Company, the Company Subsidiaries or the Representatives of the Company Subsidiaries shall have breached the provisions set forth in this Section 7.11 in any material respect with respect to such Person, and (ii) the Board of the Company shall have determined, in its good faith judgment, after consultation with the Company’s financial advisor and outside legal counsel, that the proposal constitutes or is reasonably likely to lead to a Company Superior Proposal (as hereinafter defined); provided that the Company may not enter into negotiations or discussions or supply any information in connection with a Company Alternative Proposal without entering into a confidentiality agreement, which confidentiality agreement may allow such third party to make Alternative Proposals to the Company in connection with the negotiations and discussions permitted by this Section 7.11(b). Parent shall be entitled to receive an executed copy of any such confidentiality agreement and notification of the identity of such Person promptly (and in any event within twenty-four (24) hours) after the Company’s entering into such discussions or negotiations or furnishing information to the Person making such Company Alternative Proposal or its Representatives. The Company shall promptly provide or make available to Parent any non-

public information concerning the Company and any Company Subsidiary that is provided to the Person making such Company Alternative Proposal or its Representatives which was not previously provided or made available to Parent. The Company agrees that it shall notify Parent promptly (and in any event within forty-eight (48) hours of receipt) if any inquiry, contact or proposal related to a Company Alternative Proposal is received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, the Company, the Company Subsidiaries, any of its Representatives, or any Representatives of the Company Subsidiaries, and thereafter shall keep Parent informed in writing, on a reasonably current basis, of all material developments regarding the status of any such inquiry, contact or proposal and the status of any such negotiations or discussions. Nothing contained in this Agreement shall prevent the Board of the Company from complying with Rule 14e-2 under the Exchange Act with respect to a Company Alternative Proposal or from making any similar disclosure; provided, however, that any disclosure by the Company that relates to a Company Alternative Proposal shall be deemed to be a Company Change in Recommendation unless the Board of the Company reaffirms the Company Board Recommendation in such disclosure.

(c) Neither the Board of the Company nor any committee thereof shall (i) (A) withdraw (or qualify or modify in a manner adverse to Parent), or propose to withdraw (or qualify or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Board of the Company or any such committee thereof of this Agreement, the Merger or any other transaction contemplated by this Agreement, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve any Company Alternative Proposal, (C) fail to include the Company Board Recommendation in the Proxy/Prospectus or (D) resolve, propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Company Change in Recommendation”) or (ii) (A) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Company Alternative Proposal or that would require the Company to abandon, terminate or fail to consummate the Merger (other than a confidentiality agreement referred to in Section 7.11(b)) (a “Company Acquisition Agreement”) or (B) resolve, agree or propose to do any of the foregoing. Notwithstanding anything in this Agreement to the contrary, if, prior to obtaining the Required Company Vote, the Board of the Company determines in good faith (after consultation with its outside counsel and financial advisors) that the failure to do so would reasonably likely be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, it may (A) terminate this Agreement pursuant to Section 9.3(b) and cause the Company to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal or (B) make a Company Change in Recommendation in connection with a Company Superior Proposal, but in the case of (1) Section 7.11(c)(ii)(A), only if such Company Superior Proposal has not resulted from a breach of its obligations pursuant to this Section 7.11, and (2) Section 7.11(c)(ii)(A) or (B) only if (x) the Company provides written notice to Parent (a “Company Notice of Change in Recommendation”) advising Parent that the Board of the Company intends to take such action and specifying the reasons therefor, including the terms and conditions of such Company Superior Proposal, the identity of the Person making the Company Superior

Proposal and copies of all relevant documents relating to such Company Superior Proposal that the Company has received from the Person or its representatives that made such proposal and that are the basis of the proposed action by the Board of the Company, including a copy of the proposed Company Acquisition Agreement (if any) (it being understood and agreed that any amendment to the financial terms or other material terms of such Company Superior Proposal shall require a new Company Notice of Change in Recommendation and compliance with the requirements of this Section 7.11(c)); (y) during a period of four (4) Business Days following Parent’s receipt of a Company Notice of Change in Recommendation (or, in the event of a new Company Notice of Change in Recommendation as a result of any such amendment, an extension of two (2) additional Business Days), if requested by Parent, the Company and its Representatives shall have negotiated with Parent and its Representatives in good faith to make such revisions or adjustments proposed by Parent to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and the Merger and not to make such Company Change in Recommendation; and (z) if applicable, at the end of such applicable 4- or 2-Business Day period, the Board of the Company, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that Parent, prior to the expiration of such applicable period, shall have offered in writing in a manner that would form a binding contract if accepted by the Company, continues to determine in good faith (after consultation with its outside counsel and financial advisors) that the Company Alternative Proposal constitutes a Company Superior Proposal and that failure to make such Company Change in Recommendation would reasonably likely be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law.

(d) Other than in connection with a Company Alternative Proposal, the Company may, at any time prior to, but not after, obtaining the Required Company Vote, make a Company Change in Recommendation in response to a Company Intervening Event (a “Company Intervening Event Change in Recommendation”) if the failure to take such action would likely be inconsistent with the fiduciary duties of the Board of the Company to the Company’s stockholders under applicable Law, provided, that: (A) Parent shall have received written notice from the Company (a “Company Notice of Intervening Event Change in Recommendation”) of the Company’s intention to make a Company Intervening Event Change in Recommendation at least four (4) Business Days prior to the taking of such action by the Company, which notice shall specify the applicable Company Intervening Event in reasonable detail, (B) during such period and prior to making a Company Intervening Event Change in Recommendation, if requested by Parent, the Company and its Representatives shall have negotiated in good faith with Parent and its Representatives regarding any revisions or adjustments proposed by Parent to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and the Merger and not make such Company Intervening Event Change in Recommendation and (C) the Company may make a Company Intervening Event Change in Recommendation only if the Board of the Company, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that Parent shall have, prior to the expiration of the 4-Business Day period, offered in writing in a manner that would form a binding contract if accepted by the Company, continues to determine in good faith that failure to make a Company Intervening Event Change in Recommendation would likely be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law. A “Company Intervening Event” shall mean any fact, circumstance, occurrence, event, development, change or condition or combination thereof that (i) was not known to the Board of the Company as of the date of this Agreement (or if known, the consequences or magnitude of which were not known or reasonably foreseeable) and (ii) does not relate to (A) any Company Alternative Proposal or (B) clearance of the Merger under the HSR Act, the EC Merger Regulation or any other Regulatory Law, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 7.6; provided, however, that (1) any change in the price or trading volume of Company Common Stock or Parent Common Stock shall not be taken into account for purposes of determining whether a Company Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred); (2) in no event shall any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Parent or any of its Subsidiaries constitute a Company Intervening Event unless such event, fact, circumstance or development constitutes a Parent Material Adverse Effect; and (3) the Company or Parent meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether a Company Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred).

(e) As used in this Agreement:

(i) “Company Alternative Proposal” shall mean any bona fide proposal or offer from any Person or group of Persons other than Parent or any of the Parent Subsidiaries or any group of which Parent or any of the Parent Subsidiaries is a member (A) for a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or any similar transaction or series of transactions involving the Company (or any Company Subsidiary or Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole), (B) for the issuance by the Company of 15% or more of its equity securities or (C) to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of the Company or 15% or more of the aggregate equity securities of the Company Subsidiaries, in each case other than the Merger.

(ii) “Company Superior Proposal” shall mean any Company Alternative Proposal (A) which provides that 100% of the Company’s outstanding equity securities shall be converted into, exchanged for or otherwise canceled in exchange for the right to receive consideration that does not constitute 50% or more of the outstanding equity securities of the acquiring or surviving entity or its ultimate parent or (B) providing for the sale of all or substantially all of the Company’s assets, in either case on terms which the Board of the Company determines in its good faith judgment, after consultation with the Company’s outside counsel and financial advisors, would, if consummated, result in a transaction more favorable from a financial point of view to the holders of Company Common Stock than the Merger (or any bona fide written offer or proposal made by Parent in response to such Company Alternative Proposal or otherwise), taking into account all the terms and conditions of such Alternative Proposal and this Agreement (including any conditions to and expected timing of consummation thereof, and all legal, financial and regulatory aspects of such Company Alternative Proposal and this Agreement).

(f) For the avoidance of doubt, the restrictions set forth in this Section 7.11 shall not apply to any action taken by or on behalf of the Company in connection with its obligations under Section 7.6(d).

Section 7.12 No Solicitation by Parent.

(a) Subject to Section 7.12(b), Parent agrees that from and after the date of this Agreement, it shall (i) immediately cease and terminate, and cause to be ceased and terminated, all of its and its Representatives’ discussions and negotiations with any other Person (other than the Company or its Affiliates) regarding any Parent Alternative Proposal (as hereinafter defined), (ii) promptly request, and cause to be requested that, each Person that has received confidential information in connection with a possible Parent Alternative Proposal within the last twelve (12) months return to Parent or destroy all confidential information heretofore furnished to such Person by or on behalf of Parent and its Subsidiaries and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement entered into or amended during the twelve (12) months prior to the date hereof in respect of a proposed Parent Alternative Proposal (such agreement, a “Parent Standstill Agreement”) the Parent Board concludes in good faith that a failure to take any action described in this clause (iii) would reasonably likely be inconsistent with the directors’ fiduciary obligations to Parent’s stockholders under applicable Law. From and after the date of this Agreement, subject to Section 7.12(b) and Section 9.4(b), Parent shall not, directly or indirectly, nor shall Parent authorize or permit any of its Subsidiaries or any of its Representatives to, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a Parent Alternative Proposal, (ii) except for confidentiality agreements entered into pursuant to the proviso to the first sentence of Section 7.12(b) or a definitive agreement entered into or to be entered into concurrently with a termination of this Agreement by Parent pursuant to Section 9.4(b), approve or enter into a letter of intent, memorandum of understanding or other contract with any Person, other than the Company, for, constituting or otherwise relating to a Parent Alternative Proposal, (iii) provide or cause to be provided any information or data relating to Parent or any of its Subsidiaries in connection with, or in response to, any Parent Alternative Proposal by any Person, or (iv) terminate, amend, waive or permit the waiver of any voting restriction contained in the organizational or governing documents of Parent, or take any action contemplated by paragraph (a)(1) of Section 203 of the DGCL. Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any officer, director or financial advisor of Parent takes any action that if taken by Parent would be a breach of this Section 7.12, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 7.12 by Parent.

(b) Notwithstanding the provisions of Section 7.12(a), Parent and its Representatives shall be entitled, prior to obtaining the Required Parent Vote, to furnish information regarding Parent and its Subsidiaries to, or engage in discussions or negotiations with, any Person in response to an unsolicited, bona fide, written third party proposal with respect to a Parent Alternative Proposal that is submitted to Parent by such Person (for so long as such Parent Alternative Proposal has not been withdrawn) if (i) none of Parent, the Representatives of Parent, the Subsidiaries of Parent or the Representatives of Subsidiaries of the Parent shall have breached the provisions set forth in this Section 7.12 in any material respect with respect to such Person, and (ii) the Board of Parent shall have determined, in its good faith judgment, after consultation with Parent’s financial advisors and outside legal counsel, that the proposal constitutes or is reasonably likely to lead to a Parent Superior Proposal (as hereinafter defined); provided that Parent may not enter into negotiations or discussions or supply any information in connection with a Parent Alternative Proposal without entering into a confidentiality agreement, which confidentiality agreement may allow such third party to make Alternative Proposals to Parent in connection with the negotiations and discussions permitted by this Section 7.12(b). The Company shall be entitled to receive an executed copy of any such confidentiality agreement and notification of the identity of such Person promptly (and in any event within twenty-four (24) hours) after Parent’s entering into such discussions or negotiations or furnishing information to the Person making such Parent Alternative Proposal or its Representatives. Parent shall promptly provide or make available to the Company any non-public information concerning Parent and any Subsidiary of Parent that is provided to the Person making such Parent Alternative Proposal or its Representatives which was not previously provided or made available to the Company. Parent agrees that it shall notify Parent promptly (and in any event within forty-eight (48) hours of receipt) if any inquiry, contact or proposal related to a Parent Alternative Proposal is received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Parent, the Subsidiaries of Parent, any of its Representatives, or any Representatives of the Subsidiaries of Parent, and thereafter shall keep the Company informed in writing, on a reasonably current basis, of all material developments regarding the status of any such inquiry, contact or proposal and the status of any such negotiations or discussions. Nothing contained in this Agreement shall prevent the Board of Parent from complying with Rule 14e-2 under the Exchange Act with respect to a Parent Alternative Proposal or from making any similar disclosure; provided, however, that any such disclosure that relates to a Parent Alternative Proposal shall be deemed to be a Parent Change in Recommendation unless the Board of Parent reaffirms the Parent Board Recommendation in such disclosure.

(c) Neither the Board of Parent nor any committee thereof shall (i) (A) withdraw (or qualify or modify in a manner adverse to the Company), or propose to withdraw (or qualify or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Board of Parent or any such committee thereof of this Agreement, the Merger or any other transaction contemplated by this Agreement, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve any Parent Alternative Proposal, (C) fail to include the Parent Board Recommendation in the Proxy/Prospectus or (D) resolve, propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Parent Change in Recommendation”) or (ii) (A) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, or allow Parent or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Parent Alternative Proposal or that would require the Parent to abandon, terminate or fail to consummate the Merger (other than a confidentiality agreement referred to in Section 7.12(b)) (a “Parent Acquisition Agreement”) or (B) resolve, agree or propose to do any of the foregoing. Notwithstanding anything in this Agreement to the contrary, if, prior to obtaining the Required Parent Vote, the Board of Parent determines in good faith (after consultation with its outside counsel and financial advisors) that the failure to do so would reasonably likely be inconsistent with its fiduciary duties to the Parent’s stockholders under applicable Law, it may (A) terminate this Agreement pursuant to Section 9.4(b) and cause Parent to enter into a Parent Acquisition Agreement with respect to a Parent Superior Proposal or (B) make a Parent Change in Recommendation in connection with a Parent Superior Proposal, but in the case of (1) Section 7.12(c)(ii)(A), only if such Parent Superior Proposal has not resulted from a breach of its obligations pursuant to this Section 7.12, and (2) Section 7.12(c)(ii)(A) or (B) only if (x) Parent provides written notice to the Company (a “Parent Notice of Change in Recommendation”) advising the Company that the Board of Parent intends to take such action and specifying the reasons therefor, including the terms and conditions of such Parent Superior Proposal, the identity of the Person making the Parent Superior Proposal and copies of all relevant documents relating to such Parent Superior Proposal that Parent has received from the Person or its representatives that made such proposal and that are the basis of the proposed action by the Board of Parent, including a copy of the proposed Parent Acquisition Agreement (if any) (it being understood and agreed that any amendment to the financial terms or other material terms of such Parent Superior Proposal shall require a new Parent Notice of Change in Recommendation and compliance with the requirements of this Section 7.12(c)); (y) during a period of four (4) Business Days following the Company’s receipt of a Parent Notice of Change in Recommendation (or, in the event of a new Parent Notice of Change in Recommendation as a result of any such amendment, an extension of two (2) additional Business Days), if requested by the Company, Parent and its Representatives shall have negotiated with the Company and its Representatives in good faith to make such revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable Parent to proceed with its recommendation of this Agreement and the Merger and not to make such Parent Change in Recommendation; and (z) if applicable, at the end of such applicable 4- or 2-Business Day period, the Board of Parent, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that the Company, prior to the expiration of such applicable period, shall have offered in writing in a manner that would form a binding contract if accepted by Parent, continues to determine in good faith (after consultation with its outside counsel and financial advisors) that the Parent Alternative Proposal constitutes a Parent Superior Proposal and that failure to make such Parent Change in Recommendation would reasonably likely be inconsistent with its fiduciary duties to the Parent’s stockholders under applicable Law.

(d) Other than in connection with a Parent Alternative Proposal, Parent may, at any time prior to, but not after, obtaining the Required Company Vote, make a Parent Change in Recommendation in response to a Parent Intervening Event (a “Parent Intervening Event Change in Recommendation”) if the failure to take such action would likely be inconsistent with the fiduciary duties of the Board of Parent to Parent’s stockholders under applicable Law, provided, that: (A) the Company shall have received written notice from Parent (a “Parent Notice of Intervening Event Change in Recommendation”) of Parent’s intention to make a Parent Intervening Event Change in Recommendation at least four (4) Business Days prior to the taking of such action by Parent, which notice shall specify the applicable Parent Intervening Event in reasonable detail, (B) during such period and prior to making a Parent Intervening Event Change in Recommendation, if requested by the Company, Parent and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable Parent to proceed with its recommendation of this Agreement and the Merger and not make such Parent Intervening Event Change in Recommendation and (C) Parent may make a Parent Intervening Event Change in Recommendation only if the Board of Parent, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the 4-Business Day period, offered in writing in a manner that would form a binding contract if accepted by Parent, continues to determine in good faith that failure to make a Parent Intervening Event Change in Recommendation would likely be inconsistent with its fiduciary duties to Parent’s stockholders under applicable Law. A “Parent Intervening Event” shall mean any fact, circumstance, occurrence, event, development, change or condition or combination thereof that (i) was not known to the Board of Parent as of the date of this Agreement (or if known, the consequences or magnitude of which were not known or reasonably foreseeable) and (ii) does not relate to (A) any Parent Alternative Proposal or (B) clearance of the Merger under the HSR Act, the EC Merger Regulation or any other Regulatory Law, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 7.6; provided, however, that (1) any change in the price or trading volume of Parent Common Stock or Company Common Stock shall not be taken into account for purposes of determining whether a Parent Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Parent Intervening Event has occurred); (2) in no event shall any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business or financial condition of the Company or any of its Subsidiaries constitute a Parent Intervening Event unless such event, fact, circumstance or development constitutes a Company Material Adverse Effect; and (3) Parent or the Company meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether a Parent Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Parent Intervening Event has occurred).

(e) As used in this Agreement:

(i) “Parent Alternative Proposal” shall mean any bona fide proposal or offer from any Person or group of Persons (A) for a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or any similar transaction or series of transactions involving Parent (or any Parent Subsidiary or Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of Parent and Parent Subsidiaries, taken as a whole), (B) for the issuance by Parent of 15% or more of its equity securities or (C) to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of Parent or 15% or more of the aggregate equity securities of the Parent Subsidiaries, in each case other than the Merger.

(ii) “Parent Superior Proposal” shall mean any Parent Alternative Proposal (A) which provides that 100% of Parent’s outstanding equity securities shall be converted into, exchanged for or otherwise canceled in exchange for the right to receive consideration that does not constitute 50% or more of the outstanding equity securities of the acquiring or surviving entity or its ultimate parent or (B) providing for the sale of all or substantially all of Parent’s assets, in either case on terms which the Board of the Parent determines in its good faith judgment, after consultation with Parent’s outside counsel and financial advisors, would, if consummated, result in a transaction more favorable from a financial point of view to the holders of Parent Common Stock than the Merger (or any bona fide written offer or proposal made by the Company in response to such Parent Alternative Proposal or otherwise), taking into account all the terms and conditions of such Parent Alternative Proposal and this Agreement (including any conditions to and expected timing of consummation thereof, and all legal, financial and regulatory aspects of such Parent Alternative Proposal and this Agreement).

(f) For the avoidance of doubt, the restrictions set forth in this Section 7.12 shall not apply to any action taken by or on behalf of Parent in connection with its obligations under Section 7.6.

Section 7.13 Indemnification and Insurance.

(a) All rights to indemnification existing in favor of the current or former directors, officers and employees of the Company and the Company Subsidiaries (the “Indemnified Persons”) as provided in the organizational and governing documents of the Company and Company Subsidiaries or under indemnification agreements between Indemnified Persons and the Company and Company Subsidiaries, in each case as in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time (the “Indemnification Obligations”) shall survive the Merger and shall continue in full force and effect as obligations of the Surviving Entity for a period of not less than six (6) years after the Effective Time unless otherwise required by Law, provided that all rights to indemnification in respect of any claim asserted or made during such period shall continue until the final disposition of such claim. Parent guarantees the full performance of the Indemnification Obligations by the Surviving Entity.

(b) The Company may prior to Closing obtain and fully pay for “tail” insurance policies for the Persons who, as of the date of this Agreement or as of the Closing Date, are covered by the Company’s existing directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, that in no event shall the Company expend an amount pursuant to this Section 7.13(b) in excess of 300% of the current annual premium paid by the Company for its existing coverage in the aggregate set forth on Schedule 7.13(b) of the Company

Disclosure Letter. If for any reason the Company does not obtain and fully pay for such “tail” insurance policies prior to the Closing, Parent or the Surviving Entity shall maintain director and officer liability insurance policies from a reputable and financially sound carrier through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby) and such policies shall contain coverage that is at least as favorable to the Persons covered by such existing policies (a complete and accurate copy of which has been made available to Parent); provided, that in no event shall Parent or the Surviving Entity be required to expend an amount pursuant to this Section 7.13(b) in excess of 300% of the current annual premium paid by the Company for its existing coverage in the aggregate and if such comparable coverage cannot be obtained by paying an aggregate premium equal to or below 300% of the current annual premium, the Surviving Entity shall only be required to maintain as much coverage as can be maintained by paying an aggregate premium equal to 300% of such amount.

(c) This Section 7.13 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by each Indemnified Person (notwithstanding that such Persons are not parties to this Agreement) and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Person is entitled, whether pursuant to Law, contract or otherwise. If Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the applicable obligations set forth in this Section 7.13.

(d) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company and Company Subsidiaries or their respective officers, directors, employees or agents or fiduciaries under any Company Benefit Plan, it being understood and agreed that the indemnification provided for in this Section 7.13 is not prior to or in substitution for any such claims under any such policies.

Section 7.14 Dividend Record Dates.

The Company shall coordinate with Parent to designate the record dates and payment dates for the Company’s quarterly dividends to coincide with the record dates and payment dates for Parent’s quarterly dividends, it being the intention of the parties that holders of Parent Common Stock and Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their Parent Common Stock and Company Common Stock.

Section 7.15 State Takeover Laws.

If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other takeover statute or similar statute or regulation, applies to this Agreement and the Merger or the other transactions contemplated by this Agreement, each of Parent, Merger Sub and the Company, as the case may be, shall (a) take all reasonable action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate the effects of such takeover statute, Law or regulation.

Section 7.16 Financing Cooperation.

(a) The Company shall, and shall cause the Company Subsidiaries to, use its and their commercially reasonable efforts to provide such cooperation as may be reasonably requested by Parent in connection with the arrangement of any financing to be consummated in connection with the Merger and the other transactions contemplated by this Agreement (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries); provided that until the Effective Time, the Company shall (i) have no liability or any obligation under any agreement or document related to the financing and (ii) not be required to incur any other Liability in connection with the financing unless simultaneously reimbursed or reasonably satisfactorily indemnified by Parent.

(b) Parent shall (i) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with providing the assistance contemplated by this Section 7.16 and (ii) indemnify and hold harmless the Company and the Company Subsidiaries and its and their Representatives from and against any losses, damages, obligations or liabilities suffered or incurred in connection with the Financing or any assistance or activities in connection therewith.

ARTICLE VIII

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation To Effect the Merger.

The respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, the waiver on or prior to the Closing Date of each of the following conditions:

(a) Stockholder Approval. Each of the Required Company Vote and the Required Parent Vote shall have been obtained.

(b) Antitrust/Competition. (i) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated, (ii) the European Commission shall have issued a decision under the EC Merger Regulation declaring the Merger compatible with the common market, or, if the European Commission has adopted any decision under Article 9 of the EC Merger Regulation to refer the Merger in part to any Member State of the European Economic Area, the European Commission shall have issued a decision declaring the part of the Merger not so referred to that Member State compatible with the common market and every Member State to which part of the Merger has been referred under Article 9 having issued a decision clearing the Merger and (iii) all applicable waiting and other time periods under Regulatory Laws specified on Schedule 8.1(b), other than the HSR Act and the EC Merger Regulation, shall have expired, lapsed or been terminated (as appropriate) and all regulatory clearances set forth on Schedule 8.1(b) shall have been obtained.

(c) No Injunctions or Restraints. There shall be no Law, injunction, judgment, order, or decree of any Governmental Entity of competent jurisdiction that is in effect which temporarily or permanently prohibits or enjoins the consummation of the Merger.

(d) Effective Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement may be in effect and no proceeding for such purpose may be pending before or threatened by the SEC.

(e) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger or in connection with the Merger (including shares issuable under any Adjusted Options) shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2 Conditions to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by Parent on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.2(b) and (d) shall be true and correct, other than any inaccuracies that are de minimis in the context of a transaction of this magnitude, as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), and (ii) the representations and warranties of the Company set forth in this Agreement (other than Section 4.2(b) and Section 4.2(d)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or, other than with respect to Section 4.6(a), “Company Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Tax Opinion. Parent shall have received the opinion of Baker Botts L.L.P., counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the

Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 8.2(c), Baker Botts L.L.P. shall have received and may rely upon the certificates and representations referred to in Section 7.5(c).

(d) Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by the Chief Executive Officer or another senior executive officer of the Company certifying to the effect that the conditions set forth in Sections 8.2(a) and (b) have been satisfied.

Section 8.3 Conditions to Obligation of the Company.

The obligations of the Company to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by the Company on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2(b) shall be true and correct, other than any inaccuracies that are de minimis in the context of a transaction of this magnitude, as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), and (ii) the representations and warranties of Parent and Merger Sub set forth in this Agreement (other than in Section 5.2(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or, other than with respect to Section 5.5(a), “Parent Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.)

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Tax Opinion. The Company shall have received the opinion of Davis Polk & Wardwell LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 8.3(c), Davis Polk & Wardwell LLP shall have received and may rely upon the certificates and representations referred to in Section 7.5(c).

(d) Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by the Chief Executive Officer or another senior executive officer of the Company certifying to the effect that the conditions set forth in Sections 8.3(a) and (b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination by Mutual Consent.

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Required Company Vote or the Required Parent Vote has been obtained, by mutual written consent of Parent and the Company.

Section 9.2 Termination by the Company or Parent.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Required Company Vote or the Required Parent Vote has been obtained, by either the Company or Parent upon written notice to the other if:

(a) the Effective Time shall not have occurred on or before October 30, 2015 (such date or such later date, if any, as is provided in Section 7.1(c) or (d) hereof, or the proviso of this Section 9.2(a), the “Termination Date”), and the party seeking to terminate this Agreement pursuant to this Section 9.2(a) shall not have breached its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before the Termination Date; provided, however, that in the event the conditions set forth in Section 8.1(b) [Antitrust/Competition] or Section 8.1(c) [Injunctions or Restraints] (but only, in the case of Section 8.1(c) [Injunctions or Restraints], if the failure to meet such condition is as a result of any Regulatory Law) shall not have been satisfied on or before the Termination Date but all of the other conditions set forth in Section 8.1 have been satisfied, either Parent or the Company may unilaterally extend the Termination Date, on one or more occasions, by notice delivered to the other party, until a date no later than April 30, 2016 in which case the Termination Date shall be deemed for all purposes to be the latest of such dates;

(b) any injunction, judgment, order or decree having the effects set forth in Section 8.1(c) [No Injunctions or Restraints] shall be in effect and shall have become permanent final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.2(b) shall have complied in all respects with Section 7.6 in order to resist, lift or resolve such injunction, judgment, order or decree and is not then in Parent Terminable Breach or Company Terminable Breach, as applicable, of any representation, warranty, covenant or other agreement by Parent or the Company, as applicable, contained in this Agreement;

(c) the Required Company Vote shall not have been obtained upon a vote taken at the Company Special Meeting (including adjournments); or

(d) the Required Parent Vote shall not have been obtained upon a vote taken at the Parent Special Meeting (including adjournments).

Section 9.3 Termination by the Company.

This Agreement may be terminated at any time prior to the Effective Time by the Company if:

(a) Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 8.3(a) [Representations and Warranties] or 8.3(b) [Performance of Obligations], and (ii) is incapable of being satisfied or cured by Parent or Merger Sub prior to the Termination Date or, if capable of being satisfied or cured, is not satisfied or cured by Parent or Merger Sub within thirty (30) calendar days following receipt of written notice from the Company of such breach or failure to perform (“Parent Terminable Breach”); provided that the Company is not then in Company Terminable Breach of any representation, warranty, covenant or other agreement by the Company contained in this Agreement;

(b) prior to the receipt of the Required Company Vote, the Board of the Company (or any committee thereof) shall have approved, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of a Company Superior Proposal, provided that the Company shall have complied with its obligations under Section 7.11 and shall have paid (or shall concurrently pay) the fee due under Section 9.5;

(c) a Parent Change in Recommendation (whether in respect of a Parent Superior Proposal or a Parent Intervening Event) has occurred; or

(d) Parent shall have breached or failed to perform in any material respect any of its obligations under Section 7.12(a).

Section 9.4 Termination by Parent.

This Agreement may be terminated at any time prior to the Effective Time by Parent if:

(a) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.2(a) [Representations and Warranties] or 8.2(b) [Performance of Obligations], and (ii) is incapable of being satisfied or cured by the Company prior to the Termination Date or, if capable of being satisfied or cured, is not satisfied or cured by the Company within thirty (30) calendar days following receipt of written notice from Parent of such breach or failure to perform (“Company Terminable Breach”); provided that Parent is not then in Parent Terminable Breach of any representation, warranty, covenant or other agreement by Parent contained in this Agreement;

(b) prior to the receipt of the Required Parent Vote, the Board of Parent (or any committee thereof) shall have approved, and Parent shall concurrently enter into, a definitive agreement providing for the implementation of a Parent Superior Proposal, provided that Parent shall have complied with its obligations under Section 7.12 and shall have paid (or shall concurrently pay) the fee due under Section 9.5;

(c) a Company Change in Recommendation (whether in respect of a Company Superior Proposal or a Company Intervening Event) has occurred; or

(d) the Company shall have breached or failed to perform in any material respect any of its obligations under Section 7.11(a).

Section 9.5 Effect of Termination.

(a) In the event that:

(i) (A) a Company Alternative Proposal shall have been publicly proposed or publicly disclosed prior to, and not withdrawn at least ten (10) days prior to, the Company Special Meeting, (B) this Agreement is terminated by the Company or Parent pursuant to Section 9.2(c) [Required Company Vote], and (C) within twelve (12) months after the date this Agreement is terminated, the Company enters into a definitive agreement with respect to, or consummates, any Company Alternative Proposal;

(ii) this Agreement is terminated by the Company pursuant to Section 9.3(b) [Company Superior Proposal];

(iii) this Agreement is terminated by Parent pursuant to Section 9.4(c) [Company Change in Recommendation];

(iv) this Agreement is terminated by the Company pursuant to Section 9.3(c) [Parent Change in Recommendation];

(v) [intentionally omitted];

(vi) this Agreement is terminated by Parent pursuant to Section 9.4(b) [Parent Superior Proposal];

(vii) this Agreement is terminated by the Parent or the Company pursuant to Section 9.2(d) [Required Parent Vote];

(viii) this Agreement is terminated by the Company or Parent pursuant to Section 9.2(b) [Injunction] with respect to Regulatory Laws; or

(ix) (w) this Agreement is terminated (A) by the Company pursuant to Section 9.3(a) [Breach/Failure to Perform], due to Parent or Merger Sub’s material breach of Section 7.6 [Antitrust] which breach results in the condition set forth in Section 8.1(b) [Antitrust/Competition] being incapable of being satisfied, or (B) by the Company or Parent pursuant to Section 9.2(a) [Termination Date] and as of the Termination Date, (x) one or more of the conditions set forth in Section 8.1(b) [Antitrust/Competition] or Section 8.1(c) [No Injunctions or Restraints] has not been satisfied (including, without limitation, as a result of Parent not agreeing to take or not taking any Antitrust Action in excess of the Detriment Limit, but only, in the case of Section 8.1(c) [Injunctions or Restraints], if the failure to meet such condition is a result of any Regulatory Law) and (y) all of the other conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than any such conditions which by their nature cannot be satisfied until the Closing Date but subject to such conditions being capable of being satisfied if the Closing Date were the date of termination); provided that for purposes of determining whether the conditions set forth in Section 8.2(a) have been satisfied the definition of “Company Material Adverse Effect” shall be interpreted without taking into account any effect resulting from any Regulatory Law applicable to the Merger or prohibition under or in respect of any Regulatory Law applicable to the Merger;

then (1) in any such event under clause (i), (ii) or (iii) of this Section 9.5(a), the Company shall pay to Parent a termination fee of $1 billion in cash (the “Company Termination Fee”), less the aggregate amount of any of Parent’s Expenses previously reimbursed pursuant to the next paragraph, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, and (2) in any such event under clause (iv), (vi) or (vii) of this Section 9.5(a), Parent shall pay to the Company a termination fee of $1.5 billion in cash (the “Parent Termination Fee”), and in any such event under clause (viii) or (ix) of this Section 9.5(a) Parent shall pay to the Company a termination fee of $3.5 billion in cash (the “Antitrust Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee or the Antitrust Termination Fee on more than one occasion or to pay more than one of the Parent Termination Fee or the Antitrust Termination Fee.

In the event that a Company Alternative Proposal shall have been publicly proposed or publicly disclosed prior to, and not withdrawn at least ten (10) days prior to, the Company Special Meeting and thereafter this Agreement is terminated by the Company or Parent pursuant to Section 9.2(c) [Required Company Vote] and no Company Termination Fee is yet payable in respect thereof pursuant to the preceding sentence, then the Company shall pay to Parent all of the Expenses of Parent and Merger Sub.

As used herein, “Expenses” shall mean, with respect to Parent or Merger Sub, all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors, Financing Sources and investment bankers of such party and its Affiliates) incurred by such party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, financing and performance of this Agreement and all other matters related to the Merger; provided, however, that in no event shall Expenses payable hereunder by the Company exceed $40 million in the aggregate.

For purposes of this Section 9.5, the term “Company Alternative Proposal” shall have the meaning set forth in Section 7.11, except that all references to “15%” therein shall be deemed to be references to “50%.”

(b) Any payment required to be made pursuant to clause (i) of Section 9.5(a) shall be made to Parent promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by the Alternative Proposal (and in any event not later than three (3) Business Days after delivery to the Company of notice of demand for payment); any payment required to be made pursuant to clause (ii) of

Section 9.5(a) shall be made to Parent concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by the Company pursuant to Section 9.3(b) [Company Superior Proposal]; any payment required to be made pursuant to clause (iii) of Section 9.5(a) shall be made to Parent promptly following termination of this Agreement by Parent pursuant to Section 9.4(c) [Company Change in Recommendation] (and in any event not later than three (3) Business Days after delivery to the Company of notice of demand for payment); and in each case such payment shall be made by wire transfer of immediately available funds to the account details of Parent provided in writing by Parent to the Company for such purposes. Any payment required to be made pursuant to clause (vi) of Section 9.5(a) shall be made to the Company concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by Parent pursuant to Section 9.4(b) [Parent Superior Proposal]; any payment required to be made pursuant to clause (iv) of Section 9.5(a) shall be made to the Company promptly following termination of this Agreement by the Company pursuant to Section 9.3(c) [Parent Change in Recommendation] (and in any event not later than three (3) Business Days after delivery to Parent of notice of demand for payment); any payment required to be made pursuant to clause (vii) of Section 9.5(a) shall be made to the Company promptly following termination of this Agreement by the Company pursuant to Section 9.2(d) [Required Parent Vote] (and in any event not later than three (3) Business Days after delivery to Parent of notice of demand for payment) and shall be made to the Company concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by Parent pursuant to Section 9.2(d) [Required Parent Vote]; any payment required to be made pursuant to clause (viii) of Section 9.5(a) shall be made to the Company promptly following termination of this Agreement by the Company pursuant to Section 9.2(b) [Injunction] (and in any event not later than three (3) Business Days after delivery to Parent of notice of demand for payment) and shall be made to the Company concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by Parent pursuant to Section 9.2(b) [Injunction]; any payment required to be made pursuant to clause (ix) of Section 9.5(a) shall be made to the Company promptly following termination of this Agreement by the Company pursuant to Section 9.2(a) [Termination Date] or 9.3(a) [Breach/Failure to Perform] (and in any event not later than three (3) Business Days after delivery to Parent of notice of demand for payment) and shall be made to the Company currently with, and as a condition to the effectiveness of, the termination of this Agreement by Parent pursuant to Section 9.2(a) [Termination Date]; and, in each case, such payment shall be made by wire transfer of immediately available funds to the account details of the Company provided in writing by the Company to Parent for such purposes. In circumstances where this Section 9.5 requires a reimbursement of Expenses, the Company shall reimburse Parent and Merger Sub for such Expenses on the later of (i) the day that is three (3) Business Days after the date of termination of this Agreement and (ii) the day that is three (3) Business Days after the delivery of documentation of such Expenses, by wire transfer of immediately available funds to the account details of the Company provided in writing by the Company to Parent for such purposes or the account details of Parent provided in writing by Parent to the Company for such purposes, as applicable.

(c) In the event that the Company or Parent, as the case may be, shall fail to pay the Company Termination Fee, the Parent Termination Fee or the Antitrust Termination Fee, as applicable, and/or Expenses required pursuant to this Section 9.5 when due, such fee and/or Expenses, as the case may be, shall accrue interest for the period commencing on the date such fee and/or Expenses, as the case may be, became past due, at a rate equal to the rate of interest publicly announced by JPMorgan Chase Bank. N.A., in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if either party shall fail to pay such fee and/or Expenses, as the case may be, when due, such party shall also pay to the other party all of such other party’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee and/or Expenses, as the case may be.

(d) Parent and the Company acknowledge that the fees, Expense reimbursement and the other provisions of this Section 9.5 are an integral part of this Agreement and the transactions contemplated hereby and that, without these agreements, Parent and the Company would not enter into this Agreement. Each of the parties hereto acknowledges that none of the Company Termination Fee, the Parent Termination Fee or the Antitrust Termination Fee is a penalty, but rather a reasonable amount that will compensate Parent and Merger Sub, or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, the parties agree that in circumstances where payment of the Company Termination Fee, the Parent Termination Fee or the Antitrust Termination Fee is required hereunder, upon such payment, the payment of any such Company Termination Fee, Parent Termination Fee or Antitrust Termination Fee in accordance with this Section 9.5, shall be the exclusive remedy of the Parent and Merger Sub or the Company, as the case may be, for (i) any loss suffered as a result of the failure of the Merger to be consummated and (ii) any other losses, damages, obligations or liabilities suffered as a result of or under this Agreement and the transactions contemplated hereby. Upon payment of the Company Termination Fee, the Parent Termination Fee or the Antitrust Termination Fee in accordance with this Section 9.5, none of the Company or Parent or any of their respective stockholders, partners, members, directors, Affiliates, officers or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

(e) If this Agreement is terminated in accordance with Sections 9.1 through 9.4, this Agreement shall forthwith become null and void and, except as set forth in this Section 9.5, there shall be no liability or obligation on the part of Parent, Merger Sub, the Company or their respective Affiliates or Representatives, provided that (i) Sections 4.10, 5.9, 7.3(h), 7.10(c) and 9.5 will survive termination hereof and (ii) no party shall be relieved from any liabilities or damages (which the parties acknowledge and agree may include, in addition to reimbursement of expenses and out-of-pocket costs, and to the extent proven, other damages suffered by the other party calculated based on loss suffered by such other party’s stockholders (taking into consideration all relevant matters and equitable considerations), which shall be deemed in such event to be damages of such other party and not of such other party’s stockholders themselves and may only be pursued by such other party through actions expressly approved by its board of directors) as a result of any willful and material breach by any party of any of such party’s representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Section 9.5(e), “willful and material breach” shall mean a material breach that is a consequence of an act or a failure to take such act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would cause a material breach of this Agreement.

Section 9.6 Amendment.

(a) This Agreement may be amended by the parties hereto, at any time before or after approval of this Agreement and the transactions contemplated hereby by action by or on behalf of the respective Boards of Directors of the parties hereto or the stockholders of the Company; provided, however, that after any such approval by the stockholders of the Company, no amendment shall be made without the further approval of such stockholders except as permitted by Law. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b) Notwithstanding anything to the contrary contained herein, this Section 9.6(b) and Sections 9.5(d), 10.4(a)(ii), 10.4(c) and 10.6(b)(i) may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources that are party to a commitment letter or similar agreement with Parent.

Section 9.7 Waiver.

Any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and, in the case of delivery in person or by overnight courier, shall be deemed to have been duly given upon receipt) by delivery in person or overnight courier to the respective parties, delivery by facsimile transmission (providing confirmation of transmission) to the respective parties or delivery by electronic mail transmission (providing confirmation of transmission) to the respective parties. Any notice sent by facsimile transmission or electronic mail transmission shall be deemed to have been given and received at the time of confirmation of transmission. Any notice sent by electronic mail transmission shall be followed reasonably promptly with a copy delivered by courier or facsimile. All notices, requests, claims, demands and other communications hereunder shall be addressed as follows, or to such other address, facsimile number or email address for a party as shall be specified in a notice given in accordance with this Section 10.1:

(a)	if to Parent or Merger Sub:

Halliburton Company

3000 North Sam Houston Parkway, East

Administration Bldg. – Executive, 4th Floor

Houston, Texas 77032

Attention: Robb L. Voyles

Telephone: 281-871-4455

Facsimile: 281-749-8250

Email: robb.voyles@halliburton.com

with a copy to (which copy shall not constitute notice):

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Attention: Kelly B. Rose

 J. David Kirkland, Jr.

Telephone: (713) 229-1796

Facsimile: (713) 229-7996

Email: kelly.rose@bakerbotts.com

david.kirkland@bakerbotts.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Daniel A. Neff

 David A. Katz

Telephone: (212) 403-1309

Facsimile: (212) 403-2309

Email: DANeff@wlrk.com

  DAKatz@wlrk.com

(b)	if to the Company:

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100

Houston, Texas 77019

Attention: Alan Crain

Telephone: (713) 439-8718

Facsimile: (713) 439-8966

Email: Alan.Crain@bakerhughes.com

with a copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Arthur F. Golden

                 George R. Bason, Jr.

                 Michael Davis

Telephone: (212) 450-4000

Facsimile: (212) 450-5800

Email:      arthur.golden@davispolk.com

                 george.bason@davispolk.com

                 michael.davis@davispolk.com

Section 10.2 Representations and Warranties.

The representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger.

Section 10.3 Interpretations.

When a reference is made in this Agreement to an Article, Section, Schedule, Disclosure Letter, Annex or Exhibit, such reference shall be to an Article, Section, Schedule, Disclosure Letter, Annex or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, disclosure letters, annexes, exhibits or other attachments to this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement. Any references in this Agreement: (a) to “knowledge” of the Company shall mean the actual knowledge of the individuals identified in Schedule 10.3(a) of the Company Disclosure Letter; and (b) to “knowledge” of Parent shall mean the actual knowledge of the individuals identified in Schedule 10.3(b) of the Parent Disclosure Letter.

Section 10.4 Governing Law; Jurisdiction; Specific Performance.

(a) (i) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE. (ii) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, THE COMPANY (ON BEHALF OF ITSELF AND EACH OF ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO AGREES THAT ANY CLAIM, CONTROVERSY OR DISPUTE OF ANY KIND OR NATURE (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) AGAINST ANY AGENT, ARRANGER, LENDER OR OTHER ENTITY THAT HAS COMMITTED TO PROVIDE OR ARRANGE ANY FINANCING TO BE CONSUMMATED BY PARENT IN CONNECTION WITH THE MERGER, OR ANY OF SUCH PERSON’S AFFILIATES OR ITS OR THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, PARTNERS, TRUSTEES, SHAREHOLDERS, CONTROLLING PERSONS, AGENTS OR REPRESENTATIVES (A “FINANCING SOURCE”) THAT IS IN ANY WAY RELATED TO THIS AGREEMENT OR THE MERGER, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO ANY FINANCING TO BE CONSUMMATED BY PARENT IN CONNECTION WITH THE MERGER, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW); PROVIDED THAT (1) THE INTERPRETATION OF THE DEFINITION OF COMPANY MATERIAL ADVERSE EFFECT AND WHETHER OR NOT A COMPANY MATERIAL ADVERSE EFFECT HAS OCCURRED, (2) THE DETERMINATION OF THE ACCURACY OF ANY MERGER AGREEMENT REPRESENTATIONS (AS DEFINED IN ANY COMMITMENT LETTER RELATED TO SUCH FINANCING) AND WHETHER AS A RESULT OF ANY INACCURACY THEREOF PARENT, MERGER SUB OR THEIR RESPECTIVE AFFILIATES HAVE THE RIGHT TO TERMINATE THEIR RESPECTIVE OBLIGATIONS UNDER THIS AGREEMENT, OR TO DECLINE TO CONSUMMATE THE MERGER PURSUANT TO THIS AGREEMENT AND (3) THE DETERMINATION OF WHETHER THE MERGER HAS BEEN CONSUMMATED IN ACCORDANCE WITH THIS AGREEMENT, IN EACH CASE, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED SOLELY IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY OTHER STATE.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any federal court located in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this

Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any of the transactions contemplated hereby. Nothing in this Section 10.4 shall prevent any party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any federal court located in the State of Delaware, as applicable. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.1 shall be effective service of process for any suit or proceeding in connection with this Agreement or any of the transactions contemplated hereby.

(c) Notwithstanding anything herein to the contrary, the Company (on behalf of itself and its Subsidiaries) and each of the other parties hereto (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Sources in any way relating to this Agreement or the Merger, including any dispute arising out of or relating in any way to any financing obtained by Parent in connection with the Merger or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and (ii) waives any right to trial by jury with respect to any action related to such financing or arising out of any action, proceeding or counterclaim against any Financing Source.

(d) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. In circumstances where Parent and the Company are obligated to consummate the Merger and the Merger has not been consummated (other than as a result of the other party’s refusal to close in violation of this Agreement) each of Parent and the Company expressly acknowledges and agrees that the other party and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other party and its stockholders, and that such other party on behalf of itself and its stockholders shall be entitled to enforce specifically Parent’s or the Company’s, as the case may be, obligation to consummate the Merger.

Section 10.5 Counterparts; Facsimile Transmission of Signatures.

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Section 10.6 Assignment; No Third Party Beneficiaries.

(a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void.

(b) Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof, except that (i) the Financing Sources shall be express third party beneficiaries of this Section 10.6(b)(i) and Sections 9.5(d), 9.6(b), 10.4(a)(ii) and 10.4(c) only, and each of such Sections shall expressly inure to the benefit of such Financing Sources and such Financing Sources shall be entitled to rely on and enforce the provisions of such Sections, and (ii) after the Effective Time, each Indemnified Person is intended to be a third party beneficiary of Section 7.13 and may specifically enforce its terms.

Section 10.7 Expenses.

Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 10.8 Severability.

If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

Section 10.9 Entire Agreement.

This Agreement (including the annexes, exhibits and letters hereto) constitutes the entire agreement, and supersede all other prior agreements and understandings (both written and oral), among the parties with respect to the subject matter hereof and thereof.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

HALLIBURTON COMPANY

By:	/s/ David J. Lesar
Name:	David J. Lesar
Title:	Chairman of the Board and Chief Executive
Officer

RED TIGER LLC

By:	/s/ Robb L. Voyles
Name:	Robb L. Voyles
Title:	Executive Vice President and General
Counsel

BAKER HUGHES INCORPORATED

By:	/s/ Martin S. Craighead
Name:	Martin S. Craighead
Title:	Chairman of the Board and Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX B

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX C

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

November 16, 2014

Halliburton Company

3000 North Sam Houston Parkway East

Houston, TX 77032

Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors of Halliburton Company (the “Acquiror”) with respect to the fairness, from a financial point of view, to the Acquiror of the Merger Consideration (as defined below) to be paid by the Acquiror in the Merger (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) among the Acquiror, Red Tiger LLC, a wholly owned subsidiary of the Acquiror (“Merger Sub”), and Baker Hughes Incorporated (the “Company”). We understand that, among other things, pursuant to the Agreement, the Company will merge with Merger Sub (the “Merger”), the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of common stock, par value $1.00 per share (“Company Common Stock”), of the Company will be converted into the right to receive 1.12 shares of common stock, par value $2.50 per share (“Acquiror Common Stock”), of the Acquiror (the “Stock Consideration”) and $19.00 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

In arriving at our opinion, we have reviewed the Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts relating to the Company for the fiscal years ending December 31, 2014 through December 31, 2019 prepared by and provided to us by the management of the Acquiror (the “Acquiror Projections for the Company”) and financial forecasts relating to the Acquiror for the fiscal years ending December 31, 2014 through December 31, 2019 prepared by and provided to us by the management of the Acquiror (the “Acquiror Projections”). We have also reviewed certain estimates provided to us by the management of the Acquiror with respect to the cost savings and synergies anticipated by the Acquiror’s management to result from the Merger (the “Synergies”). We have also spoken with the management of the Acquiror regarding the business and prospects of the Company and the Acquiror. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and the Acquiror, respectively, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. As you are aware, we have not been provided with the opportunity to meet with Company management to discuss the business, operations, financial condition or prospects of the Company nor have we been provided with any financial forecasts relating to the future financial performance of the Company prepared by Company management.

In connection with our review we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being complete and accurate in all respects. With respect to the Acquiror Projections for the Company that we have used and relied upon for purposes of our analyses and this opinion, management of the Acquiror has advised us and we have assumed that such financial forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Acqurior as to the future financial performance of the Company. With respect to the Acquiror Projections that we have used and relied upon for purposes of our analyses and this opinion, management of the Acquiror has advised us and we have assumed that such financial forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to the future financial performance of the Acquiror. With respect to the Synergies anticipated by management of the Acquiror to result from the Merger, we have been advised by the management of the Acquiror, and we have assumed, that such forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to such cost savings and synergies. We express no view or opinion with respect to the Acquiror Projections for the Company, the Acquiror Projections, the Synergies or the assumptions upon which they are based and, at the direction of management of the Acquiror, we have assumed that the Synergies will be realized in the amounts and the times indicated thereby. At the direction of management of the Acquiror, we have further assumed that the Acquiror Projections for the Company, the Acquiror Projections and the Synergies are a reasonable basis on which to evaluate the Company, the Acquiror and the Merger and we have used and relied upon such information for purposes of our analyses and this opinion.

In addition, we have relied upon, without independent verification the assessments of the management of the Acquiror with respect to the Acquiror’s ability to integrate the businesses of the Company and the Acquiror. You have advised us and for purposes of our analyses and our opinion we have assumed that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Merger that would be material to our analyses or this opinion and, in particular, at the direction of management of the Acquiror, we have assumed that any divestitures of any businesses or assets of the Company or the Acquiror or any limitations, restrictions or conditions on the future business or operations of the Company or the Acquiror required to obtain the approval of any antitrust or other regulatory authority for the Merger will not have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Merger or otherwise that would be material to our analyses or this opinion. With your consent we have also assumed that the Merger will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view, to the Acquiror of the Merger Consideration to be paid by the Acquiror in the Merger pursuant to the Agreement and does not address any other aspect or implication (financial or otherwise) of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form and structure of the Merger and the Merger Consideration, the financing of the Merger Consideration and the termination rights and related termination fee and expense payment obligations of the Company and the Acquiror pursuant to the Agreement, or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Merger, or class of such persons, relative to the Stock Consideration, the Cash Consideration, the Merger Consideration or otherwise. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Acquiror has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. In addition, as you are aware, the financial projections and estimates that we have reviewed relating to the future financial performance of the Company and the Acquiror reflect certain assumptions regarding the oil and gas industry that are subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on our analyses and this opinion. In addition, as you are aware, the credit, financial and stock markets have experienced significant volatility and we express no opinion or view as to any potential effects of such volatility on the Company, the Acquiror or the Merger. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Acquiror, nor does it address the underlying business decision of the Board of Directors of the Acquiror (the “Board”) or the Acquiror to proceed with or effect the Merger. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued pursuant to the Merger or the price or range of prices at which shares of Acquiror Common Stock or Company Common Stock may be purchased or sold at any time.

We have acted as financial advisor to the Acquiror in connection with the Merger and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Acquiror has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation including, during the past two years, having acted as co-bookrunning lead managing underwriter and a senior managing underwriter of offerings of debt securities by the Acquiror in 2013 and co-lead dealer manager in connection with a tender offer by the Acquiror for shares of Acquiror Common Stock in 2013, having acted as a counterparty to the Acquiror in connection with certain hedging and derivatives transactions and having made a loan commitment as a participant in the Acquiror’s revolving credit facility. In addition, it is currently contemplated that we and our affiliates will provide or otherwise assist the Acquiror in obtaining a portion of the financing for the Merger and certain related matters and, after giving effect to the Merger, any subsequent refinancing of all or a portion of the outstanding indebtedness of the Acquiror and the Company. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, any currency or commodity that may be involved in the Merger and equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies and their affiliates.

It is understood that this letter is for the information of the Board (in its capacity as such) in connection with its consideration of the Merger and does not constitute a recommendation to the Board with respect to the proposed Merger or advice or a recommendation to any holder of Acquiror Common Stock as to how such holder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Acquiror in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Acquiror.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

ANNEX D

Merrill Lynch, Pierce, Fenner & Smith Incorporated	GLOBAL CORPORATE & INVESTMENT BANKING

November 16, 2014

The Board of Directors

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

Members of the Board of Directors:

We understand that Halliburton Company (“Halliburton”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among Halliburton, Red Tiger LLC, a wholly owned subsidiary of Halliburton (“Merger Sub”) and Baker Hughes Incorporated (“Baker Hughes”), pursuant to which, among other things, Baker Hughes will merge with and into Merger Sub (the “Merger”) and each outstanding share of the common stock, par value $1.00 per share, of Baker Hughes (“Baker Hughes Common Stock”), other than any shares of Baker Hughes Common Stock to be cancelled in accordance with the terms of the Agreement or as to which dissenter’s rights have been properly exercised, will be converted into the right to receive (i) $19.00 in cash (the “Cash Consideration”) and (ii) 1.12 shares (such number of shares, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”) of the common stock, par value $2.50 per share, of Halliburton (“Halliburton Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Halliburton of the Consideration to be paid by Halliburton in the Merger.

In connection with this opinion, we have, among other things:

•	reviewed certain publicly available business and financial information relating to Baker Hughes and Halliburton;

•	reviewed certain financial forecasts relating to Baker Hughes furnished to us, and prepared by, the management of Halliburton (such forecasts, the “Baker Hughes Forecasts”);

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Halliburton furnished to or discussed with us by the management of Halliburton, including certain financial forecasts relating to Halliburton prepared by the management of Halliburton (such forecasts, the “Halliburton Forecasts”);

•	reviewed certain estimates as to the amount and timing of cost savings (the “Synergies”) anticipated by the management of Halliburton to result from the Merger;

•	discussed the past and current business, operations, financial condition and prospects of Baker Hughes with members of senior management of Halliburton, and discussed the past and current business,

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Halliburton Company

operations, financial condition and prospects of Halliburton with members of senior management of Halliburton;

•	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Halliburton, including the potential effect on Halliburton’s estimated earnings per share;

•	reviewed the trading histories for Baker Hughes Common Stock and Halliburton Common Stock and a comparison of such trading histories with each other;

•	compared certain financial and stock market information of Baker Hughes and Halliburton with similar information of other companies we deemed relevant;

•	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

•	reviewed a draft of the Agreement, dated November 16, 2014 (the “Draft Agreement”); and

•	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Halliburton that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Baker Hughes Forecasts, the Halliburton Forecasts and the Synergies, we have assumed, at the direction of Halliburton, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Halliburton as to the future financial performance of Baker Hughes and Halliburton and the other matters covered thereby. We have relied, at the direction of Halliburton, on the assessments of the management of Halliburton as to Halliburton’s ability to achieve the Synergies and have been advised by Halliburton, and have assumed, that the Synergies will be realized in the amounts and at the times projected. As you are aware, we did not have an opportunity to discuss with management of Baker Hughes the accuracy and completeness of the financial and other information and data publicly available concerning Baker Hughes reviewed by or discussed with us. Further, we have not been provided with, and we did not have access to, any financial forecasts relating to Baker Hughes prepared by the management of Baker Hughes. Accordingly, with the consent of Halliburton, we have used the Baker Hughes Forecasts in our analyses and have assumed, at the direction of Halliburton, that they are a reasonable basis upon which to evaluate the future financial performance of Baker Hughes. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Baker Hughes, Halliburton or any other entity, nor have we made any physical inspection of the properties or assets of Baker Hughes, Halliburton or any other entity. We have not evaluated the solvency or fair value of Baker Hughes, Halliburton or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Halliburton, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any term, condition or agreement that would be material to our analyses or our opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Halliburton Company

have an adverse effect on Baker Hughes, Halliburton or the Merger (including the Synergies and other contemplated benefits thereof) that would be material to our analyses or our opinion. We also have assumed, at the direction of Halliburton, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger or any terms, aspects or implications of any other arrangement, agreement or understanding entered into in connection with or related to the Merger or otherwise. Our opinion is limited to the fairness, from a financial point of view, to Halliburton of the Consideration to be paid by Halliburton in the Merger and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Halliburton or in which Halliburton might engage or as to the underlying business decision of Halliburton to proceed with or effect the Merger. We are not expressing any view or opinion with respect to, and we have relied, with the consent of Halliburton, upon the assessments of representatives of Halliburton regarding, legal, regulatory, accounting, tax and similar matters relating to Baker Hughes, Halliburton or any other entity and the Merger (including the contemplated benefits of the Merger), as to which we understand that Halliburton obtained such advice as it deemed necessary from qualified professionals. We further are not expressing any opinion as to what the value of Halliburton Common Stock actually will be when issued or the prices at which Halliburton Common Stock or Baker Hughes Common Stock will trade at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to Halliburton in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. We and certain of our affiliates also are participating in the financing for the Merger, for which services we and such affiliates will receive significant compensation, including committing to act as lead arranger, initial lender and administrative agent with respect to a $8.6 billion senior unsecured bridge loan facility to Halliburton, a portion of the proceeds of which will be used to fund the cash consideration for the Merger. In addition, Halliburton has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Halliburton Company

instruments (including derivatives, bank loans or other obligations) of Halliburton, Baker Hughes and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Halliburton and have received or in the future may receive compensation for the rendering of these services, including (i) acting as a lender to Halliburton under its $3.0 billion revolving credit facility and/or certain other term loans, letters of credit and/or leasing facilities for Halliburton and (ii) acting as co-manager to Halliburton in connection with its $3.0 billion high grade bond offering and as a co-dealer manager in connection with its $5.0 billion share repurchase.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Baker Hughes and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as a co-lead arranger and bookrunner for, and a lender under, Baker Hughes’s $2.5 billion revolving credit facility and as an issuer in Baker Hughes’s commercial paper program.

It is understood that this letter is for the benefit and use of the Board of Directors of Halliburton (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid in the Merger by Halliburton is fair, from a financial point of view, to Halliburton.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

ANNEX E

PERSONAL AND CONFIDENTIAL

November 16, 2014

Board of Directors

Baker Hughes Incorporated

2929 Allen Parkway

Suite 2100

Houston, TX 77019-2118

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Halliburton Company (“Halliburton”) and its affiliates) of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Baker Hughes Incorporated (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of November 16, 2014 (the “Agreement”), by and among Halliburton, Red Tiger LLC, a wholly owned subsidiary of Halliburton (“Acquisition Sub”), and the Company. The Agreement provides that the Company will be merged with and into Acquisition Sub and each outstanding share (other than Shares owned by the Company, Parent or their respective wholly owned subsidiaries and Appraisal Shares (as defined in the Agreement)) will be converted into $19.00 in cash (the “Cash Consideration”) and 1.12 shares of common stock, par value $2.50 per share (the “Halliburton Common Stock”), of Halliburton (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Halliburton, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We also have provided certain financial advisory and/or underwriting services to Halliburton and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to the public offering of Halliburton’s 1.00% Senior Notes due 2016 (aggregate principal amount $600,000,000), 2.00% Senior Notes due 2018 (aggregate principal amount $400,000,000) and 3.50% Senior Notes due 2023 (aggregate principal amount $1,100,000,000) in July 2013; and as joint book-running manager with respect to the public offering of Halliburton’s 4.75% Senior Notes due 2043 (aggregate principal amount $900,000,000) in July 2013. We may also in the future provide financial advisory and/or underwriting services to the Company, Halliburton and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Halliburton for the five years ended December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Halliburton; certain other communications from the Company and Halliburton to their respective stockholders; certain publicly available research analyst reports for the Company and Halliburton; certain

Board of Directors

Baker Hughes Incorporated

November 16, 2014

internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Halliburton, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”); and certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior management of the Company regarding its assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Halliburton; reviewed the reported price and trading activity for the Shares and shares of Halliburton Common Stock; compared certain financial and stock market information for the Company and Halliburton with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Halliburton or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Halliburton or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Halliburton and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Halliburton and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Halliburton Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Halliburton or the ability of the Company or Halliburton to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of

Board of Directors

Baker Hughes Incorporated

November 16, 2014

the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to holders (other than Halliburton and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The discussion below summarizes the material indemnification provisions of Halliburton’s restated certificate of incorporation and by-laws and Sections 102(b)(7) and 145 of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 145 of the DGCL provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees, and agents or persons who are or were serving at the request of the corporation as directors, officers, employees or agents of another entity. Indemnification is allowed in connection with threatened, pending, or completed actions, suits, or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in right of the corporation, brought against them by reason of the fact that they were or are directors, officers, employees, or agents, for expenses, judgments and fines, and amounts paid in settlement actually and reasonably incurred in any action, suit, or proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Article X of Halliburton’s restated certificate of incorporation together with Section 32 of its by-laws provide for mandatory indemnification of each person who is or was made a party to or involved in any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding because:

•	the person is or was an officer or director of Halliburton; or

•	is a person who is or was serving at the request of Halliburton as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of Halliburton’s restated certificate of incorporation and the by-laws were adopted or as each may be amended.

Section 32 of Halliburton’s by-laws and Article X of its restated certificate of incorporation expressly provide that they are not the exclusive methods of indemnification.

Section 145 of the DGCL provides that a Delaware corporation has the power to purchase and maintain insurance on behalf of its directors, officers, employees or agents against liabilities asserted against such person in his or her capacity or arising out of his or her status as a director, officer, employee or agent of the company. A Delaware corporation has this power whether or not the corporation has the power to indemnify such person against the liability under Section 145 of the DGCL.

Section 32 of the by-laws provides that Halliburton may maintain insurance, at its own expense, to protect itself and any director or officer of Halliburton or of another entity against any expense, liability, or loss. This insurance coverage may be maintained regardless of whether Halliburton would have the power to indemnify the person against the expense, liability, or loss under the DGCL.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, that provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, relating to liability for unlawful acquisitions or redemptions of, or payment of dividends on, capital stock; or

•	for any transaction from which the director derived an improper personal benefit.

Article XV of Halliburton’s restated certificate of incorporation contains this type of provision.

The foregoing statements are subject to the detailed provisions of Sections 145 and 102 of the DGCL and Halliburton’s restated certificate of incorporation and by-laws.

Item 21. Exhibits and Financial Statement Schedules

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 17, 2015.

HALLIBURTON COMPANY

By:	/s/ David J. Lesar
	Name:	David J. Lesar
	Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David J. Lesar David J. Lesar	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	February 17, 2015

/s/ Christian A. Garcia Christian A. Garcia	Senior Vice President, Finance and Acting Chief Financial Officer (Principal Financial Officer)	February 17, 2015

/s/ Charles E. Geer, Jr. Charles E. Geer, Jr.	Vice President and Corporate Controller (Principal Accounting Officer)	February 17, 2015

* Alan M. Bennett	Director	February 17, 2015

* James R. Boyd	Director	February 17, 2015

* Milton Carroll	Director	February 17, 2015

* Nance K. Dicciani	Director	February 17, 2015

* Murry S. Gerber	Director	February 17, 2015

* José C. Grubisich	Director	February 17, 2015

* Abdallah S. Jum’ah	Director	February 17, 2015

* Abdulaziz Fahd Al Kayyal	Director	February 17, 2015

* Robert A. Malone	Director	February 17, 2015

* J. Landis Martin	Director	February 17, 2015

* Jeffrey A. Miller	President and Director	February 17, 2015

* Debra L. Reed	Director	February 17, 2015

*By	/s/ Robb L. Voyles
Robb L. Voyles Attorney-in-Fact

EXHIBIT INDEX

Exhibit No	Description of Exhibits

2.1	Agreement and Plan of Merger, dated as of November 16, 2014, among Halliburton Company, Red Tiger LLC and Baker Hughes Incorporated (included as Annex A to the joint proxy statement/prospectus, which is part of this registration statement) (schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request).

3.1	Restated Certificate of Incorporation of Halliburton Company filed with the Secretary of State of Delaware on May 30, 2006 (incorporated by reference to Exhibit 3.1 to Halliburton Company’s Current Report on Form 8-K filed June 5, 2006, File No. 001-03492).

3.2	By-laws of Halliburton Company revised effective February 12, 2014 (incorporated by reference to Exhibit 3.1 to Halliburton Company’s Current Report on Form 8-K filed February 18, 2014, File No. 001-03492).

4.1	The registrant has not filed with this registration statement copies of certain instruments defining the rights of holders of long-term debt of the registrant and its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed. The registrant agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

5.1*	Opinion of Baker Botts L.L.P. regarding validity of shares of Halliburton Company being registered hereunder.

8.1	Tax Opinion of Baker Botts L.L.P. regarding certain U.S. federal income tax matters.

8.2	Tax Opinion of Davis Polk & Wardwell LLP regarding certain U.S. federal income tax matters.

21.1	Subsidiaries of Halliburton Company (incorporated by reference to Exhibit 21.1 to Halliburton Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

23.1	Consent of KPMG LLP, independent registered public accounting firm for Halliburton Company.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm for Baker Hughes Incorporated.

23.3*	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

23.4	Consent of Baker Botts L.L.P. (included in Exhibit 8.1).

23.5	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2).

24.1*	Power of Attorney.

99.1	Form of Proxy Card of Halliburton Company.

99.2	Form of Proxy Card of Baker Hughes Incorporated.

99.3	Opinion of Credit Suisse Securities (USA) LLC (included as Annex C to the joint proxy statement/prospectus, which is part of this registration statement).

99.4	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (included as Annex D to the joint proxy statement/prospectus, which is part of this registration statement).

99.5	Opinion of Goldman, Sachs & Co. (included as Annex E to the joint proxy statement/prospectus, which is part of this registration statement).

99.6	Consent of Credit Suisse Securities (USA) LLC.

99.7	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.8	Consent of Goldman, Sachs & Co.

*	Previously filed.